As filed with the Securities and Exchange Commission on October 16, 2014

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

VeriSilicon Holdings Co., Ltd.

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	7379	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Room 20A, No. 560 Songtao Road

Zhangjiang Center, Zhangjiang Hi-Tech Park

Pudong New Area

Shanghai 201203

People’s Republic of China

86 (21) 5131-1118

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

VeriSilicon, Inc.

4699 Old Ironsides Drive, Suite 350

Santa Clara, CA 95054

(408) 844-8560

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Thomas C. DeFilipps, Esq. Eric S. Haueter, Esq. Justin L. Bastian, Esq. Karen K. Dreyfus, Esq. Sidley Austin LLP 1001 Page Mill Road, Building 1 Palo Alto, California 94304 Tel: (650) 565-7000	Wayne Wei-Ming Dai Room 20A, No. 560 Songtao Road Zhangjiang Center, Zhangjiang Hi-Tech Park Pudong New Area Shanghai 201203 People’s Republic of China Tel: 86 (21) 5131-1118	James J. Masetti. Esq. Heidi E. Mayon, Esq. Pillsbury Winthrop Shaw Pittman LLP 2550 Hanover Street Palo Alto, California 94304 Tel: (650) 233-4500

Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee
Ordinary shares, par value $0.001 per share(3)	$75,000,000	$8,715

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act.
(2)

Includes ordinary shares represented by ADSs offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public, and also includes ordinary shares represented by ADSs that may be purchased by the underwriters pursuant to an over-allotment option. These ordinary shares represented by ADSs are not being registered for the purpose of sales outside the United States.

(3)

American Depositary Shares issuable upon deposit of the ordinary shares registered hereby will be registered under a separate registration statement on Form F-6. Each American Depositary Share represents                 ordinary shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated October 16, 2014

PROSPECTUS

            American Depositary Shares

Representing             Ordinary Shares

This is an initial public offering of American Depositary Shares, or ADSs, of VeriSilicon Holdings Co., Ltd. We are offering             ADSs. Each ADS represents              ordinary shares, par value $0.001 per share. The ADSs are evidenced by American Depositary Receipts, or ADRs. No public market currently exists for our ADSs or ordinary shares.

We intend to apply to have the ADSs listed on the NASDAQ Global Market under the symbol “VERI.”

We anticipate that the initial public offering price per ADS will be between $         and $        .

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements.

Investing in our ADSs involves risks. See “Risk Factors” beginning on page 17 of this prospectus.

	Per ADS	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

We have granted the underwriters an option to purchase                  additional ADSs on the same terms and conditions set forth above if the underwriters sell more than                  ADSs in this offering.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs on or about                     , 2014.

Barclays	Jefferies	Stifel

Wells Fargo Securities

Oppenheimer & Co.

Prospectus dated                     , 2014.

VeriSilicon

Silicon Platform as a Service (SiPaaS)

Photographs reflect the general types of end products that can incorporate our solutions. We do not design or manufacture these end products. Our solutions incorporated into 3D motion sensors for game consoles, DVD/Blu-ray players and various audio products, mobile phones and high-definition televisions (similar to the ones reflected in the photographs above) each generated 5% or more of our total revenue during one or more of the years ended December 31, 2011, 2012 and 2013; our solutions incorporated into the other types of end products reflected in the photographs above each generated less than 5% of our total revenue during each of the three years ended December 31, 2013.

Dealer Prospectus Delivery Obligation

Through and including                     , 2014 (the 25th day after the date of this prospectus), all dealers effecting transactions in the ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we may have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the ADSs offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

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CONVENTIONS THAT APPLY TO THIS PROSPECTUS

In this prospectus, except where the context otherwise requires, references to:

•	“ARM” refers to ARM Holdings plc;

•	“ASIC” refers to application-specific integrated circuits;

•	“ASSP” refers to application-specific standard products;

•	“CMOS” refers to complementary metal-oxide semiconductor;

•	“DSP” refers to digital signal processors;

•	“EDA” refers to electronic design automation;

•	a “fabless” semiconductor company outsources fabrication of integrated circuits to a third party foundry;

•	“FDSOI” refers to fully-depleted silicon on insulator;

•	“FinFET” refers to fin-shaped field effect transistors;

•	“first silicon success” refers to qualification of a design in accordance with the customer’s specifications in the initial tape out without any significant redesigns;

•	“HUI” refers to human user interface;

•	“IDM” refers to integrated device manufacturer;

•	“IoT” refers to internet of things;

•	“MEMS” refers to microelectromechanical systems;

•	“NRE” refers to non-recurring engineering;

•	“ODM” refers to original design manufacturer;

•	“OEM” refers to original equipment manufacturer;

•	“PRC” refers to the People’s Republic of China;

•	“RMB” refers to Renminbi, the legal currency of the PRC;

•	“shares” or “ordinary shares” refers to our ordinary shares, par value of $0.001 per share;

•	“SiP” refers to system in a package;

•	“SiPaaS” refers to silicon platform as a service;

•	“SoC” refers to system on a chip;

•	“system level functionality” refers to the interaction of chips, components and software;

•	“tape out” is the final result of the design process for integrated circuits, the point at which the design is sent to the foundry to begin manufacturing;

•	“U.S. dollars”, “$” and “dollars” refer to the legal currency of the United States;

•	“wafer” refers to a thin piece of semiconductor material on which an integrated circuit is built; and

•	“we”, “us”, “our company”, “our” and “VeriSilicon” refer to VeriSilicon Holdings Co., Ltd. (and its predecessor) and its subsidiaries.

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PROSPECTUS SUMMARY

This summary does not contain all of the information you should consider before investing in our ADSs. You should read this entire prospectus carefully, especially the information set forth under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing at the end of this prospectus, before making an investment decision.

BUSINESS

Our Vision and Mission

Our business model, which we refer to as Silicon Platform as a Service (SiPaaS), is an IP-centric, platform-based, end-to-end semiconductor design service, which enables us to provide custom silicon solutions. Our mission is to mitigate the time, cost, and risks of semiconductor design and manufacturing for semiconductor companies, original equipment manufacturers, original design manufacturers and large Internet platform companies, allowing them to focus on their core competencies such as product definition, system architecture, software development and branding. Our business model is designed to enable the semiconductor industry to transition to a design-lite model, similar to the way in which independent wafer foundries gave rise to the fabless semiconductor industry by providing access to independent, advanced semiconductor manufacturing services.

Company Overview

We are a SiPaaS company that provides our customers with the ability to rapidly, efficiently and effectively bring to market custom silicon solutions that address a wide range of applications across a variety of end markets, including mobile devices, networking, the Internet of Things (IoT), wearable electronics, smart homes and automotive electronics. We believe that the breadth and flexibility of our SiPaaS solution make it a compelling alternative development model designed to reduce operating expenses and improve return on investment for our customers, which include both emerging and established semiconductor companies, original equipment manufacturers (OEMs), original design manufacturers (ODMs) and large Internet platform companies involved in the development of proprietary systems technology. Our SiPaaS solution offers end-to-end semiconductor design services, from architectural design and physical implementation to managing the manufacturing and shipping of fully packaged and tested semiconductor devices. We originated the term SiPaaS to describe our business model, but we believe that it also describes a developing trend towards engaging third parties for the design and production of custom silicon solutions.

Our SiPaaS solution consists of our system on a chip (SoC) platforms, which are differentiated by our broad, licensable intellectual property (IP) portfolio that includes digital signal processor (DSP) IP, high definition (HD) video IP, over 1,000 proprietary reusable units of mixed signal and radio frequency (RF) IP for processes ranging from 180nm to 28nm bulk complementary metal-oxide semiconductor (CMOS) and 28nm fully depleted silicon on insulator (FDSOI), foundation libraries (standard cell, memory compiler and input/output (I/O)), and third-party IP. As of June 30, 2014, we had 49 patents issued and five patents pending in the U.S. and five patents issued and 13 patents pending in China. Each of our SoC platforms integrates key components of one or more of our families of IP and can be optimized for a variety of applications such as HD video, HD audio, HD voice, wireless baseband, and human user interface (HUI), which includes technologies related to voice recognition, 3D motion sensing, and handwriting recognition.

We believe our manufacturing and product engineering experience makes our business scalable by being in a position to offer a wide variety of services across many different types of processes, technologies and target markets. Our manufacturing and product engineering services include test hardware and test software, rapid prototype validation, device qualification, engineering prototype to volume production, yield management, failure analysis, and quality and reliability management for SoC and system in a package (SiP) products. By using these services, our customers can benefit from shortened design cycles, enhanced product performance and quality, and reduced costs.

Our SiPaaS solution is vendor neutral, positioning us to utilize a best-in-class approach for our customers for whom we can leverage our deep relationships that span the semiconductor ecosystem, including electronic design automation (EDA) and IP companies, wafer foundries, and packaging and testing vendors.

Our global, diversified customer base included over 200 customers in 2013. Since 2009, over one billion chips have been manufactured based on our custom silicon solutions and over 700 million chips have been shipped using our IP from which we have collected royalties. Over the past five years, we have, on average, completed one tape out each week. A tape out refers to the final result of the design process for integrated circuits (the point at which the design is sent to the foundry to begin manufacturing). In the past two years, over 98% of the designs for these products were qualified in accordance with the customer’s specifications in the initial tape out without any significant re-designs, which we refer to as first silicon success.

We generate revenue from (i) sales of turnkey products, (ii) non-recurring engineering (NRE) design services and (iii) license fees and royalties generated from our IP, including third-party IP for which we have a right to sublicense. Our turnkey products revenue is derived from volume production and shipping of semiconductor wafers, chips or finished integrated circuits that we previously designed through our NRE design services. Our NRE design services revenue is derived from fees charged to our customers for the development of semiconductor designs of integrated circuits in accordance with our customers’ specifications. Revenue derived from license fees and royalties represents fees earned by licensing our IP to our customers and the subsequent royalty payments when our customers sell products containing our IP to their end customers.

We generated revenue of $127.4 million in 2013 and $77.0 million in the six months ended June 30, 2014. Our revenue for 2013 grew 71% over 2012 and our revenue in the six months ended June 30, 2014 grew 32% over the six months ended June 30, 2013. Our net loss was $28.1 million in 2013 and our net loss was $26.2 million in the six months ended June 30, 2014. Our adjusted net loss was $1.1 million in 2013 and our adjusted net income was $1.8 million in the six months ended June 30, 2014. Adjusted net loss and adjusted net income are non-GAAP financial measures. A reconciliation of U.S. GAAP to non-GAAP financial information has been provided in the section entitled “Summary Consolidated Financial Information—Non-GAAP Financial Measures.” We had 453 employees as of June 30, 2014, with approximately 70% of our employees dedicated to research, development and custom silicon design and over 70% of our employees based in Shanghai, China. We were founded in 2001. Our headquarters are located in Shanghai, China and we operate six research and development centers and nine sales centers located in Asia, North America and Europe.

Industry Background

The Semiconductor Market is Large and Diversified

The semiconductor market is a large, global growth opportunity. According to Gartner, worldwide revenue for semiconductor devices was $315 billion in 2013.1 Semiconductor devices are used in a wide variety of products and applications and our SiPaaS solution addresses a broad range of end markets, including mobile

[1]	Gartner, “Semiconductor Forecast Database, Worldwide, 2Q14 Update,” June 2014. The Gartner Reports described herein, (the “Gartner Reports”) represent data, research opinion or viewpoints published as part of a syndicated subscription service, by Gartner, Inc. (“Gartner”), and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this filing) and the opinions expressed in the Gartner Reports are subject to change without notice.

devices, networking, the IoT, wearable electronics, smart homes and automotive electronics. Growth in mobile data traffic is driving the expansion of semiconductors used in numerous applications involved in the collection, storage, communication and presentation of such data. Global mobile data traffic is projected to grow from 1.5 exabytes per month in 2013 to 15.9 exabytes per month in 2018, representing a compound annual growth rate (CAGR) of 61%, according to the Cisco Visual Networking Index. In addition to end market diversification, the semiconductor market is also broadly diversified by geography, with China being a leading driver of growth due to increased electronics consumption by local consumers and the country’s proximity to a large part of the electronics supply chain. According to PricewaterhouseCoopers, Chinese semiconductor consumption grew from $31 billion in 2003 to $153 billion in 2012, representing a CAGR of 20%.

Increasing Semiconductor Device Complexity and Customization is Driving Higher Design Costs

Robust demand for electronics coupled with increased device complexity is currently driving competition in the semiconductor industry. To meet the demand for semiconductor-enabled devices and applications, semiconductor providers must deliver increasing levels of performance while facing the challenges of shorter time to market and shorter product life cycles. According to publicly available data, research and development expenses as a percentage of revenue for the top ten fabless semiconductor companies, as ranked by IC Insights, Inc. (IC Insights), increased from an average of 19% in 2004 to 25% in 2013 due to higher chip complexity and shorter product life cycles. As a result of this trend, we believe that semiconductor companies are seeking more efficient and lower cost product development strategies.

Moore’s Law is Stressed

Historically, conventional wisdom within the semiconductor industry has been that advances in manufacturing process technology should enable engineers to approximately double the number of transistors in an integrated circuit approximately every 24 months, a trend referred to as Moore’s Law. The ability to increase the number of transistors per integrated circuit on an ongoing basis has enabled increasing functional integration and driven annual reductions in the average cost per transistor of approximately 30% from 1975 through 2004 (according to data from the Federal Reserve Board), which has been a critical factor in the manufacture of increasingly complex, high performance, low power semiconductor solutions. As semiconductor feature sizes have reached a deep submicron scale, the physical challenges of patterning semiconductor transistors at today’s most advanced process nodes have reversed the historical cost reduction curve of Moore’s Law. Specifically, at advanced process nodes below 28nm the cost per transistor is flattening out for the first time in the last 40 years. As a result, we believe that design innovation, rather than the migration of a design to the next advanced process node, is now a vital element in reducing the cost per transistor. While the industry has identified certain technologies to address these challenges, the commercial viability and availability of these solutions are not expected for a number of years. We believe that this dynamic, now commonly referred to in the industry as “Moore Stress” has driven semiconductor companies to focus on cost reduction.

Increasing Costs Create Industry Wide Paradigm Shifts

As the semiconductor market has expanded over the last few decades, the industry has undergone multiple waves of change to address the increasing costs associated with semiconductor design and manufacturing, including:

•

Shift from IDM to Fabless. From the industry’s beginnings in the 1950s through the 1980s, semiconductor companies generally operated as IDMs, owning and operating fabs in order to have in-house manufacturing capabilities and to deliver technically advanced solutions. Due to the increasing capital investments required to keep pace with the ongoing increases in the number of transistors per integrated circuit and higher research and development costs attributable to investment in both product and process development, we believe that the semiconductor industry has increasingly shifted to a structure wherein semiconductor companies seek to reduce research and development costs and capital investments by engaging third party manufacturing services, resulting in the fab-lite and fabless business model.

•

Shift from Fabless to Design-lite. We believe that the increased level of complexity in, and the desire to differentiate and customize, semiconductor devices have resulted in increased research and development spending focused on semiconductor design, driving companies to consider alternative development models to reduce operating expenses and improve return on investment. While emerging and established semiconductor companies continue to focus on integrating system functions in a single chip, we believe that OEMs and ODMs are increasingly developing their own semiconductor devices for differentiation and customization of their end products. We believe that these categories of companies are beginning to engage third-party service providers for design services at an increasing rate. This situation has resulted in the migration to a design-lite model, which allows companies to focus on their core competencies, such as product definition, system architecture, software development and branding, while relying on a service provider for semiconductor design implementation, production engineering and supply chain management in a cost effective manner. We believe that these current industry dynamics are driving participants to increase utilization of third-party semiconductor development platforms that are able to provide an advantage relative to the participants’ own internal design resources, extending the historical practice of selectively augmenting internal development efforts with external EDA tools and licensed IP. We believe the SiPaaS model will help accelerate the design-lite paradigm shift, providing an IP-centric, platform-based, end-to-end semiconductor design service model that offers a complete solution from architectural design through design implementation to volume production and delivery. We believe our SiPaaS model allows fabless and IDM semiconductor companies, OEMs, ODMs, and large Internet platform companies to rapidly implement their silicon strategies and bring to market devices or applications that utilize custom semiconductors.

The SiPaaS model is designed to address the needs of a variety of customer types, including:

•

Emerging Fabless Semiconductor Companies. A startup company generally has limited resources and can face daunting cost and time-to-market requirements. Given the decline in venture capital investment in semiconductor startups in the past several years and the resulting need to minimize costs, there can be significant pressure on these companies to achieve first silicon success on their products. By providing turnkey services, a SiPaaS company can enable emerging fabless semiconductor companies to focus internal resources on its core competencies, such as product definition, system architecture, firmware, software, branding and reference system design and applications. For example, a startup fabless company had limited resources to develop a 3D motion sensing product. The company engaged us to design and manufacture an ASIC in order to focus on its core competencies in motion sensing algorithms and systems software. As a result, the company achieved a major design win with only the resources from its initial funding.

•

Established Fabless and IDM Semiconductor Companies. Due to “Moore Stress,” we believe that established fabless companies and IDMs face increasing challenges as their research and development expenses increase. As IDMs increasingly outsource manufacturing of advanced technologies to external wafer foundries, we believe that they become more open to engaging third parties to provide design services as well. Similarly, a large semiconductor company may look to SiPaaS companies for IP and design services for an application-specific SoC because they may not have the requisite expertise, internal IP or resources. For example, an established fabless semiconductor company with strong internal semiconductor development expertise on application processor designs for mobile devices has engaged us to design products in adjacent markets, such as multi-function printers and media processors.

•

OEMs and ODMs. In order to provide differentiation and customization, OEMs and ODMs face increasing challenges as more system-level functionality (which we define as the interaction of chips, components and software) is integrated into SoC semiconductor solutions. Some OEMs and ODMs do not have specific semiconductor design expertise to develop custom silicon solutions to add value and quickly meet specific product requirements. Due to “Moore Stress” and the longer lifespan of more advanced process nodes, such as 28nm, we believe that OEMs and ODMs have more of an incentive to engage directly with a SiPaaS company for custom silicon solutions rather than continuing to rely on standard semiconductor products from fabless semiconductor companies. For example, an OEM that develops light emitting plasma technology needed a smart lighting silicon solution, but did not have the necessary expertise to design it internally. By engaging us from specification to production of a silicon solution, this OEM benefited from our strong mixed signal and high voltage CMOS IP skills and digital and analog integration expertise. We significantly reduced the overall cost of the silicon solution by eliminating hundreds of components on the board, while increasing system-level functionality and enhancing the reliability of the entire lighting system.

•

Large Internet Platform Companies. Global and increasingly diversified large Internet platform companies have broad reach and brand recognition, but may have limited internal semiconductor design teams. These companies are generally focusing on the development of customized computing, networking and storage solutions to address the performance requirements of particular service offerings and may seek to differentiate their solutions at both the software and semiconductor level. For example, a large Internet platform company engaged us to design an HD video SoC from specification to volume production that was ultimately incorporated into consumer devices branded by this company and other OEMs. This project utilized our in-depth knowledge of HD video IP and prior experience with similar custom silicon design projects targeted for notebook and video conferencing applications.

Challenges with Traditional Design Services Providers

We believe that the traditional providers of semiconductor design services have not adequately addressed the evolving requirements of the semiconductor industry, primarily due to the following shortcomings:

•

Lack of a Comprehensive Platform Approach. Traditional design service companies may not offer the breadth of IP portfolios and SoC platforms required to address the variety of applications used by an increasingly wide range of customers interested in developing semiconductor solutions.

•	Anchored to Specific Wafer Foundries. We believe that traditional design service firms, in general, have a narrow set of strategic relationships with wafer foundries, and in some cases only one.

•	Anchored to Specific Geography. Traditional design service firms may provide services in a few specific geographies.

We believe that there is an increasing need within the industry for advanced semiconductor design service providers possessing strong system and software expertise, technology integration capabilities and a proven track record of delivering functional and reliable silicon solutions that can also flexibly deliver a customized and differentiated solution cost effectively and on a worldwide basis.

Our Competitive Strengths

We believe our key competitive strengths include:

•

Comprehensive Platform-based SiPaaS Solution. The SiPaaS business model is designed to deliver the type of services that we believe are necessary to enable the industry shift to a design-lite model. We believe our SiPaaS model offers our customers an IP-centric, platform-based, end-to-end semiconductor solution, providing the full range of services necessary to produce a custom silicon solution from architectural design and design implementation through the manufacturing process with our strategic relationships with wafer foundries and packaging and testing vendors. In addition, our SiPaaS solution provides an open hardware platform that integrates with the open software platform of large Internet platform companies, and is designed to meet the needs of companies looking for silicon solutions that fit within their product strategy.

•

Broad, Differentiated and Platform-Based IP. Our IP and technology expertise covers a wide scope of applications, including HD video, HD audio, HD voice, wireless baseband and HUI, such as voice or motion activated interfaces. We have an extensive portfolio of, and know-how relating to, proprietary hardware designs, software, firmware code and algorithms, which we are able to utilize to help our customers reduce redundant research and development investments and design cycle time. We augment our SoC platforms not only with our internally developed IP but also with IP we license from ARM, Cadence, Synopsys and Vivante for a variety of applications and foundation libraries for certain foundry manufacturing processes. Pursuant to contracts entered into with our customers, we generally retain ownership of IP we develop in connection with individual customer engagements and, as a result, we generally retain the right to use that IP for other customer engagements.

•

Vendor Agnostic Strategy across Leading Ecosystem Participants. We have established relationships throughout the semiconductor ecosystem and we are vendor agnostic to EDA and IP companies, wafer foundries, and packaging and testing vendors. Our vendor-agnostic approach enables us to develop leading edge designs applicable to a custom silicon solution. For example, in addition to bulk CMOS technology, we are able to offer our customers designs utilizing FDSOI 28nm technology employed by Samsung’s foundries.

•

Strong, Long-term Customer Relationships. Some of our most valuable customers have utilized our platforms to design multiple derivative products and multiple generations of products, demonstrating the strength and long-term nature of our customer relationships. Our collaborative relationships with customers may result in new product designs owned by the customer, but for which we own typically the key IP building blocks. Our IP licensing strategy to identify and leverage reusable IP is designed to provide us with an advantage in terms of extending our customer relationships and making it more difficult for our competitors to penetrate our customers.

•

Extensive Global Engineering Resources and Capabilities. The foundation of our business is our engineering talent which collectively represented approximately 70% of our employees around the world as of June 30, 2014. Of these engineers, over 70% have an advanced engineering degree. We devote significant time and resources to develop our employees and cultivate an innovative and creative environment, which has resulted in our high employee retention rate. Our engineering talent helps create a compelling pipeline of new IP and platforms by leveraging our substantial IP and technology base to accelerate product design and meet the qualification standards of our customers. For example, a number of products from one of our key customers have met the strict standards of the European automotive supply chain. Our six development centers around the world provide deep technical expertise to customers, especially large and international customers, so that system and complete semiconductor solutions can be jointly developed globally.

•

Local Presence and Expertise in the Expanding Chinese Semiconductor Market. We believe we are well positioned as a global semiconductor service provider, particularly in China. Our presence in Asia facilitates close contact with our customers’ key strategic partners, enabling us to be responsive to their needs and enhancing our visibility into new product opportunities, markets and technology trends. Additionally, our proximity to the electronics supply chain is important because Asia, and specifically China, is a central hub of semiconductor manufacturing.

Our Growth Strategies

Our mission is to mitigate the time, cost and risks of design and manufacturing for semiconductor companies, OEMs, ODMs and large Internet platform companies involved in the development of proprietary systems technology. Key elements of our strategy to achieve our mission include:

•

Grow Our Customer Base of OEMs, ODMs and Large Internet Platform Companies. We believe that OEMs, ODMs and large Internet platform companies generally have limited semiconductor design expertise, despite an increasing need for optimized semiconductor and software solutions. We believe that these companies are generally pursuing broad market opportunities, such as wearable electronics. The wearable electronics market is projected to grow from approximately $10 billion in 2013 to over $25 billion by 2017, representing a CAGR of 26%, according to IHS, Inc. (IHS). The IoT market and, in particular, the wearable electronics market, are fragmented, and therefore offer compelling opportunities for us to deliver custom silicon solutions based on our IoT SoC platforms to OEMs and large Internet platform companies. For example, we provided a leading Internet platform company with turnkey products for multiple-format video decoder and encoder SoCs for multiple consumer products. We are a semiconductor channel and development partner of Google’s WebM Project which distributes Hantro video IP, enabling its end users to rapidly stream and view video content including ultra-high definition and 4K resolution video.

•

Leverage Expertise to Expand Services with Existing Customers and Diversify End Markets. We expect to further partner with our leading customers to deliver additional products and services as we have done with certain key customers to date. For example, we have successfully expanded our 3D MEMS sensors for the mobile device market to automotive based applications for one of our key customers. We have now been qualified by, and are shipping to, Robert Bosch GmbH’s automotive division. In addition to the automotive market, we believe medical devices, such as digital X-Ray, MEMS gyroscopes for medical instruments, home-based health monitoring and medical implants, will be one of the emerging areas for continued diversification among existing and new customers.

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Further Develop our Intellectual Property. We continue to develop and expand our IP portfolio. We intend to expand our semiconductor IP partners and the technology we license from them to integrate with our existing technology and know-how to deliver increasingly innovative solutions for our customers. For example, as a member of the SOI Industry Consortium, we established an FDSOI task force to study FDSOI three years ago, simulated and evaluated FDSOI devices in collaboration with certain members of the consortium, designed mixed signal IP and conducted a benchmark comparison on ARM Holdings plc (ARM) processors between 28nm FDSOI and 28nm bulk CMOS technologies. As a result, we are a leader in IP and design experience with FDSOI technology.

•

Opportunistically Pursue Complementary Acquisitions. We may pursue acquisitions of technologies, design teams and companies that complement our strengths and help us execute our strategies. Our acquisition strategy is designed to accelerate our revenue growth, expand our technology portfolio, grow our addressable market and create shareholder value. For example, we successfully completed the acquisition of the ZSP’s assets, including the ZSP DSP IP, and integrated the associated engineering team from LSI Logic Corporation in 2006.

•

Expand Our Strategic Foundry Relationships. We intend to continue to build our strategic ecosystem relationships to continue to offer our customers best-in-class foundry capabilities. For example, we have strategic relationships with Samsung and other industry leaders to design and manufacture semiconductors on their FDSOI 28nm process technology for mobile platforms. At the same time, we are actively pursuing designs targeting 16nm and 14nm fin-shaped field effect transistors on bulk CMOS technology for high performance applications.

•

Continue to Improve Operational Efficiency. Our goal is to grow revenue from our NRE design services and license and royalties businesses in an amount sufficient to cover a majority of our total operating expenses, thereby allowing revenue from our turnkey products business, which can grow with limited incremental investment, to drive improvements in our results of operations and operating margin.

Our SiPaaS Solution

Our SiPaaS solution is differentiated by our strong IP and know-how. Our IP portfolio serves as the foundation of our SoC platforms. Our SoC platforms are critical to our overall business and growth strategy, serve as a key differentiator against our competitors and are a primary reason why our customers purchase our design services on a repeat basis.

IP Portfolio

•	ZSP DSP IP

•	Hantro HD video IP

•	Mixed Signal and RF IP Portfolio

•	Foundation Libraries

•	Third-Party IP

Our SoC Platforms

•	Hantro HD Video SoC Platforms

•	ZSP-Based HD Audio SoC Platforms

•	ZSP-Based HD Voice SoC Platforms

•	ZSP-Based Wireless Baseband SoC Platforms

•	Human User Interface (HUI) Platforms

ZSP DSP IP is a family of IP related to digital signal processors. Hantro video IP is a family of IP related to HD video. We believe these two families of IP are key to our business.

Risks Affecting Us

We believe some of the major risks and uncertainties that may materially and adversely affect our operations include the following:

•

Our customer base is concentrated, with sales to Robert Bosch GmbH (Bosch) accounting for 38% and 45% of our total revenue in 2013 and the six months ended June 30, 2014, respectively, and sales to our top five customers (including Bosch) accounting for 57% and 65% of our total revenue in 2013 and the six months ended June 30, 2014, respectively, and our business may be materially and adversely affected if we lose one or more or our significant customers;

•	We rely on third parties to manufacture, package and test the semiconductor products comprising our solutions and we do not have long-term supply contracts with wafer foundries or our other vendors;

•	The markets that we target may not adopt our SiPaaS solution;

•	We may be unable to develop and maintain relationships with key industry and technology leaders to enhance our SiPaaS solution and market position;

•	We may be unable to develop new and enhanced technology to compete effectively;

•	Changes in our revenue mix may result in reduced overall operating margin;

•	We could lose rights under intellectual property licenses with third parties that are important to our business;

•	We face intense competition and expect competition to increase in the future;

•

We do not enter into long-term contracts or purchase commitments with our NRE design services or turnkey products customers and we have no contractual arrangements for future sales of our solutions to existing customers and, as a result, our customer orders and ordering patterns for our NRE design services and turnkey products can change quickly, making it difficult for us to predict our revenue and making it possible that our actual revenue may vary materially from our expectations;

•

We have not identified any specific uses for the net proceeds of this offering beyond working capital and general corporate purposes and we may invest or spend the proceeds of this offering in ways with which you may not agree or in ways with which may not yield a return; and

•	We have significant operations in China, and there may be adverse changes in the political and economic policies of the PRC government that materially and adversely affect our operations.

Company Information

Our principal executive offices are located at Room 20A, No. 560 Songtao Road, Zhangjiang Center, Zhangjiang Hi-Tech Park, Pudong New Area, Shanghai, 201203, PRC and our telephone number is 86 (21) 5131-1118. Our website address is http://www.verisilicon.com. The information on our website does not form a part of this prospectus. Our agent for service of process in the United States is VeriSilicon Inc., located at 4699 Old Ironsides Drive, Suite 350, Santa Clara, California 95054 with telephone number 408-844-8560.

“VeriSilicon,” “ZSP” and our logo are our trademarks and we have filed an application to register the trademarks “SiPaaS” and “Hantro.” All other trademarks and trade names appearing in this prospectus are the property of their respective owners. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties unless the context indicates otherwise.

THE OFFERING

ADSs offered by us	ADSs

Option to purchase additional ADSs	We have granted the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an

additional              ADSs.

ADSs outstanding immediately after this offering	ADSs (or ADSs if the underwriters exercise in full their option to purchase additional ADSs from us)

Ordinary shares outstanding immediately after this offering	ordinary shares (or ordinary shares if the underwriters exercise in full the option to purchase additional ADSs from us)

The ADSs	Each ADS represents of our ordinary shares, par value $0.001 per ordinary share. The ADSs will be evidenced by American Depositary Receipts, or ADRs.

The depositary will hold the ordinary shares underlying your ADSs and you will have rights as provided in the deposit agreement among us, the depositary and holders of ADSs from time to time.

You may turn in your ADSs to the depositary in exchange for ordinary shares underlying your ADSs. The depositary will charge you fees for any exchange.

We may amend or terminate the deposit agreement without your consent, and if you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

You should carefully read the section in this prospectus entitled “Description of American Depositary Shares” to better understand the terms of the ADSs. You should also read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

Use of proceeds	We estimate our net proceeds from this offering will be approximately $ million (or approximately $ million if the underwriters exercise in full their option to purchase additional ADSs from us), based on an assumed initial public offering price of $ per ADS, which is the midpoint of the initial public offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for working capital and general corporate purposes, which may include acquisitions of complementary businesses, technologies or other assets, although we have not entered into any agreements or

commitments with respect to any specific acquisitions. We will also use up to $         million from the proceeds to redeem certain preference shares, if issued. See the section titled “Description of Share Capital—Shadow Preference Shares” for additional information.

See the section titled “Use of Proceeds” for additional information.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks you should carefully consider before deciding to invest in our ADSs.

NASDAQ Global Market trading symbol	VERI

Depositary

Timing and settlement for ADSs	The underwriters expect to deliver the ADSs against payment on , 2014 through the facilities of The Depository Trust Company.

The number of ordinary shares to be outstanding following this offering is based on 65,477,292 ordinary shares outstanding as of June 30, 2014 and excludes as of June 30, 2014:

•

360,000 ordinary shares issuable upon the exercise of warrants at an exercise price of $1.91 per share and 120,000 ordinary shares issuable upon the exercise of warrants at an exercise price of $1.5522 per share, all of which will expire on December 31, 2015;

•

any Shadow Preference Shares (as that term is defined under “Description of Share Capital”), which, depending on the midpoint of the initial public offering price range set forth on the cover page of this prospectus, will either not be issuable or will be issued prior to the completion of this offering and then redeemed for cash using proceeds from this offering, immediately after the completion of this offering;

•	15,429,366 ordinary shares issuable upon exercise of outstanding stock options at a weighted-average exercise price of $0.53 per ordinary share; and

•	145,130 ordinary shares reserved for future issuance under our 2012 Equity Incentive Plan.

Unless otherwise indicated, all information in this prospectus assumes:

•	that our amended and restated memorandum and articles of association, which we will file in connection with the completion of this offering, is in effect;

•	the automatic conversion immediately prior to the completion of this offering of all 50,011,211 outstanding preference shares as of June 30, 2014 into 50,011,211 ordinary shares;

•

the exercise for cash immediately prior to the completion of this offering of all warrants to purchase our Series E Preference Shares that are outstanding as of June 30, 2014 and the resulting issuance of 815,122 ordinary shares;

•	no exercise of the outstanding warrants referred to in the first bullet point of the prior paragraph or any of our stock options; and

•	no exercise by the underwriters of their option to purchase up to additional ADSs from us.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The following table summarizes our consolidated financial data. We have derived the following summary consolidated statements of operations data for the years ended December 31, 2011, 2012 and 2013 and the summary consolidated balance sheet data as of December 31, 2013 from our audited consolidated financial statements included elsewhere in this prospectus and we have derived the following summary consolidated statement of operations data for the six months ended June 30, 2013 and 2014 and the summary consolidated balance sheet data as of June 30, 2014 from our unaudited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements as of December 31, 2012 and 2013 and for the three years ended December 31, 2013 have been restated to correct an error in the calculation and allocation of fair value of the bifurcated embedded derivative features of our Series C, D and E Preference Shares. See Note 22 to our consolidated financial statements as of December 31, 2012 and 2013 and for the three years ended December 31, 2013 included elsewhere herein. Our unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our historical results are not necessarily indicative of the results that may be expected in the future. Our summary consolidated financial data also includes certain non-GAAP measures, which are not required by, or presented in accordance with, U.S. GAAP, but are included because we believe they are indicative of our operating performance and are used by investors and analysts to evaluate companies in our industry. The following summary consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,			Six Months Ended June 30,
	2011	2012	2013	2013	2014
	(As restated)	(As restated)	(As restated)
	(in thousands, except for share and per share data)
Summary Consolidated Statements of Operations Data:
Revenue
Turnkey products	$41,522	$35,655	$79,806	$35,082	$48,128
NRE design services	17,221	18,360	22,337	12,460	18,474
License and royalties	18,774	20,529	25,267	10,619	10,363

Total revenue	77,517	74,544	127,410	58,161	76,965

Cost and expenses:
Cost of revenue
Turnkey products	(39,097)	(31,340)	(64,787)	(28,692)	(38,500)
NRE design services	(18,076)	(14,927)	(20,188)	(11,000)	(15,532)
License and royalties	(951)	(2,242)	(1,959)	(1,505)	(213)

Total cost of revenue(1)	(58,124)	(48,509)	(86,934)	(41,197)	(54,245)

Amortization of intangible assets	(2,533)	(2,897)	(3,047)	(1,503)	(1,888)
Research and development expenses(1)	(14,632)	(14,403)	(17,863)	(8,305)	(8,632)
Sales and marketing expenses(1)	(8,875)	(10,977)	(11,955)	(5,965)	(6,472)
General and administrative expenses(1)	(6,038)	(6,586)	(6,704)	(2,902)	(3,366)

Income (loss) from operations	(12,685)	(8,828)	907	(1,711)	2,362
Other income (expense):
Interest income	18	8	6	3	86
Interest expense	(521)	(738)	(1,041)	(426)	(605)
Increase in fair value of warrants to purchase convertible redeemable preference shares and ordinary shares	(490)	(346)	(764)	(514)	(897)
Decrease (increase) in fair value of liquidation features of Series A, B, C, D and E convertible redeemable preference shares	(5,188)	(4,570)	(4,127)	(6,197)	13,264
Increase in fair value of equity options of Series C, D and E convertible redeemable preference shares	(7,067)	(10,620)	(21,573)	(11,568)	(39,942)
Other, net	348	(2)	(126)	(203)	349

Net loss before income tax expense	(25,585)	(25,096)	(26,718)	(20,616)	(25,383)
Income tax expense	(955)	(564)	(1,393)	(414)	(785)

Net loss	$(26,540)	$(25,660)	$(28,111)	$(21,030)	$(26,168)

	Year Ended December 31,			Six Months Ended June 30,
	2011	2012	2013	2013	2014
	(As restated)	(As restated)	(As restated)
	(in thousands, except for share and per share data)
Net loss per share
Basic and diluted	$(2.14)	$(1.99)	$(2.16)	$(1.63)	$(1.91)

Weighted average number of ordinary shares used in calculating basic and diluted net loss per share	12,373,357	12,868,970	12,987,154	12,934,136	13,699,195

Other Financial Information(2)
Adjusted net income (loss)	$(13,266)	$(9,622)	$(1,141)	$(2,488)	$1,779

Adjusted EBITDA	$(8,715)	$(4,618)	$5,104	$216	$5,450

Pro Forma(3):
Pro forma net loss per share:
Basic and diluted			$(0.50)		$(0.46)

Weighted average number of shares used in calculating pro forma basic and diluted net loss attributable to ordinary shareholders per share			55,864,919		56,884,363

(1)	Includes employee share-based compensation as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2011	2012	2013	2013	2014
	(in thousands)
Cost of revenue	$28	$26	$51	$23	$41
Research and development	10	26	52	23	34
Sales and marketing	11	17	33	16	31
General and administrative	18	18	27	10	97

Total share-based compensation	$67	$87	$163	$72	$203

(2)

See “—Non-GAAP Financial Measures” for additional information and a reconciliation of net income (loss), the most directly comparable U.S. GAAP financial measure, to each of adjusted net income (loss) and adjusted EBITDA.

(3)

The pro forma data gives effect to the transactions described in clauses (i) and (ii) of note (1) to the consolidated balance sheet data below, which transactions include the assumed exercise for cash of warrants to purchase our Series E Preference Shares. Note (1) to the consolidated balance sheet data below includes additional information concerning pro forma net loss per share assuming that the warrants to purchase our Series E Preference Shares were exercised on a cashless basis. Such pro forma data is illustrative only and does not purport to reflect what our actual results of operations would have been for any prior period nor do they purport to be indicative of our results of operations for any future period.

	As of December 31, 2013	As of June 30, 2014
	Actual	Actual	Pro Forma(1)(3)	Pro Forma as Adjusted(2)(3)
	(As restated)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$9,303	$32,882	$34,439
Working capital	(15,926)	4,640	6,197
Total assets	57,868	94,419	95,976
Total liabilities	123,248	154,316	73,338
Convertible preference shares	71,979	94,235	—
Accumulated deficit	(148,866)	(175,035)	(175,035)
Total stockholders’ equity (deficit)	$(137,359)	$(154,132)	$22,638

(1)

The pro forma column in the consolidated balance sheet data table above reflects (i) the automatic conversion of all of our issued and outstanding preference shares into ordinary shares, (ii) the assumed exercise for cash of warrants to purchase our Series E Preference Shares immediately prior to completion of this offering and the resulting issuance of ordinary shares and our receipt of approximately $1.6 million as a result of the assumed payment of the exercise price of those warrants in cash and (iii) the reclassification of warrants to purchase preference shares and ordinary shares from liability to additional paid-in capital. Although the warrants to purchase our Series E Preference Shares will expire immediately prior to the completion of this offering, the holders of those warrants are under no obligation to exercise them for cash or at all or may exercise them on a “cashless” basis by paying the exercise price by forfeiting a portion of the ordinary shares issued on exercise with a value equal to the aggregate exercise price. However, if the fair market value of the shares issuable on exercise of the warrants to purchase Series E Preference Shares exceeds the exercise price, then any such warrants that are not exercised by the holders prior to completion of this offering will be deemed to have been automatically exercised on a cashless basis, except for warrants owned by a holder that has elected by prior written notice to us to allow its warrants to purchase Series E Preference Shares to expire. If any of the warrants to purchase our Series E Preference Shares are not exercised or if some or all of the warrants are exercised on a cashless basis (either by the holders or automatically), then the amount of our cash and cash equivalents, working capital, total assets, and total stockholders’ equity on a pro forma and a pro forma as adjusted basis would be lower than the amounts reflected in the foregoing table. For example, if all of the warrants to purchase Series E Preference Shares were exercised on a cashless basis immediately prior to the completion of this offering, then, assuming that the shares to be issued on exercise had a value equal to $ per share (the midpoint of the initial public offering price range set forth on the cover page of this prospectus), our cash and cash equivalents would have been $ and $ , our working capital would have been $ and $ , our total assets would have been $ and $ and our total stockholders’ equity would have been $ and $ as of June 30, 2014, on a pro forma and pro forma as adjusted basis, respectively, our pro forma net loss per share (basic and diluted) for the year ended December 31, 2013 and the six months ended June 30, 2014 would have been $ and $ , respectively, and the weighted average number of shares used in calculating pro forma basic and diluted net loss attributable to ordinary shareholders per share would have been shares and shares, respectively.
(2)

The pro forma as adjusted column in the consolidated balance sheet data table above reflects the items described in (1) above and the receipt of the estimated net proceeds from the sale of              ADSs offered by us in this offering at an assumed initial offering price of $         per ADS, the midpoint of the initial public offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated expenses payable by us as if all of those transactions had occurred as of June 30, 2014. Each $1.00 increase (decrease) in the assumed initial public offering price of $         per ADS, the midpoint of the initial public offering price range set forth on the cover page of this prospectus, would increase (decrease) pro forma as adjusted cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $         million, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated expenses payable by us. Similarly, each one million share increase (decrease) in the number of ADSs offered by us would increase (decrease) pro forma as adjusted cash and cash equivalents, working capital, total assets and total shareholders equity by approximately $         million, assuming the assumed initial public offering price of $             per ADS remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

(3)

The pro forma and pro forma as adjusted information set forth above is illustrative only and does not purport to reflect what our actual financial condition would have been had the transactions referred to above occurred as of the date set forth above nor do they purport to be indicative of our financial condition as of future dates. Our actual balance sheet information after this offering will be determined in part by the actual public offering price and number of ADSs sold by us and other terms of this offering.

Non-GAAP Financial Measures

Adjusted Net Income (Loss) and Adjusted EBITDA

To provide investors with additional information regarding our financial results, we have disclosed in the table above and within this prospectus adjusted net income (loss) and adjusted EBITDA, all of which are non-GAAP financial measures. We have provided reconciliations below between net income (loss), the most directly comparable U.S. GAAP financial measure, and each of adjusted net income (loss) and adjusted EBITDA.

We have included these non-GAAP financial measures in this prospectus because they are key measures used by our management to evaluate our operating performance, generate future operating plans and make strategic decisions. Accordingly, we believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

We define adjusted net income (loss) as net income (loss) excluding share-based compensation expense; amortization of intangible assets resulting from business acquisition; change in fair value of warrants to purchase preference shares and ordinary shares; change in fair value of the liquidation feature of our Series A, B, C, D and E Preference Shares; and change in fair value of equity options of our Series C, D and E Preference Shares.

We define adjusted EBITDA as net income (loss) before interest income, interest expense, depreciation and amortization, and income tax expenses and excluding share-based compensation expense; amortization of intangible assets resulting from business acquisition; change in fair value of warrants to purchase preference shares and ordinary shares; change in fair value of the liquidation feature of our Series A, B, C, D and E Preference Shares; and change in fair value of equity options of our Series C, D and E Preference Shares.

We believe that the use of these non-GAAP measures facilitates investors’ assessment of our operating performance from period to period by backing out differences caused by variations in items such as capital structures, including the characteristics of our preference shares and warrants to purchase our ordinary shares and preference shares, the amortization of intangibles (affecting relative amortization expenses), and other non-cash expenses (affecting share-based compensation expense). We also present these non-GAAP measures because we believe these non-GAAP measures are frequently used by securities analysts, investors and other interested parties as measures of the financial performance of companies in our industry.

While we believe that these non-GAAP financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for the related financial information prepared in accordance with U.S. GAAP. We believe it is useful to exclude non-cash charges, such as amortization of intangible assets resulting from business acquisition; share-based compensation expense; change in the fair value of warrants to purchase preference shares and ordinary shares; change in fair value of the liquidation feature of our Series A, B, C, D and E Preference Shares; and change in fair value of equity options of our Series C, D and E Preference Shares, from our non-GAAP financial measures, because the amount of such expenses in any specific period may not directly correlate to the underlying performance of our business operations.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. Some of these limitations include, but are not limited to:

•	they do not reflect changes in, or cash requirements for, our working capital needs;

•	they do not reflect the interest expenses, or the cash requirements necessary to service interest or principal payments, on our debt;

•	they do not reflect income taxes or the cash requirements for any tax payments;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and adjusted net income (loss) and adjusted EBITDA do not reflect any cash requirements for such replacements;

•	they do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•

while share-based compensation expense is a component of cost of revenue and operating expenses, the impact to our consolidated financial statements compared to other companies can vary significantly due to such factors as assumed life of the options and assumed volatility of our ordinary shares; and

•	other companies may calculate these measures differently than we do, limiting the usefulness of these non-GAAP measures as comparative measures.

Because of the aforementioned limitations, you should consider adjusted net income (loss) and adjusted EBITDA together with financial performance measures, including net income (loss), cash flow and our financial results presented elsewhere in this prospectus in accordance with U.S. GAAP.

The following table reconciles our adjusted net income (loss) and adjusted EBITDA in the periods presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

	Year Ended December 31,			Six Months Ended June 30,
	2011	2012	2013	2013	2014
	(As restated)	(As restated)	(As restated)
	(in thousands)
Net loss	$(26,540)	$(25,660)	$(28,111)	$(21,030)	$(26,168)
Share–based compensation expense	67	87	163	72	203
Amortization of intangible assets resulting from business acquisition	462	415	343	191	169
Increase in fair value of warrants to purchase convertible redeemable preference shares and ordinary shares	490	346	764	514	897
Decrease (increase) in fair value of liquidation features of Series A, B, C, D and E convertible preference shares	5,188	4,570	4,127	6,197	(13,264)
Increase in fair value of equity options of Series C, D and E convertible redeemable preference shares	7,067	10,620	21,573	11,568	39,942

Adjusted net income (loss)	$(13,266)	$(9,622)	$(1,141)	$(2,488)	$1,779

Net loss	$(26,540)	$(25,660)	$(28,111)	$(21,030)	$(26,168)
Share–based compensation expense	67	87	163	72	203
Amortization of intangible assets resulting from business acquisition	462	415	343	191	169
Increase in fair value of warrants to purchase convertible redeemable preference shares and ordinary shares	490	346	764	514	897
Decrease (increase) in fair value of liquidation features of Series A, B, C, D and E convertible preference shares	5,188	4,570	4,127	6,197	(13,264)
Increase in fair value of equity options of Series C, D and E convertible redeemable preference shares	7,067	10,620	21,573	11,568	39,942
Interest income	(18)	(8)	(6)	(3)	(86)
Interest expense	521	738	1,041	426	605
Depreciation and amortization	3,093	3,710	3,817	1,867	2,367
Income tax expense	955	564	1,393	414	785

Adjusted EBITDA	$(8,715)	$(4,618)	$5,104	$216	$5,450

RISK FACTORS

An investment in our ADSs involves significant risks. You should carefully consider all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. The following risk factors describe conditions, circumstances or uncertainties that create or enhance risks to our business, financial condition and results of operations or otherwise to the value of your investment in our ADSs. Any of these risks could result in a decline in the market price of our ADSs, in which case you could lose all or part of your investment.

Risk Factors Related to Our Business and Our Industry

We have a history of losses and may not achieve or sustain profitability in the future.

Prior to 2014, we had incurred significant net losses in each period since our inception. We incurred net losses of $26.5 million, $25.7 million, $28.1 million and $26.2 million in 2011, 2012 and 2013 and the six months ended June 30, 2014, respectively. As of June 30, 2014, we had an accumulated deficit of $175.0 million. We currently expect to increase our expenses to support our business growth and to comply with our obligations as a public company. We will need to grow our revenue in order to achieve profitability and there can be no assurance that we will ever be profitable. In that regard, our revenue grew substantially in 2013 and the six months ended June 30, 2014 compared to 2012 and the six months ended June 30, 2013, respectively. There can be no assurance that our revenue will continue to grow at these rates or will not decline, which may cause our net losses to increase. If our expenditures do not result in increased revenue growth or there is a significant time lag between these expenses and our revenue growth, or if our revenue grows at a slower rate than in recent periods or declines, we may never become profitable. Because many of our expenses are fixed in the short term, or are incurred in advance of anticipated sales of our services, we may not be able to decrease our expenses in a timely manner to offset any shortfall of revenue. We cannot assure you that we will achieve profitability in the future or that, if we do, we will sustain profitability.

We may be unable to sustain our recent revenue growth rate.

We experienced significant growth in revenue in the six months ended June 30, 2014 compared to the six months ended June 30, 2013 and in 2013 as compared to 2012. Our revenue increased from $58.2 million in the six months ended June 30, 2013 to $77.0 million in the six months ended June 30, 2014, and also increased from $74.5 million in 2012 to $127.4 million in 2013. We may not achieve similar rates of growth in future periods. We have experienced decreases in revenue in the past, including in 2012 as compared to 2011. You should not rely on our results of operations for any prior quarterly or annual period as an indication of our future performance.

Our future revenue will depend in particular on the success of our turnkey products. Revenue from our turnkey products, NRE design services, and license and royalties was $48.1 million, $18.5 million and $10.4 million, respectively, for the six months ended June 30, 2014 and $79.8 million, $22.3 million and $25.3 million, respectively, for the year ended December 31, 2013. We believe that a significant portion of our future revenue growth will come from our turnkey products, although there can be no assurance that we will achieve such growth or that our revenue will not decline. If we are unable to realize growth in our turnkey products revenue, our overall business and financial performance will likely decline and the market price of our ADSs may decline.

Our results of operations can fluctuate from period to period.

Our results of operations have fluctuated in the past and may fluctuate from period to period in the future due to a variety of factors, many of which are beyond our control. Factors relating to our business that may contribute to these fluctuations include the following:

•	changes in demand for our SiPaaS solution due to fluctuations in demand for our customers’ products and due to constraints in our customers’ budgets for research and development;

•	competition in the markets in which we compete, which can change rapidly due to industry or customer consolidation and technological innovation;

•	the receipt, reduction, delay or cancellation of purchase orders for turnkey products by our customers;

•	the gain or loss of significant customers;

•	our ability to meet development objectives in our NRE design services projects, which if delayed could damage our relationships and our ability to engage NRE design service customers in the future;

•	changes in our revenue mix among our turnkey products, NRE design services, and IP license and royalties;

•

changes in our revenue mix among our customers, including emerging and established semiconductor companies, original equipment manufacturers (OEMs), original design manufacturers (ODMs) and large Internet platform companies;

•	market acceptance of our customers’ products;

•	the timing and extent of research and development costs;

•	our dependence on a relatively small number of turnkey customers for a large portion of our revenue and any order cancellations or changes in order patterns from these customers;

•	the number of license agreements that we enter into, and the type of IP that we license in a particular quarter;

•	fluctuations in the business of our licensees who pay us license and royalty fees;

•	the impact of seasonality of our business, which typically results in higher revenue in our third quarter and lower revenue in our first quarter;

•	significant warranty claims;

•	loss of access or rights to third-party IP we license to customers; and

•	loss of key personnel or the inability to attract qualified engineers.

As a result of these and other factors, our operating results in one or more future periods may fail to meet or exceed the expectations of securities analysts or investors. In that event, the trading price of our ADSs would likely decline.

Changes in our revenue mix may result in reduced overall operating margin and the market price of our ADSs may be materially and adversely affected.

We believe that a significant portion of our future revenue growth will come from our turnkey products, although there can be no assurance that we will achieve growth in any of our revenue categories. Our revenue from license fees and royalties has a more favorable impact on our results of operations than our other product categories because we incur limited additional expenses to tailor our IP for our customers’ needs. After we deliver an IP solution to our customer, we typically recognize revenue without incurring any incremental costs. However, our costs associated with our turnkey products and NRE design services consist of fees charged by independent third-party contractors, such as our vendors for mask sets, multi-purpose wafers and prototype wafers for our NRE design customers, and wafer foundries and packaging and testing vendors of volume production wafers for our turnkey product customers, all of which generally increase to the extent that our turnkey products and NRE design services revenue increases. If revenue from our turnkey products and NRE design services grows at a faster rate than revenue from our license fees and royalties, thereby changing our revenue mix, we may experience a decrease in our operating margin. If our overall operating margin decreases, it is possible that the market price of our ADSs may be materially and adversely affected.

Our customer base is concentrated. The loss of one or more of our significant customers, or a failure to diversify our customer base, could harm our business.

Historically, a majority of our revenue has been derived from relatively few customers. Sales to our five largest customers in 2011, 2012 and 2013 and the six months ended June 30, 2014 together accounted for 45%, 41%, 57% and 65% of our revenue, respectively. In 2013 and the six months ended June 30, 2014, sales to Robert Bosch GmbH (Bosch) of a variety of microelectromechanical systems (MEMS) sensors accounted for 38% and 45% of our total revenue, respectively. In 2012, sales to Bosch accounted for 18% of our total revenue. The loss of Bosch (or any other significant customer) as a customer or a significant reduction in orders from Bosch or any other significant customers could materially and adversely affect our business, financial condition and results of operations.

There is no assurance that the market will adopt our SiPaaS solution and the markets that we target with our SiPaaS solution are evolving. Changing market conditions, such as the introduction of new technologies or changes in customer preferences, may negatively affect demand for our solution. If we fail to properly anticipate or respond to changing market conditions, our business prospects and results of operations will suffer.

There is no assurance that the market will adopt our SiPaaS solution. Further, our SiPaaS solution is used in technologically advanced and rapidly evolving markets, including mobile devices, networking, the IoT, wearable electronics, smart homes and automotive. The technologies used in these markets are constantly being improved and new technologies that compete with existing technologies may be developed. For example, semiconductor products transition over time to increasingly more advanced processing nodes. This requires us to adapt our design capabilities to these new technologies, which requires expertise in new procedures. Our failure to successfully design products with smaller geometry manufacturing processes could impair our competitive position. Furthermore, some of these markets are highly fragmented and subject to changes in customer requirements and technical standards. New technologies may be introduced that make the current technologies that our SiPaaS solution utilizes less competitive or obsolete. Due to the evolving nature of our customers’ end user markets, our future success depends on our and our customers’ ability to accurately anticipate and respond to changes in technologies, consumer preferences and other market conditions. Any decrease in demand for our SiPaaS solution or our IP portfolio, due to the emergence of competing technologies, changes in end user preferences and requirements or other factors, could materially and adversely affect our business, results of operations and prospects.

We must continuously develop new and enhanced technology, and if we are unable to successfully market our new and enhanced technology that we have incurred significant expenses in developing, our results of operations and financial condition will be materially and adversely affected.

The competitiveness of our technology impacts all aspects of our business. In order to compete effectively, we must continually design, develop and introduce new and improved technology with improved features in a cost-effective manner in response to changing technologies and market demand. This requires us to devote substantial financial and other resources to research and development. Our research and development expenses were approximately $14.6 million, $14.4 million, $17.9 million and $8.6 million for the years ended December 31, 2011, 2012 and 2013 and in the six months ended June 30, 2014, respectively. Currently, we are devoting significant resources to develop technologies related to mobile devices, networking, the IoT, wearable electronics, smart homes and automotive. However, we may not be successful in developing and marketing these new platforms and enhanced technologies. In addition, to the extent our engineering resources are deployed to develop NRE projects, we may not have sufficient engineering resources to develop our other internal IP, which may negatively impact our license and royalties revenue in future periods. If we are unable to successfully develop and market new and enhanced technologies, our results of operations and financial condition will be materially and adversely affected.

We may experience delays in developing new IP or may have to invest more resources in research and development than anticipated which could negatively impact our revenue or substantially increase our costs.

The continuous development and enhancement of our IP offerings and SiPaaS solution to address new and changing markets is highly complex. We occasionally have experienced delays in development, and we could experience delays in the future. Unanticipated problems in developing our IP portfolio could also divert substantial engineering resources, which may negatively impact revenue from NRE design services. Any failure to successfully develop new IP would have a material adverse effect on our business, financial condition and results of operations.

Additionally, we may have to invest more resources in research and development than anticipated, which could increase our operating expenses and negatively affect our operating results. New competitors, technological advances in the semiconductor industry or by competitors, potential acquisitions, entry into new markets, or other competitive factors may require us to invest significantly greater resources than we anticipate. If we are required to invest significantly greater resources than anticipated without a corresponding increase in revenue, our operating results and financial condition will be materially and adversely affected.

Even if we gain a design win, our customer may not immediately commence volume production of the customer’s product or at all.

Even after we gain a design win and qualify our silicon solution for use in our customer’s product, our customer may postpone the commencement of volume production of the product, or may decide not to produce the product at all. If our customer decides to postpone the commencement of volume production or not produce its product at all, we will not be able to generate turnkey products revenue relating to that product and our revenue and results of operations may be materially and adversely affected.

Our license and royalties revenue is uncertain from period to period, and we may be unable to attract new license customers or expand our relationship with existing license customers in the future, which would materially and adversely affect our results of operations.

Most of our license agreements do not require us to customize our IP for the licensee, and therefore, we generally recognize all of the corresponding license fees as license revenue in the financial quarter that we enter into the license agreement and deliver the IP to the licensee. As a result, our past license revenue may not be indicative of the amount of license revenue in any future period, and a significant portion of our future license revenue will likely depend upon our success in attracting new licensing customers or expanding our relationships with existing customers. Revenue recognized from licensing arrangements varies significantly from period to period, depending on, among other factors, the number and size of deals closed during a financial quarter, and is difficult to predict. Our ability to increase our license revenue will depend on a variety of factors, including the performance, quality, breadth and depth of our current and future IP, as well as our sales and marketing capabilities. In addition, some of our licensees may in the future decide to satisfy their needs through in-house design and production. Our failure to obtain future licensing customers would negatively affect our revenue, and our results of operations and financial condition will be materially and adversely affected.

We could lose rights under our intellectual property licenses with third parties that are important to our business.

We license certain IP from third parties, some of which is material to our business. In particular, we have a non-exclusive, worldwide perpetual license from Google, Inc. to the VP8 and VP9 video codecs that are the core of the Hantro HD video IP. We consider the Hantro HD video IP to be a key component of our IP portfolio, and we rely on our right to sublicense the VP8 and VP9 video codecs to our customers in order to generate license and royalties revenue. In that regard, the Hantro HD video IP accounted for a significant portion of our license and royalties revenue for the years ended December 31, 2011, 2012 and 2013 and the six months ended June 30, 2014. Our Hantro HD video IP license may be terminated by Google, Inc. in certain circumstances, including, among other events, our uncured breach or our bankruptcy. Our right to sublicense the Hantro HD video IP to third parties is subject to limitations in our agreement with Google, Inc. and the agreement also provides that such right to sublicense may be further limited by Google, Inc. from time to time at its discretion. Some of our other license agreements also permit the licensors to terminate or limit the license or right to sublicense in certain circumstances. If a license agreement is terminated, it would prevent us from using or including the applicable IP in our solutions, which would prevent us from selling solutions incorporating that IP. Likewise, our right to sublicense the applicable IP is necessary for us to generate license and royalties revenue by sublicensing that IP and any loss or material limitation of our right to sublicense the Hantro HD video IP or other IP could prevent us from generating license and royalties revenue from sublicenses of that IP. Accordingly, the termination of our Hantro HD video IP license or any other third-party IP license that is important to our business, our failure to renew any such license on acceptable terms following its expiration, or any limitation on our right to sublicense third-party IP to our customers could have a material and adverse effect on our business, results of operations and financial condition.

We do not report gross margin and reliance on third-party calculations of gross margin may result in an inaccurate view of our financial results.

We do not report gross margin because we do not believe that it is a useful measure for understanding our financial results or representative of the performance of our underlying business. Any third party could independently calculate a measure that they believe represents our gross margin, which calculation may not be accurate and could fluctuate on a quarterly basis. Any reliance on such calculation might result in an inaccurate view of our financial results and result in a decline in the trading price of our ADSs.

We face intense competition and expect competition to increase in the future. If we fail to compete effectively, our revenue growth and results of operations may be materially and adversely affected.

We face competition from a large number of competitors, including Global Unichip Corp., Faraday Technology Corporation, eSilicon Corporation and Open-Silicon, Inc. in our turnkey products and NRE design services revenue categories. In our licensing and royalties revenue category, we face competition from a number of companies who have designed and license their own technologies, including Ceva Inc., Cadence Design Systems, Inc. and Synopsys, Inc. in the design of digital signal processing IP and Imagination Technologies Group PLC and Chips&Media, Inc. in the design of video processing IP. We expect to face increased competition in the future. Many of our current and potential competitors have longer operating histories, greater name recognition, access to larger customer bases and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than us. As a result, they may be able to respond more quickly to changing customer demands or to devote greater resources to the development, promotion and sales of their solutions than we can. Our competitors may develop and introduce new solutions that have lower prices, provide superior performance, provide greater processing power or achieve greater market acceptance than our solutions. It is possible that new competitors or alliances among existing competitors could emerge and rapidly acquire significant market share, which could materially and adversely affect our business, revenue and operating results. If we fail to compete successfully, our business would suffer and we may lose or be unable to gain market share.

Aggressive competition in the consumer electronics markets could result in substantial declines in the license fees and royalty rates that we are able to charge our customers for our IP, as well as the number of turnkey and NRE projects that we generate. In the past, some of our competitors have sought to increase their share of certain markets by reducing their license fees and royalty rates or the fees that they charge for their design or engineering services and may do so in the future.

We face competition from internal engineering teams at semiconductor companies and if such companies choose to complete their design work internally, our revenue and results of operations will be adversely affected.

We compete with internal engineering teams at semiconductor companies that design certain IP in-house for their own use. When these companies design IP in-house, they do not license that specific IP from us and thus we do not receive license or royalty revenue. In addition, if these companies complete designs in-house, we do not generate revenue in our NRE design services or turnkey products categories. Thus, if companies choose to perform more design work in-house in the future, our revenue and results of operations may be adversely affected.

If we fail to keep pace with changing technologies, our business and results of operations may be materially and adversely affected.

Rapidly changing customer requirements, evolving technologies and industry standards characterize the mobile device, networking, the IoT, wearable electronics, smart homes and automotive markets. To achieve our goals, we need to continue to update and upgrade the IP used in our SiPaaS solution to keep pace with these continuing changes in industry standards, as well as other requirements and customer preferences. For example, Dolby Laboratories, Inc., which is not presently a customer but which is a pioneer in high end audio technology, regularly releases updates to its audio encoding and decoding standards, which requires updates to the software or hardware included in our ZSP-based audio SoC platform. In addition, the International Telecommunications Union is responsible for updating the industry standards for HD video requiring similar changes to our SoC platform. If we cannot keep pace with these changes, or cannot implement changes to accommodate such industry standards in a cost-effective manner, our business and results of operations may be materially and adversely affected.

We do not enter into long-term contracts with our NRE design services or turnkey customers and the loss of, or reduced ordering by, significant customers in either of these categories could adversely affect our results.

We do not enter into long-term contracts or purchase commitments with our NRE design services or turnkey products customers, and we have no contractual arrangements for future sales of our solutions to existing customers. Because we sell our turnkey products on the basis of purchase orders rather than long term commitments, our customers can issue purchase orders on a weekly or daily basis. These customers can reduce the number of turnkey products that they purchase pursuant to each purchase order or reduce the rate at which they place new purchase orders. Additionally, we contract with our NRE customers on a project-by-project basis, and there can be no guarantee that one project will lead to an additional project from that same customer. Our customers may cancel, change or delay their purchase orders with little or no notice to us and without penalty. This in turn could cause our revenue to decline and materially and adversely affect our results of operations.

We may experience fluctuations in revenue and operating results due to cyclical demand in our customers’ markets, which could cause the price of our ADSs to decline.

The semiconductor industry has been highly cyclical in the past and our markets may experience significant cyclical fluctuations in demand as a result of changing economic conditions, budgeting and buying patterns of customers and others factors, particularly to the extent we increase sales into the consumer electronics market. As a result of this cyclicality, demand for our solutions and our results of operations may decline in any given period, which could cause the trading price of our ADSs to decline.

Customer orders and ordering patterns in our turnkey products revenue category can change quickly, making it difficult for us to predict our revenue and making it possible that our actual revenue may vary materially from our expectations, which could harm our results of operations and ADS price.

Sales to our major turnkey products customers are made on the basis of purchase orders rather than long term purchase commitments. Because our customers can issue purchase orders on a weekly or daily basis, these customers can reduce the number of turnkey products that they purchase pursuant to each purchase order or reduce the rate at which they place new purchase orders, whether because of changing market conditions for their products or other reasons, without any significant penalty. The success of our turnkey products business is particularly impacted by the success of these customers’ end products. For example, in 2010, one of our major customers began volume production of a product for a popular online game console, and as a result, our turnkey products revenue significantly increased. However, during 2011 and through early 2012, the market for online game consoles became saturated and, as a result, our turnkey products revenue also decreased materially. While we generally hold very limited inventory, our customers will purchase turnkey products from us for their own inventory and our turnkey products revenue is subject to inventory fluctuations experienced by our customers. When the demand for our customers’ end products is lower than anticipated, our customers may experience an inventory correction and reduce the number of turnkey products they order from us for a period of time. As a result, our turnkey products revenue decreases during that period. These factors could cause our revenue to decline or cause our turnkey products revenue to fluctuate on a quarterly or annual basis, which could materially and adversely affect our results of operations and could cause the trading price of our ADSs to decline.

Prices of our turnkey products are based on estimated costs and deviations from our estimates could result in losses.

We set the price for our turnkey products based on estimated costs, including costs to be charged by wafer foundries and packaging and testing vendors. There is no assurance that our estimates will be accurate on any given project. Deviations from our estimates could result in higher than expected costs, which could result in reduced profitability or losses for our turnkey products. This would negatively affect our results of operations.

Delays in meeting development objectives for our NRE design services customers could adversely affect our revenue in a particular period and damage our reputation.

Our NRE design services customers set certain development objectives that we must achieve during our design process. These objectives usually depend on the timely delivery of the customer’s deliverables to us, our internal development deliverables, and also other third parties’ deliverables (such as IP licensed from third parties). A design project can be delayed by the customer’s deliverables, our internal development deliverables, or third-party deliverables. If a project is delayed, payments from customers may be delayed and our NRE design services revenue could decrease in a given quarter. In addition, our failure to achieve customer development objectives could adversely impact our reputation among our customers and within our industry. This could result in decreased demand for our NRE design services. Thus, delays in meeting development objectives could adversely affect our revenue and operating results.

Cancellation by our customers for NRE designs could adversely affect our revenue in a particular period.

Our customers operate in very competitive, technologically advanced and rapidly evolving electronics markets, including mobile devices, networking, the IoT, wearable electronics, smart homes and automotive. The technologies used in these markets are constantly being improved and new technologies that compete with existing technologies are continuously developed. Cancellation of projects due to a variety of factors could adversely affect our revenue. For example, a customer may discover that a project contracted to us, while still in design, needs substantial changes in the feature set or performance target due to competitive pressures or changing end customer preferences, and decide to either substantially change the specification or cancel the project entirely. Such changes and cancellations could adversely affect our NRE design services revenue recognized in a given period and in future periods.

We rely on third parties to manufacture, package and test the semiconductor products comprising our solutions, which exposes us to a number of risks, including the possibility that suppliers will shorten payment periods, reduced control over manufacturing and delivery timing, and potential exposure to price fluctuations, which could result in a loss of revenue or reduced profitability.

In connection with our turnkey products, we manage the outsourcing of the manufacturing, packaging and testing of such products to wafer foundries and packaging and testing vendors. We generally use a single foundry for the production of each turnkey product and select foundries and packaging and testing vendors for each customer based in part on that particular customer’s needs. However, we do not exclusively use any particular wafer foundry nor do we have any long-term production or similar agreements with any wafer foundries, which may result in wafer foundries allocating resources to their exclusive customers, or customers that are more significant to them than we are, during periods in which wafer manufacturing capacity is constrained. In 2013, we outsourced manufacturing to five wafer foundries, packaging to six vendors and testing to eight vendors. It is possible that our suppliers could shorten payment terms or that we might be unable to pay our suppliers in a timely manner in the future. This could adversely affect our results of operations as well as our reputation with our suppliers.

Relying on wafer foundries and packaging and testing vendors presents a number of risks, including:

•	capacity shortages during periods of high demand;

•	reduced control over delivery schedules, inventories and quality;

•	the unavailability of, or potential delays in obtaining access to, key process technologies;

•	the inability to achieve required production or test capacity and acceptable yields on a timely basis;

•	misappropriation of our IP;

•	limited warranties on wafers or products supplied to us; and

•	potential increases in prices.

We currently do not have long-term supply contracts with our vendors, and we typically negotiate pricing on a per-purchase order basis. Therefore, our vendors are not obligated to perform services or supply product to us for any specific period, in any specific quantities, or at any specific price, except as may be provided in a particular purchase order. During periods in which wafer manufacturing capacity is constrained, wafer foundries and packaging and testing vendors may allocate capacity to the production of other companies’ products while reducing deliveries to us, or significantly raise their prices. In particular, they may allocate capacity to other customers that are larger and better financed than us or that have long-term agreements, decreasing the capacity available to us and our customers. Shortages of capacity available to us may be caused by the actions of their other large customers that may be difficult to predict, such as major product launches. If we need additional wafer foundries or packaging and testing vendors because of constrained capacity, or if we are unable to obtain timely and adequate deliveries from wafer foundries or vendors, we might not be able to quickly retain other wafer foundries or vendors in a cost-effective manner to satisfy our and our customers’ requirements. In the event that we need to shift the production of a solution to a new wafer foundry, we estimate that it may take approximately nine to 12 months to allow a smooth transition to such foundry. Such a transition might require a qualification process by our customers and our revenue may materially decline during the transition period to a new wafer foundry or other vendor.

We rely on our relationships with industry and technology leaders and our inability to continue to develop or maintain such relationships in the future would harm our ability to remain competitive.

We develop silicon solutions for use in systems that are driven by industry and technology leaders, in particular in mobile devices, networking, the IoT, wearable electronics, smart homes and automobiles. In developing these silicon solutions, we frequently incorporate certain technology or IP from industry leaders. Such relationships are essential to the performance, completeness and competitive value of our SiPaaS solution. If our relationships with these participants were to deteriorate or if we were unable to build and maintain new relationships, our business, financial condition and results of operations would be materially and adversely affected. These relationships, including licenses to applicable IP, may not remain in place, and we may not be able to obtain new or replacement relationships and licenses in the future on commercially reasonable terms, if at all.

Our costs may increase substantially if our third-party wafer foundries do not achieve satisfactory product yields or quality.

The wafer manufacturing process is an extremely complicated process where small changes in design, specifications or materials can result in material decreases in product yields or even the suspension of production. From time to time, wafer foundries may experience manufacturing defects and reduced manufacturing yields related to errors or problems in their manufacturing processes or the interrelationship of their processes with our designs. In some cases, wafer foundries may not be able to detect these defects early in the fabrication process or determine the cause of such defects in a timely manner.

Generally, in pricing our turnkey products, we assume that manufacturing yields will continue to improve, even as the complexity of our customers’ needs increases. Once our turnkey products are initially qualified with wafer foundries, minimum acceptable yields are established. We are required to purchase the wafers if the actual yield is above the minimum. If actual yields are below the minimum we are not required to purchase the wafers. Typically, minimum acceptable yields for new turnkey products are generally lower at first and gradually improve as volume production is achieved. Unacceptably low product yields or other product manufacturing problems could substantially increase the overall production time and costs and materially and adversely impact our operating results. Product yield losses will increase our costs and reduce our net income or increase our net loss, as the case may be. In addition to significantly harming our operating results and cash flow, poor yields may delay shipment to our customers and harm our relationships with them and damage our reputation with potential customers.

Our customers require our solutions and our third-party vendors to undergo a lengthy and expensive qualification process. If we are unsuccessful or delayed in qualifying any of our solutions with a customer, our business and results of operations may suffer.

Customers for our turnkey products require that our solutions and our third-party vendors undergo extensive qualification processes. This involves testing of our solutions and our customers’ semiconductor integrated circuits or systems, as well as testing for reliability. This qualification process typically may take between three and six months to complete. If there are difficulties qualifying the third-party vendors that we select for our turnkey products, or if we experience difficulties qualifying our solutions, there may be delayed or reduced revenue. Even if we successfully qualify our solutions with a customer, such customer may need to qualify other components being sourced for its system and qualify its system as a whole with its end customers. Any difficulties our customer may experience in completing these qualifications are entirely outside of our control. If we are unsuccessful or delayed in qualifying any of our solutions with a customer, or such customer is unsuccessful or delayed in qualifying any of its other components or its system as a whole, sales of those solutions to the customer may be precluded or delayed, which may impede our growth and cause our business to suffer.

Royalty rates could decrease for existing and future license agreements which could materially and adversely affect our operating results.

Royalty payments to us under existing and future license agreements could be lower than currently anticipated for a variety of reasons. Average selling prices for our customers’ products, particularly those incorporated into consumer electronic products, generally decrease over time during the lifespan of a product and if a customer pays us royalties as a percentage of their product’s selling price, any decrease in their product’s selling price would reduce royalties we receive. As a result, notwithstanding the existence of a license agreement, our customers may demand that royalty rates for our solutions be lower than our historic royalty rates. We have in the past, and may be pressured in the future, to renegotiate existing license agreements with our customers, particularly in the event our customers merge thereby increasing the leverage of our existing customers to extract concessions from us. In addition, certain of our license agreements provide that royalty rates may decrease in connection with the sale of larger quantities of products incorporating our technology. Our royalty revenue will also decrease as the sales of our customers’ products incorporating our IP decrease. Furthermore, our competitors may lower the royalty rates for their comparable products to win market share which may force us to lower our royalty rates as well. As a consequence of these factors, as well as unforeseen factors in the future, the royalty rates we receive for use of our IP could decrease, thereby decreasing future anticipated revenue and cash flow.

Our future license and royalties revenue is dependent in part upon our existing customer base continuing to license or purchase additional services.

Our existing licensing and royalty customer base has traditionally generated additional new license, service and maintenance revenue for us. In future periods, these customers may not necessarily license additional IP from us. Our customers, including established semiconductor companies, OEMs, ODMs and large Internet platform companies, often have significant bargaining power in negotiations with us. Mergers or acquisitions of our customers can reduce the total level of purchases of our software and services, and in some cases, increase customers’ bargaining power in negotiations with their suppliers, including us.

In addition, we own or have rights to license certain IP, including our ZSP and Hantro IP, which command higher license and royalties revenue than our other IP. If we are not successful in licensing these higher-priced IP technologies in the future, then our licensing and royalties revenue will be negatively affected.

Licensees of our IP may incorrectly report product sales subject to royalty revenue, which might not be identified by our audit process or, if identified, might be identified in a subsequent period.

We depend on IP licensees to correctly report their product sales subject to royalty payments. Our regular audits of our IP license arrangements may not discover any irregularities in these reports or, if we do discover errors, we might not identify them in the reporting period in which they occurred. Any undiscovered reporting errors could result in a loss of royalty revenue and errors identified in subsequent periods could result in fluctuations in our quarterly or annual results of operations.

The complexity of our solutions could result in defects, and, as a result, our customers may require us to incur redesign costs if the defects result from our design errors or errors in our solution testing processes.

Our custom silicon solutions are incorporated into multiple product categories including mobile devices, networking, the IoT, wearable electronics, smart homes and automotive products sold by our customers. A solution usually goes through an intense qualification and testing period performed by our customers before being used in production. We primarily outsource our testing to third parties. We have parts inspected and tested in order to screen out parts that may be weak or potentially suffer a defect incurred during the manufacturing process. If our designs or our testing processes are defective, we may be required to redesign the solution and thus incur additional costs. In addition, redesigning defective solutions results in delayed sales of these solutions. Defects in our solutions could harm our relationships with our customers and damage our reputation. Customers may be reluctant to buy our solutions, which could harm our ability to retain existing customers and attract new customers and our financial results. Our testing procedures will not prevent all design defects and there can be no assurance that they will be sufficient to prevent the repetition of previous defects. Thus, defects and associated redesign costs could materially and adversely affect our business prospects and financial condition.

We may not be able to adequately protect our IP rights.

Our success depends in part upon our ability to protect our IP. To accomplish this, we rely on a combination of IP rights, including patents, copyrights, trademarks and trade secrets in the United States, China and other jurisdictions. The process of seeking patent protection can be long and expensive and patents may not be issued from currently pending or future applications. We may be subject to interference proceedings in the U.S. Patent and Trademark Office, foreign patent offices and U.S. and foreign courts, which can require significant financial resources. Effective protection of our IP rights may be unavailable, limited or not applied for in some countries. Some of our solutions and technologies are not covered by any patent or patent application, as we do not believe patent protection of these solutions and technologies is critical to our business strategy at this time. A failure to timely seek patent protection on solutions or technologies generally precludes us from seeking future patent protection on these solutions or technologies. We cannot guarantee that:

•	any of our present or future patents or patent claims will not lapse or be invalidated, circumvented, challenged or abandoned;

•	our IP rights will provide competitive advantages to us;

•	our ability to assert our IP rights against potential competitors or to settle current or future disputes will not be limited by our agreements with third parties;

•	any of our pending or future patent applications will be issued or have the coverage originally sought;

•	our IP rights will be enforced in jurisdictions where competition may be intense or where legal protection may be weak;

•	any of the trademarks, copyrights, trade secrets or other IP rights that we presently employ in our business will not lapse or be invalidated, circumvented, challenged or abandoned;

•	we will not lose the ability to assert our IP rights against or to license our technology to others and collect royalties or other payments; or

•	our trademarks, copyrights, trade secrets and other IP rights will be of sufficient scope or strength to provide meaningful IP protection or any commercial advantage to us.

Our competitors or others may design around our protected patents or technologies. In addition to registered patents, we also rely on contractual protections with our customers, suppliers, distributors, employees and consultants, and we implement security measures designed to protect our trade secrets. However, these contractual protections and security measures may be breached, and we may not have adequate remedies for any such breach. Further, our suppliers, employees or consultants may assert rights to IP against us arising out of these contracts.

Monitoring unauthorized use of our IP is difficult and costly. In addition, IP rights and confidentiality protection in China and developing countries is generally considered less effective than in the United States or other developed countries. Unauthorized use of our IP may have occurred or may occur in the future. Any failure to identify unauthorized use and otherwise adequately protect our IP would materially and adversely affect our business.

We may face claims of IP infringement, which could be time-consuming, costly to defend or settle, result in the loss of significant rights, harm our relationships with our customers, or otherwise materially and adversely affect our business, financial condition and results of operations.

The semiconductor industry is characterized by companies that hold patents and other IP rights and that vigorously pursue, protect and enforce these IP rights. From time to time, third parties may assert against us and our customers patent and other IP rights to technologies that are important to our business. Further, we may receive notifications from customers or licensees asserting that we have indemnification or other obligations related to infringement claims made against them by third parties. We are currently, and in the future, may be involved in legal proceedings or claims regarding alleged patent infringement, other IP rights, contracts and other matters. For example, in May 2014, a complaint was filed against us alleging patent infringement regarding a patent that had expired in 2013.

Claims that our silicon solutions or technology infringes third-party IP rights, regardless of their merit or resolution, could be costly to defend or settle and could divert the efforts and attention of our management and technical personnel. Infringement claims also could harm our relationships with our customers and might deter future customers from doing business with us. If any pending or future proceedings result in an adverse outcome, we could be required to:

•	cease the manufacture, use or sale of the infringing solutions, processes or technology;

•	pay substantial damages for infringement, including pursuant to indemnification commitments made to our customers;

•	expend significant resources to develop non-infringing solutions, processes or technology, which may not be successful;

•	license technology from the third party claiming infringement, which license may not be available on commercially reasonable terms, or at all;

•	cross-license our technology to a competitor to resolve an infringement claim, which could weaken our ability to compete with that competitor; or

•	pay substantial damages to our customers or end users to discontinue their use of or to replace infringing technology sold to them with non-infringing technology, if available.

Any of the foregoing results could have a material adverse effect on our business, financial condition and results of operations.

Any assertion of IP rights by a third party against us could result in our customers becoming the target of litigation and we may be bound to indemnify such customers under the terms of our license agreements. Our indemnification obligations could result in substantial expenses to us, which could have a material adverse effect on our business, financial condition and results of operations. In addition to the time and expense required for us to indemnify our customers, our customers’ development, marketing and sales of products incorporating our silicon solutions could be severely disrupted or discontinued as a result of litigation, which in turn could also have a material adverse effect on our business, financial condition and results of operations.

In addition to the time and expense required for us to satisfy our support and indemnification obligations to our customers and strategic partners, any litigation could severely disrupt or shut down the business of our customers and strategic partners, which in turn could damage our relations with them and have a material adverse effect on our business, financial condition and results of operations.

The use of open source software in our products may expose us to additional risks and compromise our proprietary IP.

Certain of the IP in our IP portfolio uses and incorporates software that is subject to an open source license. Open source software is typically freely accessible, usable and modifiable. Certain open source software licenses, such as the GNU General Public License, require a user who intends to distribute the open source software as a component of such user’s software to disclose publicly part or all of the source code to such user’s software. In addition, certain open source software licenses require the user of such software to make any derivative works of the open source code available to others on terms unfavorable to the user or at no cost. This can subject previously proprietary software to open source license terms. While we attempt to limit use of open source software to specific IP in our IP portfolio and try to ensure that no open source software is used in such a way as to require us to disclose the source code to such related IP when we do not wish to do so, such use could inadvertently occur. Additionally, if a third-party software provider has incorporated certain types of open source software into software we license from such third parties we could, under certain circumstances, be required to disclose the source code to the IP. This could materially harm our IP position and our business, results of operations and financial condition.

Security breaches could compromise sensitive information belonging to us or our customers and could harm our business and reputation.

We store sensitive data, including IP, our proprietary business information and that of our customers, and confidential employee information, in our data centers and on our networks. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions that could result in unauthorized disclosure or loss of sensitive information. Because the techniques used to obtain unauthorized access to networks, or to sabotage systems, change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Furthermore, in the operation of our business we also use third-party vendors that store certain sensitive data, including confidential information about our employees, and these third parties are subject to their own cybersecurity threats. Any security breach of our own or a third-party vendor’s systems could cause us to be non-compliant with applicable laws or regulations, subject us to legal claims or proceedings, disrupt our operations, damage our reputation, and cause a loss of confidence in our solutions, any of which could adversely affect our business.

Our business would be adversely affected by the departure of existing members of our senior management team and other key personnel.

Our success depends, in large part, on the continued contributions of our senior management team, in particular, the services of Wayne Wei-Ming Dai, Xiaoning (Shannon) Gao, Sheng Wu and Haocheng (Victor) Fan, as well as other significant employees. The loss of any member of our senior management team or our significant employees could harm our ability to implement our business strategy and respond to the rapidly changing market conditions in which we operate.

Failure to comply with existing or future governmental regulations by us, our third-party wafer foundries or our customers could reduce our sales, increase our costs or require design modifications.

The semiconductors manufactured using our designs and the technologies used in our business may be subject to legislation and regulations regarding importation or exportation, as well as various other standards established by authorities in the countries in which we operate. Failure to comply with existing or evolving governmental regulation or to obtain timely domestic or foreign regulatory approvals or certificates could materially harm our business by reducing our sales, requiring modifications to our technology that we license to foreign third parties, or requiring extensive modifications to our designs that may be too expensive for our customers’ products. Governmental restrictions may make competitors facing less stringent controls on their processes and their customers’ products more competitive in the global market than we are.

If we become subject to unfair hiring claims, we could be prevented from hiring needed employees, incur liability for damages and incur substantial costs in defending ourselves.

When companies in our industry lose employees to competitors, they frequently claim that these competitors have engaged in unfair hiring practices or that the employment of these persons would involve the disclosure or use of trade secrets. These claims could prevent us from hiring employees or cause us to incur liability for damages. We could also incur substantial costs in defending ourselves or our employees against these claims, regardless of their merits. Defending ourselves from these claims could also divert the attention of our management away from our operations.

Consolidation among our customers, as well as within the industries in which we operate, may negatively impact our operating results.

A number of business combinations, including mergers, asset acquisitions and strategic partnerships, among our customers and in the semiconductor and electronics industries have occurred recently, and more could occur in the future. Consolidation among our customers leads to fewer customers or the loss of customers, increased customer bargaining power, or reduced customer spending for our services. We may need to convince an acquirer of an existing customer of the value of our solutions in order to maintain a relationship with the acquirer. However, we may not be able to engage with an acquirer for many reasons, including the acquirer’s internal resources, development strategy and prior relationships with our competitors. Moreover, business combinations within the industries in which we compete may result in stronger competition from companies that are better able to compete as sole source vendors to customers. The loss of customers or reduced customer spending as a result of consolidation could adversely affect our business and financial condition.

Competitive pressures may require us to change our pricing, which could have an adverse effect on our results of operations.

The highly competitive markets in which we do business can put pressure on us to reduce the prices of our services. If our competitors offer deep discounts on competing services in an effort to recapture or gain market share, we may then need to lower our prices or offer other favorable terms to compete successfully. When we sell our services, our customers’ evaluation of the differentiators between our competitors’ design services and our design services can be subjective. Accordingly, when we compete for a new customer, we may be forced to provide lower pricing terms in order to initially establish a relationship with this new customer. In order to continue to win new orders from existing customers, we may be required to lower prices as our competitors attempt to disrupt our customer relationship based on price alone. Any downward adjustments on our pricing could adversely affect our operating results, while any failure to reduce our prices in response to lower prices offered by our competitors could result in a loss of business and cause our sales to decline, perhaps materially. If we cannot offset price reductions with a corresponding increase in contracts for services or with lower spending, then the reduced revenue resulting from lower prices could have a material and adverse effect on our results of operations.

Potential future acquisitions could be difficult to integrate, divert attention of key personnel, disrupt our business, dilute shareholder value and impair our operating results.

We may pursue acquisitions in the future that we believe may complement our business, custom silicon solutions or technologies. Any acquisition involves a number of risks, many of which could harm our business, including:

•	difficulties in integrating the operations, technologies, products, existing contracts, accounting and personnel of the target company;

•	realizing the anticipated benefits of any acquisition;

•	difficulties in transitioning and supporting customers, if any, of the target company;

•	diversion of financial and management resources from existing operations;

•

the price we pay or other resources that we devote may exceed the value we realize, or the value we could have realized if we had allocated the purchase price or other resources to another opportunity;

•	potential loss of significant employees, customers and strategic alliances from either our current business or the target company’s business;

•	assumption of unanticipated problems or latent liabilities, such as problems with the quality of the target company’s services;

•	inability to generate sufficient revenue to offset acquisition costs;

•	dilutive effect on our shares as a result of any equity-based acquisitions;

•	inability to successfully complete transactions with a suitable acquisition candidate; and

•	in the event of international acquisitions, risks associated with accounting and business practices that are different from applicable U.S. practices and requirements.

Acquisitions also frequently result in the recording of goodwill and other intangible assets that are subject to potential impairments, which could harm our financial results. As a result, if we fail to properly evaluate acquisitions or investments, we may not achieve the anticipated benefits of any such acquisitions, and we may incur costs in excess of what we anticipate. The failure to successfully evaluate and execute acquisitions or investments or otherwise adequately address these risks could materially harm our business and financial results.

Our revenue and operating results could be adversely affected by customer financial difficulties, which may cause delays, defaults, modifications or cancellations of orders or licenses.

Occasionally, our customers experience financial difficulties and may delay or default on their payment obligations to us, file for bankruptcy or modify or cancel plans to use our services or license our solutions. For instance, if our customers are not successful in generating sufficient cash or are precluded from securing financing, they may not be able to pay, or may delay payment of, accounts receivable that are owed to us, or make other payments that are owed to us under purchase orders or licenses, although these obligations are generally not cancelable. Our customers’ inability to fulfill payment obligations, in turn, may adversely affect our revenue and cash flow. Additionally, our customers have, in the past, sought, and may, in the future, seek, to renegotiate pre-existing contractual commitments. Payment defaults by our customers or significant reductions in existing contractual commitments could have a material adverse effect on our financial condition and operating results. Moreover, the capital and credit markets are volatile and unpredictable and, if we were to seek funding from the capital or credit markets in response to any material level of customer defaults, we may not be able to secure funding on terms acceptable to us, or at all, which may have a material negative effect on our business.

Our revenue and results of operations could be adversely affected by macroeconomic conditions, including recessions, that result in a decline in demand or reduced revenue growth for our SiPaaS solution.

Our business and operating results may be adversely impacted by economic conditions in various countries and markets in which we operate or in which our solutions are sold. While the global economy is improving, there are still uncertainties surrounding the strength of the recovery. Weakness in the global economy has adversely affected consumer confidence and the growth of the semiconductor industry in recent years, causing semiconductor companies to behave cautiously and focus on their costs, including their research and development budgets. For example, uncertainty caused by the global recession caused some of our customers to postpone their decision-making, decrease their spending and/or delay their payments to us. Continuing caution by semiconductor companies could have a material negative effect on the demand for our silicon solutions or the products into which our solutions are incorporated and, among other things, could limit our ability to maintain or increase our revenue or recognize revenue from committed contracts and in turn adversely affect our business, operating results and financial condition. The demand for our SiPaaS solution is driven, in large part, by our customer’s products in the mobile devices, networking, IoT, wearable electronics, smart homes and automotive markets. A downturn in general economic conditions in these markets could result in a decline in demand for our SiPaaS solutions.

We are subject to the risks of doing business internationally.

Multiple factors relating to our international operations and to particular countries in which we operate could negatively impact our business, financial condition and results of operations. These factors include:

•	changes in political, regulatory, legal or economic conditions;

•

restrictive governmental actions, such as restrictions on the transfer or repatriation of funds and foreign investments and trade protection measures, including export duties and quotas and customs duties and tariffs;

•	disruptions of capital and trading markets;

•	changes in import or export requirements;

•	transportation delays;

•	civil disturbances or political instability;

•	geopolitical turmoil, including terrorism, war or political or military coups;

•	public health emergencies;

•	differing employment practices and labor standards;

•	limitations on our ability under local laws to protect our IP;

•	local business and cultural factors that differ from our customary standards and practices;

•	nationalization and expropriation;

•	changes in tax laws and taxes on funds that are transferred to us or our subsidiaries in other jurisdictions;

•	currency fluctuations relating to our international operating activities; and

•	difficulty in obtaining distribution and support.

We conduct our operations primarily in China and our solutions are sold globally. Political and economic conditions in these markets can be unstable or unpredictable. Any conflict or uncertainty in Asia, and China in particular, including due to natural disasters, public health concerns, political unrest or safety concerns, could harm our business, financial condition and results of operations.

We must maintain effective internal control over financial reporting, and if we are unable to do so, the accuracy and timeliness of our financial reporting may be adversely affected.

We must maintain effective internal control over financial reporting in order to accurately and timely report our results of operations and financial condition. In addition, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires, among other things, that we assess the effectiveness of our internal control over financial reporting beginning as of the end of our fiscal year 2015, and the effectiveness of our disclosure controls and procedures quarterly. If we are not able to comply with the requirements of the Sarbanes-Oxley Act in a timely manner, the market price of our stock could decline and we could be subject to sanctions or investigations by the SEC, or other regulatory authorities, which would diminish investor confidence in our financial reporting and require additional financial and management resources, each of which may adversely affect our business and operating results.

We and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting that has led to a restatement of our financial statements. If we are unable to remediate this material weakness or if we otherwise fail to establish and maintain effective internal control over financial reporting, the accuracy and timeliness of our financial reporting may be adversely affected, which may adversely affect investor confidence in us and, as a result, the market price of our ADSs.

The Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires us to maintain effective internal control over financial reporting in order to accurately and timely report our results of operations and financial condition. If we are not able to maintain effective internal control over financial reporting or otherwise fail to comply with the requirements of the Sarbanes-Oxley Act in a timely manner, we could be subject to sanctions or investigations by the SEC, or other regulatory authorities, which would diminish investor confidence in our financial reporting and require additional financial and management resources, each of which may adversely affect our business, operating results and the market price of our ADSs.

In connection with the preparation of our consolidated financial statements, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. For additional information, see Note 22 to our audited consolidated financial statements included elsewhere herein.

Neither we nor our independent registered public accounting firm has undertaken a comprehensive assessment of our internal control for purposes of identifying and reporting material weakness, significant deficiencies and other control deficiencies in our internal control over financial reporting and neither we or they will be required to do so for several years. In particular, we will not be required, under the Sarbanes-Oxley Act, to furnish a report by management on the effectiveness of our internal control over financial reporting until our annual report on Form 20-F for the year ending December 31, 2015. Additionally, the Sarbanes-Oxley Act requires an attestation of the effectiveness of an issuer’s internal control over financial reporting by an independent registered public accounting firm. However, as an emerging growth company, we will not be required to comply with this attestation requirement until we file our annual report for the year ending December 31, 2019 with the SEC, provided we maintain our status as an emerging growth company for the full five-year period. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional material weaknesses, significant deficiencies or control deficiencies may have been identified.

The material weakness that we identified relates to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP reporting requirements to properly address complex U.S. GAAP accounting issues relating to the calculation and allocation of fair value of the bifurcated embedded derivative features of the Series C, D and E Preference Shares. This led to errors in our financial statements and the correction of these errors in turn required us to restate our consolidated financial statements for the three years ended December 31, 2013. We have begun taking steps and plan to take additional measures to remediate the underlying causes of this material weakness. We have designed and implemented additional review procedures on the allocation of fair value of the equity options of our preference shares in the determination of the fair values of their embedded derivatives. In addition, we plan to take additional measures to address these matters, including:

•	monitoring the implementation of the abovementioned review procedures and assessing their effectiveness on an ongoing basis; and

•	providing our internal accounting staff more training in the subjects of accounting and fair value of complex financial instruments.

However, we cannot assure you that implementation of these measures will remediate this material weakness in our internal control over financial reporting. Likewise, we cannot assure you that we or our registered public accounting firm will not detect other material weaknesses, significant deficiencies or control deficiencies in the future. For example, material weaknesses may be found to exist when we report on the effectiveness of our internal control over financial reporting as required by the reporting requirements under Section 404 of the Sarbanes-Oxley Act beginning as of the end of our fiscal year ending December 31, 2015. The standards required for a Section 404 assessment under the Sarbanes-Oxley Act will require us to implement additional financial controls and procedures and corporate governance practices and adhere to a variety of reporting requirements. Our management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable to us as a public company. Our failure to remediate this existing material weakness, or the occurrence of other material weaknesses or significant deficiencies in our internal control over financial reporting, could harm our reputation and investor confidence in our financial reporting and have a material adverse effect on the market price of our ADSs.

We are not able to estimate with reasonable certainty the costs that we will incur to implement these and other measures designed to improve our internal control over financial reporting. If we fail to remediate the existing material weakness and control deficiencies or otherwise fail to establish and maintain internal control over financial reporting adequate to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act, our business and reputation may be harmed and the market price of our ADSs may decline. Furthermore, investor perceptions of us may be adversely affected, which could also cause a decline in the market price of our ADSs.

Indebtedness and the terms of our revolving credit facility may impair our ability to respond to changing business and economic conditions and harm our operating results.

We had $16.2 million of outstanding debt as of June 30, 2014. In the past, we have borrowed under our revolving credit facility (which is secured by a majority of our assets) and two separate credit agreements with separate Chinese banks to fund working capital and other cash needs and we may incur additional indebtedness in the future to provide working capital and finance our other cash needs and, if applicable, any future acquisitions we may make. In addition, the terms of our revolving credit facility require, and any debt instruments we enter into in the future may require, that we comply with a number of significant restrictions and covenants. The amount of this indebtedness and these restrictions and covenants could have a material adverse effect on our business, results of operations or financial conditions by, among other things, requiring that we apply available cash to pay interest and principal; requiring that we comply with financial covenants, thereby limiting our financial flexibility; increasing our vulnerability to adverse economic and industry conditions; and placing us at a competitive disadvantage relative to our competitors who have less indebtedness or less burdensome covenants. If we breach or are unable to comply with a covenant or other agreement contained in a debt instrument, the lender would generally have the right to declare all borrowings outstanding under that debt instrument, together with accrued interest, to be immediately due and payable, the interest rate may increase and, in the case of secured borrowings, the lender would generally have the right to seize and sell the collateral pledged to secure those borrowings. In that regard, we have in the past failed to comply with covenants under our revolving credit facility and, although the lending bank has in the past granted us waivers of those defaults, it may not grant similar waivers in the future. As a result, any breach or failure to comply with covenants contained in our revolving credit facility or any future debt instruments could have a material adverse effect on us. We may in the future need to obtain waivers or amendments under our credit facility or any other debt instruments we may enter into in the future in order to avoid a breach or default, particularly if our business deteriorates or does not perform in accordance with our expectations. There can be no assurance that we will not breach the covenants or other terms of our revolving credit facility or any other debt instruments in the future and, if a breach occurs, there can be no assurance that we will be able to obtain necessary waivers or amendments from the lender or to refinance the related indebtedness on terms we find acceptable, or at all. As a result, any breach or default of this nature could have a material adverse effect on our results of operations, financial condition and business.

We may require additional capital in the future. However, we may be unable to raise capital or unable to raise capital on terms acceptable to us, which would have a material adverse effect on our business.

We may require additional external capital in the future to, among other things, finance our working capital, capital expenditures or other cash needs or to finance all or a portion of the cost of any acquisitions or investments we may make in the future. If that occurs, we may seek external financing through the issuance of equity or debt securities or through additional borrowings. If we raise funds or finance acquisitions or investments by issuing equity or debt securities, our shareholders may experience dilution. Debt financing, if available, may involve burdensome financial and other covenants, may require that we pledge collateral to secure the debt and will require us to use cash to pay interest and principal. Additional debt or equity financing may not be available in amounts, at times or on terms acceptable to us, or at all. If we are unable to obtain additional financing as and when needed, it would likely have a material and adverse effect on our business, results of operations and financial condition and could require, among other things, that we curtail our operations, sell assets, reduce research and development and other expenses and take other measures that could have a material adverse effect on our business.

There are inherent limitations on the effectiveness of our controls and compliance programs.

Regardless of how well designed and operated it is, a control system can provide only reasonable assurance that its objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Moreover, although we have implemented compliance programs and compliance training for employees, such measures may not prevent our employees, contractors or agents from breaching or circumventing our policies or violating applicable laws and regulations. Failure of our control systems and compliance programs to prevent error, fraud or violations of law could have a material adverse impact on our business.

Our operations and our suppliers’ operations are subject to natural disasters and other events outside of our control that may disrupt our business and harm our operating results.

Our corporate headquarters and most wafer foundries and packaging and testing vendors that we use are situated in Asia or near seismically active regions and are subject to periodic earthquakes and tsunamis. In the event of natural disasters, political unrest, war, labor strikes, work stoppages or public health crises, we or one or more of our vendors may be unable to continue operations for a period of time, which may be lengthy, or may be unable to resume operations altogether. This could cause significant delays in shipments of our turnkey products until we are able to shift manufacturing, packaging or testing from the affected contractor to another third-party vendor. There can be no assurance that alternative capacity could be obtained on favorable terms, if at all. Any such problems in our operations or supply chain could adversely affect our ability to market and sell our products and therefore materially and adversely affect our business, financial conditions and results of operations.

We are subject to risks related to exchange rate fluctuations.

Our revenue is primarily denominated in U.S. dollars, while a substantial majority of our expenses are denominated in Renminbi. As a result, our results of operations and financial condition are subject to risks associated with exchange rate fluctuations, in particular in relation to the exchange rates between the Renminbi and the U.S. dollar. Moreover, appreciation or depreciation in the value of the Renminbi, the functional currency for our subsidiaries in Shanghai, Beijing and Chengdu (collectively, our PRC subsidiaries), relative to the U.S. dollar would affect our financial results as reported in U.S. dollars without giving effect to any underlying change in our business or results of operations. Depreciation of the Renminbi against the U.S. dollar would have a negative effect on the U.S. dollar amount available to us if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ADSs or for other business purposes. Conversely, to the extent that we need to convert U.S. dollars we receive into Renminbi to fund our operations in China, an appreciation of Renminbi against the U.S. dollar would decrease the Renminbi amount we would receive from such conversion. The functional currency of our other non-U.S. subsidiaries is generally the local currency rather than the U.S. dollar, which poses similar risks, and those risks will grow to the extent that our assets and operations in other non-U.S. jurisdictions increase.

We may not be able to effectively manage our growth, and we may need to incur significant expenditures to address the additional operational and control requirements of our growth, either of which could harm our business and operating results.

We expect to grow our headcount. In order to scale our NRE design services, we must continue to add talented engineers and grow our workforce, both in China and internationally. We must also continue to expand our operational and financial systems, procedures and controls and to improve our accounting and other internal management systems. This may require substantial managerial and financial resources, and our efforts in this regard may not be successful. Our current systems, procedures and controls may not be adequate to support our future operations. If we are successful in growing our business but fail to adequately manage our growth, or improve our operational, financial and management information systems, or effectively motivate or manage our new and future employees, the quality of our solutions and the management of our operations could suffer, which could adversely affect our operating results.

If we are unable to attract, train and retain qualified design and technical personnel, we may not be able to execute our business strategy effectively.

Our future success depends on our ability to attract and retain qualified design and technical personnel. As the source of our technological and solution innovations, our design and technical personnel represent a significant asset. If we are successful in generating more opportunities to provide NRE design services, we must continue to increase our engineering talent pool. The loss of the services of one or more of our key design and technical personnel, or our inability to attract and retain qualified design and technical personnel, could harm our business, financial condition and results of operations. Once we hire new engineers, we must integrate them into our systems and procedures. If we fail to effectively integrate new engineers, particularly if we grow at a more rapid pace in the future, our ability to deliver effective NRE design services and innovative technology platforms would suffer.

Competition for personnel in the semiconductor technology field is intense, and the availability of suitable and qualified candidates is limited. We compete to attract and retain qualified research and development personnel with other semiconductor companies, universities and research institutions. Competition for these individuals could cause us to offer higher compensation and other benefits to attract and retain them, which could materially and adversely affect our financial condition and results of operations. We previously awarded share options to our employees, some of which have not yet vested. Such retention awards may cease to be effective to retain our current employees once the share options vest. We may need to increase our total compensation costs to attract and retain experienced personnel required to achieve our business objectives and failure to do so could severely disrupt our operations and growth. If we lose the services of qualified design and technical personnel, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new personnel, which could severely impact our business and prospects.

Risks Related to Our ADSs and This Offering

There has been no public market for our ordinary shares or ADSs prior to this offering, and this offering may not result in an active or liquid market for our ADSs, which could adversely affect the market price of our ADSs.

Prior to this initial public offering, there has been no public market for our ordinary shares or ADSs. We have applied to list our ADSs on Nasdaq. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

The initial public offering price for our ADSs will be determined by negotiations between us and our underwriters and may bear no relationship to the market price for our ADSs after this initial public offering. We cannot assure you that an active trading market for our ADSs will develop or be sustained after this offering, or that the market price of our ADSs will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ADSs.

In the future the trading prices of our ADSs may be volatile and affected by factors beyond our control, which could result in substantial losses to investors.

The trading prices of our ADSs may be volatile and could fluctuate widely due to factors beyond our control. For example, this may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies in the technology industry or with business operations located mainly in China that have listed their securities in the U.S. In the past, the market values of stocks of technology companies have been volatile. Recently, the widespread negative publicity of alleged fraudulent accounting practices and poor corporate governance of certain public companies publicly traded in the U.S. with operations in China are believed to have negatively affected investors’ perception and sentiment towards companies with connections to China, which significantly and negatively affected the trading prices of some companies’ securities listed in the U.S. Once we become a public company, any similar negative publicity or sentiment may affect the trading price of our ADSs, even if this publicity or sentiment is untrue. A number of PRC companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these PRC companies’ securities after their offerings may affect the attitudes of investors toward PRC companies listed in the U.S. in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

•	the financial projections that we may choose to provide to the public, any changes in those projections or our failure for any reason to meet those projections;

•	variations in our revenue, earnings and cash flow;

•	announcements of new investments, acquisitions, strategic partnerships, or joint ventures;

•	announcements of new products, services and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	additions or departures of key personnel;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•	potential litigation or regulatory investigations or other proceedings involving us; and

•	fluctuations in market prices for our products or services.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

As a company with less than $1.0 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption for a period of time from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important or material weaknesses or significant deficiencies in our system of financial control may go undetected.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We will remain an emerging growth company until the earliest of (a) the last day of our fiscal year during which we have total annual gross revenue of at least $1.0 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the previous three-year period, issued more than $1.0 billion in nonconvertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies and subject to reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. issuer.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases and furnish these press releases to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely as compared to that required to be filed with the SEC by United States domestic issuers. As a Cayman Islands company listed on the NASDAQ Global Market, we are subject to the NASDAQ Global Market corporate governance listing standards. However, NASDAQ Global Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NASDAQ Global Market corporate governance listing standards. Although we do not currently plan to utilize the home country exemption for corporate governance matters, to the extent that we choose to do so in the future, our shareholders may be afforded less protection than they otherwise would under the NASDAQ Global Market corporate governance listing standards applicable to U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a United States domestic issuer.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs depends, in part, on the research reports and ratings that securities or industry analysts or ratings agencies publish about us, our business and the semiconductor market in general. We do not have any control over these analysts or agencies. If one or more of the analysts or agencies who cover us downgrades us or our ADSs or lowers their expectation with respect to our future operating results, the price of our ADSs may decline. If one or more of these analysts ceases coverage of our company or fails to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our ADSs or trading volume to decline. In addition, we believe that a trend is developing for short-sellers to target companies with substantial operations in China by issuing what they purport to be research reports containing alleged improprieties of the targeted company. Whether or not these allegations prove to be true, these so-called research reports can cause the trading price of a company’s shares to significantly decline, could distract management’s attention from the business, and may require us to incur significant expenses in connection with any resulting investigation. As a company with substantial operations in China, we may be susceptible to this tactic from short-sellers and the trading price of our ADSs may decline if a short-seller research report is issued about us irrespective of the veracity of any such report.

We may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return.

Apart from using net proceeds from this offering to redeem any Shadow Preference Shares that may be issued, we have not identified any specific uses for the net proceeds of this offering beyond working capital and general corporate purposes and we may invest or spend the proceeds of this offering in ways with which you may not agree or in ways with which may not yield a return. Our management will have considerable discretion in the application of the net proceeds of this offering, and you will not have the opportunity, as part of your investing decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase our operating results or market value. Until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

If the midpoint of the initial public offering price range set forth on the cover page of this prospectus is equal to or below $        , we will be required to spend a portion of the proceeds of this offering to redeem Shadow Preference Shares.

Under the terms of our Series C Preference Shares, Series D Preference Shares and Series E Preference shares, each such preference share will convert into one ordinary share and, if the midpoint of the initial public offering price range set forth on the cover page of this prospectus is equal to or below $        , and assuming the warrants to acquire Series C, Series D and Series E Preference Shares are exercised in full for cash, a total of 22,439,012 Shadow Preference Shares (as defined under “Description of Share Capital”). However, the number of Shadow Preference Shares that will be issued under this circumstance will be proportionately reduced from this maximum number to the extent that the midpoint of the initial public offering price range is greater than $             and no Shadow Preference Share will be issued if the midpoint of such price range is equal to or greater than $             .

If Shadow Preference Shares are issued, we will use proceeds of this offering to redeem all of the Shadow Preference Shares immediately following the completion of this offering. If the maximum number of Shadow Preference Shares is issued, the aggregate redemption price will be approximately $39.3 million and if less than the maximum amount of Shadow Preference Shares is issued there will be a proportionate reduction in the aggregate redemption price. For additional information, see “Description of Share Capital—Shadow Preference Shares.”

Because the initial public offering price is substantially higher than our pro forma as adjusted net tangible book value per share, you will incur immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately $         per ADS (assuming no exercise by the underwriters of their option to acquire additional ADSs), representing the difference between the assumed initial public offering price of $         per ADS, the midpoint of the initial public offering price range set forth on the cover page of this prospectus, and our pro forma as adjusted net tangible book value per ADS as of             , after giving effect to this offering and certain other transactions. In addition, you may experience further dilution to the extent that our ordinary shares are issued upon exercise of share options or warrants with exercise prices less than the initial public offering price per ADS. See “Dilution” for a more complete description of how we calculate pro forma as adjusted net tangible book value and how the value of your investment in our ADSs will be diluted upon completion of this offering.

Substantial future sales or the expectation of substantial sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or ordinary shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering, we will have             ordinary shares outstanding, including             ordinary shares represented by ADSs. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding upon completion of this offering will be available for sale upon the expiration of the 180-day lock-up period beginning from the date of this prospectus and, in the case of the ordinary shares that certain option holders will receive when they exercise their share options, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. Any or all of these shares may be released prior to expiration of the lock-up period at the discretion of the underwriters. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our ADSs could decline.

We intend to file a registration statement on Form S-8 to register the              ordinary shares issuable upon the exercise of stock options outstanding and the              ordinary shares available for future issuance under our equity incentive plan, in each case as of June 30, 2014. That registration statement is expected to be filed and become effective as soon as practicable after the closing of this offering. Accordingly, shares registered under that registration statement will be available for sale in the open market following its effective date, subject to the vesting of such options and shares, the Rule 144 volume limitation applicable to our affiliates and any applicable lockup agreements. For a more detailed description, please see the section of this prospectus entitled “Shares Eligible for Future Sale—Equity Incentive Plan.”

In addition, as of June 30, 2014, we had outstanding warrants to purchase 240,000 of our ordinary shares, 120,000 of our Series C Preference Shares, 120,000 of our Series D Preference Shares and 815,122 of our Series E Preference Shares. All of the warrants to purchase ordinary shares, Series C Preference Shares and Series D Preference Shares will expire on December 31, 2015. All of the warrants to purchase Series E Preference Shares will expire immediately prior to the completion of this offering, unless earlier exercised by the holder or automatically. All of these warrants to purchase Preference Shares will convert into warrants to purchase ordinary shares in connection with this offering. If the market value of the shares issuable upon exercise of any warrant is greater than the exercise price of $1.5522 (in the case of warrants to purchase Series C Preference Shares) or $1.91 per share (in the case of warrants to purchase ordinary shares, Series D Preference Shares and Series E Preference Shares), then we believe that the holders of warrants to purchase our ordinary shares, Series C and Series D Preference Shares will likely exercise them prior to the December 31, 2015 expiration date, and the holders of our warrants to purchase our Series E Preference Shares will likely exercise them (or they will be automatically exercised) prior to the completion of this offering, which will in each case result in dilution to investors purchasing ADSs in this offering and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of our ADSs.

Finally, certain of our shareholders have the right to cause us to register the sale of their shares under the Securities Act upon the occurrence of certain circumstances. See “Description of Share Capital—Registration Rights.” Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration of these shares. Sales of these registered shares in the public market could cause the price of our ADSs to decline.

A small number of existing shareholders control a significant portion of our voting stock and their interests may differ from other shareholders.

The interests of our largest shareholders may differ from the interests of our other shareholders. Immediately after the completion of this offering, our executive officers and directors, together with our greater than 5% shareholders, will beneficially own             ordinary shares, representing approximately     % of the aggregate voting power of our company. Accordingly, our executive officers and directors, together with our existing major shareholders, could have significant influence or control in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Without the consent of some or all of these shareholders, we may be prevented from entering into transactions that could be beneficial to the interest of other shareholders.

Our post-offering amended and restated memorandum and articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares, including ordinary shares represented by our ADSs, at a premium.

Our amended and restated memorandum and articles of association, which will become effective immediately prior to the completion of this offering, contain provisions that limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or a similar transaction. For example, our board of directors has the authority to cause the issuance of any authorized but unissued preference shares, without further action by our shareholders. These preference shares may have better voting rights than our ordinary shares, in the form of ADSs or otherwise, and could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preference shares, the price of our ADSs may fall and the voting rights of the holders of our ordinary shares and ADSs may be diluted.

Holders of our ADSs have fewer rights than our shareholders and must act through the depositary to exercise those rights.

Holders of our ADSs do not have the same rights as our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. If you wish to directly vote the ordinary shares represented by your ADSs, you will be required to deliver your ADSs to the depositary for cancellation and withdraw the underlying ordinary shares. Under our post-offering amended and restated memorandum and articles of association, the minimum notice period required to convene a general meeting is 10 days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, if you continue to hold ADSs, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote, where such failure or other actions result from reasons beyond their control. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting unless you withdraw your ordinary shares by canceling your ADSs. However, we do not expect that a trading market for our ordinary shares will develop and you will therefore likely be required to deposit your ordinary shares in exchange for ADSs should you wish to dispose of those ordinary shares. We expect that the depositary will charge you a fee for both withdrawing and depositing ordinary shares. See “Description of American Depositary Shares” for additional information.

You may not receive distributions on our ordinary shares or any value for them if such distribution is illegal or if any required government approval cannot be obtained in order to make such distribution available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it receives on ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful, inequitable or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if the underlying securities require registration under the Securities Act but have not been properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us or the depositary to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

We do not expect to pay dividends in the foreseeable future and you may have to rely on price appreciation of our ADSs for any return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source of future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flows, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

You may be subject to limitations on transfers of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could result in adverse United States federal income tax consequences to United States investors in our ADSs or ordinary shares.

Depending upon the value of our assets, which may be determined based, in part, on the market value of our ordinary shares and ADSs, and the nature of our assets and income over time, we could be treated as a passive foreign investment company, or a PFIC. Under United States federal income tax law, we will be treated as a PFIC for any taxable year if either (i) 75% or more of our gross income for the taxable year is passive income or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. Based on our current and projected income and assets, including the proceeds from this offering, and projections as to the value of our assets, based in part on the estimated market value of our ADSs following this offering, we do not expect to be treated as a PFIC for the current taxable year or in the foreseeable future. While we do not anticipate being a PFIC, changes in the nature of our income or assets or the value of our assets may cause us to become a PFIC for the current or any subsequent taxable year.

Because PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets, there can be no assurance that we will not be a PFIC for the current or any future taxable year. The overall level of our passive assets will be affected by how, and how quickly, we spend our liquid assets and the cash raised in this offering. Under circumstances where revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for active purposes, our risk of being classified as a PFIC may substantially increase.

If we were to be or be treated as a PFIC, a U.S. Holder (as defined in “Taxation—United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of our ADSs or ordinary shares and on the receipt of any distribution on our ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under United States federal income tax rules. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of purchasing, holding and disposing of our ADSs or ordinary shares if we are or become treated as a PFIC, including the possibility of making a mark-to-market election and the unavailability of the election to treat us as a qualified electing fund. For more information, see “Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the Cayman Islands Companies Law (as amended) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less extensive body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a corporation incorporated in a jurisdiction in the United States.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on United States or other foreign laws against us, our management or the experts named in this prospectus.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. A significant portion of our current operations are conducted in the PRC. In addition, a majority of our directors and officers reside outside the United States. As a result, it may be difficult for you to effect service of process within the United States or elsewhere outside China upon these persons. It may also be difficult for you to enforce in PRC or Cayman Islands courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. It may be difficult or impossible for you to bring an action against us in the Cayman Islands or the PRC if you believe your rights under the U.S. securities laws have been infringed. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state and it is uncertain whether such Cayman Islands or PRC courts would hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state. See “Enforceability of Civil Liabilities.”

We will incur increased costs as a result of being a public company, and will incur additional costs after we cease to qualify as an “emerging growth company.”

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations applicable to public companies to increase our accounting, legal and financial compliance costs and to make certain corporate activities more time-consuming and costly and that these costs and other burdens will increase once we cease to qualify as an “emerging growth company.” Our management will be required to devote substantial time and attention to our public company reporting obligations and other compliance matters. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. Our reporting and other compliance obligations as a public company may place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

The depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not vote and the vote is taken by poll, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings unless:

•	we have failed to timely provide the depositary with notice of the meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting; or

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders.

Risks Related to Doing Business in China

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on our business.

Substantially all of our assets and business operations are located in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The economy in China differs from the economies of most developed countries in many respects, including:

•	degree of government involvement;

•	level of development;

•	rate of economic growth;

•	control of foreign exchange rates and currency conversion;

•	access to financing; and

•	allocation of resources.

Although China has been transitioning from a planned economy to a more market-oriented economy since the 1970s, the PRC government continues to exercise significant control over China’s economy through resource allocation, foreign exchange control, monetary policies and administrative regulations of certain industries and entities. The continued control of these assets and other aspects of the national economy by the government could affect our access to key resources and materially and adversely affect our business. While the Chinese economy has grown significantly in the past 30 years, the growth has been uneven geographically, among various sectors of the economy and during different periods. We cannot assure you that the Chinese economy will continue to grow, that any growth will be steady and uniform or that any slowdown will not have a negative effect on our business.

In particular, our growth strategy is based in part upon the assumption that demand in China for electronics products that use semiconductors will continue to grow. Therefore, any decrease in consumer demand in China for products that use semiconductors, such as computers, mobile phones or other consumer electronics, could have a material adverse effect on our business. In addition, our business model assumes that an increasing number of global electronics manufacturers and systems companies will establish operations in China and require the use of products developed and manufactured in China. Any decline in the rate of migration to China of companies that require semiconductors as components for their products could adversely affect our business and results of operations.

Our business is subject to government regulation and benefits from certain government incentives, and changes in these regulations or incentives could adversely affect our business and results of operations.

China’s government has broad discretion and authority to regulate the technology industry in China. China’s government has also implemented policies to regulate economic expansion in China and plays a significant role in regulating industrial development. It also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. New regulations or the readjustment of previously implemented regulations could require us to change our business model, increase our costs or limit our ability to sell products and conduct activities in China, which could adversely affect our business and results of operations.

In addition, the central government of China as well as provincial and municipal governments and other authorities have provided, and may from time to time in the future provide, various incentives to domestic companies in the semiconductor industry, including our PRC subsidiaries, in order to encourage development of the industry. Such incentives may include tax rebates, reduced tax rates, favorable lending policies and other measures. Any of these incentives could be reduced or eliminated by governmental authorities at any time in the future. For example, VeriSilicon Chengdu is granted tax rebates and other incentives under the investment agreement between VeriSilicon Hong Kong and Chengdu local government. We cannot assure you that we will continue to enjoy these incentives in the future. Any such reduction or elimination of incentives currently provided to us could adversely affect our business and results of operations. See “Regulation—Preferential Industrial Policies Relating to Integrated Circuit Design Enterprises.”

Uncertainties with respect to the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

The Chinese legal system is largely a civil law system based on written statutes. Unlike the common law system, prior court decisions in a civil law system may be cited for reference but have limited precedential value. Since 1979, Chinese legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the Chinese legal system continues to rapidly evolve, interpretations of many laws, regulations and rules are not always consistent, and enforcement involves uncertainties, which may limit the availability of certain legal protections.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since the Chinese administrative and court authorities have significant discretion in interpreting and implementing or enforcing statutory rules and contractual terms, and it may be more difficult to predict the outcome of administrative and court proceedings and the level of legal protection we have in China than under some more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. These uncertainties may affect our judgment on the relevance of legal requirements and our decisions on the measures and actions to be taken to fully comply therewith, and may affect our ability to enforce our contractual or tort rights. Such uncertainties may therefore increase our operating expenses and costs and materially and adversely affect our business and results of operations.

Contract drafting, interpretation and enforcement in China involves significant uncertainty.

We have entered into a number of contracts governed by Chinese laws, many of which are material to our business. As compared with contracts in the United States, contracts governed by Chinese laws in traditional style tend to contain less detail and are not as comprehensive in defining contracting parties’ rights and obligations. As a result, contracts in China are more vulnerable to disputes and legal challenges. In addition, contract interpretation and enforcement in China are not as developed as in the United States, and the result of any contractual dispute resolution is subject to significant uncertainties. Therefore, we cannot assure you that we will not be subject to disputes under our material contracts, and if such disputes arise, we cannot assure you that we will prevail. Due to the materiality of certain contracts to our business, any dispute involving such contracts, even without merit, may materially and adversely affect our reputation and our business operations, and may cause the price of our ADSs to decline.

Any requirement to obtain prior approval from the China Securities Regulatory Commission, or CSRC, could delay this offering and a failure to obtain this approval, if required, could have a material adverse effect on our business, operating results, reputation and the trading price of our ADSs.

On August 8, 2006, six Chinese regulatory agencies, namely, the Ministry of Commerce, or MOFCOM, the State Assets Supervision and Administration Commission, or SASAC, the State Administration of Taxation, or SAT, the State Administration for Industry and Commerce, or SAIC, the CSRC and the State Administration on Foreign Exchange, or SAFE, jointly adopted Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006, and were amended on June 22, 2009. The M&A Rules require, among other things, offshore special purpose vehicles, or SPVs, formed for the purpose of seeking a public listing of PRC onshore interests on an overseas stock exchange, and controlled directly or indirectly by Chinese companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

While the application of the M&A Rules remains unclear, we believe, based on the advice of our China legal counsel, Fangda Partners, that CSRC’s approval is not required for this offering because our first foreign invested company was established in 2001, prior to the adoption of the M&A Rules, and we established our PRC subsidiaries by means of direct investment in newly established entities rather than by merger with, or acquisition of, equity interests or assets of a Chinese domestic company owned by Chinese companies or individuals that are our beneficial owners as defined in the M&A Rules. However, our China legal counsel has further advised us that there remains uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and the opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations of competent government authorities in any form relating to the M&A Rules. We cannot assure you that the relevant Chinese government agencies, including the CSRC, would reach the same conclusion as our China legal counsel. If the CSRC or other Chinese regulatory agencies subsequently determine that we need to obtain the CSRC’s approval for this offering, we may face sanctions by the CSRC or other Chinese regulatory agencies. In such an event, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of proceeds from this offering into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs. The CSRC or other Chinese regulatory agencies may also take actions requiring us to halt this offering before the settlement and delivery of the ADSs offered by this prospectus.

The M&A Rules establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The M&A Rules establish procedures and requirements that could make certain acquisitions of Chinese companies by foreign investors more time-consuming and complex, including requirements in some instances that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a Chinese domestic enterprise. In addition, the Notice on Launching the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the National Security Review Rules, issued by the State Council in 2011, subjects acquisitions by foreign investors of domestic companies engaged in military-related or certain other industries that are crucial to national security to prior security review. Moreover, the Anti-Monopoly Law requires clearance of anti-monopoly review with MOFCOM in advance of any concentration of undertaking if certain thresholds are triggered. We may expand our business in part by acquiring complementary businesses. Complying with the requirements of the M&A Rules, National Security Review Rules and other PRC regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Chinese regulation of loans and direct investment by offshore holding companies to Chinese entities may limit the use of the proceeds we receive from this offering for our expansion or operations.

In utilizing the proceeds we receive from this offering in the manner described in “Use of Proceeds,” as an offshore holding company with PRC subsidiaries, we may (i) make additional capital contributions to our PRC subsidiaries, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiaries or (iv) acquire offshore entities with business operations in China in an offshore transaction. However, most of these uses are subject to Chinese regulations and approvals. For example:

•	capital contributions to our PRC subsidiaries, whether existing or newly established, must be approved by MOFCOM or its local bureaus; and

•	loans by us to our PRC subsidiaries, which are foreign-invested enterprises, to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local bureaus.

In addition, on August 29, 2008, SAFE promulgated SAFE Circular No. 142, a notice regulating the conversion by a foreign-invested company of its capital contribution in foreign currency into Renminbi. It requires that the capital in Renminbi converted from foreign currency-denominated capital of a foreign-invested enterprise may only be used for purposes within the business scope of such foreign-invested companies approved by the relevant government authority and may not be used to make equity investments in China, unless specifically provided otherwise. Moreover, the approved use of such Renminbi funds may not be changed without approval from SAFE or its local bureaus.

Renminbi funds converted from foreign exchange may not be used to repay loans in Renminbi if the proceeds of such loans have not yet been used within the permitted scope. Any violation of SAFE Circular No. 142 and other relevant SAFE regulations may result in severe penalties, including substantial fines. We expect that if we convert the net proceeds from this offering into Renminbi pursuant to SAFE Circular No. 142, our use of such Renminbi funds will be for purposes within the approved business scope of our PRC subsidiaries. However, we may not be able to use such Renminbi funds to make equity investments in China through our PRC subsidiaries. Furthermore, SAFE promulgated SAFE Circular No. 59 in November 2010, which tightens the regulations over settlement of net proceeds from overseas offerings like this offering and requires that the settlement of net proceeds must be consistent with the description in the prospectus for the offering. SAFE further promulgated SAFE Circular No. 45 in November 2011, which, among other things, restricts a foreign-invested enterprise from using Renminbi converted from its registered capital to provide entrusted loans or repay loans between non-financial enterprises. These circulars may significantly limit our ability to convert the net proceeds into Renminbi to fund our PRC subsidiaries’ investments in or acquisitions of any other Chinese companies in China.

We expect that Chinese regulations of loans and direct investment by offshore holding companies to Chinese entities may continue to limit our use of proceeds of this offering. There are no costs associated with registering loans or approval of capital contributions with relevant China governmental authorities, other than nominal processing charges. Under China laws and regulations, the Chinese governmental authorities are required to process and grant such approvals or registrations or deny such application within a prescribed time period, which is usually less than 90 days. The actual time taken, however, may be longer due to administrative delay. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to our future plans to use the U.S. dollar proceeds we receive from this offering for our expansion and operations in China. If we fail to receive such registrations or approvals, our ability to use the proceeds of this offering and to capitalize our China operations may be negatively affected, which could materially and adversely affect our liquidity and ability to fund and expand our business.

We could be subject to penalties under PRC law if our PRC shareholders do not comply with PRC regulations relating to offshore investment activities by PRC residents.

SAFE promulgated, in October 2005, the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment through Offshore Special Purpose Vehicles, or Circular 75, which requires PRC residents to register with local branches of SAFE in connection with their establishment or control of an offshore special purpose vehicle established for the purpose of overseas equity financing with assets or equity interests of onshore companies held by the PRC residents. In addition, any PRC resident who makes, or has previously made, direct or indirect investments in such an offshore company (defined in Circular 75 as an “offshore special purpose company”) is required to further update that registration for increases or decreases in the offshore special purpose company’s share capital, transfers or swaps of its shares, mergers or divisions, long-term equity or debt investments, the creation of any security interest and certain other material changes. Moreover, the PRC subsidiaries of an offshore special purpose company are required to, in a timely manner, coordinate and supervise the filing of SAFE registrations by the offshore special purpose company’s shareholders who are PRC residents. Although we believe the registration for offshore special purpose companies under Circular 75 does not apply to our beneficial owners who are PRC resident individuals because it was a direct investment into China through an overseas enterprise that is not an offshore special purpose company as defined in Circular 75, these individuals are generally required under the general PRC foreign exchange regulations, such as the Administrative Measures for Personal Foreign Exchange promulgated by the People’s Bank of China in 2006 and its Implementing Rules promulgated by SAFE in 2007 respectively, to register with the competent SAFE authority for any offshore direct investment, including by subscribing for shares in our offshore holding companies. Due to the lack of detailed implementation rules regarding registration requirements and uncertainty in implementation and interpretation of the foregoing general SAFE regulations governing offshore direct investment by individuals, our beneficial owners who are PRC resident individuals have not yet conducted foreign exchange registration for offshore direct investment.

On July 4, 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or Circular 37, which replaced Circular 75. Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in Circular 37 as a “special purpose vehicle”. The term “control” under Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles or PRC companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

Circular 37 provides that PRC residents include both PRC citizens, meaning any individual who holds a PRC passport or resident identification card, and individuals who are non-PRC citizens but habitually reside in the PRC due to their economic ties to the PRC. We have requested all of our current shareholders and/or beneficial owners to disclose whether they or their shareholders or beneficial owners fall within the ambit of Circular 37 and its guidance and will urge relevant shareholders and beneficial owners, upon learning they are PRC residents, to make the necessary applications, filings and amendments as required under Circular 37 and other related SAFE regulations and rules. However, we cannot assure you that they can successfully complete their registrations with the local SAFE branch in compliance with applicable laws in a timely fashion or at all, or that they or we will not be punished due to any prior non-compliance with SAFE regulations. In addition, we may not be informed of the identities of all the PRC residents holding a direct or indirect interest in our company, and we cannot provide any assurances that these PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by Circular 37 or other related rules. Failure by our current or future shareholders or beneficial owners who are PRC residents to comply with the SAFE regulations may subject us to fines or other legal sanctions, restrict our cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

Furthermore, since Circular 37 was recently promulgated and it is unclear how this regulation and any future regulation concerning offshore or cross-border transactions will be interpreted, amended and implemented by the relevant government authorities, we cannot predict how these regulations will affect our business operations or future strategy. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, either we or the owners of such company, as the case may be, may not be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Failure to comply with the registration requirements for employee share option plans may subject our China equity incentive plan participants or us to fines and other legal or administrative sanctions.

Pursuant to Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. Our directors, executive officers and other employees who are PRC citizens or who have resided in the PRC for a continuous period of not less than one year and who have participated in our share incentive plans may follow Circular 37 to apply for the foreign exchange registration before our company becomes an overseas listed company. After our company becomes an overseas listed company upon the completion of this offering, we and our directors, executive officers and other employees who are PRC citizens or who have resided in the PRC for a continuous period of not less than one year and who have participated in our share incentive plans will be subject to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, according to which, employees, directors, supervisors and other management members participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to limited exceptions, are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit the ability to make payment under our equity incentive plans or receive dividends or sales proceeds related thereto, or our ability to contribute additional capital into our wholly-foreign owned enterprises in China and limit our wholly-foreign owned enterprises’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional equity incentive plans for our directors and employees under PRC law.

Some of our employees in China who are PRC resident individuals have exercised their stock options under our share incentive plan prior to our becoming a publicly listed company. Such option exercises may be viewed by SAFE as having violated SAFE regulations. Remedial registration with local SAFE for these employees is theoretically allowed under Circular 37. Since there is substantial uncertainty in interpretation and implementation of Circular 37, we cannot assure you that they can successfully complete their registrations with the local SAFE branch in compliance with applicable laws in a timely fashion or at all. See “—We could be subject to penalties under PRC law if our PRC shareholders do not comply with PRC regulations relating to offshore investment activities by PRC residents.”

In addition, the State Administration for Taxation has issued circulars concerning employee share options or restricted shares. Under these circulars, employees working in the PRC who exercise share options, or whose restricted shares or RSUs vest, will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees related to their share options, restricted shares or RSUs. If the employees fail to pay, or the PRC subsidiaries fail to withhold, their income taxes according to relevant laws, rules and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities. See “—We are obligated to withhold and pay Chinese individual income tax on behalf of our employees who have exercised stock options. We have not withheld or paid such individual income tax in accordance with applicable Chinese regulations and, as a result, we may be required to pay the related tax deficiencies and may be subject to penalties under Chinese laws.”

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board, and consequently, investors may be deprived of the benefits of such inspection.

The independent registered public accounting firm that issues the audit report included in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and with applicable professional standards. Because our auditor is located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, and such deficiencies may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures, and to the extent that such inspections might have facilitated improvements in our auditor’s audit procedures and quality control procedures, investors may be deprived of such benefits.

Proceedings instituted by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese affiliates of the ‘‘big four’’ accounting firms (including our auditors) and also against Dahua (the former BDO affiliate in China). The Rule 102(e) proceedings initiated by the SEC relate to these firms’ failure to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as auditors located in the PRC are not in a position to lawfully produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the CSRC. The issues raised by the proceedings are not specific to our auditors or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States.

In January 2014, the administrative judge reached an initial decision that the “big four” accounting firms should be barred from practicing before the Commission for six months. However, it is currently impossible to determine the ultimate outcome of this matter as the accounting firms have filed a petition for review of the initial decision and pending that review the effect of the initial decision is suspended. It will, therefore, be for the Commissioners of the SEC to make a legally binding order specifying the sanctions, if any, to be placed on these audit firms. Once such an order is made, the accounting firms have a further right to appeal to the U.S. federal courts, and the effect of the order might be further suspended pending the outcome of that appeal.

Depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which may result in, among other things, their securities being delisted by the applicable U.S. securities exchanges. If the “big four” China-based accounting firms, including our independent registered public accounting firm, were denied, temporarily or permanently, the ability to practice before the SEC, and we are unable to timely find another registered public accounting firm which can audit and issue a report on our financial statements, our financial statements could be determined to not be in compliance with the requirements for financial statements in connection with this offering under the Securities Act of 1933, as amended, or the Securities Act, or those of public companies registered under the Exchange Act after our completion of this offering. Such a determination could ultimately lead to the delay or abandonment of this offering, or, after the completion of this offering, delisting of our ADSs from NASDAQ or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States. Moreover, any negative news about the proceedings against these audit firms may erode investor confidence in China-based, United States listed companies. Any of the foregoing events may have a material adverse effect on the market price of our ADSs and may make it substantially more difficult for investors to purchase or sell our ADSs.

Our global income and the dividends we may receive from our PRC subsidiaries may be subject to Chinese taxes under the PRC Enterprise Income Tax Law, which could have a material adverse effect on our results of operations, and non-Chinese shareholders may be subject to Chinese tax on dividends and gains, if any, which may reduce returns on their investments in our shares or ADSs.

Under the PRC Enterprise Income Tax Law, an enterprise established outside of the PRC with “de facto management bodies” within China is considered a “resident enterprise,” meaning it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes, requiring it to pay enterprise income tax on income derived from sources inside and outside China, although the dividends paid to one resident enterprise from another may qualify as “tax-exempt income.” The implementation rules of the PRC Enterprise Income Tax Law define a “de facto management body” as a body that has substantial and overall management and control over the production and business operations, personnel and human resources, finances and properties of an enterprise, and provide that if the foreign enterprise is deemed to be a Chinese resident enterprise, dividends and other income received by its non-China resident enterprise shareholders from the deemed Chinese resident enterprise will be considered PRC-source income and subject to a 10% PRC withholding tax, which may be reduced depending on provisions in any double taxation agreement between China and the relevant country. A circular issued by SAT on April 22, 2009 and thereafter amended and supplemented by the SAT on January 29, 2014, or SAT Circular 82, specifies that certain foreign enterprises controlled by a Chinese company or a Chinese company group will be classified as Chinese “resident enterprises” if the following requirements are satisfied: (i) the senior management personnel and core management departments in charge of its daily production operations and management are located mainly in China; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in China; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in China; and (iv) at least half of the enterprise’s directors with voting rights or senior management habitually reside in China. Further to SAT Circular 82, the SAT issued the Administrative Measures for Enterprise Income Tax of Chinese-controlled Offshore Incorporated Resident Enterprises (For Trial Implementation), or the SAT Bulletin 45, which took effect on September 1, 2011, to provide more guidance on the implementation of SAT Circular 82 and clarify the reporting and filing obligations of such “Chinese-controlled offshore-incorporated resident enterprises.” SAT Bulletin 45 provides procedures and administrative details for the determination of PRC resident enterprise status and administration on post-determination matters. Although Circular 82 and Bulletin 45 only apply to offshore enterprises controlled by Chinese enterprises or Chinese enterprise groups and not those controlled by Chinese individuals or by foreign individuals or enterprises, the criteria set forth therein may reflect SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by Chinese enterprises or Chinese individuals.

Currently, a substantial majority of the members of our management team are located in China. However, Circular 82 and Bulletin 45 apply only to offshore enterprises controlled by PRC enterprises or PRC corporate groups, not those controlled by PRC or foreign individuals or foreign enterprises like us. In the absence of detailed implementing regulations or other guidance determining that offshore companies controlled by PRC or foreign individuals or foreign enterprises like us are PRC resident enterprises, we do not currently consider our company or any of our overseas subsidiaries to be a PRC resident enterprise. However, the tax resident status of an enterprise is subject to determination by the Chinese tax authorities and they may take the view that the determining criteria set forth in Circular 82 and Bulletin 45 reflects a general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises, and we may therefore be considered a resident enterprise and be subject to Chinese enterprise income tax at 25% on our global income.

If we are considered a resident enterprise and earn income other than dividends from our Chinese subsidiaries, a 25% enterprise income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flows and results of operations. Moreover, the “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-Chinese resident enterprise shareholders, and a 10% PRC tax is imposed on gains derived by our non-Chinese resident enterprise shareholders from transferring our ordinary shares or ADSs, unless the holder is eligible for a reduced rate under an applicable treaty.

It is unclear whether our non-Chinese individual shareholders would be subject to any PRC tax on dividends or gains, if any, received by such non-Chinese individual shareholders in the event that we are determined to be a Chinese resident enterprise. If any PRC tax were to apply to such dividends or gains received by such non-Chinese individual shareholders, it would generally apply at a rate of 20%, unless a reduced rate is available under an applicable tax treaty. It is also unclear whether non-Chinese shareholders of VeriSilicon Holdings Co., Ltd. would be able to claim the benefits of any tax treaties between their tax residence countries and China in the event that VeriSilicon Holdings Co., Ltd. is treated as a Chinese resident enterprise. This could have the effect of increasing our and our shareholders’ effective income tax rates and may require us to deduct withholding tax from any dividends we pay to our non-Chinese shareholders. In addition to the uncertainty regarding how the “resident enterprise” classification may apply, it is also possible that the rules may change in the future, possibly with retroactive effect.

If we are required under the PRC Enterprise Income Tax Law to withhold PRC income tax on dividends, if any, payable to our non-Chinese enterprise or non-Chinese individual shareholders and ADS holders or our shareholders and ADS holders are subject to PRC tax on gains, if any, derived from transferring our ordinary shares or ADSs, their investment in our ordinary shares or ADSs may be materially and adversely affected.

We may rely on dividends paid to us by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our holding company level expenses.

We are a holding company and conduct substantially all of our business in China through our PRC subsidiaries, which are limited liability companies in China. We may rely on dividends paid to us by our PRC subsidiaries for our cash needs, including the funds necessary to pay operating and other expenses at the holding company level, to service any debt we may incur at the holding company level and to pay dividends, if any, that we may elect to pay to holders of our ADSs or ordinary shares.

Payment of dividends by entities organized in China is subject to certain limitations. In particular, regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with Chinese accounting standards and regulations. Each of our subsidiaries in China is also required to set aside at least 10% of its after-tax profit each year, if any, based on Chinese accounting standards, to its general reserves until the cumulative amount of such reserves reaches 50% of its registered capital and to allocate a portion of its after-tax profit to its staff welfare and bonus fund at the discretion of its board of directors. These reserves are not distributable as cash dividends. Our PRC subsidiaries historically have not allocated any of their after-tax profits to staff welfare and bonus funds, but they may nevertheless decide to set aside such funds in the future. There is no maximum amount of after-tax profit that a company may contribute to such a fund. Any direct or indirect limitation on the ability of our PRC subsidiaries to distribute dividends and other distributions to us could materially and adversely limit our ability to make investments or acquisitions or pay expenses at the holding company level, pay dividends or otherwise fund and conduct our business.

Furthermore, SAT promulgated the Notice on How to Understand and Determine the Beneficial Owners in Tax Treaty in October 2009, or Circular No. 601, which provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements. According to Circular No. 601, a beneficial owner generally must be engaged in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits. A conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. We cannot assure you that we will be entitled to the benefits under the relevant tax treaties and arrangements, if any, for any dividends to be distributed by our subsidiaries to us. In particular, we cannot assure you that VeriSilicon Hong Kong, our wholly-owned subsidiary incorporated in Hong Kong, and also the direct equity owner of VeriSilicon Chengdu, one of our PRC subsidiaries, will be entitled to the 5% reduced tax rate. If VeriSilicon Hong Kong is subject to the 10% tax rate instead of the 5% tax rate for dividends paid to it, our results of operations and financial condition will be negatively affected.

Limitations on our ability to transfer funds to our PRC subsidiaries could adversely affect our ability to expand our operations, make investments that could benefit our businesses and otherwise fund and conduct our business.

The transfer of funds from us to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, is subject to registration with or approval by Chinese governmental authorities, including relevant branches of SAFE or the relevant examination and approval authority. Our PRC subsidiaries may also experience difficulties in converting our capital contributions made in foreign currencies into Renminbi due to changes in China’s foreign exchange control policies. Therefore, it may be difficult to change capital expenditure plans once the relevant funds have been remitted from us to our PRC subsidiaries. These limitations and the difficulties our PRC subsidiaries may experience on the free flow of funds between us and our PRC subsidiaries could restrict our ability to act in response to changing market situations in a timely manner. Chinese regulatory authorities may impose more stringent restrictions on the convertibility of Renminbi, especially with respect to foreign exchange transactions. Existing restrictions and any additional restrictions imposed in the future could have an adverse effect on our ability to utilize the cash we generate from our operations, which could slow our growth.

Limits placed on imports into and exports from China by other countries could substantially harm our business and results of operations.

The growth of our business will depend on the ability of our suppliers to export, and our ability to import, equipment, materials, spare parts, process know-how and other technologies and hardware into China. Any restrictions placed on the import and export of these products and technologies could adversely impact our growth and substantially harm our business. In particular, the United States requires our suppliers and us to obtain licenses to export certain products, equipment, materials, spare parts and technologies from the United States. If we or our suppliers are unable to obtain export licenses in a timely manner, our business and results of operations could be adversely affected.

Licenses may be required for certain shipments to China as a result of the technical specifications of the item exported, the end use of the item exported, or the end user of the item exported. These licensing requirements are the result of both multilateral restrictions, as well as unilateral sanctions imposed by the United States. To the extent that technology, equipment, or materials used in our manufacturing processes are or become subject to the restrictions of the arrangement, our ability to procure these products and technology could be impaired, which could adversely affect our business and results of operations. There could also be a change in the export license regulatory regime in the countries from which we purchase our equipment, materials and spare parts that could delay our ability to obtain export licenses for the equipment, materials, spare parts and technology we require to conduct our business.

If the Chinese government determines that we did not obtain requisite Chinese governmental approvals for, or register with the Chinese government, our current and past import and export of technologies, we could be subject to sanctions.

China imposes controls on technology import and export. The term “technology import and export” is broadly defined to include the transfer or license of patents, software and know-how, and the provision of services in relation to technology. Depending on the nature of the relevant technology, the import and export of technology require either approval by, or registration with, the relevant PRC governmental authorities. If any of our PRC subsidiaries are found to be, or has been, in violation of Chinese laws or regulations, the relevant regulatory authorities have broad discretion to deal with such violation, including, but not limited to, issuing a warning, levying fines, restricting us from remitting royalties or any other fees, if any, relating to these technologies outside of China, confiscating our earnings generated from the import or export of such technology or even restricting our future export and import of any technology. Even if our PRC subsidiaries successfully obtain such approval or complete such registration, if the Chinese government determines that our past import and export of technology were inconsistent with, or insufficient for, the proper operation of our business, we could be subject to similar sanctions. Any of these or similar sanctions could cause significant disruption to our business operations or render us unable to conduct a substantial portion of our business operations and may adversely affect our business and results of operations.

We are obligated to withhold and pay Chinese individual income tax on behalf of our employees who have exercised stock options. We have not withheld or paid such individual income tax in accordance with applicable Chinese regulations and, as a result, we may be required to pay the related tax deficiencies and may be subject to penalties under Chinese laws.

The SAT has issued several circulars concerning employee stock options. Under these circulars, our employees working in China (which could include both Chinese employees and expatriate employees subject to Chinese individual income tax) who exercise stock options will be subject to Chinese individual income tax. Our PRC subsidiaries have the obligation to file documents related to employee stock options with relevant tax authorities and withhold and pay individual income taxes for those employees who exercise their stock options. However, the relevant tax authority has orally advised us that due to the difficulty in determining the fair market value of our shares as a private company, we need not withhold and pay the individual income tax for the exercises until after the completion of this offering. Thus we have not withheld and paid the individual income tax for the option exercises. However, we cannot assure you that the tax authority will not act otherwise and request us to withhold and pay the individual income tax immediately and impose sanctions on us.

The enforcement of the Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and our results of operations.

On June 29, 2007, the National People’s Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008 and was amended on December 28, 2012. The Labor Contract Law established new restrictions and increased costs for employers to dismiss employees, including specific provisions related to fixed-term employment contracts, temporary employment, probation, consultation with the labor union and employee assembly, employment without a contract, dismissal of employees, compensation upon termination and overtime work, and collective bargaining. According to the Labor Contract Law, an employer is obliged to sign a labor contract with an unlimited term with an employee if the employer continues to hire the employee after the expiration of two consecutive fixed-term labor contracts subject to certain conditions or after the employee has worked for the employer for ten consecutive years. The employer also has to pay compensation to an employee if the employer terminates a labor contract except for certain statutory causes. Such compensation is also required when the employer refuses to renew a labor contract that has expired, unless the employee refuses to extend the expired contract. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. In addition, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008 and its Implementation Rules on Paid Annual Leave for Employees, which became effective on September 18, 2008, employees who have served more than one year for an employer are entitled to a paid vacation ranging from five to 15 days, depending on their length of service. Employers who fail to allow for such vacation time must compensate their employees three times their regular salaries for each vacation day disallowed, unless such employees waive their right to such vacation days in writing. As a result of the foregoing laws and regulations designed to enhance labor protection, our labor costs in China may increase in the future.

We face uncertainties with respect to application of the Circular on Strengthening the Administration of Enterprise Income Tax for Share Transfer by Non-Chinese Resident Enterprises.

Pursuant to the Circular on Strengthening the Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular No. 698, issued by SAT, in December 2009, with retroactive effect from January 1, 2008, where a non-resident enterprise transfers the equity interests of a Chinese resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate of less than 12.5% or (ii) does not impose income tax on foreign income of its residents, the non-resident enterprise, being the transferor, shall report this Indirect Transfer to the competent tax authority of the Chinese resident enterprise. Applying a “substance over form” principle, the Chinese tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring Chinese tax. As a result, gains derived from such an Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. Circular No. 698 also provides that where a non-Chinese resident enterprise transfers its equity interests in a Chinese resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

On March 28, 2011, SAT released the SAT Public Notice (2011) No. 24, or SAT Public Notice 24, to clarify several issues related to Circular No. 698. SAT Public Notice 24 became effective on April 1, 2011. According to SAT Public Notice 24, the term “effective tax” refers to the effective tax on the gain derived from a disposition of any equity interests of an overseas holding company. The term “does not impose income tax” refers to cases where the gain derived from such a disposition of equity interests of an overseas holding company is not subject to income tax in the country or jurisdiction where the overseas holding company is a resident.

There is uncertainty as to the application of Circular No. 698. For example, while the term “Indirect Transfer” is not clearly defined, it is understood that the relevant Chinese tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with China. Moreover, the relevant authority has not yet promulgated any formal provisions or made any formal declaration as to the process and format for reporting an Indirect Transfer to the competent tax authority of the relevant Chinese resident enterprise. In addition, there are not any formal declarations concerning how to determine whether a foreign investor has adopted an arrangement for the purpose of reducing, avoiding or deferring PRC tax. Circular No. 698 may be determined by the tax authorities to be applicable to our private equity financing transactions where non-resident investors were involved, if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, we and our non-resident investors may be at risk of being taxed under Circular No. 698 and may be required to expend resources to comply with Circular No. 698 or to establish that we and our non-resident enterprise investors should not be taxed under Circular No. 698, which may have an adverse effect on our financial condition and results of operations or such non-resident investors’ investments in us.

Failure to obtain any preferential tax treatments or the discontinuation, reduction or delay of any of the preferential tax treatments that may be available to us in the future could materially and adversely affect our business, financial condition and results of operations

Under the PRC Enterprise Income Tax Law, effective from January 1, 2008, foreign-invested companies, such as our PRC subsidiaries, are subject to a unified income tax rate of 25%. Various favorable income tax rates are, however, available to qualified enterprises in certain encouraged sectors of the economy. Companies that qualify as “Integrated Circuit Design Enterprises” are exempt from PRC income tax for two years and subject to a preferred income tax rate of 12.5% for the following three years, starting from the first profit making year. VeriSilicon Shanghai has been qualified as an Integrated Circuit Design Enterprise and is eligible for such preferential tax treatment commencing from the year 2011. In addition, VeriSilicon Shanghai has qualified as a “key” Integrated Circuit Design Enterprise and, therefore, is entitled to a preferential tax rate of 10% after the end of the two-year tax exemption and three-year 50% tax exemption period (i.e. beginning in 2016).

However, if any of our PRC subsidiaries that qualified for preferential tax treatment fails to continue to qualify in a subsequent year, our income tax expenses would increase, which may have a material adverse effect on our results of operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND MARKET DATA

This prospectus contains forward-looking statements, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. You can generally identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions that concern our expectations, strategy, plans or intentions. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our business, financial condition and results of operations. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in “Risk Factors” and elsewhere in this prospectus. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those projected in the forward-looking statements. Forward-looking statements contained in this prospectus include statements about:

•	our goals and strategies;

•	future business development;

•	the expected growth of, and trends in, our business and the markets in which we operate;

•	existing and new customers and the markets in which we compete;

•	future trends and challenges and our expectations regarding our results of operations and financial condition;

•	our expectations regarding our expenses and revenue, including our expectations that our research and development, sales and marketing and general and administrative expenses may increase; and

•	relevant government policies and regulations relating to our industry and business.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this prospectus may not occur.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. We do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

This prospectus also contains statistical, market and industry data, estimates and forecasts that are based on independent industry publications, governmental publications, reports by market research firms, other independent sources or other publicly available information, while other information is based on our good faith estimates or other internal sources. Although we believe that these third-party sources referred to in this prospectus are reliable, neither we nor the underwriters have independently verified the information provided by these third parties. While we are not aware of any misstatements regarding any third-party information presented in this prospectus, their estimates, in particular, as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties, and are subject to change based on various factors, including those discussed under “Risk Factors.”

OUR HISTORY AND CORPORATE STRUCTURE

In August 2001, our predecessor, VeriSilicon Microelectronics (Shanghai) Co., Ltd., or VeriSilicon Shanghai, was established as a foreign-invested enterprise to conduct operations in China. In order to facilitate investments in our company from outside of the PRC, VeriSilicon Holdings Co., Ltd. was incorporated under the laws of the Cayman Islands in June 2002 and VeriSilicon Shanghai became its wholly-owned subsidiary. In order to expand our business, we subsequently established additional wholly-owned subsidiaries, each of which is an operating entity, in China, the United States, Japan, Finland, France, Taiwan, the Netherlands and Hong Kong.

The following diagram illustrates our corporate structure, including our subsidiaries, each of which is wholly-owned, and the place of incorporation of each named entity:

Our corporate headquarters are in Shanghai, China, where we also conduct research and development, sales, operations logistics and procurement, and engineering operations services. We conduct research and development activities at our offices in Beijing and Chengdu, China; Oulu, Finland; and Plano, Texas. We conduct sales activities at our offices in Santa Clara, California; Tokyo, Japan; Nice, France; Taipei, Taiwan; the Netherlands; and Hong Kong. In addition, we conduct operations logistics and procurement, and engineering operations services at our office in Taipei, Taiwan.

Our business in China does not fall within the “restricted” or “prohibited” categories of foreign investment under the PRC Catalog for Guidance of Foreign Investment Industries or other applicable regulations. Our principal business within China, the design of integrated circuits, is categorized as an “encouraged” industry under the PRC Catalog for Guidance of Foreign Investment Industries.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $         million, or approximately $         million if the underwriters exercise in full their option to purchase additional ADSs from us, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. These estimates are based upon an assumed initial offering price of $         per ADS, the midpoint of the initial public offering price range set forth on the cover page of this prospectus. Each $1.00 change in the assumed initial public offering price of $         per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease, the net proceeds we receive from this offering by approximately $         million, or approximately $         million if the underwriters exercise in full their option to purchase additional ADSs from us, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. Similarly, each one million share increase (decrease) in the number of ADSs offered by us would increase (decrease) the net proceeds that we receive from this offering by approximately $         million, assuming the assumed initial public offering price of $             per ADS remains the same and after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us. The amount of estimated net proceeds discussed above is illustrative only and the actual net proceeds will be determined in part by the actual public offering price and number of ADSs sold by us and the other terms of this offering.

The principal purposes of this offering are to obtain additional capital, to create a public market for our ADSs and to facilitate our future access to the public equity markets. We plan to use the net proceeds of this offering for working capital and general corporate purposes. We will also use up to approximately $         million of the proceeds to redeem our Shadow Preference Shares, if issued, immediately following the completion of this offering. For more information regarding our Shadow Preference Shares, see “Description of Share Capital—Shadow Preference Shares.” We may also use a portion of the net proceeds received by us from this offering for acquisitions of complementary businesses, technologies or other assets. We have not entered into any agreements or commitments with respect to any specific acquisitions and have no understandings or agreements with respect to any such acquisition at this time. Pending application of the net proceeds from this offering for the foregoing purposes, we may invest such net proceeds in bank accounts or other short term investments.

We cannot specify with certainty the particular uses for the net proceeds to be received by us from this offering. Accordingly, our management team will have broad discretion in using the net proceeds to be received by us from this offering. Chinese law may limit or prevent us from investing net proceeds in or loaning net proceeds to our PRC subsidiaries. See “Risk Factors—Risks Related to Doing Business in China—Chinese regulation of loans and direct investment by offshore holding companies to Chinese entities may limit the use of the proceeds we receive from this offering for our expansion or operations.”

DIVIDEND POLICY

We have not previously declared or paid cash dividends and we have no plan to declare or pay any cash dividends in the foreseeable future. We currently intend to retain most, if not all, of our available funds to operate and expand our business. In addition, our revolving credit agreement restricts our ability to pay dividends.

Our board of directors has complete discretion as to whether to distribute dividends. Our shareholders may by ordinary resolution declare dividends, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future results of operations, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. Under Cayman Islands law, we may declare and pay dividends on our ordinary shares only out of our profit or our share premium account, provided always that, even if we have sufficient profit or share premium, we may not pay a dividend if this would result in our being unable to pay our debts as they fall due in the ordinary course of business. In addition, PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to our parent company. See “Regulation—Regulations on Dividend Distribution.” If we pay any cash dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares and ADSs, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2014:

•	on an actual basis;

•

on a pro forma basis to reflect (i) the automatic conversion of all of our issued and outstanding preference shares into an aggregate of 50,011,211 ordinary shares, (ii) the assumed exercise for cash of all warrants to purchase our Series E Preference Shares immediately prior to completion of this offering and the resulting issuance of 815,122 ordinary shares and our assumed receipt of approximately $1.6 million in cash as a result of the payment of the exercise price of those warrants, and (iii) the reclassification of warrants to purchase preference shares and ordinary shares from liability to additional paid-in capital; and

•

on a pro forma as adjusted basis to reflect (i) the transaction described in the immediately preceding bullet point and (ii) the issuance and sale of                  ADSs by us in this offering at an assumed initial public offering price of $         per ADS, the midpoint of the initial public offering price range shown on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma and pro forma as adjusted information set forth below is illustrative only and does not purport to reflect what our actual capitalization would have been had the transactions referred to above occurred as of the date set forth below nor does it purport to be indicative of our capitalization as of future dates. Our actual capitalization after this offering will be determined in part by the actual public offering price and number of ADSs sold by us and other terms of this offering. You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2014
	(in thousands)
	Actual	Pro Forma	Pro Forma as adjusted(2)
Debt(1)	$16,213	$16,213
Preference shares, $0.001 par value, 79,625,000 shares authorized, 50,011,211 shares issued and outstanding actual; shares authorized, zero issued and outstanding, pro forma; shares authorized, issued and outstanding, pro forma as adjusted	94,235	—
Shareholders’ deficit:
Ordinary shares, $0.001 par value, 116,000,000 shares authorized; 14,650,959 shares issued and outstanding actual; 116,000,000 shares authorized, 65,477,292 shares issued and outstanding, pro forma; shares authorized, issued and outstanding, pro forma as adjusted	15	65
Additional paid-in capital(2)	20,775	197,495
Accumulated other comprehensive income	113	113
Accumulated deficit	(175,035)	(175,035)

Total shareholders’ equity (deficit)	(154,132)	22,638

Total capitalization	$(43,684)	$38,851

(1)	Our debt consists of amounts outstanding under our revolving credit facility that is secured by a majority of our assets and our bank loans with two Chinese banks.
(2)

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per ADS, the midpoint of the initial public offering price range set forth on the front page of this prospectus, would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by approximately $         million,

assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated expenses payable by us. Similarly, each one million share increase (decrease) in the number of ADSs offered by us would increase (decrease) additional paid-in capital, total shareholders’ equity and total capitalization by approximately $ million, assuming the assumed initial public offering price of $ per ADS remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The warrants to purchase our Series E Preference Shares will expire immediately prior to the completion of this offering and we have therefore assumed that all of those warrants will be exercised for cash for purposes of calculating the pro forma and pro forma as adjusted data set forth in the above table. However, the holders of those warrants are under no obligation to exercise them for cash or at all or may exercise them on a “cashless” basis by paying the exercise price by forfeiting a portion of the shares issued on exercise with a value equal to the aggregate exercise price. However, if the fair market value of the shares issuable on exercise of the warrants to purchase Series E Preference Shares exceeds the exercise price, then any such warrants that are not exercised by the holders prior to completion of this offering will be deemed to have been automatically exercised on a cashless basis, except for warrants owned by a holder that has elected by prior written notice to us to allow its warrants to purchase Series E Preference Shares to expire. If any of the warrants to purchase our Series E Preference Shares are not exercised, or if some or all of the warrants are exercised on a cashless basis (either by the holders or automatically), then pro forma and pro forma as adjusted ordinary shares, additional paid-in capital, total shareholders’ equity, total capitalization and ordinary shares issued and outstanding would be lower than the amounts reflected in the above table. For example, if all of the warrants to purchase Series E Preference Shares were exercised on a cashless basis immediately prior to the completion of this offering, then, assuming that the shares to be issued on exercise had a value equal to $         per share (the midpoint of the initial public offering price range set forth on the cover page of this prospectus), our ordinary shares would have been $         and $        , our additional paid-in capital would have been $         and $         , our total shareholders’ equity would have been $         and $        , our total capitalization would have been $         and $         and our ordinary shares issued and outstanding would have been        shares and        shares, as of June 30, 2014, on a pro forma and pro forma as adjusted basis, respectively.

If the underwriters’ option to purchase additional ADSs is exercised in full, pro forma as adjusted ordinary shares, additional paid-in capital, total shareholders’ equity, and total capitalization as of June 30, 2014 would be $        , $        , $        , and $        , respectively and the number of pro forma as adjusted ordinary shares issued and outstanding as of June 30, 2014 would have been          ordinary shares.

The table above excludes, as of June 30, 2014:

•

360,000 ordinary shares issuable upon the exercise of warrants at an exercise price of $1.91 per share and 120,000 ordinary shares issuable upon the exercise of warrants at an exercise price of $1.5522 per share, all of which will expire on December 31, 2015;

•	15,429,366 ordinary shares issuable upon exercise of stock options outstanding at a weighted-average exercise price of $0.53 per share; and

•	145,130 ordinary shares reserved for future issuance under our 2012 Plan.

DILUTION

If you invest in our ADSs in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per ADS and the pro forma as adjusted net tangible book value per ADS immediately after this offering.

Our net tangible book value as of June 30, 2014 was approximately $(5.02) per ordinary share, which is equal to approximately $         per ADS. Net tangible book value per ordinary share represents the amount of total tangible assets, minus the amount of total liabilities, divided by the total number of ordinary shares outstanding including, if applicable, ordinary shares underlying ADSs. Dilution is determined by subtracting net tangible book value per ordinary share from the assumed initial public offering price per ordinary shares (which is calculated by dividing the assumed initial public offering price per ADS by the number of ordinary shares represented by each ADS).

After giving effect to (i) the automatic conversion of all of our issued and outstanding preference shares into 50,011,211 ordinary shares immediately prior to the completion of this offering, (ii) the assumed exercise for cash of all warrants to purchase our Series E Preference Shares and the resulting issuance of 815,122 ordinary shares immediately prior to completion of this offering and our receipt of approximately $1.6 million as a result of the assumed payment of the exercise price of those warrants in cash, and (iii) the reclassification of warrants to purchase preference shares and ordinary shares from liability to additional paid-in capital, our pro forma net tangible book value at June 30, 2014 would have been $0.14 per outstanding ordinary share. This represents an immediate increase in net tangible book value of $5.16 per ordinary share compared to our actual net tangible book value as of June 30, 2014. After giving effect to the transactions described in the immediately preceding sentence and the issuance and sale of ADSs by us in this offering at an assumed initial public offering price of $         per ADS, the midpoint of the estimated initial public offering price range shown on the cover page of this prospectus and, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at June 30, 2014 would have been $         per outstanding ordinary share, including ordinary shares underlying our outstanding ADSs, or $         per ADS. Our pro forma as adjusted net tangible book value per share set forth in the immediately preceding sentence represents an immediate increase in net tangible book value of $         per ordinary share to existing stockholders compared to our actual net tangible book value as of June 30, 2014, and an immediate dilution in net tangible book value of $         per ordinary share or $         per ADS to purchasers of ADSs in this offering.

The following table illustrates this dilution per ordinary share (including ordinary shares underlying ADSs) and per ADS, in each case assuming that the initial public offering price is $        per ADS:

	Per Ordinary Share	Per ADS
Assumed initial public offering price
Pro forma as adjusted net tangible book value per ordinary share and ADS as of June 30, 2014	$	$

Increase in pro forma as adjusted tangible book value per ordinary share and ADS attributable to new investors
Dilution in as adjusted net tangible value book value per ordinary share and ADS to new investors in the offering	$	$

A $1.00 change in the assumed public offering price of $        per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease our pro forma as adjusted net tangible book value by $        million, the pro forma as adjusted net tangible book value per ordinary share and per ADS by $        per ordinary share and $        per ADS and the dilution in pro forma as adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by $        per ordinary share and $        per ADS, assuming no

change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only. Our actual net tangible book value following the completion of this offering will be determined in part by the actual public offering price and number of ADSs sold by us and other terms of this offering.

The following table summarizes, on a pro forma as adjusted basis as of June 30, 2014, the differences between our shareholders and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid and the average price per ordinary share and ADS paid. We have calculated data in the following table with respect to new investors assuming an initial public offering price of $         per ADS (which is the mid-point of the estimated price range set forth on the cover page of this prospectus) and, where applicable, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the data in the following table with respect to new investors reflects ordinary shares evidenced by ADSs sold in this offering. Data in the following table regarding average price per ADS paid by existing shareholders has been calculated by multiplying the average price per ordinary share paid by existing shareholders by the number of ordinary shares evidenced by each ADS.

	Ordinary Shares Purchased			Total Consideration				Average Price Per Ordinary Share		Average Price Per ADS
	Number	Percent		Amount		Percent
Existing shareholders	65,477,292		%		$108,515,449		%		$1.66	$
New investors			%	$			%	$		$

Total		100.0%		$		100.0%

A $1.00 change in the assumed initial public offering price of $        per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease total consideration paid by new investors, total consideration paid by all shareholders, average price per ordinary share and average price per ADS paid by new investors by $        , $        , $        and $        , respectively, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Assuming that the underwriters’ option to purchase additional ADSs is exercised in full, then the percentage of ordinary shares purchased and the percentage of total consideration paid by existing shareholders set forth in the foregoing table would be reduced to     % and     %, respectively, the number of ordinary shares purchased by new investors would increase to              shares, and the percentage of ordinary shares purchased and the percentage of total consideration paid by new investors would increase to     % and     %, respectively.

As of June 30, 2014, there were:

•

360,000 ordinary shares issuable upon the exercise of warrants at an exercise price of $1.91 per share and 120,000 ordinary shares issuable upon the exercise of warrants at an exercise price of $1.5522 per share, all of which will expire on December 31, 2015;

•	15,429,366 ordinary shares issuable upon exercise of outstanding stock options at a weighted-average exercise price of $0.53 per ordinary share; and

•	145,130 ordinary shares reserved for future issuance under our 2012 Plan.

The foregoing discussion and tables do not give effect to the issuance of any of these ordinary shares. To the extent that any of these options or warrants are exercised and those options or warrants have an exercise price that is lower than the initial public offering price in this offering, or to the extent we issue additional options to purchase ordinary shares with exercise prices less than the initial public offering price in this offering, there may be further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following selected consolidated statements of operations data for the years ended December 31, 2011, 2012 and 2013 and selected consolidated balance sheet data as of December 31, 2012 and 2013 have been derived from our audited consolidated financial statements included elsewhere in this prospectus and we have derived the following selected consolidated statement of operations data for the six months ended June 30, 2014 and the selected consolidated balance sheet data as of June 30, 2014 from our unaudited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements as of December 31, 2012 and 2013 and for the three years ended December 31, 2013 have been restated to correct an error in the calculation and allocation of fair value of the bifurcated embedded derivative features of our Series C, D and E Preference Shares. See Note 22 to our consolidated financial statements as of December 31, 2012 and 2013 and for the three years ended December 31, 2013 included elsewhere herein. Our unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of the results that may be expected for future periods. Our selected consolidated financial data also includes certain non-GAAP measures, which are not required by, or presented in accordance with, U.S. GAAP but are included because we believe they are indicative of our operating performance and are used by investors and analysts to evaluate companies in our industry. You should read this Selected Consolidated Financial Information section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Year Ended December 31,			Six Months Ended June 30,
	2011	2012	2013	2013	2014
	(As restated)	(As restated)	(As restated)
	(in thousands except for share and per share data)
Selected Consolidated Statements of Operations Data:
Revenue
Turnkey products	$41,522	$35,655	$79,806	$35,082	$48,128
NRE design services	17,221	18,360	22,337	12,460	18,474
License and royalties	18,774	20,529	25,267	10,619	10,363

Total revenue	77,517	74,544	127,410	58,161	76,965

Cost and expenses:
Cost of revenue
Turnkey products	(39,097)	(31,340)	(64,787)	(28,692)	(38,500)
NRE design services	(18,076)	(14,927)	(20,188)	(11,000)	(15,532)
License and royalties	(951)	(2,242)	(1,959)	(1,505)	(213)

Total cost of revenue(1)	(58,124)	(48,509)	(86,934)	(41,197)	(54,245)

Amortization of intangible assets	(2,533)	(2,897)	(3,047)	(1,503)	(1,888)
Research and development expenses(1)	(14,632)	(14,403)	(17,863)	(8,305)	(8,632)
Sales and marketing expenses(1)	(8,875)	(10,977)	(11,955)	(5,965)	(6,472)
General and administrative expenses(1)	(6,038)	(6,586)	(6,704)	(2,902)	(3,366)

Income (loss) from operations	(12,685)	(8,828)	907	(1,711)	2,362
Other income (expense):
Interest income	18	8	6	3	86
Interest expense	(521)	(738)	(1,041)	(426)	(605)
Increase in fair value of warrants to purchase convertible redeemable preference shares and ordinary shares	(490)	(346)	(764)	(514)	(897)
Decrease (increase) in fair value of liquidation features of Series A, B, C, D and E convertible redeemable preference shares	(5,188)	(4,570)	(4,127)	(6,197)	13,264
Increase in fair value of equity options of Series C, D and E convertible redeemable preference shares	(7,067)	(10,620)	(21,573)	(11,568)	(39,942)
Other, net	348	(2)	(126)	(203)	349

Net loss before income tax expense	(25,585)	(25,096)	(26,718)	(20,616)	(25,383)
Income tax expense	(955)	(564)	(1,393)	(414)	(785)

Net loss	$(26,540)	$(25,660)	$(28,111)	$(21,030)	$(26,168)

Net loss per share
Basic and diluted	$(2.14)	$(1.99)	$(2.16)	$(1.63)	$(1.91)

	Year Ended December 31,			Six Months Ended June 30,
	2011	2012	2013	2013	2014
	(in thousands except for share and per share data)
Weighted average number of ordinary shares used in calculating basic and diluted net loss per share	12,373,357	12,868,970	12,987,154	12,934,136	13,699,195

Other Financial Information(2)
Adjusted net income (loss)	$(13,266)	$(9,622)	$(1,141)	$(2,488)	$1,779

Adjusted EBITDA	$(8,715)	$(4,618)	$5,104	$216	$5,450

(1)	Includes employee share-based compensation as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2011	2012	2013	2013	2014
	(in thousands)
Cost of revenue	$28	$26	$51	$23	$41
Research and development	10	26	52	23	34
Sales and marketing	11	17	33	16	31
General and administrative	18	18	27	10	97

Total share-based compensation	$67	$87	$163	$72	$203

(2)

See “Prospectus Summary—Summary Consolidated Financial Information—Non-GAAP Financial Measures” for additional information and a reconciliation of net income (loss), the most directly comparable U.S. GAAP financial measure, to each of adjusted net income (loss) and adjusted EBITDA.

	As of December 31,		As of June 30,
	2012	2013	2014
	(As restated)	(As restated)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$5,387	$9,303	$32,882
Working capital	(15,817)	(15,926)	4,640
Total assets	48,653	57,868	94,419
Total liabilities	86,397	123,248	154,316
Convertible preference shares	71,979	71,979	94,235
Accumulated deficit	(120,755)	(148,866)	(175,035)
Total stockholders’ deficit	$(109,723)	$(137,359)	$(154,132)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Information” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Our consolidated financial statements as of December 31, 2012 and 2013 and for the three years ended December 31, 2013 have been restated to correct an error in the calculation and allocation of fair value of the bifurcated embedded derivative features of our Series C, D and E Preference Shares. See Note 22 to our consolidated financial statements as of December 31, 2012 and 2013 and for the three years ended December 31, 2013 included elsewhere herein.

Overview

Our business model, which we refer to as Silicon Platform as a Service (SiPaaS), is an IP-centric, platform-based, end-to-end semiconductor design service which enables us to provide custom silicon solutions. Our mission is to mitigate the time, cost, and risks of semiconductor design and manufacturing for semiconductor companies, original equipment manufacturers, original design manufacturers and large Internet platform companies, allowing them to focus on their core competencies such as product definition, system architecture, software development and branding. Our business model is designed to enable the semiconductor industry to transition to a design-lite model, similar to the way in which independent wafer foundries gave rise to the fabless semiconductor industry by providing access to independent, advanced semiconductor manufacturing services.

In the 1980s, there was a shift within the semiconductor industry towards the fabless business model as semiconductor companies began to outsource manufacturing in order to reduce research and development costs and capital investments. We believe that increasing research and development costs arising from advances in manufacturing technology processes is also causing fabless companies to engage third parties such as our company to provide semiconductor design services from architecture design and physical implementation to managing and shipping fully packaged and tested semiconductor devices, which is the design-lite model.

We established VeriSilicon Microelectronics (Shanghai) Co., Ltd., our wholly-owned subsidiary, in 2001 to conduct our operations in China. We initially focused on licensing IP components such as standard cell libraries, input/output cell libraries, and memory compilers, NRE design services and turnkey products services. In 2006, we acquired the ZSP assets and associated engineering team from LSI Logic Corporation (subsequently LSI Corporation, which was later acquired by Avago Technologies Limited). The assets acquired included the IP relating to the digital signal processor (DSP) technology, employees and customer agreements entered into by LSI Logic Corporation relating to the DSP technology. The acquisition helped to expand each category of our business and significantly strengthened our IP portfolio. Since 2009, over one billion chips have been manufactured based on our solution, and we have collected royalties with respect to our IP from over 700 million chips.

We generate revenue from (i) sales of turnkey products, (ii) NRE design services and (iii) license fees and royalties generated from our IP, including third-party IP which we have a right to sublicense. Our turnkey products revenue is derived from volume production and shipping of semiconductor wafers or chips that we previously designed through our NRE design services. We ship our turnkey products to our customers in accordance with purchase orders placed by our customer. Our NRE design services revenue is derived from fees charged to our customers for the development of semiconductor designs of integrated circuits in accordance with our customers’ specifications. Our NRE design services include procurement and integration of third-party IP, procurement of semiconductor masks, multi-purpose wafers, and prototype wafers manufactured by third-party vendors, and procurement of packaging and testing services of prototype wafers performed by third-party vendors. Revenue derived from license fees and royalties represents fees earned by licensing our IP to our customers and the subsequent royalty payments when our customers sell products containing our IP to their end customers.

Key Factors Affecting Our Performance

Demand for Turnkey Products. Demand for our turnkey products may fluctuate depending on various factors, including macroeconomic conditions and the market demand for our customers’ end products that incorporate the semiconductors we design based on their specifications and sell to them. Even after we gain a design win and qualify our silicon solution for use in our customer’s product, our customer may postpone the commencement of volume production of the product, or may decide not to produce the product at all, in which case we will not be able to generate turnkey products revenue relating to that product and our revenue and results of operations may be materially and adversely affected.

Operational Efficiency. Our goal is to grow revenue from our NRE design services and license and royalties businesses in an amount sufficient to cover a majority of our total operating expenses, thereby allowing revenue from our turnkey products business, which can grow with limited incremental investment, to drive improvements in our results of operations and operating margin. As we develop new silicon solutions, we intend to continue to leverage our SoC platforms to provide us economies of scale in our research, development and engineering investments. We also reduce design costs for silicon solutions by re-using core IP. Our ability to continue to locate our people and processes in strategic, cost-effective regions is also intended to improve our operational efficiency.

Demand for Custom Silicon Solutions. We believe that ODMs, OEMs and large Internet platform companies are increasingly seeking customized silicon solutions for their businesses. ODMs and OEMs face increasing challenges as more system-level functionality is integrated into SoC semiconductor solutions but they often lack the design expertise to quickly meet specific product requirements. Large Internet platform companies continue to gather significant amounts of data and content, each of which may require customized computing, networking and storage solutions. The success of our SiPaaS solution will depend, in part, on the continuation of these trends and the continued growth in demand for custom silicon solutions.

Enhancement of IP Portfolio. In order to continue to license our IP, we must continually enhance our IP portfolio. The development of new IP or enhancements to our existing IP requires significant research and development activities and time. We also must anticipate market trends to better ensure that the technology we develop will be in demand for next generation technologies.

Revenue Mix. Our revenue mix in a given financial period impacts our operating margin. An increase in revenue from license fees and royalties has a more favorable impact on our operating margins than our turnkey products and NRE design services because we incur limited additional expenses to tailor our IP for our customers’ needs. After we deliver an IP solution to our customer, we recognize royalty revenue without incurring any incremental costs. However, our costs associated with our turnkey products and NRE design services consist of fees charged by independent third-party contractors, such as our vendors for mask sets, multi-purpose wafers and prototype wafers for our NRE design customers, and wafer foundries and packaging and testing vendors of volume production wafers for our turnkey product customers, all of which generally increase to the extent that our turnkey products and NRE design services revenues increase. If revenue from our turnkey products and NRE design services grows at a faster rate than revenue from our license fees and royalties, thereby changing our revenue mix, we may experience a decrease in our operating margin.

Seasonality. Our quarterly revenue and operating results have fluctuated in the past and may continue to fluctuate significantly depending upon numerous factors. In particular, our financial performance is impacted by seasonality in our business. We typically have lower revenue during the first quarter of each year primarily as a result of business slowdowns caused by the Lunar New Year holiday, while the third quarter typically has the highest quarterly revenue. This fluctuation in the third quarter is driven primarily by the effect of the Christmas holiday season, as many of our customers for turnkey products compete in the mobile device market and ramp production in the third quarter in anticipation of the Christmas holiday demand. This seasonality may be offset in part, by increased revenue from a significant ramp-up of turnkey products for designs we previously had won. For additional information see “—Quarterly trends” below.

Research and Development Expenses. Our research and development expenses fluctuate from quarter to quarter. Unlike many semiconductor product companies which report all of their research and development engineering expenses as operating expenses, U.S. GAAP requires us to report the engineering costs associated with our NRE design services as cost of revenue, not as operating expenses. Only the engineering costs associated with our internal development of new or additional IP and SoC platforms are reported as operating expenses. If we are engaged for more NRE design projects during one quarter as compared to the prior quarter, our cost of revenue for NRE design services will generally be higher and our research and development expenses will generally be lower.

Principal Statement of Operations Line Items

Revenue

We generate revenue from (i) sales of turnkey products, (ii) NRE design services and (iii) license fees and royalties generated from our IP, including third-party IP for which we have a right to sublicense.

Turnkey products. Our turnkey products revenue is derived from volume production and shipping of semiconductor wafers, chips or finished integrated circuits that we previously designed through our NRE design services. We ship our turnkey products to our customers in accordance with purchase orders placed by our customer.

NRE design services. Our NRE design services revenue is derived from fees charged to our customers for the development of designs of integrated circuits in accordance with our customer’s specifications. Our NRE design services include procurement and integration of third-party IP, procurement of semiconductor masks, multi-purpose wafers and prototype wafers manufactured by third-party vendors, and procurement of packaging and testing services of prototype wafers performed by third-party vendors.

License and royalties. Revenue derived from license fees and royalties represents fees earned by licensing our IP to our customers and the subsequent royalty payments we receive when our customers sell products containing our IP to their end customers.

The following table summarizes our revenue for the periods presented, both in dollars and as a percentage of total revenue:

	Year Ended December 31,						Six Months Ended June 30,
	2011	% of Total Revenue	2012	% of Total Revenue	2013	% of Total Revenue	2013	% of Total Revenue	2014	% of Total Revenue
	(in thousands, except percentages)
Turnkey products	$41,522	54%	$35,655	47%	$79,806	62%	$35,082	61%	$48,128	63%
NRE design services	17,221	22%	18,360	25%	22,337	18%	12,460	21%	18,474	24%
License and royalties	18,774	24%	20,529	28%	25,267	20%	10,619	18%	10,363	13%

Total revenue	$77,517	100%	$74,544	100%	$127,410	100%	$58,161	100%	$76,965	100%

Cost of revenue

Turnkey products. Our cost of revenue with respect to our turnkey products consists of costs associated with the procurement and manufacturing of volume production, packaging and testing, shipping and the operations labor cost related to our turnkey products. Because we operate on a build-to-order basis and generally do not purchase wafers for our turnkey products without a purchase order from a customer, we typically do not hold material amounts of inventory. During periods when wafer manufacturing capacity is constrained, we will on occasion, purchase wafers based on anticipated purchase orders, which we carry as inventory. Thus, our cost of revenue also includes inventory write-down on wafers we have purchased as a result of anticipated purchase orders from our customers.

NRE design services. Our cost of revenue with respect to our NRE design services includes engineering costs and payments for third-party IP, masks, multi-purpose wafers, prototype wafers and packaging and testing vendors.

License and royalties. Our cost of revenue associated with our license revenue consists of engineering costs directly associated with customizing and delivering IP and services based on our customer’s requirements, and license payments to third-party IP vendors. The amortization of intangible assets, such as EDA tools and IP licenses, is not included in the cost of revenue for either NRE design services or license and royalties. There are no costs associated with royalty revenue.

The following table summarizes our cost of revenue for the periods presented, both in dollars and as a percentage of total revenue:

	Year Ended December 31,						Six Months Ended June 30,
	2011		2012		2013		2013		2014
	$	% of Total Revenue	$	% of Total Revenue	$	% of Total Revenue	$	% of Total Revenue	$	% of Total Revenue
				(in thousands, except percentages)
Turnkey products	$39,097	51%	$31,340	42%	$64,787	50%	$28,692	49%	$38,500	50%
NRE design services	18,076	23%	14,927	20%	20,188	16%	11,000	19%	15,532	20%
License and royalties	951	1%	2,242	3%	1,959	2%	1,505	3%	213	0%

Total cost of revenue	$58,124	75%	$48,509	65%	$86,934	68%	$41,197	71%	$54,245	70%

We do not separately report gross profit (loss) or gross margins as we do not believe these measures are meaningful measures of our operating performance, in addition to the reasons stated above regarding cost of revenue of NRE design services and license and royalties revenues. We believe that operating income (loss) and operating margins are more meaningful measures than gross profit (loss) and gross margins because unlike many semiconductor product companies which report all of their research and development engineering expenses as operating expenses, the costs associated with our engineering resources are included within either cost of revenue or operating expenses depending on the type of work that the engineer is performing. Specifically, we are required to report engineering costs associated with our NRE design services as a cost of revenue and engineering costs associated with our internal development of new or additional IP and technology platforms as operating expenses. Once our customer engages us for a NRE design project, we assign engineering resources to that NRE design project, and during the period that the engineer works on that project, our cost of revenue will increase, with a corresponding and equivalent decrease in research and development expenses. As a result, depending on the number of NRE design projects for which we are engaged during a quarter, our cost of revenue with respect to the NRE design services may be higher or lower than in a prior quarter. If we are engaged for more NRE design projects during one quarter as compared to the prior quarter, our cost of revenue for NRE design services likely will be higher than during the prior quarter, assuming the fees we charge for each NRE design project is the same, and our research and development expenses will likely be lower. As a result of this shift of costs between cost of revenue and operating expenses from period to period, we do not believe gross profit or gross margin are meaningful measures of our business.

Operating Expenses

Operating expenses consist primarily of amortization of intangible assets, research and development expenses, sales and marketing expenses, and general and administrative expenses.

Amortization of Intangible Assets. Amortization of intangible assets includes amortization of license agreements with EDA tool vendors, license agreements related to other third-party IP and intangible assets resulting from business acquisition. We may need to purchase additional EDA licenses as our headcount increases in future years or for other reasons.

Research and Development. Research and development expenses primarily includes personnel-related expenses, including salaries, bonuses, share-based compensation and employee benefits. Research and development expenses also includes the costs of developing new or additional IP, technologies and platforms, consulting fees, tooling costs related to prototyping, costs related to development of reference boards, depreciation and facilities-related expenses. Research and development activities include the research, development, and verification of IP for our IP portfolio, development of IP for existing IP in our portfolio, and development related to packaging and testing service offerings. All research and development costs are expensed as incurred.

Sales and Marketing. Sales and marketing expenses primarily includes personnel-related expenses, including salaries, commissions, bonuses, share-based compensation and employee benefits. Sales and marketing expenses also includes travel costs, trade shows, consulting fees, depreciation, and facilities-related expenses.

General and Administrative. General and administrative expenses primarily includes personnel-related expenses, including salaries, bonuses, share-based compensation and employee benefits. General and administrative expenses also includes professional and consulting fees, depreciation and facilities-related expenses.

We expect our research and development, sales and marketing and general and administrative expenses to increase as we build our business.

Critical Accounting Policies and Estimates

Our consolidated financial statements and the related notes included elsewhere in this prospectus are prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and any related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, and we evaluate our estimates and assumptions on an ongoing basis. Because the use of estimates is an integral component of the financial reporting process, actual results could differ significantly from the estimates made by our management. To the extent that there are material differences between these estimates and our actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected.

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could have a material impact on our consolidated financial statements. We believe that the following accounting policies involve a greater degree of judgment and complexity in their application than our other accounting policies and require us to make significant accounting estimates. Accordingly, these are the policies we believe are the most critical to understanding and evaluating our consolidated financial condition and results of operations. The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this prospectus.

Revenue Recognition

Overview

We recognize revenue when persuasive evidence of an arrangement exists, we have delivered the product or performed the service, the fee is fixed or determinable and collection is reasonably assured. If any of these criteria are not met, we defer recognizing the revenue until such time as all criteria are met. Determination of whether or not these criteria have been met may require us to make judgments, assumptions and estimates based upon current information and historical experience.

Our revenue is generated from the following categories: (i) sales of turnkey products, (ii) NRE design services and (iii) license fees and royalties generated from our IP including third-party IP for which we have a right to sublicense.

Turnkey products. Under our standard master turnkey agreement, we are generally responsible for the manufacturing, packaging and testing of the wafers or integrated circuits. Under these agreements, we assume the risks and rewards of ownership of the wafers or integrated circuits until the products are sold and delivered to our customer. As such, revenue is recognized on a gross basis upon the delivery of the product, assuming all other revenue recognition criteria have been fulfilled.

NRE design services. NRE design service arrangements are generally fixed-price contracts in which we agree to perform the specified design of integrated circuits for a pre-determined price, normally taking at least six months to a year to complete. We recognize NRE design services revenue using the percentage-of-completion method of accounting over the period that services are performed. Progress-to-completion is measured by design service costs incurred, which include labor costs and other service costs. We review our estimates of contract revenue, costs and operating profit on a monthly basis. Prior to contract completion, we may adjust the estimates on one or more occasions as a result of changes in cost estimates, change orders to the original contract, collection disputes with the customer on amounts invoiced or claims against the customer for increased costs incurred by us due to customer-induced delays and other factors. Contract losses are recognized in the fiscal period when the loss is evident. Contract profit estimates are also adjusted in the fiscal period in which it is evident that an adjustment is required.

License Fees and Royalties. We generate license fees through the sale of licenses to our IP. Such IP may be licensed as a standard package or may be customized or designed to meet customer specifications. Our sale of licenses is usually bundled with one year maintenance service from the inception of the licensing term. Such an arrangement constitutes a multiple-element arrangement. For multiple-element arrangements involving only software and software-related deliverables, vendor-specific objective evidence, or VSOE, must exist to allocate the total fee among all delivered and undelivered elements, or if VSOE of all undelivered elements exists, revenue is recognized using the residual method. Under the residual method, the VSOE of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized up-front as the elements are delivered. If VSOE does not exist for all elements to support the allocation of the total fee among all elements of the arrangement, or if VSOE does not exist for all undelivered elements to apply the residual method, revenue is recognized ratably over the term of the undelivered elements.

For IP licenses that do not require significant customization, revenue is recognized upon delivery of the licensed IP, assuming all other revenue recognition criteria are met using the residual method, and maintenance is recognized ratably over the maintenance term.

For IP licenses that require significant customization or development and design, revenue is recognized using the percentage-of-completion method of accounting over the period the design services are performed. Progress-to-completion is measured as contract costs, which include personnel costs and other project costs, are incurred. If we are unable to reasonably estimate contract costs, revenue is recognized under the completed contract method. A provision for estimated losses on contracts is made in the period in which the loss becomes probable.

We provide maintenance and support services that are generally sold with license agreements. Revenue for maintenance and support services is recognized ratably over the term of the maintenance and support period when support and maintenance is sold separately or VSOE fair market value exists if bundled in a multi-element arrangement.

We earn royalty revenue when our customers produce chips or wafers containing our IP. Royalty revenue is generally recognized one quarter in arrears when a production volume report is received from the customer or foundry.

Under some circumstances, we license to our customers IP that we license from third parties. Revenue from third party license is recognized upon delivery of the IP and recorded net of amounts paid to the third-party IP vendor. We obtain the original licensor’s warranties and support for the licenses we distribute.

Fair Value Change in Warrants, Liquidation Features, Equity Options, and Embedded Derivatives of Liquidation Features and Conversion Features of Convertible Redeemable Preference Shares

The fair value change in warrants results from a revaluation of warrants to purchase our ordinary shares, Series C Preference Shares, and Series D Preference Shares issued to Cathay Bank and warrants to purchase shares of our Series E Preference Shares issued to purchasers of our Series E Preference Shares. The change in fair value is re-measured quarterly and the expense reflects the change in the value of the warrants based upon such re-measurement.

The fair value change in liquidation feature relates to the change in fair value of the liquidation feature related to our Series A Preference Shares, Series B Preference Shares, Series C Preference Shares, Series D Preference Shares and Series E Preference Shares. The change in fair value is re-measured quarterly. As of June 30, 2014, we have recorded a liability of $1.7 million for the fair value of the liquidation feature of our Series A Preference Shares and Series B Preference Shares. The liquidation features of our Series C Preference Shares, Series D Preference Shares, and Series E Preference Shares was extinguished in connection with our issue of Series G Preference Shares on June 24, 2014. We expect the fair value of the liquidation feature of our Series A Preference Shares and Series B Preference Shares to change until the completion of this offering. The change in fair value was recorded as a non-cash charge in our consolidated statements of operations for the years ended December 31, 2011, 2012 and 2013 and the six months period ended June 30, 2014. We will incur a non-cash charge (or credit, as the case may be) in our consolidated statements of operations in the quarter in which we complete this offering equal to the amount of the most recent change in fair value of the liquidation feature.

The fair value change in equity options relates to the change in fair value of our Series C Preference Shares, Series D Preference Shares and Series E Preference Shares. In connection with the issuance and sale of our Series C Preference Shares, Series D Preference Shares and Series E Preference Shares, we agreed to issue to the purchasers of those shares, a certain number of Series C-1 Preference Shares, Series D-1 Preference Shares and Series E-1 Preference Shares, respectively, which we refer to collectively as the Shadow Preference Shares, under certain circumstances. For more information regarding the Shadow Preference Shares, see “Description of Share Capital—Shadow Preference Shares.” These Shadow Preference Shares in substance represent the right to receive our ordinary shares without forgoing the rights of a preference shareholder. The change in fair value is re-measured quarterly. The change in fair value was recorded as a non-cash charge in our consolidated statements of operations for the years ended December 31, 2011, 2012 and 2013 and the six months period ended June 30, 2014. The equity options of our Series C Preference Shares, Series D Preference Shares and Series E Preference Shares were extinguished in connection with our issuance of Series G Preference Shares on June 24, 2014.

In connection with the issue of Series G Preference Shares in June 2014, we modified the terms of our Series C, D and E Preference Shares. The modification is considered an extinguishment of the existing Series C Preference Shares, Series D Preference Shares and Series E Preference Shares and related liquidation features and equity options. As a result, we recorded $9.4 million of deemed contribution from preference shareholders representing the difference between the fair value of the modified Series C, D, and E Preference Shares and the carrying value of the existing Series C Preference Shares, Series D Preference Shares, and Series E Preference Shares and related liquidation features and equity options immediately prior to the modification.

The fair value change of embedded derivatives of liquidation features and conversion features relates to the change in fair value of our Series C Preference Shares, Series D Preference Shares and Series E Preference Shares.

The fair value change of embedded derivatives of liquidation features and conversion features of our Series C Preference Shares, Series D Preference Shares and Series E Preference Shares was immaterial for the six months period ended June 30, 2014. We expect the fair value of the embedded derivatives of the liquidation features and conversion features to change until the completion of this offering. We will incur a non-cash charge (or credit, as the case may be) in our consolidated statements of operations in the quarter in which we complete this offering in the amount equal to the most recent change in fair value of the embedded derivatives of the liquidation features and conversion features.

Upon the completion of the offering, the warrants to purchase preference shares and ordinary shares, the liquidation feature of our Series A and B Preference Shares, and the embedded derivative of liquidation features and conversion features of our Series C, D and E Preference Shares will all be reclassified to additional paid-in capital.

Warrants to purchase ordinary shares and preference shares

Management determined the estimated fair value of warrants to purchase ordinary shares and preference shares using the Black-Scholes option pricing model. The key assumptions used in the valuation of the warrants included the risk-free interest rate, volatility, and expected dividend yield. The risk-free interest rate used is based on the U.S. Treasury yield curve in effect at the date of issuance, adjusted for the country risk premium of China. The expected volatility of our future ordinary share price was estimated based on the price volatility of the shares of comparable public companies that operate in the same or similar businesses, since we did not have a trading history for our shares sufficient to calculate our own historical volatility. The dividend yield was estimated based on our expected dividend policy over the expected term of the warrants.

We engaged a third-party valuation specialist in connection with the management’s determination of estimated fair value of warrants. The investigation and analysis undertaken by the third-party valuation specialist included, among other things, discussions with our management with regards to our history, operations, and prospects of our business and studies of our industry and general economy, analysis of our historical and prospective financial results, and research on comparable companies. Our management has assumed full responsibility for the determination of fair value and only considered the third-party valuation as one of the factors in determining the fair value of our warrants.

Income Tax

We use the asset and liability method of accounting for income taxes. Under this method, income tax expense is recognized for the amount of taxes payable or refundable for the current year. In addition, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities and for operating losses and tax credit carry-forwards. Management is required to make assumptions, judgments and estimates to determine our current provision for income taxes and our deferred tax assets and liabilities and any valuation allowance to be recorded against a deferred tax asset. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant tax authorities. Our assumptions, judgments and estimates relative to the current provision for income tax take into account current tax laws, our interpretation of current tax laws and possible outcomes of current and future audits conducted by foreign and domestic tax authorities. Changes in tax law or our interpretation of tax laws and the resolution of current and future tax audits could significantly impact the income taxes recorded in our combined and consolidated statements of operations data. Our assumptions, judgments and estimates related to the value of a deferred tax asset take into account predictions of the amount and category of future taxable income, such as income from operations. Actual operating results and the underlying amount and category of income in future years could render our current assumptions, judgments and estimates of recoverable net deferred taxes inaccurate. Any of the assumptions, judgments and estimates mentioned above could cause our actual income tax obligations to differ from our estimates and, thus, materially impact our financial position and results of operations. Income tax liability is calculated based on a separate return basis as if we had filed separate tax returns for all the periods presented. As of December 31, 2011, 2012 and 2013, we had provided for a full valuation allowance for the deferred tax asset. As of June 30, 2014, we recognized $0.1 million in deferred tax assets for one of our subsidiaries which became profitable and provided a full valuation allowance for the remaining deferred tax assets.

We recognize a tax benefit associated with an uncertain tax position when, in our judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, we initially and subsequently measure the tax benefit as the largest amount that we judge to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. Our liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. Our effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. We classify interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense.

Impairment Assessment on Goodwill and Indefinite-lived Intangible Assets

We test annually, or whenever events or circumstances indicate that the carrying value of assets exceeds the recoverable amounts, whether goodwill and indefinite-lived intangible assets have suffered any impairment.

We have one reporting unit. For the assessment of goodwill impairment, we compare the fair value of the reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of the reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. For intangible assets, we perform an impairment assessment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. These assessments primarily use cash flow projections based on financial forecasts prepared by management and an estimated terminal value. The expected growth in revenue and operating margin, timing of future capital expenditures, an estimate of weighted average cost of capital and terminal growth rate are based on actual and prior year performance and market development expectations. The periods of the financial forecasts generally range from three to five years. Judgment is required to determine key assumptions adopted in the cash flow projections and changes to key assumptions can significantly affect these cash flow projections and the results of the impairment tests.

Share-Based Compensation

In 2002, we adopted our 2002 Share Plan and in 2013, we adopted our 2012 Plan. Each such plan permits us to grant stock options, share appreciation rights, restricted share units and restricted shares to employees, directors and consultants of our company. Under the 2002 Share Plan, a total of 12,297,858 ordinary shares were initially authorized for issuance. From June 2010 to January 2012, we amended the 2002 Plan to increase the number of ordinary shares reserved for issuance under the plan from 12,297,858 ordinary shares to 17,942,247 ordinary shares, and such plan has since expired. Under the 2012 Equity Incentive Plan, a total of 2,103,019 ordinary shares plus any shares not issued under or returned to the 2002 Share Plan were approved for issuance. In May 2014 and July 2014, we amended the 2012 Plan to increase the number of ordinary shares reserved for issuance under the plan by 2,200,000 ordinary shares and 400,000 ordinary shares, respectively. The following table sets forth the options granted under the 2012 Equity Incentive Plan for the year ended December 31, 2013 and through June 30, 2014:

Date of Option Grant	Options Granted	Exercise Price	Fair Value of Option	Fair Value Per Ordinary Shares
January 30, 2013	161,000	$0.56	$0.28	$0.56
April 22, 2013	633,916	0.63	0.30	0.63
July 24, 2013	200,000	0.68	0.33	0.68
November 6, 2013	108,000	0.97	0.45	0.97
January 23, 2014	517,000	1.04	0.53	1.07
February 19, 2014	12,000	1.04	0.62	1.21
May 22, 2014	2,976,000	1.39	1.21	2.06

All share-based awards to employees, directors and consultants, such as stock options, are measured at the grant date based on the fair value of the awards. Share-based compensation, net of forfeitures, is recognized as expense on a straight-line basis over the requisite service period, which is the vesting period. Share-based compensation expense is classified in the consolidated statements of operations based upon the job function of the grantee. We estimate a forfeiture rate at the time of grant, which is revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. We recognize the estimated compensation of employee service-based options based on the fair value of our ordinary shares on the date of the grant. Share-based compensation is recorded only for those share-based awards that are expected to vest. If actual forfeitures differ materially from our estimated forfeitures, we may need to revise those estimates used in subsequent periods.

In connection with determining the estimated fair value of our share options, we engaged an independent third-party valuation specialist. The key assumptions used in the valuation of share options included risk-free interest rate, volatility, and expected dividend yield. The risk-free interest rate used is based on the U.S. Treasury yield curve in effect at the time of grant, adjusted for the country risk premium of China. The expected volatility of our future ordinary share price was estimated based on the price volatility of the shares of comparable public companies that operate in the same or similar businesses, since we did not have a trading history for our shares sufficient to calculate our own historical volatility. The dividend yield was estimated based on our expected dividend policy over the expected term of the options. Changes in these assumptions could significantly affect the fair value of share options and hence the amount of share-based compensation we recognize in our consolidated financial statements. The investigation and analysis undertaken by the third-party valuation specialist included, among other things, discussions with our management with regards to our history, operations, and prospects of our business and studies of our industry and general economy, analysis of our historical and prospective financial results, and research on comparable companies. Our management has assumed full responsibility for the determination of fair value of these share options and only considered the third-party valuation as one of the factors in determining the fair value of our share options.

Fair Value of Our Ordinary Shares

We have determined the fair value of our ordinary shares using the income approach because our revenue model had been established and we could project our revenue, costs and expenses, changes in working capital and incremental capital expenditures. We also used the market approach which is based upon an analysis of comparable public companies. This approach is consistent with the guidelines outlined in the American Institute of Certified Public Accountants’ Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation (the Practice Aid). Finally, we also engaged an independent third-party valuation specialist to assist us with the valuation. The investigation and analysis undertaken by the third-party valuation specialist included, among other things, discussions with our management with regards to our history, operations, and prospects of our business and studies of our industry and general economy, analysis of our historical and prospective financial results, and research on comparable companies. Our board of directors has assumed full responsibility for the determination of fair value of our ordinary shares and only considered the third-party valuation as one of the factors in determining the fair value of our ordinary shares.

The income approach involves applying the discounted cash flow analysis based on our projected cash flow using our best estimate as of the valuation dates. Estimating future cash flow requires us to analyze projected revenue growth, gross margins, effective tax rates, capital expenditures and working capital requirements. Our projected revenue was based on expected annual growth rates derived from a combination of our historical experience and the general trend in the global semiconductor industry. The revenue and cost assumptions we used are consistent with our long-range business plan and market conditions in the semiconductor industry. We also had to make complex and subjective judgments regarding our unique business risks, the liquidity of our shares and our limited operating history and future prospects at each valuation date. Other assumptions we used in deriving the fair value of our equity included:

•	no material changes will occur in the applicable future periods in the existing political, legal, fiscal or economic conditions and in the global semiconductor industry;

•	no material changes will occur in the current taxation law in the countries in which we operate and the applicable tax rates will remain unchanged;

•	exchange rates and interest rates in the applicable future periods will not differ materially from the current rates;

•	our future growth will not be constrained by lack of funding;

•	we have the ability to retain competent management and key personnel to support our on-going operations; and

•	industry trends and market conditions for the global semiconductor industry will not deviate significantly from current forecasts.

Our cash flows were discounted to present value using discount rates that reflect the risks we perceived as being associated with achieving the forecasts and were based on the estimate of our weighted average cost of capital, or WACC, on the valuation date. The WACCs were derived by using the capital asset pricing model, a method that market participants commonly use to price securities. Under the capital asset pricing model, the discount rate was determined considering the risk-free rate, industry-average correlated relative volatility coefficient, equity risk premium, small size premium, country risk premium and company specific premium. The risks associated with achieving our forecasts were appropriately assessed as company specific premium when we determined the appropriate discount rates. If different discount rates had been used, the valuations could have been significantly different.

We used the option-pricing method to allocate enterprise value to preference and ordinary shares, taking into account the guidance prescribed by the Practice Aid. The method treats preference and ordinary shares as call options on the enterprise’s value, with exercise prices based on the liquidation preference of the preference shares. The strike prices of the options are based on the characteristics of our capital structure, including number of shares of each class of equity, seniority levels, liquidation preferences, and conversion values for the preference shares.

The option-pricing method also involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board of directors and management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares, and therefore it was determined by using the volatility of the comparable companies as of the valuation date. Had we used different estimates of liquidity event timing and volatility, the allocations between preference and ordinary shares would have been different. In evaluating comparable companies, we determined they should:

•	operate in the same or similar businesses;

•	have a trading history comparable to the remaining life of our share options as of each valuation date; and

•	either have operations in China, as we operate primarily in China, or are listed companies with similar businesses in the United States, as we plan to become a public company in the United States.

We also applied a discount for lack of marketability to reflect the fact that, at the time of the grants, we were a closely held company and there was no public market for our equity securities. To determine the discount for lack of marketability, we and the third-party valuation specialist used the Black-Scholes Option model. Pursuant to that model, we used the cost of a put option, which can be used to hedge the price change before a privately held share can be sold, as the basis to determine the discount for lack of marketability. A put option was used because it incorporates certain company-specific factors, including timing of the expected initial public offering and the volatility of the share price of the guideline companies engaged in the same industry.

The following table sets forth the fair value of our ordinary shares estimated at different times with assistance from our third-party valuation specialist.

Effective Date of Valuation	Fair Value Per Ordinary Share	Discount for Lack of Marketability	Discount Rate
January 25, 2013	$0.56	17.5%	18.5%
April 15, 2013	$0.63	12.0%	18.5%
July 17, 2013	$0.68	9.5%	18.5%
October 30, 2013	$0.97	8.0%	18.5%
January 16, 2014	$1.07	9.5%	18.5%
April 17, 2014	$1.44	8.5%	18.5%
June 30, 2014	$2.75	7.0%	18.5%

The computation of the fair value of our ordinary shares is subject to a number of estimates, assumptions and uncertainties, including estimates with respect to our future results of operations. If different estimates and assumptions had been used, the valuation of our ordinary shares could have been significantly different. Moreover, these estimates of the fair value of our ordinary shares do not purport to reflect the market price of the ADSs or our ordinary shares following this offering, and investors should not rely on these valuations in deciding whether or not to purchase our ADSs.

Significant Factors Contributing to the Difference in Fair Value Determined

The following discusses the significant factors and probabilities of various outcomes considered by our board of directors in determining the estimated fair value of our ordinary shares at the grant dates specified below.

Our board of directors estimated the fair value of our ordinary shares at the time of the grant.

The determined fair value of our ordinary shares increased from $0.56 per share as of January 25, 2013 to $1.07 per share as of January 16, 2014. We believe this increase in the fair value of our ordinary shares was primarily attributable to the following factors:

•	improvement of our financial and operating performance in 2013, which was primarily attributable to the growth of our turnkey products and NRE design services revenue;

•	the release and availability of new IP for license; and

•	management’s adjustment of our financial forecasts to reflect the above-mentioned developments.

The determined fair value of our ordinary shares increased from $1.07 per share as of January 16, 2014 to $2.75 per share as of June 30, 2014. We believe the increase in the fair value of our ordinary shares was primarily attributable to the following factors:

•	the closing of the initial sale of our Series G Preference Shares at a price per share of $2.80;

•	the improved capital market sentiment in the United States, in particular with respect to China-based semiconductor companies;

•

the achievement of our financial and operating performance plan in the six months ended June 30, 2014 which was primarily attributable to the growth of turnkey products revenue and the increased NRE design revenue; and

•	management’s adjustment of our financial forecasts to reflect the above-mentioned developments.

Taxation

Cayman Islands Profits Tax

Under Cayman Islands law, we are not subject to income, corporation or capital gains tax, and no withholding tax is imposed upon the payment of dividends.

Hong Kong Tax

VeriSilicon Hong Kong is subject to profits tax rate of 16.5% in fiscal years 2011, 2012 and 2013. VeriSilicon Hong Kong records revenue generated from NRE design services and turnkey products outside each of China, including Taiwan, and the United States.

Hong Kong imposes a tax on profits on non-residents for royalty payments made by Hong Kong entities for the right to use IP. The effective withholding tax rates is 4.95%. Payment by VeriSilicon Hong Kong to VerSilicon Cayman for the right to use the IP which is held by VeriSilicon Cayman is subject to withholding tax in Hong Kong.

Taiwan Tax

VeriSilicon Taiwan is subject to profits tax rate of 17.0% in fiscal years 2011, 2012 and 2013. VeriSilicon Taiwan records revenue generated from NRE design services and turnkey products from customers in Taiwan.

Taiwan Income Tax law imposes a 20.0% withholding tax for dividends distributed by a Taiwan entity to a non-resident entity. This tax is also applicable to other payments including license fees, royalties, and technical service fees paid by a Taiwan resident to a non-resident enterprise. A lower tax rate is applied if there is a tax treaty arrangement between Taiwan and the jurisdiction of the non-resident enterprise.

U.S. Income Tax

VeriSilicon U.S. is subject to U.S. federal and state income tax rates, which are approximately 35.0% and 9.0%, respectively. VeriSilicon U.S. primarily records revenue generated in the United States.

Dutch Income Tax

VeriSilicon B.V. is subject to Dutch income tax at graduated tax rates. A tax rate of 20.0% applies on the first €200,000 of taxable profits and 25.0% applies to taxable profits exceeding €200,000. VeriSilicon B.V. records revenue generated from license and royalty revenue from outside China and United States.

PRC Income Tax

Under the PRC Enterprise Income Tax Law, or EIT Law, the standard enterprise income tax rate is 25.0%. Entities qualifying as High and New Technology Enterprises, or HNTE, can enjoy a preferential tax rate of 15.0%. Entities recognized as IC design enterprises are exempt from the EIT for two years beginning from their first profitable year and are entitled to a 50.0% reduction in EIT for the following three years. As a result, VeriSilicon Shanghai was exempt from EIT Law in 2011 and 2012 and enjoys a preferential enterprise income tax rate of 12.5% from 2013 through 2015. VeriSilicon Beijing obtained the qualification of HNTE in November 2011 but did not apply for the preferential tax rate of 15% with the Tax Bureau due to its accumulated loss position. Therefore, the applicable tax rate was still 25% for 2012 and 2013. VeriSilicon Chengdu is subject to income tax at a rate of 25.0%.

PRC preferential tax treatments are subject to review and may be adjusted or revoked at any time. The discontinuation of any preferential tax treatments available to us will cause our effective tax rate to increase, which could materially and adversely affect our financial condition and results of operations. See “Risk Factors—Risks Related to Doing Business in China—Failure to obtain any preferential tax treatments or the discontinuation, reduction or delay of any of the preferential tax treatments that may be available to us in the future could materially and adversely affect our business, financial condition and results of operations.”

Pursuant to the EIT Law and its implementation rules, a 10.0% withholding tax is generally levied on dividends declared by companies in China to their non-resident enterprise investors, which arises from profits earned after January 1, 2008, unless any applicable tax treaty or similar arrangement between the PRC and the investors’ jurisdiction of residence provides for a different income tax arrangement. As the equity holder of VeriSilicon Shanghai and VeriSilicon Beijing, we will be subject to a withholding tax on dividends received from these two PRC subsidiaries at a rate of 10%; VeriSilicon Hong Kong, as the equity holder of VeriSilicon Chengdu, may, subject to the approval from the applicable tax authority, be entitled to a reduced withholding tax rate of 5% for dividends received from VeriSilicon Chengdu pursuant to the arrangement between mainland China and the Hong Kong Special Administrative Region.

Business Tax, VAT and Other Levies

Our PRC subsidiaries are subject to 17.0% value added tax (VAT) for sales of tangible goods in China. Revenue is recognized net of VAT in our consolidated income statement. Our PRC subsidiaries were subject to business tax and related surcharges on revenue earned for services provided in China. The applicable business tax rate was 5.0%. In our consolidated income statement, business tax and related surcharges for revenue earned from our customers are recognized as cost of revenue. Effective from late 2012, our PRC subsidiaries became subject to VAT on revenue earned for most services under a national VAT reform program which replaced the business tax regime in China (VeriSilicon Shanghai from January 2012 and VeriSilicon Beijing from September 2012). In general, the applicable VAT rate on the revenue earned for services is 6.0% with companies entitled to credit VAT paid on certain purchases against VAT on sales. Revenue is recognized net of VAT in our consolidated income statement.

Results of Operations

The following table summarizes our consolidated results of operations in absolute amounts and as a percentage of our total revenue for the periods indicated. Our business has grown rapidly since 2012. Period-to-period comparisons of historical results of operations should not be relied upon as indicative of future performance.

	Year Ended December 31,						Six Months Ended June 30,
	2011	% of Total Revenue	2012	% of Total Revenue	2013	% of Total Revenue	2013	% of Total Revenue	2014	% of Total Revenue
	(As restated)		(As restated)		(As restated)
	(in thousands, except for percentages)
Revenue:
Turnkey products	$41,522	54%	$35,655	47%	$79,806	62%	$35,082	61%	$48,128	63%
NRE design services	17,221	22	18,360	25	22,337	18	12,460	21	18,474	24
License and royalties	18,774	24	20,529	28	25,267	20	10,619	18	10,363	13

Total revenue	77,517	100%	74,544	100%	127,410	100%	58,161	100%	76,965	100%

Cost and expenses:
Cost of revenue:
Turnkey products	(39,097)	(51)	(31,340)	(42)	(64,787)	(50)	(28,692)	(49)	(38,500)	(50)
NRE design services	(18,076)	(23)	(14,927)	(20)	(20,188)	(16)	(11,000)	(19)	(15,532)	(20)
License and royalties	(951)	(1)	(2,242)	(3)	(1,959)	(2)	(1,505)	(3)	(213)	(0)

Total cost of revenue	(58,124)	(75)	(48,509)	(65)	(86,934)	(68)	(41,197)	(71)	(54,245)	(70)

Amortization of intangible assets	(2,533)	(3)	(2,897)	(4)	(3,047)	(2)	(1,503)	(3)	(1,888)	(2)
Research and development expenses	(14,632)	(19)	(14,403)	(19)	(17,863)	(15)	(8,305)	(14)	(8,632)	(12)
Sales and marketing expenses	(8,875)	(11)	(10,977)	(15)	(11,955)	(9)	(5,965)	(10)	(6,472)	(8)
General and administrative expenses	(6,038)	(8)	(6,586)	(9)	(6,704)	(5)	(2,902)	(5)	(3,366)	(4)

Income (loss) from operations	(12,685)	(16)	(8,828)	(12)	907	1	(1,711)	(3)	2,362	3
Other income (expense):
Interest income	18	0	8	0	6	0	3	0	86	0
Interest expense	(521)	(1)	(738)	(1)	(1,041)	(1)	(426)	(1)	(605)	(1)
Increase in fair value of warrants to purchase convertible redeemable preference shares and ordinary shares	(490)	(1)	(346)	(0)	(764)	(1)	(514)	(1)	(897)	(1)
Decrease (increase) in fair value of liquidation features of Series A, B, C, D and E convertible redeemable preference shares	(5,188)	(7)	(4,570)	(6)	(4,127)	(3)	(6,197)	(10)	13,264	17
Increase in fair value of equity options of Series C, D and E convertible redeemable preference shares	(7,067)	(9)	(10,620)	(14)	(21,573)	(17)	(11,568)	(20)	(39,942)	(52)
Other, net	348	1	(2)	(0)	(126)	(0)	(203)	(0)	349	1

Net loss before income tax expense	(25,585)	(33)	(25,096)	(33)	(26,718)	(21)	(20,616)	(35)	(25,383)	(33)
Income tax expense	(955)	(1)	(564)	(1)	(1,393)	(1)	(414)	(1)	(785)	(1)

Net loss	$(26,540)	(34)%	$(25,660)	(34)%	$(28,111)	(22)%	$(21,030)	(36)%	$(26,168)	(34)%

Adjusted net income (loss)	$(13,266)	(17)%	$(9,622)	(13)%	$(1,141)	(1)%	$(2,488)	(4)%	$1,779	2%

Six Months Ended June 30, 2013 and 2014

Total Revenue. Our total revenue increased by 32% from $58.2 million in the six months ended June 30, 2013 to $77.0 million in the same period in 2014. Revenue from turnkey products increased by 37% from $35.1 million in the six months ended June 30, 2013 to $48.1 million in the same period in 2014, primarily due to an increase in revenue from one customer. Revenue from NRE design services increased by 48% from $12.5 million in the six months ended June 30, 2013 to $18.5 million in the same period in 2014. Revenue from license and royalties decreased by 2% from $10.6 million in the six months ended June 30, 2013 to $10.4 million in the same period in 2014.

Revenue from turnkey products primarily increased due to increased demand of existing turnkey products for mobile devices and new turnkey products that commenced volume production in 2014. The increase in revenue from turnkey products for mobile devices primarily reflected an increase in sales to a single customer and growth in the number of projects we are performing for this customer compared to the six months ended June 30, 2013. Revenue from NRE design services primarily increased due to an increase in the number of design wins that start from customer specifications and overall industry migration to more advanced technology nodes which generally command a higher fee per design. The difficulty of completing a design at more advanced technology nodes increases significantly as the number of transistors on an integrated circuit increases and therefore typically allows us to charge our customers a higher fee for our NRE design services. Revenue from license and royalties decreased primarily due to a decrease in the average amount received per license agreement.

Cost of revenue. Our cost of revenue increased by 32% from $41.2 million in the six months ended June 30, 2013 to $54.2 million in the same period in 2014 to support our revenue growth and primarily reflects the increase in manufacturing, assembly, packaging and testing costs charged by third party vendors as revenue from our turnkey products increased by 37% over the same period. The cost of revenue for NRE design increased by 41% from $11.0 million in the six months ended June 30, 2013 to $15.5 million in the same period in 2014 due primarily to an increase in revenue for NRE design services. The cost of revenue for license and royalties decreased by 86% from $1.5 million in the six months ended June 30, 213 to $0.2 million in the same period in 2014 primarily due to a decrease in the number of license agreements that required development, customization and payments to third-party IP vendors.

Operating Expenses

•

Amortization of intangible assets. Our amortization of intangible assets increased by 26% from $1.5 million in the six months ended June 30, 2013 to $1.9 million in the same period in 2014 primarily due to amortization of third-party IP licenses.

•

Research and development. Our research and development expenses increased by 4% from $8.3 million in the six months ended June 30, 2013 to $8.6 million in the same period in 2014. This increase primarily reflects the increase of $0.3 million of personnel-related expenses due to the increase in our engineering headcount from 294 as of June 30, 2013 to 316 as of June 30, 2014, in order to develop additional IP platforms to support our continued growth.

•

Sales and marketing. Our sales and marketing expenses increased by 8% from $6.0 million in the six months ended June 30, 2013 to $6.5 million in the same period in 2014. The increase is primarily due to increases in pre-sales costs of $0.3 million and personnel-related expenses of $0.2 million.

•

General and administrative. Our general and administrative expenses increased by 16% from $2.9 million in the six months ended June 30, 2013 to $3.4 million in the same period 2014. The increase is primarily due to increases of bad debt provision of $0.2 million and expenses incurred in connection with this offering of $0.2 million.

Interest expense, net. Our net interest expense increased by 23% from $0.4 million in the six months ended June 30, 2013 to $0.5 million over the same period in 2014, primarily due to interest expense incurred in connection with our revolving credit facility and other bank loans. These loans were used to fund our working capital primarily due to the growth of our turnkey revenue.

Income Tax expense. Our income tax expenses increased by 90% from $0.4 million in the six months ended June 30, 2013 to $0.8 million over the same period in 2014, primarily due to the increase in taxable profit from our operations outside of China. While PRC income tax law imposes a unified corporate income tax rate of 25.0% for both domestic enterprises and foreign invested enterprises, a number of our PRC subsidiaries enjoyed various tax incentives in the six months ended June 30, 2013 and 2014. We had a net loss in the six months ended June 30, 2013, but some of our non-PRC subsidiaries were profitable, triggering income taxes at the subsidiary level. Additionally, payments in connection with intercompany license and service contracts triggered withholding taxes.

Net income (loss) and adjusted net income (loss). For the six months ended June 30, 2013 and 2014, net loss was $21.0 million and $26.2 million, respectively, while our adjusted net loss was $2.5 million and our adjusted net income was $1.8 million, respectively. Adjusted net income (loss) is a non-GAAP financial measure. See “Prospectus Summary—Summary Consolidated Financial Information—Non-GAAP Financial Measures” for a reconciliation of adjusted net income (loss) to a comparable financial measure under GAAP.

Years Ended December 31, 2012 and 2013

Total Revenue. Our total revenue increased by 71% from $74.5 million in 2012 to $127.4 million in 2013. Revenue from turnkey products increased by 124% from $35.7 million in 2012 to $79.8 million in 2013, primarily due to an increase in revenue from one customer. Revenue from NRE design services increased by 22% from $18.4 million in 2012 to $22.3 million in 2013. Revenue from license fees and royalties increased by 23% from $20.5 million in 2012 to $25.3 million in 2013.

Revenue from turnkey products primarily increased due to a number of new turnkey products for mobile devices that commenced volume production in late 2012 and fully ramped in 2013. The increase in revenue from turnkey products for mobile devices primarily reflected an increase in sales to a single customer compared to 2012. Revenue from NRE design services increased due to an increase in the number of design wins that start from customer specifications and overall industry migration to more advanced process nodes which generally command higher fees per design. Revenue from license and royalties increased primarily due to increased royalty revenue as production ramped from several customers shipping mobile and other consumer products incorporating our IP as well as the execution of several new licensing agreements.

Cost of revenue. Our cost of revenue increased by 79% from $48.5 million in 2012 to $86.9 million in 2013 to support our revenue growth, and primarily reflects the increase in manufacturing, packaging and testing costs charged by third-party vendors as revenue from our turnkey products increased by 124% over the same period. The cost of revenue for NRE design services increased by 35% from $14.9 million in 2012 to $20.2 million in 2013 primarily due to an increase in revenue for NRE design services. The cost of revenue for license and royalties decreased by 13% from $2.2 million in 2012 to $2.0 million in 2013 primarily due to a decrease in the number of license agreements that required development, customization or payments to third-party IP vendors.

Operating Expenses

•	Amortization of intangible assets. Our amortization of intangible assets increased by 5% from $2.9 million in 2012 to $3.0 million in 2013 primarily due to the purchase of additional EDA licenses.

•

Research and development. Our research and development expenses increased by 24% from $14.4 million in 2012 to $17.9 million in 2013. This increase primarily reflects the increase of $2.6 million of personnel-related expenses due to the increase in our engineering headcount from 270 as of December 31, 2012 to 311 as of December 31, 2013, in order to develop additional IP platforms to support our continued growth.

•

Sales and marketing. Our sales and marketing expenses increased by 9% from $11.0 million in 2012 to $12.0 million in 2013. The increase is primarily due to $0.9 million of personnel-related expenses resulting from to increased headcount in our sales team.

•

General and administrative. Our general and administrative expenses increased by 2% from $6.6 million in 2012 to $6.7 million in 2013. The increase is primarily due to personnel-related expenses due to an increase in headcount and annual salary increases.

Interest expense, net. Our interest expense, net increased by 42% from $0.7 million in 2012 to $1.0 million in 2013, primarily due to interest expense incurred in connection with our revolving credit facility with Cathay Bank and other bank loans. These loans were used to fund our working capital due to the high growth of our turnkey product revenue.

Income tax expense. Our income tax expense increased by 147% from $0.6 million in 2012 to $1.4 million in 2013, primarily due to the increase in taxable profit from our operations outside of China. While PRC income tax law imposes a unified corporate income tax rate of 25.0% for both domestic enterprises and foreign invested enterprises, a number of our PRC subsidiaries enjoyed various tax incentives in 2012 through 2013. We had a net loss in both 2012 and 2013, but some of our non-PRC subsidiaries were profitable, thereby subjecting the subsidiary to income tax. Additionally, payments in connection with intercompany license and service contracts trigger withholding taxes.

Net loss and adjusted net loss. For 2012 and 2013, our net loss was $25.7 million and $28.1 million, respectively, while our adjusted net loss was $9.6 million and $1.1 million, respectively. Adjusted net loss is a non-GAAP financial measure. See “Prospectus Summary—Summary Consolidated Financial Information—Non-GAAP Financial Measures” for a reconciliation of adjusted net loss to a comparable financial measure under GAAP.

Years Ended December 31, 2011 and 2012

Total revenue. Our total revenue decreased by 4% from $77.5 million in 2011 to $74.5 million in 2012. Revenue from turnkey products decreased by 14% from $41.5 million in 2011 to $35.7 million in 2012. Revenue from NRE design services increased by 7% from $17.2 million in 2011 to $18.4 million in 2012. Revenue from license and royalties increased by 9% from $18.8 million in 2011 to $20.5 million in 2012.

Revenue from turnkey products decreased primarily due to decreased sales to one of our major customers offset in part by increases in revenue from new turnkey products which entered production in 2012. Revenue from NRE design services increased due to an increase in the number of design wins that start from specification and overall industry migration to more advanced process nodes, which generally command a higher fees per design.

Cost of revenue. Our cost of revenue decreased by 17% from $58.1 million in 2011 to $48.5 million in 2012. This decrease primarily reflects the decrease in manufacturing, packaging and testing costs charged by third-party independent contractors as our turnkey products revenue decreased 14% over the same period, and a decrease in cost of revenue for NRE design services of 17% from $18.1 million in 2011 to $14.9 million in 2012, due to recognition of losses on several large agreements in 2011 compared to 2012. The license and royalties cost of revenue increased by 136% from $1.0 million in 2011 to $2.2 million in 2012 primarily due to an increase in the number of license agreements that required development, customization or payments to third-party vendors.

Operating expenses

•	Amortization of intangible assets. Our amortization of intangible assets increased by 14% from $2.5 million in 2011 to $2.9 million in 2012 primarily due to the purchase of additional EDA licenses.

•

Research and development. Our research and development expenses decreased by 2% from $14.6 million in 2011 to $14.4 million in 2012. Even though our total engineering headcount increased from 247 as of December 31, 2011 to 270 as of December 31, 2012, our research and development expenses decreased primarily due to a greater portion of engineering resources working on NRE design services, which are charged to cost of revenue as opposed to research and development expenses.

•

Sales and marketing. Our sales and marketing expenses increased by 24% from $8.9 million in 2011 to $11.0 million in 2012. The increase is primarily due to $1.6 million of personnel-related expenses resulting from increased headcount in our sales team.

•

General and administrative. Our general and administrative expenses increased by 9% from $6.0 million in 2011 to $6.6 million in 2012. The increase is primarily due to a one-time provision for bad debt of $0.4 million related to two NRE design projects and an increase in amortization expense from additional corporate information technology implementation of $0.2 million.

Interest expense, net. Our interest expense, net increased by 45% from $0.5 million in 2011 to $0.7 million in 2012, primarily due to interest expense incurred in connection with our revolving credit facility with Cathay Bank.

Income tax expense. Our income tax expense decreased by 41% from $1.0 million in 2011 to $0.6 million in 2012, primarily due to the decrease in taxable profit from our operations outside of China. We had a net loss in both 2011 and 2012, but some of our non-PRC subsidiaries were profitable, thereby subjecting the subsidiary to income tax. Additionally, payments in connection with intercompany license and service contracts trigger withholding taxes.

Net loss and adjusted net loss. For 2011 and 2012, our net loss was $26.5 million and $25.7 million, respectively, while our adjusted net loss was $13.3 million and $9.6 million, respectively. Adjusted net loss is a non-GAAP financial measure. See “Prospectus Summary—Summary Consolidated Financial Information—Non-GAAP Financial Measures” for a reconciliation of adjusted net loss to a comparable financial measure under GAAP.

Selected Quarterly Results of Operations

The following table sets forth our unaudited consolidated selected quarterly results of operations for the periods indicated. This financial information has been prepared on the same basis as the consolidated financial statements included in this prospectus and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the consolidated results of operations for these periods. You should read the following table in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results for any quarter are not necessarily indicative of the operating results for any future period or for a full year. For factors that may cause our revenue and operating results to vary or fluctuate, please see “Risk Factors—Risk Factors Related to Our Business and Our Industry.”

	Three Months Ended
	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014	June 30, 2014
	(As restated)	(As restated)	(As restated)	(As restated)	(As restated)	(As restated)
	(in thousands)
Revenue
Turnkey products	$9,880	$12,332	$15,400	$19,682	$27,478	$17,246	$18,468	$29,660
NRE design services	4,352	5,103	5,778	6,682	3,621	6,256	8,289	10,185
License and royalties	5,362	3,923	6,119	4,500	4,593	10,055	4,339	6,024

Total revenue	19,594	21,358	27,297	30,864	35,692	33,557	31,096	45,869

Cost and expenses:
Cost of revenue
Turnkey products	(8,249)	(10,875)	(12,604)	(16,088)	(22,385)	(13,710)	(14,630)	(23,870)
NRE design services	(3,462)	(3,854)	(5,141)	(5,859)	(3,216)	(5,972)	(6,560)	(8,972)
License and royalties	(585)	(346)	(1,185)	(320)	(243)	(211)	(39)	(174)

Total cost of revenue	(12,296)	(15,075)	(18,930)	(22,267)	(25,844)	(19,893)	(21,229)	(33,016)

Amortization of intangible assets	(719)	(766)	(750)	(753)	(752)	(792)	(946)	(942)
Research and development expenses	(3,982)	(4,157)	(3,983)	(4,322)	(4,507)	(5,051)	(4,030)	(4,602)
Sales and marketing expenses	(2,526)	(2,952)	(3,222)	(2,743)	(2,782)	(3,208)	(3,137)	(3,335)
General and administrative expenses	(1,379)	(2,640)	(1,466)	(1,436)	(1,607)	(2,195)	(1,392)	(1,974)

Income (loss) from operations	(1,308)	(4,232)	(1,054)	(657)	200	2,418	362	2,000
Other income (expense):
Interest income	2	2	1	2	1	2	81	5
Interest expense	(163)	(244)	(186)	(240)	(278)	(337)	(313)	(292)
Decrease (increase) in fair value of warrants to purchase convertible redeemable preference shares and ordinary shares	(221)	33	(347)	(167)	(191)	(59)	(186)	(711)
Decrease (increase) in fair value of liquidation features of Series A, B, C, D and E convertible redeemable preference shares	(2,730)	1,504	(4,337)	(1,860)	1,435	635	3,044	10,220
Increase in fair value of equity options of Series C, D and E convertible redeemable preference shares	(5,343)	(2)	(7,713)	(3,855)	(7,988)	(2,017)	(8,138)	(31,804)
Other, net	(93)	326	(62)	(141)	(69)	146	319	30

Net income (loss) before income tax expense	(9,856)	(2,613)	(13,698)	(6,918)	(6,890)	788	(4,831)	(20,552)
Income tax expense	(73)	(266)	(126)	(288)	(304)	(675)	(376)	(409)

Net income (loss)	$(9,929)	$(2,879)	$(13,824)	$(7,206)	$(7,194)	113	$(5,207)	$(20,961)

The following table sets forth our historical unaudited consolidated selected quarterly results of operations for the periods indicated, as a percentage of total revenue.

	Three Months Ended
	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014	June 30, 2014
	%	%	%	%	%	%	%	%
	(As restated)	(As restated)	(As restated)	(As restated)	(As restated)	(As restated)
Revenue
Turnkey products	50	58	56	64	77	51	59	65
NRE design services	23	24	21	22	10	19	27	22
License and royalties	27	18	23	14	13	30	14	13

Total revenue	100	100	100	100	100	100	100	100

Cost and expenses:
Cost of revenue
Turnkey products	(42)	(51)	(46)	(52)	(62)	(40)	(47)	(52)
NRE design services	(18)	(18)	(19)	(19)	(9)	(18)	(21)	(20)
License and royalties	(3)	(2)	(4)	(1)	(1)	(1)	(0)	(0)

Total cost of revenue	(63)	(71)	(69)	(72)	(72)	(59)	(68)	(72)

Amortization of intangible assets	(4)	(4)	(3)	(2)	(2)	(2)	(3)	(2)
Research and development expenses	(20)	(19)	(15)	(14)	(12)	(15)	(14)	(11)
Sales and marketing expenses	(13)	(14)	(12)	(9)	(8)	(10)	(10)	(7)
General and administrative expenses	(7)	(12)	(5)	(5)	(5)	(7)	(4)	(4)

Income (loss) from operations	(7)	(20)	(4)	(2)	1	7	1	4
Other income (expense):
Interest income	0	0	0	0	0	0	0	0
Interest expense	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)
Decrease (increase) in fair value of warrants to purchase convertible redeemable preference shares and ordinary shares	(1)	0	(1)	(1)	(1)	(0)	(1)	(1)
Decrease (increase) in fair value of liquidation features of Series A, B, C, D and E convertible redeemable preference shares	(14)	7	(16)	(6)	4	2	10	22
Increase in fair value of equity options of Series C, D and E convertible redeemable preference shares	(27)	0	(28)	(12)	(22)	(6)	(26)	(69)
Other, net	(1)	1	(0)	(0)	(0)	0	1	0

Net income (loss) before income tax expense	(51)	(12)	(50)	(22)	(19)	2	(16)	(45)
Income tax expense	(0)	(1)	(1)	(1)	(1)	(2)	(1)	(1)

Net income (loss)	(51)	(13)	(51)	(23)	(20)	0	(17)	(46)

Quarterly trends

We typically experience seasonal fluctuations in our quarterly revenue, with the first fiscal quarter normally being the lowest revenue quarter and the third quarter being the highest revenue quarter. This seasonality is primarily the result of increased sales by our turnkey customers into the consumer electronics market in the third quarter of each year as their end customers build inventory in preparation for the holiday shopping season. In contrast, we normally experience lower sales in the first quarter of each year as our turnkey customers generally manufacture fewer consumer electronics as a result of the Lunar New Year holiday, which falls in January or February of each year. This seasonality may be offset in part by increased revenue from a significant ramp-up of turnkey products for designs we previously had won. The increase of turnkey products revenue in the third quarter of 2013 reflects our normal seasonality; however, the same seasonality is not shown in the third quarter of 2012 due to significant ramp up of new turnkey products. To the extent that our turnkey revenue increases over time, we expect to experience more seasonality.

Our operating expenses and operating margin generally vary with our revenue mix, particularly with respect to fluctuations in revenue from our turnkey products. Our revenue from license and royalties has a more favorable impact on our results of operations than revenue from our turnkey products and NRE design services, because we incur limited additional expenses to tailor the IP for our customer’s needs. After we deliver the IP solution to our customer, we recognize revenue without incurring any incremental costs. However, our costs associated with our turnkey products and NRE design services include fees charged by independent third-party contractors, such as vendors for mask sets, multi-purpose wafers and prototype wafers for our NRE design customers and wafer foundries and packaging and testing vendors of volume production wafers for our turnkey product customers, all of which generally increase to the extent that our turnkey products and NRE design services revenues increase.

Research and development expenses generally increased on a quarterly basis primarily due to an increase in engineering headcount and the costs associated with new IP portfolio development. We expect our headcount to increase in order to support our growing new product development activities. Our research and development expenses may be significantly affected by the number of engineers who are assigned to a NRE design project for a particular customer and the number of engineers who are assigned to internal research and development projects. Research and development expenses associated with engineers who are assigned to a NRE design project are charged to our cost of revenue and research and development expenses associated with engineers who are assigned to internal research and development projects are charged to our operating expenses. Changes to the number of NRE design projects for which we are engaged may lead to fluctuations in our quarterly or annual research and development expenses.

Sales and marketing as well as general and administrative expenses generally trended upwards primarily due to increases in headcount to support the growth in our business, business development efforts to support our growing sales and marketing efforts and other professional services to support our legal and accounting requirements. However, both of these categories of expense were subject to quarterly fluctuations as this general trend was from time to time offset by, in the case of sales and marketing expenses, internal reassignment of sales personnel to other departments and, in the case of general and administrative expenses, certain one-time charges. Sales and marketing as well as general and administrative expense as a percentage of revenue will fluctuate from quarter to quarter primarily based on the timing of these expenses.

Liquidity and Capital Resources

Cash flows and working capital

To date, we have financed our operations primarily through cash generated from our operating activities, borrowing from banks and the proceeds from the private placement of our preference shares. Our principal uses of cash have been for operating activities, primarily cost of revenue, research and development, sales and marketing, general and administrative expenses and investing activities, primarily acquiring property, equipment, intangible assets and equity investments. As of June 30, 2014, we had $33.0 million in cash and cash equivalents, of which $31.0 million was in U.S. Dollars, and an aggregate amount of $16.2 million outstanding in borrowings. In August 2014, we sold an aggregate of 1,785,713 shares of our Series G Preference Shares at a price of $2.80 per share for aggregate proceeds of $5.0 million.

The ability of our PRC subsidiaries to make dividend and other payments to us may be restricted by applicable PRC foreign exchange laws and other PRC laws and regulations. Current PRC regulations permit our subsidiaries in China to pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until such reserves have reached at least 50% of their respective registered capital. These reserves are not distributable as cash dividends. Further, loans or investments outside of China by PRC companies are subject to restrictions and approval requirements. Therefore, it may be difficult for us to transfer funds from our PRC subsidiaries to us quickly. We do not expect the restrictions on transferring funds out of China will have a material effect on our liquidity because our revenue is primarily generated outside of China in U.S. dollars. We generate the substantial majority of revenue, and incur a majority of working capital requirements, through our non-PRC subsidiaries. The working capital requirements of our PRC subsidiaries, which include research and development and sales, general and administrative expenses, are primarily funded by (i) revenue generated from customers in China and (ii) operating income generated from providing services to our subsidiaries.

VeriSilicon Cayman, VeriSilicon U.S. and VeriSilicon Hong Kong have entered into a revolving credit agreement with Cathay Bank in the aggregate amount of up to $13.0 million. The revolving credit agreement is secured by all of the assets of VeriSilicon Cayman, VeriSilicon U.S. and VeriSilicon Hong Kong, and the performance of the obligations of VeriSilicon Cayman, VeriSilicon U.S. and VeriSilicon Hong Kong are currently guaranteed by VeriSilicon Taiwan and VeriSilicon Shanghai. The interest rate for this credit facility is the higher of (i) 6.0% and (ii) prime rate plus 1.5%. The credit facility contained financial covenants relating to current ratio, earnings before interest, taxes, depreciation and amortization, and net profit ratio. The financial covenants were subsequently amended to include only current ratio, earnings before depreciation and amortization, minimum bank balance and maximum aggregate capital investment. In the past, the bank has granted us waivers for our failure to meet these covenants as of the applicable calculation dates. The bank may not grant similar waivers in the future. Our compliance with these financial covenants is tested on a quarterly basis. As of June 30, 2014, we were in compliance with these covenants. As of June 30, 2014, our outstanding borrowings under this credit facility were $12.8 million. Borrowings under the revolving credit agreement become due and payable on April 30, 2015. The average interest rate on loans under the revolving credit agreement was 6.11%, 6.14% and 6.08% for 2011, 2012 and 2013, respectively, and 6.08% and 5.98% for the six months ended June 30, 2013 and 2014, respectively.

We have entered into additional credit agreements with two separate Chinese banks to borrow an aggregate of RMB35 million. Each of these loans is guaranteed by Wayne Wei-Ming Dai, our chairman of the board of directors and chief executive officer, which is a common practice in China. The average interest rate for these two credit facilities was 7.02% for 2013 and 6.01% and 7.07% for the six months ended June 30, 2013 and 2014, respectively. As of June 30, 2014, we had drawn down an aggregate of RMB21 million, or $3.4 million, based on exchange rates as of June 30, 2014, under these facilities. Borrowings under these two credit facilities outstanding as of June 30, 2014 have various maturity dates from July 2014 to March 2015.

We issued 3,478,260 Series F Preference Shares on August 16, 2011, 869,565 Series F Preference Shares on August 30, 2012 and 7,984,568 Series G Preference Shares on June 24, 2014 in private placements and received gross proceeds (before deducting expenses) of approximately $8.0 million, $2.0 million and $22.3 million, respectively.

Pursuant to the terms of our Series C Preference Shares, Series D Preference Shares and Series E Preference Shares, such shares will automatically convert into ordinary shares and, under certain circumstances, a certain number of Shadow Preference Shares prior to the completion of this offering and we will be required to redeem those Shadow Preference Shares for cash immediately following this offering. Whether or not we are required to issue Shadow Preference Shares in connection with this offering, and the number of Shadow Preference Shares that we are required to issue, is calculated on the basis of the midpoint of the price range set forth on the cover page of this preliminary prospectus. However, Shadow Preference Shares will only be issued if the midpoint of the price range set forth on the cover page of this preliminary prospectus is equal to or less than $                  . For additional information, see “Use of Proceeds” and “Description of Share Capital—Shadow Preference Shares.”

As of June 30, 2014, we had outstanding warrants to purchase 240,000 ordinary shares, 120,000 of our Series C Preference Shares, 120,000 of our Series D Preference Shares and 815,122 of our Series E Preference Shares. All of the warrants to purchase ordinary shares, Series C Preference Shares and Series D Preference Shares were issued in connection with the revolving credit agreement and amendments thereto with Cathay Bank referred to above. All of the warrants to purchase Series E Preference Shares were issued in connection with the issuance and sale of our Series E Preference Shares. The exercise price of the warrants to purchase our Series C Preference Shares is $1.5522 per share, and the exercise price of the warrants to purchase our ordinary shares, Series D Preference

Shares and Series E Preference Shares is $1.91 per share. The warrants contain customary provisions for the adjustment of the exercise price and the number of shares issuable upon exercise of the warrants in the event of certain events. The warrants contain a customary cashless exercise feature, which allows the warrant holder to pay the exercise price of the warrant by forfeiting a portion of the ordinary shares issued on exercise with a value equal to the aggregate exercise price. The warrants to purchase our ordinary shares, Series C Preference Shares and Series D Preference Shares will expire on December 31, 2015. The warrants to purchase our Series E Preference Shares will expire immediately prior to completion of this offering. However, if the aggregate fair market value of the shares issuable on exercise of the warrants to purchase Series E Preference Shares exceeds the aggregate exercise price, then any such warrants to purchase Series E Preference Shares that are not exercised by the holders prior to completion of this offering will be deemed to have been automatically exercised on a cashless basis, except for warrants owned by a holder that has elected by prior written notice to us to allow its warrants to purchase Series E Preference Shares to expire.

The table below sets forth our cash and cash equivalents and restricted cash as of the dates indicated:

	December 31,		June 30,
	2012	2013	2013	2014
	(in thousands)
Cash, cash equivalents and restricted cash in U.S. Dollars	$4,267	$8,242	$4,777	$31,044
Cash, cash equivalents and restricted cash in PRC Renminbi	386	278	652	928
Cash, cash equivalents and restricted cash in Taiwan Dollars	226	329	424	410
Cash, cash equivalents and restricted cash in European Union Euro	356	259	257	340
Cash, cash equivalents and restricted cash in Japanese Yen	196	157	297	180
Cash, cash equivalents and restricted cash in Hong Kong Dollars	25	105	123	114

Total cash, cash equivalents and restricted cash	$5,456	$9,370	$6,530	$33,016

On June 24, 2014, we entered into a share purchase agreement to sell up to an aggregate of 10,707,710 and sold 7,948,568 shares of our Series G Preference Shares at a price of $2.80 per share for aggregate gross proceeds of $22.3 million. On August 14, 2014, we sold an additional 1,071,428 shares of our Series G Preference Shares at the same price for aggregate gross proceeds of $3.0 million. On August 27, 2014, we sold an additional 714,285 shares of our Series G Preference Shares at the same price for aggregate gross proceeds of $2.0 million.

We believe, based on our management’s assessment of our business and prospects (including estimated costs associated with our reporting and other obligations as a public company) and prospective and current economic condition, that our existing cash, funds generated by our operations, borrowings under our credit facilities and the net proceeds we receive from this offering will be sufficient to redeem any Shadow Preference Shares that may be issued prior to the completion of this offering and to meet our working capital and our currently budgeted, non-acquisition related capital expenditure requirements for at least the next 12 months. We may require additional external financing subsequent to such 12-month period and, if our actual performance or actual economic conditions are different from those anticipated by our management, we may require additional external financing before the end of such 12-month period. In addition, one of our strategies is to grow through acquisition and, if we are successful in identifying acquisition or investment opportunities, we may seek external financing or issue equity securities to pay all or a portion of the cost of those acquisitions or investments. We may seek external financing by issuing ordinary shares or ADSs or convertible or other debt securities or through additional borrowings. If we raise funds or finance acquisitions or investments by issuing ordinary shares, ADSs or convertible debt securities, our shareholders may experience dilution. Debt financing, if available, may involve burdensome financial and other covenants, may require that we pledge collateral to secure the debt and will require us to use cash to pay interest and principal. Additional debt or equity financing may not be available in amounts, at times or on terms acceptable to us, or at all. If we are unable to obtain additional financing as and when needed, it would likely have a material and adverse effect on our business, results of operations and financial condition and could require, among other things, that we curtail our operations, sell assets, reduce research and development and other expenses and take other measures that could have a material and adverse effect on our business.

Below is a summary of our cash flows provided by (used in) operating activities, investing activities and financing activities for the periods indicated:

	Year Ended December 31,			Six Months Ended June 30,
	2011	2012	2013	2013	2014
	(in thousands)
Net cash provided by (used in) operating activities	$(7,479)	$(3,076)	$(1,113)	$(2,677)	$8,624
Net cash used in investing activities	(4,696)	(2,821)	(3,263)	(1,469)	(5,934)
Net cash provided by financing activities	10,385	3,312	8,093	5,110	20,841
Effect of exchange rates on cash and cash equivalents	(178)	156	199	113	48

Net increase (decrease) in cash and cash equivalents	$(1,968)	$(2,429)	$3,916	$1,077	$23,579

Net Cash Used in Operating Activities

Our primary uses of cash are to fund manufacturing of turnkey products and operating expenses. Cash used to fund our manufacturing of turnkey products includes payments to third-party vendors for manufacturing of wafers, package, and test costs. Cash used to fund operating expenses excludes the impact of non-cash items such as depreciation and amortization; provisions for bad debt or inventory; changes to the fair value of our warrants to purchase our preference shares and ordinary shares; the liquidation feature of our Series A, B, C, D and E Preference Shares; the equity options of our Series C, D and E Preference Shares; and share-based compensation and is impacted by the timing of when we pay these expenses as reflected in the change in our outstanding accounts payable and accrued expenses.

Our primary sources of cash from operating activities are cash receipts on accounts receivable from our shipment of wafers or finished integrated circuit products to direct customers and, to a lesser extent, cash receipts on accounts receivable from our NRE design services and license and royalties. Aside from an increase in amounts billed to our customers, net cash collections of accounts receivable are impacted by the efficiency of our cash collections process, which can vary from period to period depending on the payment cycles of our customers. Our accounts receivable, net at year end as a percentage of our revenue during the year were 23%, 23% and 19% in 2011, 2012 and 2013, respectively.

Net cash provided by operating activities in the six months ended June 30, 2014 primarily reflected an increase of accounts payable of $10.6 million, net income adjusted by non-cash expense of $4.2 million, and other current assets and liabilities of $4.2 million, which were offset by an increase of inventory of $5.4 million and accounts receivable of $5.0 million. The increases in inventory, accounts receivable and accounts payable were primarily due to the increase in turnkey products and NRE design services revenues. The increase in other current assets and liabilities was due to increases of upfront payments from customers of $2.4 million, deferred revenue of $1.8 million and accrued payroll and compensation of $0.7 million, offset by a decrease of other payables of $0.7 million.

Net cash used in operating activities in 2013 primarily reflected an increase in accounts receivable of $7.2 million and inventories of $0.9 million, which were offset by net loss adjusted by non-cash expenses of $3.5 million, an increase in accounts payable of $1.9 million and other assets and liabilities of $1.6 million. The increase in accounts payable and inventories is primarily driven from an increase in turnkey products revenue.

Net cash used in operating activities in 2012 primarily reflected our net loss adjusted by non-cash expense of $4.1 million, an increase of inventory of $4.1 million and other assets and liabilities of $2.8 million, which were offset by an increase in accounts payable of $7.9 million. The inventory increased due to the production start of a number of new turnkey products in 2012 compared to 2011. The accounts payable increased primarily due to the new turnkey product ramp, which started production toward the end of 2012 to be delivered in early 2013.

Net cash used in operating activities in 2011 primarily reflected our net loss adjusted by non-cash expenses of $9.5 million, a decrease of accounts payable of $6.6 million and an increase of accounts receivable of $4.4 million, which were offset by a decrease of inventory of $7.1 million and an increase of other assets and liabilities of $5.9 million. The decrease to inventory was primarily due to lower sales from one of our major turnkey customers as a result of this customer’s inventory correction. The increase in other current assets and liabilities was due to an increase of $5.3 million in deferred revenue as a result of greater upfront payments for NRE projects from customers and provision on estimated losses of contracts of $1.3 million.

Net Cash Used in Investing Activities

Our capital expenditures have primarily consisted of purchases of IP licenses from EDA tool vendors and other third-party licensors, property, equipment and software. In 2011, 2012 and 2013 and the six months ended June 30, 2014, our capital expenditures did not significantly affect our liquidity position. We expect our capital expenditures to increase modestly to the extent we grow our business.

Net cash used in investing activities in the six months ended June 30, 2014 primarily reflected purchases of additional IP licenses from third-party vendors of $5.1 million and property and equipment of $0.8 million.

Net cash used in investing activities in 2013 primarily reflected purchases of additional IP licenses from third-party vendors of $2.6 million and property and equipment of $0.7 million.

Net cash used in investing activities in 2012 primarily reflected purchases of additional IP licenses from third-party vendors of $2.1 million and property and equipment of $1.1 million.

Net cash used in investing activities in 2011 primarily reflected purchases of additional IP licenses from third-party vendors of $2.4 million and property and equipment of $2.3 million.

Net Cash Provided by Financing Activities

Net cash provided by financing activities in the six months ended June 30, 2014 primarily reflected the issuance of additional preference shares of $22.3 million, which was offset by a decrease in short-term loans of $1.6 million.

Net cash provided by financing activities in 2013 primarily reflected an increase of short-term loans of $8.0 million.

Net cash provided by financing activities in 2012 primarily reflected the issuance of additional preference shares of $2.0 million and an increase in short-term loans of $1.5 million.

Net cash provided by financing activities in 2011 primarily reflected the issuance of additional equity of $8.0 million and an increase in short-term loans of $1.9 million.

Contractual Obligations

The following table summarizes our outstanding contractual obligations as of December 31, 2013:

	Payments Due by Period
	Total	Less than 1 year	1–3 years	3–5 years
	(in thousands)
Operating lease obligations	$3,600	$1,895	$1,609	$96
License obligations	13,377	11,588	1,789	—
Short-term borrowing and interest	18,839	18,839	—	—

Total contractual obligations	$35,816	$32,322	$3,398	$96

We lease our facilities and offices under non-cancelable operating lease agreements expiring at various dates through 2017. The rental expenses were $1.7 million, $2.1 million and $2.3 million during the years ended December 31, 2011, 2012, and 2013, respectively, and were $1.2 million and $1.3 million for the six months ended June 30, 2013 and 2014 and were charged to the consolidated statements of operations and comprehensive loss when incurred.

Certain of the operating lease and license contractual arrangements have renewal or expansion options and adjustments for market provisions, such as free or escalating base monthly rental payments.

The table above excludes a liability for uncertain tax positions of $0.2 million.

Off-Balance Sheet Arrangements

We do not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities that would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Sensitivity

As of June 30, 2014, we had cash, cash equivalents and short-term investments of $33.0 million, which was held for working capital purposes. However, we do not enter into investments for trading or speculative purposes. We do not believe that we have any material exposure to changes in the fair value of these investments as a result of changes in interest rates due to their short-term nature. Declines in interest rates, however, will reduce future investment income.

Foreign Currency Risk

Our functional currency is the U.S. dollar. The functional currency of our subsidiaries in the PRC is the Renminbi, and the functional currency of certain of our non-PRC subsidiaries is the local currency other than the U.S. dollar. Monetary assets and liabilities in currency denomination other than the functional currency are translated into the functional currency at the rate of exchange in effect at the balance sheet date. Transactions in currencies other than the functional currency during the reporting period are converted into the functional currency using the average rate for the period. Accordingly, the effects of exchange rate fluctuations on the net assets of each of our group entities are accounted for as translation gains or losses in accumulated other comprehensive income within shareholders’ equity. In addition, our revenue is primarily denominated in U.S. dollars and since a significant portion of our assets and expenses are in the PRC, they are denominated in Renminbi. As a result, our results of operations and financial condition are subject to risks associated with exchange rate fluctuations, in particular in relation to the exchange rates between the Renminbi and the U.S. dollar. As of December 31, 2013, we had RMB-denominated cash balances and accounts receivables of RMB 1.7 million and RMB 85.6 million, respectively. Assuming a 10% depreciation or appreciation of the RMB against the U.S. dollar, our cash balance and accounts receivables would have decreased or increased by less than $0.1 million and $1.4 million, respectively, as of December 31, 2013.

BUSINESS

Our Vision and Mission

Our business model, which we refer to as Silicon Platform as a Service (SiPaaS), is an IP-centric, platform-based, end-to-end semiconductor design service which enables us to provide custom silicon solutions. Our mission is to mitigate the time, cost, and risks of semiconductor design and manufacturing for semiconductor companies, original equipment manufacturers, original design manufacturers and large Internet platform companies, allowing them to focus on their core competencies such as product definition, system architecture, software development and branding. Our business model is designed to enable the semiconductor industry to transition to a design-lite model, similar to the way in which independent wafer foundries gave rise to the fabless semiconductor industry by providing access to independent, advanced semiconductor manufacturing services.

Company Overview

We are a SiPaaS company that provides our customers with the ability to rapidly, efficiently and effectively bring to market custom silicon solutions that address a wide range of applications across a variety of end markets, including mobile devices, networking, the Internet of Things (IoT), wearable electronics, smart homes and automotive electronics. We believe that the breadth and flexibility of our SiPaaS solution make it a compelling alternative development model designed to reduce operating expenses and improve return on investment for our customers, which include both emerging and established semiconductor companies, original equipment manufacturers (OEMs), original design manufacturers (ODMs) and large Internet platform companies involved in the development of proprietary systems technology. Our SiPaaS solution offers end-to-end semiconductor design services, from architectural design and physical implementation to managing the manufacturing and shipping of fully packaged and tested semiconductor devices. We originated the term SiPaaS to describe our business model, but we believe that it also describes a developing trend towards engaging third parties for the design and production of custom silicon solutions.

Our SiPaaS solution consists of our system on a chip (SoC) platforms, which are differentiated by our broad, licensable intellectual property (IP) portfolio that includes digital signal processor (DSP) IP, high definition (HD) video IP, over 1,000 proprietary reusable units of mixed signal and radio frequency (RF) IP for processes ranging from 180nm to 28nm bulk complementary metal-oxide semiconductor (CMOS) and 28nm fully depleted silicon on insulator (FDSOI), foundation libraries (standard cell, memory compiler and input/output (I/O)), and third-party IP. As of June 30, 2014, we had 49 patents issued and five patents pending in the U.S. and five patents issued and 13 patents pending in China. Each of our SoC platforms integrates key components of one or more of our families of IP and can be optimized for a variety of applications such as HD video, HD audio, HD voice, wireless baseband, and human user interface (HUI), which includes technologies related to voice recognition, 3D motion sensing, and handwriting recognition.

We believe that by utilizing our SiPaaS solution, our customers are better able to customize and differentiate their products at the systems level while leveraging our existing and proven IP. In addition, we believe our manufacturing and product engineering experience makes our business scalable by being in a position to offer a wide variety of services across many different types of processes, technologies and target markets. Our manufacturing and product engineering services include test hardware and test software, rapid prototype validation, device qualification, engineering prototype to volume production, yield management, failure analysis, and quality and reliability management for SoC and system in a package (SiP) products. By using these services, our customers can benefit from shortened design cycles, enhanced product performance and quality, and reduced costs.

Our SiPaaS solution is vendor neutral, positioning us to utilize a best-in-class approach for our customers for whom we can leverage our deep relationships that span the semiconductor ecosystem, including electronic design automation (EDA) and IP companies, wafer foundries, and packaging and testing vendors. In particular, we believe the breadth and diversity of our foundry relationships will become even more critical as foundry competition intensifies.

Our global, diversified customer base included over 200 customers in 2013. Since 2009, over one billion chips have been manufactured based on our custom silicon solutions and over 700 million chips have been shipped using our IP from which we have collected royalties. Over the past five years, we have, on average, completed one tape out each week. A tape out refers to the final result of the design process for integrated circuits (the point at which the design is sent to the foundry to begin manufacturing). In the past two years, over 98% of the designs for these products were qualified in accordance with the customer’s specifications in the initial tape out without any significant re-designs, which we refer to as first silicon success.

We generate revenue from (i) sales of turnkey products, (ii) non-recurring engineering (NRE) design services and (iii) license fees and royalties generated from our IP, including third-party IP for which we have a right to sublicense. Our turnkey products revenue is derived from volume production and shipping of semiconductor wafers, chips or finished integrated circuits that we previously designed through our NRE design services. Our NRE design services revenue is derived from fees charged to our customers for the development of semiconductor designs of integrated circuits in accordance with our customers’ specifications. Revenue derived from license fees and royalties represents fees earned by licensing our IP to our customers and the subsequent royalty payments when our customers sell products containing our IP to their end customers.

We generated revenue of $127.4 million in 2013 and $77.0 million in the six months ended June 30, 2014. Our revenue for 2013 grew 71% over 2012 and our revenue in the six months ended June 30, 2014 grew 32% over the six months ended June 30, 2013. Our net loss was $28.1 million in 2013 and our net loss was $26.2 million in the six months ended June 30, 2014. Our adjusted net loss was $1.1 million in 2013 and our adjusted net income was $1.8 million in the six months ended June 30, 2014. Adjusted net loss and adjusted net income are non-GAAP financial measures. A reconciliation of U.S. GAAP to non-GAAP financial information has been provided in the section entitled “Prospectus Summary—Summary Consolidated Financial Information—Non-GAAP Financial Measures.” We had 453 employees as of June 30, 2014, with approximately 70% of our employees dedicated to research, development and custom silicon design and over 70% of our employees based in Shanghai, China. We were founded in 2001. Our headquarters are located in Shanghai, China and we operate six research and development centers and nine sales centers located in Asia, North America and Europe.

Industry Background

The Semiconductor Market is Large and Diversified

The semiconductor market is a large, global growth opportunity. According to Gartner, worldwide revenue for semiconductor devices was $315 billion in 20131. Semiconductor devices are used in a wide variety of products and applications and our SiPaaS solution addresses a broad range of end markets, including mobile devices, networking, the IoT, wearable electronics, smart homes and automotive electronics. For example, growth in mobile data traffic is driving the expansion of semiconductors used in numerous applications involved in the collection, storage, communication and presentation of such data. Global mobile data traffic is projected to grow from 1.5 exabytes per month in 2013 to 15.9 exabytes per month in 2018, representing a compound annual growth rate (CAGR) of 61%, according to the Cisco Visual Networking Index. In addition to end-market diversification, the semiconductor market is also broadly diversified by geography, with China being a leading driver of growth due to increased electronics consumption by local consumers and the country’s proximity to a large part of the electronics supply chain. According to PricewaterhouseCoopers, Chinese semiconductor consumption grew from $31 billion in 2003 to $153 billion in 2012, representing a CAGR of 20%.

Increasing Semiconductor Device Complexity and Customization is Driving Higher Design Costs

Robust demand for electronics coupled with increased device complexity is currently driving competition in the semiconductor industry. To meet the demand for semiconductor-enabled devices and applications,

(1)	Gartner, “Semiconductor Forecast Database, Worldwide, 2Q14 Update,” June 2014.

semiconductor providers must deliver increasing levels of performance while facing the challenges of shorter time to market and shorter product life cycles. According to International Business Strategies, Inc. (IBS) and as depicted in the charts below, as process nodes continue to shrink, the cost to design at each process node is expected to increase substantially. The following charts show 1) estimated initial design costs of semiconductors at various process nodes (left chart) and 2) estimated design costs for derivative semiconductors at various process nodes (right chart).

Source: International Business Strategies, Inc., Q4 2013.

Further, according to publicly available data, research and development expenses as a percentage of revenue for the top ten fabless semiconductor companies, ranked by IC Insights, increased from an average of 19% in 2004 to 25% in 2013 due to higher chip complexity and shorter product life cycles. As a result of this trend, we believe that semiconductor companies are seeking more efficient and lower cost product development strategies.

The continued migration toward custom semiconductors by OEMs, ODMs and Internet platform companies is also driving higher design costs. These types of companies typically use application specific integrated circuits (ASICs) or application specific standard products (ASSPs) to address their semiconductor needs. The ASIC and ASSP markets had $20 billion and $86 billion in worldwide sales in 2013, respectively, according to Gartner.(2)

Moore’s Law is Stressed

Historically, conventional wisdom within the semiconductor industry has been that advances in manufacturing process technology should enable engineers to approximately double the number of transistors in an integrated circuit approximately every 24 months, a trend referred to as Moore’s Law. The ability to increase the number of transistors per integrated circuit on an ongoing basis has enabled increasing functional integration and driven annual reductions in the average cost per transistor of approximately 30% from 1975 through 2004 (according to data from the Federal Reserve Board), which has been a critical factor in the manufacture of increasingly complex, high performance, low power semiconductor solutions. As semiconductor feature sizes have reached a deep submicron scale, the physical challenges of patterning semiconductor transistors at today’s most advanced process nodes have reversed the historical cost reduction curve of Moore’s Law. Specifically, at advanced process nodes below 28nm, as the chart below depicts, the cost per transistor is flattening out for the first time in the last 40 years. We believe that this dynamic, now commonly referred to in the industry as “Moore Stress,” has driven semiconductor companies to focus on cost reduction.

(2)	Gartner, “Forecast: ASIC/ASSSP, FPGA/PLD and SLI/SoC Applications, Worldwide 2012-2018, 2Q14 Update,” July 2014.

The following chart shows estimated manufacturing cost per 100 million gates at various process nodes, as reported by International Business Strategies, Inc.

Source: International Business Strategies, Inc., March 2014.

While the industry has identified certain technologies to address these challenges, the commercial availability of these solutions is not expected before 2020. As a result, we believe that design innovation, rather than the migration of a design to the next advanced process node, is now a vital element in reducing the cost per transistor.

Increasing Costs Create Industry Wide Paradigm Shifts

As the semiconductor market has expanded over the last few decades, the industry has undergone multiple waves of change to address the increasing costs associated with semiconductor design and manufacturing, including:

•

Shift from IDM to Fabless. From the industry’s beginnings in the 1950s through the 1980s, semiconductor companies generally operated as IDMs, owning and operating fabs in order to have in-house manufacturing capabilities and to deliver technically advanced solutions. Due to the increasing capital investments required to keep pace with the ongoing increases in the number of transistors per integrated circuit and higher research and development costs attributable to investment in both product and process development, we believe that the semiconductor industry has increasingly shifted to a structure wherein semiconductor companies seek to reduce research and development costs and capital investments by engaging third party manufacturing services, resulting in the fab-lite and fabless business model.

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Shift from Fabless to Design-lite. We believe that the increased level of complexity in, and the desire to differentiate and customize, semiconductor devices have resulted in increased research and development spending focused on semiconductor design, driving companies to consider alternative development models to reduce operating expenses and improve return on investment. While emerging and established semiconductor companies continue to focus on integrating system functions in a single chip, we believe that OEMs and ODMs are increasingly developing their own semiconductor devices for differentiation and customization of their end products. We believe that these categories of companies are beginning to engage third-party service providers for design services at an increasing rate. This situation has resulted in the migration to a design-lite model, which allows companies to focus on their core competencies, such as product definition, system architecture, software development and branding, while relying on a service provider for semiconductor design implementation, production engineering and supply chain management in a cost effective manner. We believe that these current industry dynamics are driving participants to increase utilization of third-party semiconductor development platforms that are able to provide an advantage relative to the participants’ own internal design resources, extending the historical practice of selectively augmenting internal development efforts with external EDA tools and licensed IP. We believe the SiPaaS model will help accelerate the design-lite paradigm shift, providing an IP-centric, platform-based, end-to-end, semiconductor design service model, that offers a complete solution from architectural design through design implementation to volume production and delivery. We believe our SiPaaS model allows fabless and IDM semiconductor companies, OEMs, ODMs, and large Internet platform companies to rapidly implement their silicon strategies and bring to market devices or applications that utilize custom semiconductors. We also believe that “Moore Stress” is increasing the lifespan of leading edge processes such as 28nm thus providing more time for SiPaaS companies to differentiate their design capabilities and enhance their value added services by completing more tape outs at the same technology node across more customers and projects.

The SiPaaS model is designed to address the needs of a variety of customer types, including:

•

Emerging Fabless Semiconductor Companies. A startup company generally has limited resources and can face daunting cost and time-to-market requirements. Given the decline in venture capital investment in semiconductor startups in the past several years and the resulting need to minimize costs, there can be significant pressure on these companies to achieve first silicon success on their products. By providing turnkey services, a SiPaaS company can enable emerging fabless semiconductor companies to focus internal resources on core competencies, such as product definition, system architecture, firmware, software, branding and reference system design and applications. For example, a startup fabless company had limited resources to develop a 3D motion sensing product. The company engaged us to design and manufacture an ASIC in order to focus on its core competencies in motion sensing algorithms and systems software. As a result, the company achieved a major design win with only the resources from its initial funding.

•	Established Fabless and IDM Semiconductor Companies. Due to “Moore Stress,” we believe that established fabless companies and IDMs face increasing challenges as their research and development expenses increase and, as a result, these companies are increasingly focusing on core product areas and engaging service providers to supplement semiconductor design in their non-core areas or to implement derivative designs. As IDMs increasingly outsource manufacturing of advanced technologies to external wafer foundries, we believe that they become more open to engaging third parties to provide design services as well. Similarly, a large semiconductor company may look to SiPaaS companies for IP and design services for an application-specific SoC because they may not have the requisite expertise, internal IP or resources and may therefore utilize service providers who can provide the requisite IP and design in a timely and cost effective manner. For example, an established fabless semiconductor company with strong internal semiconductor development expertise on application processor designs for mobile devices has engaged us to design products in adjacent markets, such as multi-function printers and media processors, thereby allowing this company to focus on its core competency in application processors, and on maintaining its competitive advantage in the intensely competitive mobile devices market.

•

OEMs and ODMs. In order to provide differentiation and customization, OEMs and ODMs face increasing challenges as more system-level functionality (which we define as the interaction of chips, components and software) is integrated into SoC semiconductor solutions. Some OEMs and ODMs do not have specific semiconductor design expertise to develop custom silicon solutions to add value and quickly meet specific product requirements. Due to “Moore Stress” and the longer lifespan of more advanced process nodes, such as 28nm, we believe that OEMs and ODMs have more of an incentive to engage directly with a SiPaaS company for custom silicon solutions rather than continuing to rely on standard semiconductor products from fabless semiconductor companies. For example, an OEM that develops light emitting plasma technology needed a smart lighting silicon solution, but did not have the necessary expertise to design it internally. By engaging us from specification to production of a silicon solution, this OEM benefited from our strong mixed signal and high voltage CMOS IP skills and digital and analog integration expertise. We significantly reduced the overall cost of the silicon solution by eliminating hundreds of components on the printed circuit board, while increasing system-level functionality and enhancing the reliability of the entire lighting system. Another example is our custom silicon solution for a market leader in hand handwriting recognition and optical character recognition in particular, with a leading position in the market for eReader and Pen Tablets for education in China. We customized mixed signal IP and taped out an SoC with very low energy requirements from specification in four months and achieved first silicon success.

•

Large Internet Platform Companies. Global and increasingly diversified large Internet platform companies have broad reach and brand recognition, but may have limited internal semiconductor design teams. These companies are generally focusing on the development of customized computing, networking and storage solutions to address the performance requirements of particular service offerings and may seek to differentiate their solutions at both the software and semiconductor level. For example, a large Internet platform company engaged us to design an HD video SoC from specification to volume production that was ultimately incorporated into consumer devices branded by this company and other OEMs. This project utilized our in-depth knowledge of HD video IP and prior experience with similar custom silicon design projects targeted for notebook and video conferencing applications.

Challenges with Traditional Design Services Providers

We believe that the traditional providers of semiconductor design services have not adequately addressed the evolving requirements of the semiconductor industry, primarily due to the following shortcomings:

•	Lack of a Comprehensive Platform Approach. Traditional design service companies may not offer the breadth of IP portfolios and SoC platforms required to address the variety of applications used by an increasingly wide range of customers interested in developing semiconductor solutions. In many cases, they rely largely on IP licensed from third parties, and as a result, their solutions may lack differentiation and cost advantages. Moreover, requirements for quick time-to-market mean IP must be readily available and integrated into complex designs.

•

Anchored to Specific Wafer Foundries. We believe that traditional design service firms, in general, have a narrow set of strategic relationships with wafer foundries, and in some cases only one. As a result, their customers may not be allowed to choose the best and most cost efficient foundry process for each particular solution and are instead dependent on one or a limited number of foundries.

•

Anchored to Specific Geography. Traditional design service firms may provide services in a few specific geographies. However, rapid growth of IT technology enables companies to develop semiconductor products by leveraging both centralized and localized engineering talent, while developing software and hardware products on a worldwide basis. Such companies may require third party design capability to be provided worldwide.

We believe that there is an increasing need within the industry for advanced semiconductor design service providers possessing strong system and software expertise, technology integration capabilities and a proven track record of delivering functional and reliable silicon solutions that can also flexibly deliver a customized and differentiated solution cost effectively and on a worldwide basis.

Our Competitive Strengths

We believe our key competitive strengths include:

•

Comprehensive Platform-based SiPaaS Solution. The SiPaaS business model is designed to deliver the type of services that we believe are necessary to enable the industry shift to a design-lite model. We believe our SiPaaS model offers our customers an IP-centric, platform-based, end-to-end semiconductor solution, providing the full range of services necessary to produce a custom silicon solution from architectural design and design implementation through the manufacturing process with our strategic relationships with wafer foundries and packaging and testing vendors. Our SiPaaS solution enables fabless and IDM semiconductor companies, OEMs and ODMs to rapidly and cost effectively design custom semiconductor products while using silicon-proven, existing IP. In addition, our SiPaaS solution provides an open hardware platform that integrates with the open software platform of large Internet platform companies and is designed to meet the needs of companies looking for silicon solutions that fit within their product strategy.

•

Broad, Differentiated and Platform-Based IP. Our IP and technology expertise covers a wide scope of applications, including HD video, HD audio, HD voice, wireless baseband and HUI, such as voice or motion activated interfaces. We have an extensive portfolio of, and know-how relating to, proprietary hardware designs, software, firmware code and algorithms, which we are able to utilize to help our customers reduce redundant research and development investments and design cycle time. For example, we offer Bluetooth LE (low energy), marketed as Bluetooth Smart, RF IP. As of June 30, 2014, our IP portfolio included 49 patents issued and five patents pending in the U.S., and five patents issued and 13 patents pending in China. We augment our SoC platforms not only with our internally developed IP but also with IP we license from ARM, Cadence, Synopsys and Vivante for a variety of applications and foundation libraries for certain foundry manufacturing processes. Pursuant to contracts entered into with our customers, we generally retain ownership of IP we develop in connection with individual customer engagements and, as a result, we generally retain the right to use that IP for other customer engagements.

•

Vendor Agnostic Strategy across Leading Ecosystem Participants. We have established relationships throughout the semiconductor ecosystem and we are vendor agnostic to EDA and IP companies, wafer foundries, and packaging and testing vendors. We believe the benefit of being vendor neutral is that our engineers and customers are able to choose the vendors that provide the right technology and services to quickly and cost-effectively develop solutions that meet product performance needs. Specifically, our vendor-agnostic approach enables us to develop leading edge designs applicable to a custom silicon solution. For example, in addition to bulk CMOS technology, we are able to offer our customers designs utilizing FDSOI 28nm technology employed by Samsung’s foundries.

•

Strong, Long-term Customer Relationships. Some of our most valuable customers have utilized our platforms to design multiple derivative products and multiple generations of products, demonstrating the strength and long-term nature of our customer relationships. Our customer relationships often start with one project and expand to multiple projects as our customer gains more confidence in our SiPaaS solution and as we gain deep system level knowledge and key insights into our customers’ needs. Our collaborative relationships with customers may result in new product designs owned by the customer but for which we typically own the key IP building blocks. Our IP licensing strategy to identify and leverage reusable IP is designed to provide us with an advantage in terms of extending our customer relations and make it more difficult for our competitors to penetrate our customers.

•

Extensive Global Engineering Resources and Capabilities. The foundation of our business is our engineering talent which collectively represented approximately 70% of our employees around the world as of June 30, 2014. Of these engineers, over 70% have an advanced engineering degree. We devote significant time and resources to develop our employees and cultivate an innovative and creative environment, which has resulted in our high employee retention rate. Our engineering talent helps create a compelling pipeline of new IP and platforms by leveraging our substantial IP and technology base to accelerate product design and meet the qualification standards of our customers. For example, a number of products from one of our key customers have met the strict standards of the European automotive supply chain. Our six research and development centers around the world provide deep technical expertise to customers, especially large and international customers, so that system and complete semiconductor solutions can be jointly developed globally. For example, our ZSP DSP IP design team located in the U.S. can collaborate with a customer’s U.S. team on a system partition, while our Shanghai design implementation team is collaborating on SoC design concurrently to develop an optimized solution. We believe that our global engineering footprint is a significant competitive advantage for us and particularly valuable to large, international systems companies which require local engineering development on a worldwide basis.

•

Local Presence and Expertise in the Expanding Chinese Semiconductor Market. We believe we are well positioned as a global semiconductor service provider, particularly in China. Our presence in Asia facilitates close contact with our customers’ key strategic partners, enabling us to be responsive to their needs and enhancing our visibility into new product opportunities, markets and technology trends. Additionally, our proximity to the supply chain is important because Asia, and specifically China, is a central hub of semiconductor manufacturing. According to the China Semiconductor Industry Association, the number of fabless semiconductor companies in China has grown rapidly from less than 100 ten years ago to over 600 companies as of 2013.

Our Growth Strategies

Our mission is to mitigate the time, cost and risks of design and manufacturing for semiconductor companies, OEMs, ODMs and large Internet platform companies involved in the development of proprietary systems technology. We believe that our platform-based approach has helped to facilitate a new industry paradigm that enables our customers to focus on their core competencies such as product definition, system architecture, software development and branding. Key elements of our strategy to achieve our mission include:

•

Grow Our Customer Base of OEMs, ODMs and Large Internet Platform Companies. We believe that OEMs, ODMs and large Internet platform companies generally have limited semiconductor design expertise, despite an increasing need for optimized semiconductor and software solutions and are therefore well suited for our SiPaaS solution and positioned to cost effectively and quickly design and utilize our custom silicon solutions. We believe that these companies are generally pursuing broad market opportunities, such as wearable electronics. The wearable electronics market is projected to grow from approximately $10 billion in 2013 to over $25 billion by 2017, representing a CAGR of 26%, according to IHS, Inc. The IoT market, and in particular, the wearable electronics market, is fragmented, and therefore offers compelling opportunities for us to deliver custom silicon solutions based on our IoT SoC platforms to OEMs and large Internet platform companies. We target OEMs, ODMs and large Internet platform companies to enable cost-effective design and manufacturing through our custom silicon solutions. For example, we provided a leading Internet platform company with turnkey products for multiple-format video decoder and encoder SoCs for multiple consumer products. We are a semiconductor channel and development partner of Google’s WebM Project which distributes Hantro video IP, enabling its end users to rapidly stream and view video content including ultra-high definition and 4K resolution video.

•

Leverage Expertise to Expand Services with Existing Customers and Diversify End Markets. We believe our core competency is the ability to design and integrate differentiated solutions that are known for high performance, quality and reliability. We intend to leverage this core competency to continue to solve increasingly difficult and complex challenges that our customers face across a variety of end markets. We expect to further partner with our leading customers to deliver additional products and services as we have done with certain key customers to date. For example, for one of our key customers we have successfully expanded our 3D MEMS sensors for the mobile device market to automotive based applications. We have now been qualified by, and are shipping to, Robert Bosch GmbH’s automotive division. In addition to the automotive market, we believe medical devices, such as digital X-Ray, MEMS gyroscopes for medical instruments, home-based health monitoring, and medical implants, will be one of the emerging areas for continued diversification among existing and new customers.

•

Further Develop our Intellectual Property. We continue to develop and expand our IP portfolio. As we build customized solutions for customers, we seek to identify and leverage reusable IP to expand our SiPaaS solution across other customers, products and markets. Additionally, we intend to expand our semiconductor IP partners and the technology we license from them to integrate with our existing technology and know-how to deliver increasingly innovative solutions for our customers. For example, as a member of the SOI Industry Consortium, we established an FDSOI task force to study FDSOI three years ago, simulated and evaluated FDSOI devices in collaboration with certain members of the consortium, designed mixed signal IP and conducted a benchmark comparison on ARM Holdings plc (ARM) processors between 28nm FDSOI and 28nm bulk CMOS technologies. As a result, we are a leader in IP and design experience with FDSOI technology.

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Opportunistically Pursue Complementary Acquisitions. We may pursue acquisitions of technologies, design teams and companies that complement our strengths and help us execute our strategies. Our acquisition strategy is designed to accelerate our revenue growth, expand our technology portfolio, grow our addressable market and create shareholder value. For example, we successfully completed the acquisition of the ZSP assets, including the ZSP DSP IP, and integration of the associated engineering team from LSI Logic Corporation in 2006.

•

Expand Our Strategic Foundry Relationships. We intend to continue to build our strategic ecosystem relationships to continue to offer our customers best-in-class foundry capabilities. For example, we have strategic relationships with Samsung and other industry leaders to design and manufacture semiconductors on their FDSOI 28nm process technology for mobile platforms. At the same time we are actively pursuing designs targeting 16nm and 14nm fin-shaped field effect transistors (FinFET) on bulk CMOS technology for high performance applications.

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Continue to Improve Operational Efficiency. Our goal is to grow revenue from our NRE design services and license and royalties businesses in an amount sufficient to cover a majority of our total operating expenses, thereby allowing revenue from our turnkey products business, which can grow with limited incremental investment, to drive improvements in our results of operations and operating margin. As we develop new solutions, we intend to continue to leverage our core technology platforms to give us economies of scale in our research, development and engineering investments. We also intend to continue to reduce design expenses for custom silicon solutions through IP re-use and platform-based customization. We plan to continue to locate our people and processes in strategic, cost-effective regions.

Our SiPaaS Solution

Our SiPaaS solution provides our customers with the flexible delivery of IP-centric, platform-based, end-to-end semiconductor design services, from the architectural design phase and design implementation through the manufacturing process. Our design services include full design capabilities that leverage our SoC platforms, including HD video, HD audio, HD voice, multi-mode and multi-band wireless baseband, and HUI.

Our product engineering services include test hardware and test software, rapid prototype validation, device qualification, engineering prototype to volume production, yield management, failure analysis, and quality and reliability management. Our expertise in package design supports thermal and signal integrity analysis for a variety of package types such as SiP. In order to ramp up volume production quickly, we provide efficient logistics management from order upload, wafer capacity planning, and shipment logistics services to enable just-in-time manufacturing.

Our SiPaaS solution leverages a wide range of advanced process technology nodes from 180nm to 14nm to provide product engineering services for SoC and SiP solutions. Our SiPaaS solution is vendor neutral, positioning us to utilize a best-in-class approach for our customers by leveraging our deep relationships that span the semiconductor ecosystem, including EDA and IP companies, wafer foundries, and packaging and testing vendors.

The following graphic illustrates our three revenue categories, the SoC platforms that drive our revenue and the IP portfolios we draw upon to build our SoC platforms and provide custom silicon solutions. Each of the SoC platforms and IP portfolios depicted below has contributed to each of our three revenue categories with the exception of our multi-mode and multi-band wireless baseband SoC platform, which has not yet contributed to turnkey product revenue, although it has contributed to license and royalties revenue and NRE design services revenue.

Our IP Portfolio and SoC Platforms

Our SiPaaS solution is differentiated by our strong know-how and IP. We have invested heavily over ten years to build a large IP portfolio which, as of June 30, 2014, included 49 patents issued and five patents pending in the U.S. and five patents issued and 13 patents pending in China. Our IP portfolio serves as the foundation of our SoC platforms. Our SoC platforms are critical to our overall business and growth strategy and we believe that they serve as a key differentiator against our competitors and are a primary reason why our customers purchase our design services on a repeat basis. In turnkey engagements, our SoC platforms enable us to lower the overall NRE costs and thereby increase our customers’ willingness to purchase our design services and increase the number of design starts with us. In addition, once our IP is used in a turnkey product, it helps us retain that customer relationship in follow-on products due to the high cost of porting the mixed signal and RF IP to a different process and the software to a new SoC platform. Additionally, we license our IP as a way to establish a customer relationship, which is intended to build critical working relationships, demonstrate capabilities and earn the customer’s trust. Our goal is to eventually win turnkey projects from these IP license customers.

Our IP portfolio includes ZSP DSP IP, Hantro HD video IP, mixed signal and RF IP for processes ranging from 180nm to 28nm (particularly IoT Bluetooth IP), foundation libraries (standard cell, memory compiler and I/O), and other third-party IP. ZSP DSP IP is a family of IP related to digital signal processors and Hantro IP is a family of IP related to HD video. We believe these two families of IP are key to our business. Based on our IP portfolio, we have developed our Hantro HD video platforms, ZSP-based HD audio platforms, HD voice platforms, ZSP-based wireless baseband platforms, and HUI platforms.

IP Portfolio

ZSP DSP IP

Our ZSP digital signal processor IP balances performance, power consumption and cost for a wide range of applications including multimedia, voice and wireless. DSPs are specialized processors optimized for signal processing computations and data flow. Our ZSP DSP IP is utilized across many of our SoC platforms.

ZSP IP is designed for integration into our customer’s SoCs. Our ZSP IP has a compiler driven architecture, which allows for ease in programming both at the software and hardware level. This allows customers to bring efficient products to market quickly. Deliverables include an example system, a comprehensive set of peripherals, integration tests, tools, drivers and comprehensive documentation to help users quickly begin using the IP. ZSP IP is supported by our powerful, easy to use ZView integrated development environment (IDE) that is based on industry standard software. We also offer ZSP test chips and evaluation boards and have a strong ecosystem of partners that help ZSP support a broad range of applications.

We acquired the ZSP assets, which included title to 26 U.S. patents and a non-exclusive, worldwide, perpetual, irrevocable, royalty-free license to 15 additional U.S. patents and applications, and the associated engineering team from LSI Logic Corporation. These patents, which expire on various dates from 2014 through 2026, are subject to existing non-exclusive licenses that LSI Logic Corporation had with various third parties prior to such acquisition, but those licenses generally permit the third parties to make and sell various products, not to further sublicense license the ZSP technology to third parties as an SoC platform in the manner in which we exploit the ZSP technology. We currently have over 60 customers who have entered into more than 110 license or similar agreements with us in order to use our intellectual property. Since the acquisition, we have been granted 18 additional U.S. patents, which expire on various dates from 2023 to 2031, related to this technology and had five U.S. patent applications pending, in each case as of June 30, 2014. Our ZSP technology has been incorporated into approximately one billion consumer products shipped to date. We offer multiple compatible DSP IP solutions that scale from the low cost ZSPneo to the high performance ZSP981.

Hantro HD video IP

Hantro HD video IP forms the foundation of our Hantro HD Video SoC Platforms. Our Hantro HD video IP includes video decoder and encoder IP that supports both standards-based and proprietary video formats, as well as ultra high definition and 4K video. We have a non-exclusive, worldwide, perpetual license from Google, Inc. to the VP8 and VP9 video codecs that are the core of the Hantro HD video IP. See “– Our SoC Platforms – Hantro HD Video SoC Platforms.” In addition, we have filed applications to register the trademark “Hantro.”

Our license for the VP8 and VP9 codecs that are part of the Hantro HD video IP can be terminated or limited under certain circumstances, as described under “Risk Factors—Risks Related to Our Business and Our Industry—We could lose rights under our intellectual property licenses with third parties that are important to our business”, any of which could have a material adverse effect on our business.

The Hantro HD video IP and the ZSP DSP IP together generated a majority of our license and royalties revenue for the years ended December 31, 2011, 2012, 2013 and the six months ended June 30, 2014.

Mixed Signal and RF IP Portfolio

We have developed mixed signal and RF IP for use across multiple foundries and a range of process nodes from 180nm to 28nm. We customize and optimize our mixed signal and RF IP for the customer application in a specific process node. Our mixed signal IP addresses key components of SoC designs, such as phase-locked loop IP for clock generation, low drop out voltage regulator IP for power regulation, basic chip interfaces such as USB2.0 PHY, DDR I/O, wireless interface IP, audio codecs, video interfaces, power amplifiers and high voltage current sensing IP. Our mixed signal IP includes a variety of analog-to-digital converter (ADC) and digital-to-analog converter IP for human user interface applications, such as voice, motion, touch and pressure sensing interfaces. Our RF IP addresses Bluetooth low energy and Wi-Fi communication standards. Our mixed signal and RF IP are important components of our IoT design capabilities and are customized to work with a variety of sensors and address specified sensor characteristics. We believe this customization is a significant competitive advantage for us.

Foundation Libraries

Our foundation libraries include a wide range of foundry specific semiconductor IP. These libraries are optimized for specific processes and for different performance criteria, and include the following IP types: standard cell libraries, memory compilers, and I/O cell libraries. These are fundamental IP building blocks for semiconductor chips and form our standard design platforms.

Our foundation libraries have been downloaded more than 1,000 times worldwide for use in a wide range of complex designs. In addition, we develop custom libraries for customers’ specific application and design needs.

Third-Party IP

Our IP portfolio includes third-party IP, which is complementary to our proprietary IP. For example, as the first ARM certified design center in China ten years ago, we have licensed a wide range of ARM IP. We also utilize leading Power Architecture technology with our ability to incorporate PowerPC’s entire line of 32 bit processor cores as part of our SoC design service. We have provided design services for major China networking infrastructure companies using PowerPC-based networking applications and provided custom silicon solutions for Japanese semiconductor companies using ARM-based multi-function printer applications. Additionally, we are a member of the OpenPOWER Foundation, a development group for data centers and cloud computing. These third-party technologies enable us to provide differentiated, platform-based SoC design and turnkey services to support our customers.

Our SoC Platforms

Hantro HD Video SoC Platforms

Our Hantro HD Video SoC platforms are a family of video decoder and encoder semiconductor IP. This IP serves as a foundation for video processing units. Our Hantro G1 multi-format decoder and Hantro H1 multi-format encoder represent the 12th generation of Hantro Video IP technology supporting relevant standards-based and proprietary video formats. Following the release of our integrated HEVC and VP9 Hantro G2 decoder in 2013, bringing ultra-high definition (UHD) and 4K resolution video decoding capability to the HEVC and VP9 video formats, we have announced the availability of Hantro H2 HEVC video encoder IP, which offers a 50% bitrate savings over H.264, essential to enabling UHD/4K streaming, broadcasting and video conferencing services.

Our Hantro HD Video SoC platforms are used by more than 70 semiconductor companies, including many leading companies in different market segments, such as digital televisions and set-top boxes, smartphones, tablets and car infotainment. Our Hantro HD Video SoC platforms provide semiconductor companies a low risk solution for integrating high performance, ultra-low power video capability into their chips.

ZSP-Based HD Audio SoC Platforms

Our ZSP-based HD audio SoC platforms support applications, such as set-top box, HDTV, streaming media players and Blu-ray, delivering high performance and high quality audio. Typical requirements for these applications include handling multiple content streams simultaneously, each with multi-channel surround sound, high sample rates and multiple high-end algorithms. We have provided customers in the U.S. and Japan with ZSP-based hardware and comprehensive suites of Dolby and DTS certified HD audio software.

A significant portion of mobile platforms use the Android standard, which has a complex set of audio processing requirements to handle encoding and decoding of many formats. In addition, companies may wish to extend their mobile products with more high-end audio features, often derived from HDTV technologies, in order to differentiate their products while meeting stringent power consumption targets to maximize battery life. Our customer’s development teams may face a significant hurdle in integrating all of these features into an Android system. Our expertise with Android positions us to provide pre-integrated silicon solutions for HD audio that customers can exploit with minimum effort.

ZSP-Based HD Voice SoC Platforms

Our ZSP-based HD voice SoC platforms address the needs of the modern voice communication infrastructure, customer premises equipment, and mobile terminals, including smartphones, Bluetooth headsets and other devices. Our ZSP-based HD voice SoC platforms include power efficient ZSP DSP IP with supporting hardware IP and a comprehensive voice processing software suite, and systems expertise to meet diverse customer product requirements.

The primary silicon design requirements for HD voice based devices are low power and low cost while meeting performance targets. The functions that our HD voice platform can provide include enhancement technologies of various kinds, such as noise reduction, and various forms of filtering, beam-forming and echo cancellation. These complement the features typically handled by the SoC’s primary system. We can offer a very broad-based approach to provide an optimal solution for our customers.

ZSP-Based Wireless Baseband SoC Platforms

With scalable ZSP DSP IP optimized for wireless signal processing and low power micro-architecture targeted for mobile devices, our ZSP-based wireless baseband SoC platforms can have significant advantages in wireless signal processing technology. Our latest ZSP high performance parallel computing architecture enables system designers to maintain an efficient processor centric SoC architecture with adequate flexibility.

The current generation of our ZSP-based wireless baseband SoC platforms can support multi-standard, multi-mode and multi-band requirements, including GSM, GPRS, EDGE, WCDMA, TD-SCDMA, HSPA, DC-HSPA+, TD-LTE, FDD-LTE and LTE-A with low power consumption and cost efficiencies. It also provides user-friendly interfaces for our customers to connect their own hardware accelerators as needed to provide product differentiation. In addition, we offer a set of high performance wireless algorithms, models and software libraries to help shorten our customer’s product design cycles.

Our ZSP-based wireless baseband SoC platforms have been widely deployed by leading wireless SoC vendors. A leading data card supplier has been shipping ZSP-based solutions since 2010. At the GSMA Mobile Asia Expo 2013, China Mobile exhibited 16 TD-SCDMA and TD-LTE SoC chips, 11 of which were based on our ZSP-based wireless baseband platforms.

Human User Interface (HUI) SoC Platforms

Increasingly, people can interact with technology, devices and appliances in a variety of ways such as voice, motion, touch or expression. Consumers have already begun to experience these human user interfaces, such as with Microsoft’s Xbox Kinect, Apple’s voice interface system (Siri) and Google Glass. These human-to-technology interfaces depend on ADCs to translate the analog signal from the human world to the computer world. These ADCs generally are specific to the sensors and transmission medium used by electronics systems, and therefore require customized design effort. We have developed a variety of ADC technologies on a variety of foundry processes for HUI systems such as 16-bit voice, resistive touch screen, capacitive touch screen and fingerprint sensor. Our HUI SoC platforms combine this ADC IP with our ZSP DSP processors to address multiple silicon-based applications for human interface technology, devices and appliances.

Customers

We sell our SiPaaS solution primarily to emerging and established semiconductor companies, OEMs, ODMs and large Internet platform companies. We engage directly with our customers for our NRE design services and turnkey products to customize a silicon solution that leverages our broad IP portfolio and design capabilities to meet their particular need. In general, we enter into a master design, manufacturing and product sales agreement with each of our NRE design and turnkey customers. Our turnkey customers typically issue us a firm commitment purchase order against which we place an order with wafer foundries and packaging and testing vendors. It is our responsibility to deliver the integrated circuit or semiconductor wafers directly to our customer in accordance with the purchase order. Our turnkey customers will then assemble or integrate the integrated circuit we designed and manufactured for them into their end products or their customer’s end products.

Since 2009, we have shipped over one billion chips to our turnkey customers. For the six months ended June 30, 2014 and for 2013 and 2012, Robert Bosch GmbH (Bosch), for whom we designed a variety of MEMS sensors which are used in mobile devices, accounted for 45%, 38% and 18% of our total revenue, respectively, and our top five customers accounted for 65%, 57% and 41% of our total revenue, respectively.

We also license our IP under royalty-bearing licenses. Our customers can license our technology without engaging us for NRE design services or turnkey products. In some cases, we work with our license customers to customize our technology for their needs and earn a fee for this additional work. We generally do not categorize this work as part of our NRE design services as these modifications do not rise to the level of the design projects that we undertake for our NRE design customers.

Customer Support

We work with our customers to design integrated solutions, including both hardware and software applications, to enhance the performance and efficiency of their products. Due to the deep integration of both hardware and software applications, we work extensively with our customer’s management and engineers to help optimize our solution. Our customer will then decide when to start volume production for the specific product based on various factors including the competitiveness of their own product, the market demand for the product and other factors. We believe that once our solutions are incorporated into our customer’s design, it will likely be used for the life cycle of the customer’s product as a redesign, and subsequent requalification, of the product would generally be time-consuming and expensive. After our customer begins production of the integrated circuit, our application engineers, who are often geographically close to our end customers, support our solutions. We believe that our deep interaction with numerous levels of our customer’s management team helps us to understand our customers, fosters customer loyalty and increases visibility of the services that we can offer.

We license our IP either as a standard package or customize our IP to meet our customer’s requirements. In connection with a licensing arrangement, we will often enter into a maintenance service agreement to support the customer’s use of our licensed technology.

Research and Development

We believe that our future success depends on our ability to continue to develop and expand our IP portfolio and SoC platforms to enable us to serve the rapidly changing needs of our customers across a broad range of industries. For example, when we acquired the ZSP digital signal processing business, the ZSP IP was focused primarily on products targeting the ultra-low power market, such as portable media players. Since the completion of the acquisition in 2006, due to our continued research and development efforts, we have developed additional architecture and reusable IP units based on the ZSP IP to serve products in the high end audio markets such as ultra-high-definition television and high-performance mobile device markets. In addition, we have broadened the scope of the ZSP IP to develop solutions for the IoT market, including wearable devices. With respect to our mixed signal and RF IP portfolios, we have internally developed over 1,000 reusable IP units and developed numerous SoC platforms to target a variety of markets. As we build customized solutions for customers, we seek opportunities to identify and leverage reusable IP to expand our SiPaaS solution across other customers, products and markets.

Our engineering design teams are located in Shanghai, Beijing and Chengdu in China, Plano, Texas and Santa Clara, California in the United States, and Oulu, Finland. As of June 30, 2014, we had 316 employees in our research and development team. This research and development team includes many experienced semiconductor engineers with advanced degrees from leading universities around the world, as well as top graduates from the leading universities in China. Of our research and development engineers as of June 30 2014, over 70% had an advanced engineering degree and the average length of employment of our research and development team was almost 5 years, representing a stable work force considering the relatively short history of the Chinese IC industry. Our research and development team works on both NRE design projects as well as internal development projects that help us develop and expand our technology platforms. These internal projects strengthen our SiPaaS solution and help us grow our IP licensing business. We attempt to have high utilization of our engineering talent by allocating our engineers to both external and internal projects depending on current demands.

We report only the engineering costs associated with our internal development or new or additional technology platforms as research and development expenses. We report our engineering costs associated with NRE design projects as cost of revenue. In 2011, 2012 and 2013, and the six months ended June 30, 2014, our research and development expenses were $14.6 million, $14.4 million, $17.9 million and $8.6 million, respectively.

Manufacturing

With respect to our turnkey products customers, we select and use wafer foundries and packaging and testing vendors to manufacture, package and test our customer’s semiconductor products. Because many of the semiconductor foundries have different manufacturing processes which may be optimal for one type of product but not another type of product, we have developed close relationships with a number of different foundries in order to understand the manufacturing processes that each of them utilizes.

We help our customers select the semiconductor process and foundry which has the performance and cost-effectiveness best suited to meet the specifications for our customer’s product. In order to make the appropriate selection for our customer and increase the chances of the qualification of our customer’s product on initial lots of wafers, we review, among other factors, a wafer foundry’s IP portfolio, the stability of a particular manufacturing process, cost structure and customer support. We believe that utilizing various wafer foundries provides us with the flexibility to serve a broader base of customers and allows us to offer our customer manufacturing solutions that address their specific needs.

Upon the completion of processing at a foundry, the finished wafers are shipped to third-party vendors for packaging and testing.

We are committed to maintaining a high level of quality in our service. Our objective is that our customer’s products are able to achieve first silicon success, are delivered on-time and function reliably throughout their useful lives. For the six months ended June 30, 2014, we lowered our defective parts per million, or DPPM, to below 100 and we achieved an on-time delivery rate of 99%. As part of our total quality assurance program, our quality management system has been certified to ISO 9001:2008 standards in 2011 and our information security management system has been certified to ISO/IEC 27001:2005 standards in 2012.

Competition

The markets in which we operate are highly competitive and the demand for our services is dynamic and depends on a number of factors, including demand for our customers’ products, design starts and our customers’ budgetary constraints. Technology in the markets for which we provide solutions evolves rapidly and is characterized by frequent introductions and improvements and changes in industry standards and customer requirements. Semiconductor device functionality requirements continually increase while feature size decreases, substantially increasing the complexity, cost and risk of semiconductor design and manufacturing. At the same time, our customers and potential customers continue to demand an overall lower total cost of design, which can lead to the consolidation of their purchases with one vendor. In order to succeed in this environment, we must successfully meet our customers’ technology requirements and increase the value of our services, while also striving to reduce their overall costs and our own operating costs.

Many of the products in which our IP is incorporated, are in the consumer electronics sector, such as mobile devices, which is a highly competitive sector. Aggressive competition in the consumer electronics markets could result in substantial declines in the license fees and royalty rates that we are able to charge our customers for our IP, as well as the number of turnkey and NRE projects that we generate. In the past, some of our competitors have sought to increase their share of certain markets by reducing their license fees and royalty rates or the fees that they charge for their design or engineering services and may do so in the future.

We face competition from a large number of companies, including the following primary competitors:

•	in our turnkey and NRE design services businesses, we compete primarily against Global Unichip Corp., Faraday Technology Corporation, eSilicon Corporation and Open-Silicon, Inc.; and

•

in our license and royalty business, we compete against a large number of companies who design and license their own technologies, including Ceva Inc., Cadence Design Systems, Inc. and Synopsys, Inc. in the design of DSP solutions and Imagination Technologies Group PLC and Chips&Media, Inc. in the design of video processing solutions.

We also compete with internal engineering teams at semiconductor companies. When these companies design IP or complete designs in-house, we lose an opportunity to generate revenue in licensing and royalties, our NRE design services or turnkey products categories.

We expect that as the markets for our solutions grow, new entrants will enter these markets and existing competitors may make significant investments to compete more effectively against us. As each of these markets in which we compete become developed markets, leading semiconductor companies focusing on developed markets may increasingly enter our target markets.

Our ability to compete successfully depends on factors both within and outside of our control, including:

•	the functionality and performance of our solutions and those of our competitors;

•	our relationship with our customers and other industry participants;

•	prices of our NRE design services, turnkey products and IP licenses and prices of our competitors’ solutions;

•	our ability to provide our NRE design services in a timely fashion;

•	our reputation and ability to provide satisfactory customer support;

•	our research and development capabilities to provide innovative solutions;

•	our ability to retain high-level talent, including our management team and engineers; and

•	our ability to protect our IP.

We believe we compete favorably with respect to these factors. However, many of our current and potential competitors have longer operating histories, greater name recognition, access to larger customer bases and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than us. As a result, they may be able to respond more quickly to changing customer demands or to devote greater resources to the development, promotion and sales of their solutions than we can. Our competitors may develop and introduce new solutions that have lower prices, provide superior performance, provide greater processing power or achieve greater market acceptance than our solutions. It is possible that new competitors or alliances among existing competitors could emerge and rapidly acquire significant market share, which could materially and adversely affect our business, revenue and operating results. If we fail to compete successfully, our business would suffer and we may lose or be unable to gain market share. See “Risk Factors—Risk Factors Related to Our Business and Our Industry—We face intense competition and expect competition to increase in the future. If we fail to compete effectively, our revenue growth and results of operations may be materially adversely affected.”

Backlog

With respect to our turnkey products, as is customary in the semiconductor industry, our customers issue us purchase orders rather than long-term purchase commitments. As a part of our services, we deliver the wafers or finished integrated circuits to our customers in accordance with the terms of the purchase orders, which is generally between 45 to 60 days of receiving a purchase order; and therefore, we do not have material backlog orders.

Intellectual Property

We rely on a combination of IP rights, including patents, trade secrets, copyrights and trademarks, and contractual protections, to protect our core technology and IP. As of June 30, 2014, among other jurisdictions, we have 49 patents issued and five patents pending in the U.S. and five patents issued and 13 patents pending in China. Among the issued and pending patents, 54 of them relate to technology and design features of our ZSP digital signal processing IP. There is no assurance that our patent applications will result in the issuance of any patents.

We generally control access to and use of our confidential information through the use of internal and external controls, including contractual protections with employees, contractors and customers. All employees and consultants are required to execute confidentiality agreements in connection with their employment and consulting relationships with us. We also require them to agree to disclose and assign to us all inventions conceived or made in connection with the employment or consulting relationship, subject to any restrictions or requirements of applicable law.

Legal Proceedings

We have not been, and are not currently a party to, nor are we aware of, any legal proceedings, investigation or claim which, in the opinion of our management, is likely to materially and adversely affect our business, financial condition or results of operations. We may become subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time.

On May 15, 2014, Uniloc USA, Inc. and Uniloc Luxembourg S.A. (collectively “Uniloc”) filed a complaint in the U.S. District Court for the Eastern District of Texas against us alleging infringement of U.S. Patent No. 5,579,222 (the “222 patent”). The complaint seeks unspecified damages for alleged past infringement only, because the 222 patent expired in 2013. Our response to the complaint (both an answer and a declaratory relief counterclaim) was filed on August 8, 2014, denying liability and asserting several defenses. We believe the complaint lacks merit and intend to defend ourselves vigorously.

Employees

As of June 30, 2014, we had 453 employees, the significant majority of which are based in China. The following table sets forth the numbers of our employees, categorized by function, as of June 30, 2014:

Function	Number of Employees
Research and development	316
Sales and marketing	53
Operations	39
General and administration.	45

Total	453

In addition to salaries and benefits, we provide stock-based compensation and performance-based bonuses for our employees and commission-based compensation for our sales personnel.

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension insurance, medical insurance, unemployment insurance, maternity insurance, job-related injury insurance and housing fund. We are required by PRC laws to make contributions to employee social security plans at specified percentages of the salaries, bonuses and certain allowances of our employees.

Our success depends on our ability to attract, retain and motivate qualified personnel. We believe that we maintain a good working relationship with our employees, and we have not experienced any labor dispute or work stoppage.

Facilities

We are headquartered in Shanghai, where we lease an aggregate of approximately 5,984 square meters of office space. The lease for our Shanghai facilities expires on December 31, 2015. We lease office space under operating lease agreements from independent third parties. A summary of our other material leased properties as of June 30, 2014 is shown below.

Location	Approximate Space (in square meters)	Lease Expiration Date
Chengdu, China	1,389	July 24, 2017
Plano, Texas	746	July 31, 2015
Beijing, China	651	September 30, 2015
Santa Clara, California	542	April 30, 2015

We also lease office space in Tokyo, Japan; Oulu, Finland; Taipei, Taiwan; Nice, France; Munich, Germany; Seoul, South Korea; and Shenzhen, China. In addition, we expect to renew our existing lease agreements shortly before their respective expiration dates and do not foresee any obstacles in the renewals.

REGULATION

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

Regulations Relating to Foreign Investment in Our Industry

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalogue of Industries for Foreign Investment, or the Catalogue, which was promulgated and is amended from time to time by MOFCOM and the National Development and Reform Commission. The Catalogue was first released in 1995, and the current effective version is the fifth revision promulgated in 2011, which became effective on January 30, 2012. Industries listed in the Catalogue are divided into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalogue are generally deemed as constituting a fourth “permitted” category. Establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to higher-level government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Catalogue are generally open to foreign investment unless specifically restricted by other PRC regulations. Our integrated circuit design business in China falls under the category of encouraged industries.

Preferential Industrial Policies Relating to Integrated Circuit Design Enterprises

Integrated circuit design enterprises, or ICDEs that are duly accredited in accordance with relevant laws and regulations, may qualify for preferential industrial policies.

On June 24, 2000, the State Council issued the Circular on Certain Policies to Encourage the Development of the Software and Integrated Circuit Industries, or Circular No. 18, which sets forth the incentives for the software industries and provided that the integrated circular design industries may be considered as part of the software industries and enjoy the same incentives.

On January 28, 2011, the State Council issued the Circular on Certain Policies to Further Encourage the Development of the Software and Integrated Circuit Industries, or Circular No. 4, which provides that the eligible ICDEs may be exempted from business tax in connection with their integrated circular design businesses and the newly-established ICDEs, after accredited, may be entitled to a two-year income tax exemption followed by a three-year 50% enterprise income tax rate reduction commencing from the first profit-making year.

On April 20, 2012, the Ministry of Finance and SAT jointly issued the Circular on Enterprise Income Tax Policies in Further Encouraging the Development of Software and Integrated Circuit Industries, or Circular No. 27, which reinstates the EIT incentives stipulated by Circular No. 4 for ICDEs and further elaborates the requirements for an enterprise to be accredited as ICDE.

On December 3, 2013, the Ministry of Industry and Information Technology, or the MIIT, the National Development and Reform Commission, the Ministry of Finance, and SAT jointly issued the Measures for Administration on Accreditation of Integrated Circuit Design Enterprises, or the Accreditation Measures, effective from January 1, 2014, pursuant to which, the MIIT and its local counterparts are responsible for the accreditation and supervision of ICDEs. The Accreditation Measures set forth detailed requirements and procedures for the accreditation of ICDEs and provide that accredited ICDEs are subject to annual reviews by the MIIT, the failure of which will deprive the ICDEs of any preferential tax treatment it previously enjoyed under Circular No. 27.

Regulations Relating to Product Liability

Manufacturers and sellers of defective products in the PRC may incur liability for loss and injury caused by such products. Under the General Principles of the Civil Laws of the PRC, which became effective on January 1, 1987 and was amended on August 27, 2009, a defective product which causes property damage or physical injury to any person could subject the manufacturer or seller of such product to civil liability. Pursuant to the Product Quality Law of the PRC, which was promulgated on February 22, 1993 and amended in 2000, the manufacturer is responsible for the quality of the products it produces. If any harm is caused by a defective product, the injured party may require compensation to be made by the manufacturer or the seller of the product. If the defect of the product is caused by the manufacturer and the seller has made the compensation, the seller is entitled to reimbursement by the manufacturer. If the defect of the product is caused by the seller and the manufacturer has made the compensation, the manufacturer is entitled to reimbursement by the seller.

Regulations on Technology Import & Export

On December 10, 2001, the State Council promulgated the Technology Import and Export Administration Regulations and further amended on January 8, 2011, under which technology import and export shall include cross-border transactions of patent transfer, patent application transfer, patent license, technology secret transfer, technical services and other manners of technology transfer. Technologies can be freely imported and exported in the PRC unless otherwise provided by laws and regulations. On March 13, 2014, the National Development and Reform Commission, the Ministry of Finance and MOFCOM jointly promulgated the Catalogue of Technologies and Products Encouraged for Import, in which the integrated circuit design industry is classified as the “key industry encouraged for development.”

Regulations Relating to IP Rights

China has enacted various laws and regulations governing IP rights, including copyrights, software, trademarks, patents, domain names and other forms of IP.

Integrated Circuit Lay-out Design

On April 2, 2001, the State Council adopted the Regulations for the Protection of the Layout Design of Integrated Circuits, or the Layout Design Regulations, which became effective October 1, 2001. Under the Layout Design Regulations, layout design of an integrated circuit refers to a three-dimensional configuration in an integrated circuit that has two or more components, with at least one of these being an active component, and part or all of the interconnected circuitry or the three-dimensional configuration prepared for the production of integrated circuits. According to the Layout Design Regulations, Chinese individuals and entities that create layout designs, foreign persons or enterprises that create layout designs and have them first put into commercial use in China, and foreign persons or enterprises that create layout designs and that are from a country that has signed agreements with China regarding the protection of layout designs or is a party to an international treaty concerning the protection of layout designs to which China is also a party, are entitled to the proprietary rights of the layout designs.

Proprietary rights in layout designs become valid after being registered with the administrative department of the State Council responsible for IP. Unregistered layout designs are not protected by the Layout Design Regulations. The State Intellectual Property Office under the State Council is responsible for the registration of layout designs. If an application for a layout design registration is not made with the State Intellectual Property Office within two years after it has been first put into commercial use anywhere in the world, the State Intellectual Property Office will not accept the application for registration. A holder of proprietary rights in a layout design may transfer the proprietary rights or give permission for other parties to use the layout design. The protection period of the proprietary rights in a layout design is ten years, commencing from the date of the application for registration of the layout design or the date that it is first put into commercial use anywhere in the world, whichever is earlier. However, regardless of whether or not a layout design is registered, or whether or not it is put into commercial use, it is not protected after 15 years from the time of its creation.

Copyright

Under the PRC Copyright Law initially published in 1990, as amended in 2001 and 2010, or the Copyright Law, and its related Implementing Regulations promulgated in 2002 as amended in 2011 and 2013, creators of protected works enjoy personal and property rights with respect to publication, authorship, alteration, integrity, reproduction, distribution, lease, exhibition, performance, projection, broadcasting, dissemination via information network, production, adaptation, translation, compilation and related activities. The term of a copyright, other than the rights of authorship, alteration and integrity of an author shall be unlimited in time, is life plus 50 years for individual authors and 50 years for corporations.

Patent

The National People’s Congress adopted the PRC Patent Law in 1984, and amended it in 1992, 2000 and 2008. The Patent Law provides for patentable inventions, utility models and designs, which must meet three conditions: novelty, inventiveness and practical applicability. The State Intellectual Property Office under the State Council is responsible for examining and approving patent applications. A patent is valid for a term of twenty years in the case of an invention and a term of ten years in the case of utility models and designs. A third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of patent rights.

Trademark

Trademarks are protected by the PRC Trademark Law which was adopted in 1982 and subsequently amended in 1993, 2001 and 2013 as well as the Implementation Regulation of the PRC Trademark Law adopted by the State Council in 2002 and amended in 2014. The PRC Trademark Office of State Administration of Industry and Commerce is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Registered trademarks remain valid for ten years from the date that registration is approved. A registrant may apply to renew a registration within six months prior to the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark will be deregistered. Renewed registrations remain valid for ten years. Under the PRC Trademark Law, a registered trademark may be transferred between parties upon execution of a transfer agreement and approval and publication by the Trademark Office of the SAIC.

Domain Name

Domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the MIIT. The MIIT is the major regulatory authority responsible for the administration of the PRC Internet domain names, under supervision of which the CNNIC is responsible for the daily administration of.cn domain names and Chinese domain names. CNNIC adopted the “first to file” principle with respect to the registration of domain names.

Regulations Relating to Employment and Social Insurance

Employment

The principal labor laws and regulations in the PRC include the PRC Labor Law, the PRC Labor Contract Law and the Implementation Regulations of the PRC Labor Contract Law. Pursuant to the PRC Labor Law and the PRC Labor Contract Law, if an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. In addition, the PRC Labor Contract Law imposes more stringent requirements on employers with regard to, among others, severance payment and non-fixed-term employment contracts, time limits for probation periods, as well as the duration and the times that an employee can be placed on a fixed-term employment contract. Violations of the PRC Labor Contract Law and the PRC Labor Law may result in liabilities to employees and subject employer to administrative sanctions including fines or, in the case of serious violations, criminal liability.

Social Insurance and Housing Fund

Employers in China are obliged to provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. According to the Social Insurance Law, an employer that fails to make social insurance contributions may be ordered to pay the required contributions within a stipulated deadline and be subject to a late fee. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times the amount overdue. According to the Regulations on Management of Housing Fund, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; otherwise, a petition may be made to a local court for compulsory enforcement.

Regulations on Dividend Distribution

The principal regulations governing the distribution of dividends paid by wholly foreign-owned enterprises include:

•	Company Law promulgated in 1993, as amended in 1999, 2004, 2005 and 2013

•	Wholly Foreign-Owned Enterprise Law promulgated in 1986, as amended in 2000;

•	Wholly Foreign-Owned Enterprise Law Implementation Regulations promulgated in 1990, as amended in 2001 and 2014; and

•	Enterprise Income Tax Law promulgated in 2007, or the EIT Law, and its Implementation Regulations promulgated in 2007.

Under these regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until its cumulative total reserve funds reaches 50% of its registered capital. The board of directors of a wholly foreign-owned enterprise has the discretion to allocate a portion of its after-tax profits to its employee welfare and bonus funds. These reserve funds, however, may not be distributed as cash dividends. Under the EIT Law and its implementation rules, dividends payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise will be subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a lower withholding tax rate.

Regulations Relating to Taxation

Enterprise Income Tax

The EIT Law, was promulgated on March 16, 2007, which became effective January 1, 2008. Under the EIT Law, foreign invested enterprises and domestic companies are subject to a uniform income tax rate of 25% unless otherwise specified. The EIT Law provides a five-year transition period starting from its effective date for those companies which were established before the promulgation date of the EIT Law and which were entitled to a preferential lower tax rate under the then effective tax laws or regulations. In accordance with regulations issued by the State Council, the tax rate of such companies may gradually transit to the uniform tax rate within the transition period.

An enterprise established outside of the PRC with its “de facto management bodies” located within the PRC is considered a PRC resident enterprise, meaning that it shall be treated in a manner similar to a PRC resident enterprise for enterprise income tax purposes. The Implementing Rules to the EIT Law defines “de facto management body” as a managing body that in practice exercises substantial and overall management and control over the production and business operations, personnel and human resources, finance and accounting, and properties of an enterprise.

The SAT issued the Notice Regarding the Determination of Chinese-controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009, as amended and supplemented by the Announcement Regarding the Determination of PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies issued by the SAT on January 29, 2014. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled and offshore-incorporated enterprise is located in China, which include all of the following conditions: (a) senior management personnel and core management departments in charge of the daily operations of the enterprises have their presence mainly in the PRC; (b) their financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) major assets, accounting books and company seals of the enterprises, and minutes and files of their board’s and shareholders’ meetings are located or kept in the PRC; and (d) half or more of the enterprises’ directors or senior management personnel with voting rights habitually reside in the PRC. In addition, the SAT issued the Administrative Measures for Enterprise Income Tax of Chinese-controlled Offshore Incorporated Resident Enterprises (For Trial Implementation) on July 27, 2011, effective from September 1, 2011, or Bulletin 45, providing more guidance on the implementation of Circular 82. Bulletin 45 clarifies matters including PRC resident enterprise status determination, post-determination administration and competent tax authorities etc. Although both Circular 82 and Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals like us, the determining criteria set forth in Circular 82 and Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the PRC tax resident enterprise status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups or by PRC or foreign individuals.

Dividend Withholding Tax

Pursuant to the Enterprise Income Tax Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10% unless the foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a preferential withholding tax rate. In addition, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties (For Trial Implementation), which became effective in October 2009, require that non-resident enterprises must obtain approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations.

Regulations Relating to Overseas Listing

On August 8, 2006, six PRC regulatory agencies, namely MOFCOM, SASAC, SAT, SAIC, the CSRC, and SAFE, jointly adopted the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules purports, among other things, to require offshore special purpose vehicles, or SPVs, formed for overseas listing purposes through acquisitions of PRC domestic companies and directly or indirectly controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings.

Regulations Relating to Foreign Exchange

Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, or the Foreign Exchange Regulations, as amended on August 5, 2008. Under the Foreign Exchange Regulations, Renminbi is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made. Though there are restrictions on the convertibility of Renminbi for capital account transactions, which principally include investments and loans, we generally follow the regulations and apply to obtain the approval of the SAFE and other relevant PRC governmental authorities.

On August 29, 2008, the SAFE promulgated SAFE Circular 142, regulating the conversion by a foreign invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. SAFE Circular 142 requires that the registered capital of a foreign invested enterprise settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within China. In addition, the SAFE strengthened its oversight of the flow and use of the registered capital of a foreign invested enterprise settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without the SAFE’s approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used within the permitted scope. Furthermore, the SAFE promulgated SAFE Circular 59 on November 9, 2010, which tightens the regulation over settlement of net proceeds from overseas offerings and requires that the settlement of net proceeds must be consistent with the description in the prospectus for the relevant offering. The SAFE also promulgated SAFE Circular 45 in November 2011, which, among other things, restricts a foreign-invested enterprise from using Renminbi funds converted from its registered capital to provide entrusted loans or repay loans between non-financial enterprises.

Since SAFE Circular 142 has been in place for more than five years, SAFE decided to further reform the foreign exchange administration system in order to satisfy and facilitate the business and capital operations of foreign invested enterprises, and issued the Circular on the Relevant Issues Concerning the Launch of Reforming Trial of the Administration Model of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises in Certain Areas on August 4, 2014. This circular suspends the application of SAFE Circular 142 in certain areas and allows a foreign-invested enterprise registered in such areas to use the RMB capital converted from foreign currency registered capital for equity investments within the PRC.

On November 19, 2012, SAFE promulgated the Circular on Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, or Circular 59, which became effective on December 17, 2012. Circular 59 substantially amends and simplifies the then current foreign exchange procedures. Under Circular 59, the opening of various special purpose foreign exchange accounts (e.g. pre-establishment expenses account, foreign exchange capital account, guarantee account) no longer requires the approval of SAFE. Reinvestment of Renminbi proceeds by foreign investors in the PRC no longer requires SAFE approval or verification. On May 10, 2013, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration. Institutions and individuals shall register with SAFE and/or its local branches for their direct investment in the PRC. Banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

Regulations on Offshore Investment by PRC Residents

On October 21, 2005, the SAFE issued the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment through Offshore Special Purpose Vehicles, or Circular 75, which became effective on November 1, 2005 and applies retroactively. Under Circular 75, a PRC resident enterprise, or a PRC citizen residing in the PRC or non-PRC citizen primarily residing in the PRC due to his or her economic ties to the PRC, who is referred to as a PRC resident in Circular 75, shall register with the local branch of SAFE before it, he or she establishes or controls an overseas special purpose company for the purpose of overseas equity financing. In addition, when a PRC resident contributes the assets of, or its equity interests in, a domestic enterprise into an overseas special purpose company, or engages in overseas financing after contributing assets or equity interests into an special purpose company, such PRC resident shall register it, his or her interest in the special purpose company and the change thereof with the local branch of SAFE. Further, when the special purpose company undergoes a material event outside of China not involving inbound investments, such as a change in share capital, creation of any security interests on its assets or a merger or division, the PRC resident shall, within 30 days from the occurrence of such event, register such change with the local branch of SAFE. Failure to comply with the registration procedures set forth above may result in restrictions on a PRC subsidiary’ foreign exchange activities and its ability to distribute dividends to the overseas SPV, and penalties, including, being ordered to remit the foreign exchange illegally paid out of China back into China, as well as monetary fines. To further clarify and simplify the implementation of Circular 75, SAFE has issued a series of guidance to its local branches with respect to the operational process for SAFE registration since May 2007.

On July 4, 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or Circular 37, which abolishes Circular 75 and requires PRC residents to register with local branches of SAFE before they use lawful domestic or overseas assets or equity interests to make capital contributions to offshore special purpose companies directly established or indirectly controlled by PRC residents for the purpose of overseas investment or financing. Such PRC residents are also required to amend their registration with the local branches of SAFE in case of changes in the basic information of offshore special purpose vehicles such as the PRC resident individuals, name and business term, or if the offshore special purpose vehicles undergo material events such as capital increases or decreases by PRC resident individuals, transfers or exchanges of shares, mergers or divisions. The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. Circular 37 further requires that PRC residents who have made capital contributions to offshore special purpose companies but have not completed the SAFE registration for overseas investments shall submit detailed explanations to local branches of SAFE for remedial registrations. The local branches of SAFE will examine the legitimacy and justifiability of the application, and will impose punishments if any prior violations of SAFE regulations are discovered. Failure to comply with the registration procedures set forth in SAFE Circular 37 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the increase of its registered capital, the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entities, and may also subject relevant onshore company or PRC residents to penalties under the Foreign Exchange Regulations.

Regulations on Employee Stock Options Plans

In December 2006, the People’s Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, setting forth the respective requirements for foreign exchange transactions by individuals (both PRC and non-PRC citizens) under either the current account or the capital account. In January 2007, SAFE issued implementing rules for the Administrative Measures of Foreign Exchange Matters for Individuals. Under these regulations, all foreign exchange matters pertaining to employee stock ownership plans, stock option plans or related plans in which onshore individuals participate require the approval of the SAFE or its authorized branch.

In February 2012, SAFE promulgated the Notice on the Administration of Foreign Exchange Matters for Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies, or Circular 7. Under Circular 7, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with the SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly-listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes.

Circular 37 further provides that, if an overseas non-listed special purpose company implements equity incentives to the directors, supervisors, senior management of, or other employees establishing employment or labor relationships with, the onshore companies directly or indirectly controlled by such special purpose company by granting its own share or option, the PRC residents may apply to the SAFE or its local branches for special purpose company registration before they exercise the options.

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information relating to our directors and executive officers as of the date of this prospectus.

Name	Age	Position
Wayne Wei-Ming Dai, Ph.D	57	Chairman of the Board of Directors, Chief Executive Officer and President
Xiaoning (Shannon) Gao	45	Chief Financial Officer
Sheng Wu	42	Vice President, Logistics Operations and Procurement
Haocheng (Victor) Fan	40	Vice President, Engineering Operations
Datong Chen, Ph.D	59	Director
Marco Landi	71	Director
Terrence McCarthy	70	Director
Soo Boon Quek	64	Director
Yunbei (Ben) Yu, Ph.D	44	Director

Wayne Wei-Ming Dai, Ph.D. founded our company in August 2001 and has served as a member of the board of directors, Chief Executive Officer and President since then. Prior to our founding, Mr. Dai was the Co-Chairman and Chief Technology Officer of Celestry Technologies, Inc., a design services company, which was acquired by Cadence Design Systems in 2002. Prior to that, he was the founder, chairman of the board of directors, and Chief Executive Officer of Ultima Interconnect Technology, Inc., a semiconductor design tool company and one of the predecessor companies to Celestry. Mr. Dai was the founding Chairman of the IEEE Multi-Chip Module Conference and the founding Chairman of IEEE Symposium on IC/Package Design Integration. He was an Associate Editor for IEEE Transactions on Circuits and Systems and an Associate Editor for IEEE Transactions on VLSI Systems. In 1990, he received the Presidential Young Investigator Award from the President of the United States. Mr. Dai received both his bachelor’s degree in computer science and Ph.D. degree in electrical engineering from the University of California at Berkeley.

Xiaoning (Shannon) Gao has served as our Chief Financial Officer since April 2014. Prior to joining us, from March 2010 until February 2014, she served as Chief Financial Officer of Spreadtrum Communications, Inc., a fabless semiconductor company in China which was acquired by Tsinghua Unigroup Ltd. in 2013. Prior to joining Spreadtrum in 2001, Ms. Gao held management roles in various certified public accounting firms in the United States. She is a Certified Public Accountant in the State of California. Ms. Gao received a bachelor’s degree in engineering economics from Harbin Institute of Technology and a master’s degree in accounting from the University of Toledo.

Sheng Wu has served as our Corporate Vice President, Logistics Operations and Procurement since April 2014. In this capacity, he is responsible for all aspects of the logistics of our turnkey products business, including engaging with wafer foundries and packaging and testing vendors. From September 2012 through April 2014, he was our Corporate Vice President, Production and Procurement. Prior to joining us, from January 2007 to September 2012, Mr. Wu was a director of procurement and logistics for Shanghai Huahong IC Co., Ltd., which is one of the largest IDMs in China. Prior to joining Shanghai Huahong IC Co., Ltd., Mr. Wu held a variety of managerial positions at Apple Inc. in their Asia purchase and operations center. Prior to joining Apple, Mr. Wu led the purchasing and operations team for Fluke Corp., a manufacturer for industrial testing equipment. He is a fellow of The China Federation of Logistics and Purchasing. Mr. Wu received his bachelor’s degree in precision instruments from Hefei University of Technology and his master’s degree in business administration from Fudan University.

Haocheng (Victor) Fan has served as our Corporate Vice President, Engineering Operation and Head of our Project Management Office since July 2014. In this capacity, he is responsible for the pre-sales and post-sales activities with our turnkey customers. From July 2011 to March 2014, Mr. Fan held management positions in our Project Management Office. Prior to joining us, Mr. Fan was a senior manager of the hardware department of RealVision, Inc., which develops display-related products based on SoC technology from 2007 to 2011. Mr. Fan received a bachelor’s degree in electrical engineering and a master’s degree in micro-electronics circuits and systems from Shanghai Jiatong University.

Datong Chen, Ph.D. has served as a member of our board of directors since September 2012. Mr. Chen currently serves as an alternate director of Semiconductor Manufacturing International Corporation, a semiconductor foundry in China. He is currently a managing partner of WestSummit Capital, a global venture capital firm, which he co-founded in 2009. Prior to founding WestSummit Capital, he was a venture partner at Northern Light Venture Capital. In 2001, Mr. Chen co-founded Spreadtrum Communications, Inc. Prior to co-founding Spreadtrum, he was a co-founder and senior vice president for Omnivision Technologies, Inc., a developer of CMOS image sensors. He holds over 34 U.S. and European patents. Mr. Chen received his bachelor’s degree in semiconductor devices and physics, master’s degree in microelectronics and Ph.D. in microelectronics from Tsinghua University and served as a post-doctoral researcher at the University of Illinois and Stanford University.

Marco Landi has served as a member of our board of directors since July 2006. From 2006 to 2011, Mr. Landi was president of Enerqos S.p.A., a renewable energy company. From 2004 to 2009, until its acquisition by Parrot S.A., a wireless product manufacturer, Mr. Landi served as Chairman of the supervisory board of DiBcom, a fabless semiconductor company. From 1998 to 2000, Mr. Landi was the President of Europe, Middle East and Africa for BMC Software Inc., a software company. From 1994 to 1997, he held numerous senior positions at Apple Computer, Inc., including president of Europe, Middle East and Africa, chief operating officer and president. Before that, Mr. Landi spent 25 years with Texas Instruments in various positions, including as President and General Manager of TI Europe and President of TI Asia. Mr. Landi is currently a member of the advisory board of WI Harper Group, a leading venture capital firm. Mr. Landi received his bachelor’s degree in electrical engineering from the University of Bologna, Italy.

Terrence McCarthy has served as a member of our board of directors since July 2014. Since 2005, Mr. McCarthy has been a managing member and investor of TriUnited Investors, LLC, an oil operator for oil leases. Mr. McCarthy served as a member of the board of a directors of Hanwha Solar One, formerly Solarfun Power Holdings Co., Ltd., a renewable energy company, from November 2006 to March 2009 and then from November 2009 to September 2010, its audit committee chairman from November 2006 to March 2009, and its director and interim chief financial officer from March 2009 to November 2009. Mr. McCarthy also served as a member of the board of directors and was the chair of the audit committee of Pactera Technology International Ltd., an IT consulting and outsourcing company, from May 2007 through March 2014. He also served as a member of the board of directors and audit committee chairman of Agria Corporation, an agriculture company, from 2007 to 2010. From 1985 to 2006, Mr. McCarthy worked for Deloitte & Touche LLP in San Jose, California in various roles as a managing partner, tax partner-in-charge and client services partner. Mr. McCarthy received a bachelor’s degree in business from Pennsylvania State University, a master’s degree in taxation from Golden Gate University and a master’s degree in business administration from the University of Southern California.

Soo Boon Quek has served as a member of our board of directors since November 2009. She also serves a member of the board of directors of u-blox AG, a wireless semiconductor company for the automotive, industrial and consumer markets, as well as other privately-held companies. In 1999, Ms. Quek co-founded iGlobe Partners, a venture capital fund which is sponsored by the Economic Development Board of Singapore, and serves as a managing partner. Prior to founding iGlobe Partners, she held executive management positions with Vertex Inc., the venture capital arm of Singapore Technologies. She is a member of the Singapore Chinese Chamber of Commerce. Ms. Quek received her bachelor’s degree in mathematics from King’s College, University of London.

Yunbei (Ben) Yu, Ph.D. has served as a member of our board of directors since June 2006. Since March 2008, Mr. Yu has also served on the board of InvenSense, Inc., a leading provider of sensor SoCs, and also currently serves on the boards of several other privately-held companies. Mr. Yu has served as a venture partner or managing director at Sierra Ventures, a venture capital firm, since April 2000. Prior to joining Sierra Ventures, he worked from 1997 to 2000 at 3Com Corporation, an electronics manufacturer, where he held a number of engineering and project management positions. He received his bachelor’s degree in engineering from the University of Western Australia and a Ph.D. degree in electrical engineering from Princeton University.

Other Significant Employees

Set forth below is certain information relating to some of our other significant employees.

WenQian (Emma) Shi has served as our Corporate Vice President, Financial Controller since joining us in 2006. Before joining us, Ms. Shi was Finance Controller of Essentra PLC, a supplier of plastic and fibre products, from 2004 to 2006. Prior to that, Ms. Shi was a financial manager of Hewlett Packard Shanghai from 2001 to 2004. Ms Shi worked at Ernst & Young Huaming LLP, a registered public accounting firm, as an audit manager from 1998 to 2001. Ms. Shi received a bachelor’s degree in international accounting from Shanghai University of Finance and Economics. Ms Shi is a certified public accountant in the State of Washington and is a member of the American Institution of Certified Public Accountants.

Nianfeng Li is Corporate Vice President, Special Assistant to the Chief Executive Officer. In this capacity, Mr. Li manages special projects on behalf of the Chief Executive Officer and heads the committee which analyzes and selects NRE design projects to pursue. Mr. Li previously headed the Program Management Office and Design Methodology departments. Prior to joining us in April 2005, Mr. Li held various management and technical lead positions at Synopsys, an EDA company, from 1995 to 2005. Mr. Li received his bachelor’s degree in electrical engineering at Wuhan University and master’s degree in electrical engineering at Academia Science.

Paul Werp has served as our Corporate Vice President, Business Development, Strategic Customers since May 2014. Prior to joining us, from 2011 to 2014, Mr. Werp consulted with leading technology companies focused in the semiconductor systems and IP areas. From 2007 to 2011, Mr. Werp was Vice President, General Manager at ST Ericsson. Prior to joining ST Ericsson, Mr. Werp was Business Director of Texas Instrument’s Mobile Connectivity Solutions group. Mr. Werp also served as the worldwide director for Texas Instrument’s Cellular Systems Group. Mr. Werp received his bachelor’s degree in electrical engineering from the University of Kansas and master’s degree in business administration from Southern Methodist University.

Chun Tsai (Jonser) Chan is Corporate Vice President and General Manager of VeriSilicon Taiwan. Prior to joining us in 2003, Mr. Chan was a General Manager of Taiwan at Celestry Design Technologies. Prior to joining Celestry in 2001, Mr. Chan founded Cache Technology which was a distributor of EDA tools and which was acquired by HwaCom System Company, a broadband system integrator. Prior to that, Mr. Chan worked at Synopsys, first as manager of application engineering responsible for support and services in Greater China from 1991 through 1997, and then as director of professional services group from 1997 through 1998. Mr. Chan received his bachelor’s degree in electrical engineering from National Cheng Kung University in Taiwan.

Arnaldo Malavasi is Corporate Vice President and General Manager of VeriSilicon Europe. Prior to joining us in 2006, Mr. Malavasi held managerial positions at Esterel Technologies, a code generation tools company and Mentor Graphics, an electronic hardware and software design solutions company, and various technical and marketing positions at Texas Instruments and Alcatel-Lucent. Mr. Malavasi received his bachelor’s degree in electrical engineering with honors from the Royal University of Malta and master’s degree in micro-electronics systems design from Brunel University, London.

Gaku Ogura is Corporate Vice President and General Manager of VeriSilicon Japan. Prior to joining us in 2012, Mr. Ogura was a Technical Marketing Manager at Infineon Technologies AG in Japan responsible for product and technical marketing of ASIC and power IC products in various markets including smart grid security and industrial automation. Between 2009 and 2010, Mr. Ogura served as a Marketing Manager for Renesas Electronics. From 2002 to 2009, Mr. Ogura served as Senior Marketing Manager for NEC Electronics America. Mr. Ogura received his bachelor’s degree and master’s degree in material engineering from Tohoku University in Japan.

William (Bill) Da Jin Wang is Corporate Vice President, Business Development, Foundry Partnerships and General Manager of VeriSilicon U.S. Mr. Wang joined us as VP of Sales North America in 2003, and had also served as General Manager of VeriSilicon Japan and Mixed Signal Platform Division. Prior to joining us, from 1996 to 2003, Mr. Wang held various sales management roles with Mentor Graphics, Virtual Silicon, a semiconductor IP company, and ClickServices, a wireless infrastructure software company. Mr. Wang started his career in the semiconductor industry in 1988 and has had design and product engineering roles with LSI Logic and Integrated Device Technology. Mr. Wang received his bachelor’s degree in electrical engineering and computer science from University of California at Berkeley and his master’s degree in electrical engineering and engineering management from Stanford University.

ShouMei (James) Jiang is Corporate Vice President of Engineering, Design Services. Prior to joining us in 2001, Mr. Jiang was a Senior Design Manager at Trident Multimedia Technologies, a fabless semiconductor company from 1998 to 2000. Prior to joining Trident, Mr. Jiang was team leader of the library development, device modeling and design tools flow at China HuaJing Electronic Group Corporation, an integrated design manufacturer in China. Mr. Jiang received his bachelor of science degree in electronics engineering from Fudan University, China and his executive master’s degree in business administration from Shanghai Jiao Tong University.

Prasad Kalluri is Corporate Vice President of Engineering for ZSP Architecture and Systems. Prior to joining us in 2006, Mr. Kalluri was Senior Director of Engineering and acting General Manager of the ZSP division at LSI Logic Corporation where he worked from 1998 to 2006. Prior to LSI Logic Corporation, Mr. Kalluri served as Senior Design Engineer at Motorola from 1993 to 1998. He received his bachelor’s degree in instrumentation and control engineering from the University of Pune, India and master’s degree in electrical engineering from Texas A&M University.

Hao (Howard) Tang has served as Vice President of Engineering, Mixed Signal IP Platform Division since 2010. Prior to joining us in 2010, Mr. Tang served as the chief technology officer at NewVision, Inc., a provider of TFT driver integrated circuits, from 2008 to 2009, and the Vice President of Engineering at Shanghai Belling Co. Ltd., an analog product company, from 2006 to 2008. Mr. Tang has also held a variety of the engineering and management positions with Motorola, National Semiconductor Corporation, and Maxim Integrated Products. Mr. Tang received his bachelor’s degree in electrical engineering from Fudan University and master’s degree in electrical engineering from University of Utah.

JinSong (Jensen) Zhang is our Vice President, Engineering for embedded software. Prior to joining us in 2006, Mr. Zhang served as Engineering Director at LSI Logic Corporation after its acquisition of C-CUBE, where he worked from 1998. Prior to joining C-CUBE, Mr. Zhang served as the digital research and development manager of Beijing Peony Electronic Group, an electronics manufacturer. Mr. Zhang received his bachelor’s degree in physics from Fudan University.

Board of Directors

We have a board of nine directors. Currently there are six directors on the board of directors and three vacancies. The number of directors may be changed by resolution of our board of directors.

We will have a staggered board following the completion of the offering, at which time our directors will be divided into three classes, designated as Class I, consisting of two directors, Class II, consisting of two directors, and Class III, consisting of two directors, with no more than one class eligible for reelection at any annual shareholder meeting. The two Class I directors will initially be elected for a term expiring on the date of our 2015 annual shareholder meeting and thereafter will be elected to serve terms of three years. The two Class II directors will initially be elected for a term expiring on the date of our 2016 annual shareholder meeting and thereafter will be elected to serve terms of three years. The two Class III directors will initially be elected for a term expiring on the date of our 2017 annual shareholder meeting and thereafter will be elected to serve terms of three years. The division of our board of directors into three classes with staggered three year terms may delay or prevent a change of our management or a change in control.

The following table sets forth the names and classes of our directors following the completion of the offering:

Class I director	Class II director	Class III director

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. Our company has the right to seek damages if a duty owed by our directors is breached. You should refer to “Description of Share Capital—Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

Board Practices

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee. Our audit committee consists of Terrence McCarthy,             , and              and is chaired by Mr. McCarthy. Our board of directors has affirmatively determined that each member of our audit committee satisfies the “independence” requirements of Rule 5605(a)(2) of the NASDAQ Stock Market Rules and meets the independence standards under Rule 10A-3 under the Exchange Act. In addition, our board of directors has determined that Mr. McCarthy qualifies as an “audit committee financial expert” within the meaning of Item 407(d) of Regulation S-K under the Securities Act of 1933, as amended, and has the requisite financial sophistication as defined under the applicable rules and regulations of NASDAQ.

The audit committee will be responsible for, among other things:

•	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•	setting clear hiring policies for employees and former employees of the independent auditor;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•	reviewing and approving all related party transactions;

•	reviewing and discussing the annual audited financial statements and any quarterly financial statements with management and the independent registered public accounting firm;

•

timely reviewing reports submitted by the independent auditor and management regarding all critical accounting policies and practices to be used by our company, all alternative treatments of financial information within U.S. GAAP that have been discussed with management and all other material written communications between the independent auditor and management;

•

establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; and

•	annually reviewing and reassessing the adequacy of our audit committee charter.

Compensation Committee. Our compensation committee consists of                     . Our board of directors has affirmatively determined that each member of our compensation committee satisfies the “independence” requirements of an independent director under the requirements of the NASDAQ Stock Market Rules.

The compensation committee will be responsible for, among other things:

•	reviewing and approving the total compensation package for our chief executive officer;

•	reviewing and making recommendations to the board with respect to the total compensation package of our other executive officers;

•	overseeing and approving all welfare, benefit, pension or other plans related to compensation of current or former employees, including equity-based compensation plans; and

•	evaluating and making recommendations to the board with respect to compensation of our directors.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee currently consists of                     . Our board of directors has determined that             ,             , and              satisfy the “independence” requirements of the NASDAQ Stock Market Rules. The nominating and corporate governance committee will be responsible for, among other things:

•	making recommendations to the board of directors regarding qualified individuals to become new directors as needed;

•	making recommendations to the board regarding assignment of board members to various board committees;

•	establishing, or reviewing and monitoring our code of conduct and ethics;

•	developing, reviewing and confirming compliance with our corporate governance policies; and

•	overseeing self-evaluations by our board.

Terms of Directors and Executive Officers

Our officers are elected by and serve at the discretion of the board. Our board of directors will be divided into three classes with staggered three year terms. See “—Board of Directors” above for more information. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) dies or is found by our company to be of unsound mind.

Compensation of Directors and Executive Officers

In 2013, the aggregate cash compensation, including performance-based bonuses, paid to our directors and executive officers as a group was $0.9 million. Such amounts included contributions we made to such officers’ pension, medical insurance, unemployment insurance, housing fund and other statutory benefits as required by PRC laws, which totaled $0.02 million in 2013. For share incentive grants to our executive officers and directors, see “—2002 Share Plan” and “—2012 Equity Incentive Plan” below.

PRC Compensation

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension insurance, medical insurance, unemployment insurance, maternity insurance, job-related injury insurance and housing fund. We are required by PRC laws to make contributions to employee social security plans at specified percentages of the salaries, bonuses and certain allowances of our employees.

2002 Share Plan

In November 2002, we adopted our 2002 Share Plan, or the 2002 Plan, to attract, motivate, retain, and reward selected employees and other eligible service providers, and to promote the success of our business. As of June 30, 2014, no ordinary shares remained available for future awards to be granted pursuant to the 2002 Plan. Certain options will remain outstanding under the 2002 Plan until they expire or otherwise terminate.

The following paragraphs summarize the terms of the 2002 Plan that apply to outstanding awards.

Plan Administration. The plan is administered by our board or a committee appointed by our board.

Awards. We have granted options under the 2002 Plan. Each option has been designated in the award agreement as either an incentive stock option or a non-statutory stock option.

Award Agreement. Each option is subject to all applicable terms and conditions of the 2002 Plan and to other terms and conditions that are not inconsistent with the 2002 Plan and have been included in the applicable award agreement.

Exercise Price. The exercise price of each option was determined by the administrator in accordance with the 2002 Plan.

Eligibility. We have granted incentive stock options only to employees of the company and its subsidiaries. Non-statutory stock options have been granted to our employees, directors, consultants and other service providers and to those of our related entities.

Term of the Awards. The term of each outstanding option has been determined by the plan administrator and stated in the award agreement, and cannot, subject to limited exemptions for individuals located in the PRC, exceed 10 years from the date of grant. In the case of an incentive stock option granted to an employee who, at the time the option is granted, owns shares representing more than 10% of the voting power of all classes of shares of our company or any parent or subsidiary of our company, the term of the incentive stock option cannot exceed five years from the date of grant.

Exercisability. Each award agreement specifies the date or dates on which all or any portion of the option is to vest and become exercisable.

Transfer Restrictions. Shares issued upon the exercise of an option or awarded or sold pursuant to share purchase rights are subject to such forfeiture conditions, rights or repurchase or redemption, rights of first refusal, and other transfer restrictions as the administrator determined.

Termination of Employment or Service. In the event that an option holder ceases employment with us or ceases to provide services to us, the option may be exercised following the termination of employment or service to the extent provided in the award agreement.

Termination and Amendment of the Plan. The administrator has the authority to amend, suspend or terminate the plan, subject to shareholder approval with respect to certain amendments. However, no suspension or termination shall adversely affect any rights under awards previously granted. No shares are available for future grants under the 2002 Plan.

As of the date of this prospectus, we have granted our employees, directors, officers and other eligible service providers options to purchase 20,671,222 ordinary shares under the 2002 Plan, with exercise prices ranging from $0.10 to $0.52 per ordinary share.

2012 Equity Incentive Plan

In January 2013, we adopted our 2012 Equity Incentive Plan, or the 2012 Plan, in order to align the interests of our members and award recipients, to advance our interests by attracting and retaining directors, officers, employees and other service providers and to motivate such persons to act in the long-term best interests of the company and its members.

Eligible Participants. All persons who are, or are expected to become, officers, directors, employees, consultants, agents and independent contractors of the company or any of our subsidiaries are eligible to receive awards under the 2012 Plan. The compensation committee determines the participants under the 2012 Plan.

Shares Authorized. As of the date of this prospectus, the maximum number of ordinary shares that may be delivered pursuant to awards granted under the 2012 Plan will not exceed             shares, subject to adjustment for share splits and other similar changes in capitalization. The number of available shares will be reduced by the aggregate number of shares that become subject to outstanding awards granted under the 2012 Plan. To the extent that shares subject to an outstanding award granted under the 2012 Plan or the 2002 Plan are not issued or delivered by reason of the expiration, termination, cancellation or forfeiture of such award or by reason of the settlement of such award in cash, then such shares will again be available under the 2012 Plan. As of the first day of each year beginning on or after January 1,         , the number of shares available for all awards under the 2012 Plan, other than incentive stock options, will automatically increase by     % of the number of shares that are issued and outstanding as of that date, unless the compensation committee approves an increase of a lesser percentage prior to that date.

Award Types. Awards include non-qualified and incentive stock options, share appreciation rights, bonus shares, restricted shares, restricted share units and performance units any or all of which, other than bonus shares, may be made contingent upon the achievement of performance criteria. The compensation committee has the discretionary authority to determine the size of an award.

Administration. The compensation committee interprets, construes and administers the 2012 Plan. The compensation committee’s interpretation, construction and administration of the 2012 Plan and all of its determinations thereunder shall be final, conclusive and binding on all persons. The compensation committee has the authority to determine the participants in the 2012 Plan, the form, amount and timing of any awards, the performance goals, if any, and all other terms and conditions pertaining to any award. The compensation committee may take any action such that (i) any outstanding options and share appreciation rights become exercisable in part or in full, (ii) all or any portion of a restriction period on any restricted shares or restricted share units shall lapse, (iii) all or a portion of any performance period applicable to any performance-based award shall lapse and (iv) any performance measures applicable to any outstanding award be deemed satisfied at the target level or any other level. The compensation committee may delegate some or all of its powers and authority to the Chief Executive Officer and President or other executive officer as the compensation committee deems appropriate, except for awards granted to an officer who is subject to Section 16 of the Exchange Act. Only the compensation committee may make decisions concerning the timing, pricing or amounts of an award to such officers.

Options and Share Appreciation Rights. The 2012 Plan provides for the grant of options and share appreciation rights. Options may be either tax-qualified incentive stock options or non-qualified options. The compensation committee will determine the terms and conditions to the exercisability of each option and share appreciation right. The period for the exercise of a non-qualified option or share appreciation right will be determined by the compensation committee provided that no option may be exercised later than ten years after its date of grant. The exercise price of a non-qualified option and the base price of a share appreciation right will not be less than 100% of the fair market value of an ordinary share on the date of grant, provided that the base price of a share appreciation right granted in tandem with an option will be the exercise price of the related option. A share appreciation right entitles the holder to receive upon exercise (subject to tax withholding in respect of an employee) our ordinary shares (which may be restricted shares) with a value equal to the difference between the fair market value of an ordinary share on the exercise date and the base price of the share appreciation right.

Each incentive stock option will be exercisable for not more than ten years after its date of grant, unless the optionee owns greater than ten percent of the voting power of all shares of our capital stock (a “ten percent holder”), in which case the option will be exercisable for not more than five years after its date of grant. The exercise price of an incentive stock option will not be less than the fair market value of an ordinary share on its date of grant, unless the optionee is a ten percent holder, in which case the option exercise price will be the price required by the Code, currently 110% of fair market value.

Upon exercise, the option exercise price may be paid in cash, by the delivery of previously owned ordinary shares, share withholding or through a cashless exercise arrangement, to the extent permitted in the award agreement. All of the terms relating to the exercise, cancellation or other disposition of an option or share appreciation right upon a termination of employment, whether by reason of disability, retirement, death or any other reason, shall be determined by the compensation committee.

Share Awards. The 2012 Plan provides for the grant of share awards. The compensation committee may grant a share award either as a restricted share award or a restricted share unit award and, in either case, the compensation committee may determine that such award shall be subject to the attainment of performance measures over an established performance period. All of the terms relating to the satisfaction of performance measures and the termination of a restriction period, or the forfeiture and cancellation of a share award upon a termination of employment, whether by reason of disability, retirement, death or any other reason, will be determined by the compensation committee. The compensation committee may also grant bonus share awards, which are not subject to any vesting or performance conditions.

The agreement awarding restricted share units will specify whether such award may be settled in ordinary shares, cash or a combination thereof and whether the holder will be entitled to receive dividend equivalents, on a current or deferred basis, with respect to such award. Prior to settlement of a restricted share unit, the holder of a restricted share unit will have no rights as a member. Unless otherwise set forth in a restricted share award agreement, the holder of restricted shares will have rights as our shareholder, including the right to vote and receive dividends with respect to the restricted shares, except that distributions other than regular cash dividends and regular cash dividends with respect to restricted shares subject to performance-based vesting conditions will be held by us and will be subject to the same restrictions as the restricted shares.

Performance Unit Awards. The 2012 Plan also provides for the grant of performance unit awards. Each performance unit is a right, contingent upon the attainment of performance measures within a specified performance period, to receive a specified cash amount or ordinary shares, which may be restricted shares, having a fair market value equal to such cash amount. Prior to the settlement of a performance unit award in ordinary shares, the holder of such award will have no rights as our shareholder with respect to such shares. Performance units will be non-transferable and subject to forfeiture if the specified performance measures are not attained during the specified performance period. All of the terms relating to the satisfaction of performance measures and the termination of a performance period, or the forfeiture and cancellation of a performance unit award upon a termination of employment, whether by reason of disability, retirement, death or any other reason, will be determined by the compensation committee.

Performance Goals. Under the 2012 Plan, the vesting or payment of performance-based awards will be subject to the satisfaction of certain performance goals. The performance goals applicable to a particular award will be determined by the compensation committee at the time of grant. The performance goals may be one or more of the following corporate-wide or subsidiary, division, operating unit or individual measures, stated in either absolute terms or relative terms, such as rates of growth or improvement: the attainment by an ordinary share of a specified fair market value for a specified period of time, earnings per share, return to shareholders (including dividends), return on assets, return on equity, our earnings before or after taxes and/or interest, revenue, expenses, market share, cash flow or cost reduction goals, interest expense after taxes, return on investment, return on investment capital, return on operating costs, economic value created, operating margin, gross margin, achievement of annual operating profit plans, net income before or after taxes, pretax earnings before interest, depreciation and/or amortization, pretax operating earnings after interest expense and before incentives, and/or extraordinary or special items, operating earnings, net cash provided by operations, and strategic business criteria, consisting of one or more objectives based on meeting specified market penetration, geographic business expansion goals, cost targets, days sales outstanding goals, customer satisfaction, reductions in errors and omissions, reductions in lost business, management of employment practices and employee benefits, supervision of litigation and information technology, quality and quality audit scores, productivity, efficiency, and goals relating to acquisitions or divestitures, or any combination of the foregoing.

Amendment or Termination of the 2012 Plan. The board may amend or terminate the 2012 Plan as it deems advisable, subject to any requirement of shareholder approval required by law, rule or regulation. The 2012 Plan will terminate automatically on January 3, 2023.

Change in Control. In the event of a change in control, the board may, in its discretion, (1) provide that (A) some or all outstanding options and share appreciation rights shall immediately become exercisable in full or in part, either immediately or upon a subsequent termination of employment, (B) the restriction period applicable to some or all outstanding share awards shall lapse in full or in part, either immediately or upon a subsequent termination of employment, (C) the performance period applicable to some or all outstanding awards shall lapse in full or in part, and (D) the performance measures applicable to some or all outstanding awards shall be deemed to be satisfied at the target or any other level, (2) require that shares of stock of the corporation or other entity resulting from such change in control, or a parent corporation thereof, be substituted for some or all of our shares subject to an outstanding award, and/or (3) require outstanding awards, in whole or in part, to be surrendered by the holder, and to be immediately cancelled, and to provide for the holder to receive (A) a cash payment in an amount equal to (i) in the case of an option or share appreciation right, the number of our shares then subject to the portion of such option or share appreciation right surrendered, whether vested or unvested, multiplied by the excess, if any, of the fair market value of an ordinary share as of the date of the change in control, over the purchase price or base price per ordinary share subject to such option or share appreciation right, (ii) in the case of a share award, the number of ordinary shares then subject to the portion of such award surrendered, whether vested or unvested, multiplied by the fair market value of an ordinary share as of the date of the change in control, and (iii) in the case of a performance unit award, the value of the performance units then subject to the portion of such award surrendered, whether vested or unvested; (B) shares of capital stock of the corporation resulting from such change in control, or a parent corporation thereof, having a fair market value not less than the amount determined under clause (A) above; or (C) a combination of the payment of cash pursuant to clause (A) above and the issuance of shares pursuant to clause (B) above.

As of June 30, 2014, we have granted our employees, including our directors and officers, options to purchase 4,587,916 ordinary shares of our company under the 2012 Plan, with exercise prices ranging from $0.56 to $1.39 per ordinary share.

The table below sets forth the option grants made to our directors and executive officers pursuant to either the 2002 Share Plan or the 2012 Plan and which are outstanding as of June 30, 2014:

Name	Number of Shares to be Issued upon Exercise of Options	Per Ordinary Share Exercise Price	Date of Grant	Date of Expiration
Wayne Wei–Ming Dai	179,251	$0.18	June 21, 2010	June 20, 2020
	1,290,361	$0.18	June 21, 2010	June 20, 2020
	356,916	$0.63	April 22, 2013	April 21, 2023
	800,000	$1.39	May 22, 2014	May 22, 2024
Xiaoning (Shannon) Gao	*	$1.39	May 22, 2014	May 22, 2024
Sheng Wu	*	$0.52	October 24, 2012	October 23, 2022
		$1.04	January 23, 2014	January 23, 2024
Haocheng (Victor) Fan	*	$0.41	October 26, 2011	October 25, 2021
		$1.04	January 23, 2014	January 23, 2024
		$1.39	May 22, 2014	May 22, 2024
Marco Landi	*	$0.20	October 12, 2006	October 11, 2016

*	Upon exercise of all options granted, would beneficially own less than 1% of our outstanding ordinary shares.

PRINCIPAL SHAREHOLDERS

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of September 30, 2014 by:

•	each of our directors;

•	each of our executive officers;

•	each of our executive officers and directors as a group; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to the ordinary shares. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of September 30, 2014, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. Numbers and applicable percentages are based on 69,086,043 ordinary shares outstanding as of September 30, 2014, assuming (i) conversion of all of our Preference Shares into 51,818,154 ordinary shares, and (ii) the exercise for cash of all warrants to purchase our Series E Preference Shares and the resulting conversion into 794,432 ordinary shares, which warrants would otherwise expire upon the completion of this offering. The table below does not reflect the exercise of the underwriters’ option to purchase up to an additional              ADSs.

Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws. Unless otherwise indicated, the address for each person named in the table below is c/o VeriSilicon Holdings Co., Ltd., Room 20A, No. 560 Songtao Road, Zhangjiang Center, Zhangjiang Hi-Tech Park, Pudong New Area, Shanghai, PRC 201203.

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Beneficially Owned After This Offering
	Number	Percent	Number	Percent
Directors and Executive Officers:
Wayne Wei–Ming Dai(1)	4,112,039	5.95%
Xiaoning (Shannon) Gao	*	*
Sheng Wu	*	*
Haocheng (Victor) Fan	*	*
Datong Chen(2)	3,478,620	5.03%
Marco Landi	*	*
Terrence McCarthy	*	*
Soo Boon Quek(3)	2,511,003	3.63%
Yunbei (Ben) Yu, Ph.D	*	*
All Directors and Executive Officers as a group(4)	10,346,967	14.98%

Principal Shareholders:
Austin Ventures IX, L.P.(5)	8,351,850	12.09%
Sierra Ventures(6)	8,351,850	12.09%
VantagePoint Venture Partners 2006 (Q), L.P.(7)	4,247,681	6.15%
Walden Riverwood Ventures, L.P.(8)	3,766,700	5.45%
Pudong Science and Technology Investment (Cayman) Co., Ltd.(9)	3,570,000	5.17%
Jovial Victory Limited(2)	3,478,620	5.03%

*	Shares underlying vested options represent less than 1% of our total outstanding ordinary shares.

(1)

Includes (a) 120,513 ordinary shares issuable within 60 days of September 30, 2014 upon the exercise of options, (b) 823,898 ordinary shares held jointly by Dr. Dai and his wife, Joanne Yuhwa Liu, and (c) excludes 71,145 ordinary shares and a warrant to purchase 1,680 ordinary shares held jointly by Dr. Dai’s parents, who do not live in the same household as Dr. Dai. Dr. Dai disclaims beneficial ownership of ordinary shares and warrants to purchase ordinary shares held by his parents.

(2)

Consists of ordinary shares held by Jovial Victory Limited. Jovial Victory Limited is owned solely by WestSummit Global Technology Fund, L.P. The general partner of WestSummit Global Technology Fund, L.P. is WestSummit Global Technology GP, Ltd. Raymond Lei Yang and Datong Chen are the managing partners of WestSummit Global Technology GP, Ltd., and may be deemed to have voting and/or dispositive power over the shares held by Jovial Victory Ltd. Each managing partner disclaims beneficial ownership of the shares held by Jovial Victory Ltd., except to the extent of his proportionate partnership interest therein. The business address of Mr. Chen is A-3805 Fortune Centre, No. 7, East Third Ring Middle Road, Chaoyang District, Beijing, China, 100020.

(3)

Includes (a) 2,265,594 ordinary shares, and a warrant to purchase 52,918 ordinary shares held by iGlobe Partners Fund, L.P. and (b) 27,433 ordinary shares and a warrant to purchase 58 ordinary shares held by iGlobe Partners LLC. The general partner of iGlobe Partners Fund L.P. is iGlobe Partners LLC. The managing member of iGlobe Partners LLC is Ms. Quek and she may be deemed to have voting and/or dispositive power over the shares held by iGlobe Partners Fund, L.P. and iGlobe Partners LLC. Ms. Quek disclaims beneficial ownership of the shares held by iGlobe Partners Fund, L.P. or iGlobe Partners LLC, except to the extent of her proportionate partnership interest therein. The business address of Ms. Quek is 11 Biopolis Way, Helios #09-03, Singapore 138667.

(4)	Includes (a) 366,178 ordinary shares issuable within 60 days of September 30, 2014 upon the exercise of options and (b) warrants to purchase 52,976 ordinary shares.
(5)

Consists of 8,189,578 ordinary shares and a warrant to purchase 162,272 ordinary shares held by Austin Ventures IX, L.P., or AV IX. AV Partners IX, L.P., or AVP IX LP, the general partner of AV IX, and AV Partners IX, LLC, or AVP IX LLC, the general partner AVP IX LP, may be deemed to share voting and dispositive powers over the shares held by AV IX. Joseph C. Aragona, Kenneth P. DeAngelis, John D. Thornton and Christopher A. Pacitti are members of AVP IX LLC and may be deemed to share voting and dispositive power over the shares held by AV IX. Such persons and entities disclaim beneficial ownership of shares held by AV IX, except to the extent of any pecuniary interest therein. The address of AV IX is 300 West 6th Street, Suite 2300, Austin, Texas 78701.

(6)

Consists of (a) 6,539,859 ordinary shares and a warrant to purchase 130,009 ordinary shares held by Sierra Ventures VIII-A, L.P., (b) 1,335,514 ordinary shares and a warrant to purchase 26,520 ordinary shares held by Sierra Ventures VII, L.P., (c) 220,458 ordinary shares and a warrant to purchase 3,938 ordinary shares held by Sierra Ventures Associates VIII, LLC, as nominee for its members, (d) 64,058 ordinary shares and a warrant to purchase 1,274 ordinary shares held by Sierra Ventures VIII-B, L.P., and (e) 29,689 ordinary shares and a warrant to purchase 531 ordinary shares held by Sierra Ventures Associates VII, L.L.C., as nominee for its members. Sierra Ventures Associates VII, LLC, which is the general partner of Sierra Ventures VII, L.P., has voting and dispositive power over Sierra Ventures VII, L.P. David Schwab, Peter Wendell and Jeffrey Drazan are the general partners of Sierra Ventures Associates VII, LLC and have voting and dispositive power over the shares held by such entity. Sierra Ventures Associates VIII, LLC, which is the general partner of Sierra Ventures VIII-A, L.P. and Sierra Ventures VIII-B, L.P., has voting and dispositive power over Sierra Ventures VIII-A, L.P. and Sierra Ventures VIII-B, L.P. David Schwab, Peter Wendell, Jeffrey Drazan and Steve Williams are the general partners of Sierra Ventures Associates VIII, LLC and have voting and dispositive power over the shares held by such entities. The address for all entities and individuals affiliated with Sierra Ventures is 1400 Fashion Island Boulevard, Suite 1010, San Mateo, California 94404.

(7)

Includes a warrant to purchase 68,277 ordinary shares. VantagePoint Venture Associates 2006, L.L.C. is the general partner of VantagePoint Venture Partners 2006(Q), L.P. and may be deemed to have beneficial ownership of such securities. Alan E. Salzman, Managing Member of VantagePoint Venture Associates 2006, L.L.C. has voting and dispositive power over the shares held by VantagePoint Venture Partners 2006 (Q), L.P. and accordingly may be deemed to have beneficial ownership of such shares. VantagePoint

Venture Associates 2006, L.L.C. and Mr. Salzman each disclaims beneficial ownership of the shares held by such entity except to the extent of their pecuniary interests therein. The address of VantagePoint Capital Partners and Mr. Salzman is 1001 Bayhill Drive, Suite 300, San Bruno, California 94066.
(8)

Consists of 3,766,700 ordinary shares held by Walden Riverwood Ventures, L.P. (“WRV”). Walden Riverwood GP, LLC, the general partner of WRV, may be deemed to share voting and dispositive powers over the shares held by WRV. Lip-Bu Tan and Michael Marks are members of the investment committee and may be deemed to share voting and dispositive power over the shares held by Walden Riverwood Ventures, L.P. Such persons and entities disclaim beneficial ownership of shares held by WRV, except to the extent of any pecuniary interest therein. The address of Walden Riverwood Ventures, L.P. is One California Street, 28th Floor, San Francisco, CA 94111, USA.

(9)	The address of Pudong Science and Technology Investment (Cayman) Co., Ltd. is 4, Willow House, Cricket Square, P.O. Box 2804, Grand Cayman KY1-1112, Cayman Island.

As of September 30, 2014, a total of 10,159,786 ordinary shares, 620,399 Series A Preference Shares, 257,697 Series B Preference Shares, 11,950,780 Series C Preference Shares, 8,405,791 Series D Preference Shares, 5,377,370 Series E Preference Shares, 652,174 Series F Preference Shares and 0 Series G Preference Shares were held by 65 record holders in the United States, representing 54.90% of our total outstanding shares.

RELATED PARTY TRANSACTIONS

Private Placements of Securities with Related Parties

Series F Preference Share Offering

From August 2011 through August 2012, we sold an aggregate of 4,347,825 of our Series F Preference Shares at a price of $2.30 per share for an aggregate price of $10.0 million. Of that amount, we sold (i) 271,739 of our Series F Preference Shares for an aggregate purchase price of $624,999 to Austin Ventures IX, L.P., (ii) 44,411 of our Series F Preference Shares for an aggregate purchase price of $102,145 to Sierra Ventures VII, L.P., (iii) 888 of our Series F Preference Shares for an aggregate purchase price of $2,042 to Sierra Ventures Associates VII, LLC, (iv) 217,713 of our Series F Preference Shares for an aggregate purchase price of $500,738 to Sierra Ventures VIII-A, L.P., (v) 2,132 of our Series F Preference Shares for an aggregate purchase price of $4,905 to Sierra Ventures VIII-B, L.P., and (vi) 6,595 of our Series F Preference Shares for an aggregate purchase price of $15,169 to Sierra Ventures Associates VIII, LLC. Austin Ventures, IX, L.P. and Sierra Ventures each beneficially hold more than 10% of our ordinary shares. One of our directors, Yunbei (Ben) Yu, Ph.D., is a partner at Sierra Ventures.

Series G Preference Share Offering

From June 2014 through August 2014, we sold an aggregate of 9,734,821 of our Series G Preference Shares at a price of $2.80 per share for an aggregate price of $27.3 million. Of that amount, we sold 3,570,000 of our Series G Preference Shares for an aggregate purchase price of $9,996,000 to Pudong Science and Technology Investment (Cayman) Co., Ltd., who beneficially holds more than 5% of our ordinary shares.

Equity Awards

Since January 1, 2011, we have issued an aggregate of options to purchase 2,126,916 ordinary shares to our directors and executive officers. The weighted-average exercise price per ordinary share for the share option issuances was $1.23.

Transactions with Marvell Technology Group and Vivante Group

In connection with the acquisition of the ZSP DSP platform from LSI Logic Corporation in 2006, we assumed certain obligations with respect to a license agreement between LSI Logic Corporation and certain subsidiaries of Marvell Technology Group Ltd. (Marvell). We have also entered into NRE design services agreements with Marvell. In 2011, 2012, 2013 and the six months ended June 30, 2014, we earned an aggregate of $2.3 million, $2.6 million, $2.0 million and $1.7 million, respectively, in license fees and design services fees from Marvell. As of June 30, 2014, we had an outstanding receivable in the amount of $0.7 million from Marvell. Dr. Wayne Wei-Ming Dai, who is our chairman of the board of directors, chief executive officer and president, is the brother of Weili Dai, who is the president of Marvell and the wife of Dr. Sehat Sutardja, the chairman of the board of directors and chief executive officer of Marvell. In addition, Ms. Dai is a holder of 64,424 ordinary shares.

In 2009, we entered into an IP license distribution agreement with Vivante Corporation, which is an embedded graphics IP provider. In 2011, 2012, 2013 and the six months ended June 30, 2014, we earned $0.1 million, $0.2 million, $0.1 million and $0.1 million, respectively, for distributing Vivante’s IP. In 2011, 2012, 2013 and the six months ended June 30, 2014, we purchased $0.2 million, $0.2 million, $0.1 million and $0.1 million, respectively, of IP licenses from Vivante and incurred $0.3 million, $1.0 million, $0.5 million and $0.1 million, respectively, of royalty expense attributable to Vivante. As of June 30, 2014, we had a payable in the amount of $0.1 million to Vivante. Dr. Wayne Wei-Ming Dai, who is our chairman of the board of directors, chief executive officer and president is the brother of Wei-Jin Dai, who is the president of Vivante. Mr. Wei-Jin Dai and his wife hold, as trustees of the Dai and Chen’s Family Trust udt 8/14/01, 64,424 Series B Preference

Shares and 6,721 Series E Preference Shares which will convert into ordinary shares immediately prior to the completion of this offering.

Review, Approval or Ratification of Related Party Transactions

Upon completion of this offering, our audit committee will be responsible for reviewing and approving all related party transactions that are required to be disclosed under the applicable rules of the SEC and NASDAQ, when appropriate, and authorizing or ratifying all such transactions in accordance with written policies and procedures established by our board of directors or the audit committee from time to time. The audit committee may approve or ratify related party transactions only if it determines in good faith that under all the circumstances, the transaction is fair to us.

No member of our audit committee may participate in the review, approval, authorization or ratification of a transaction with respect to which he or she is a related party, except that such member can be counted for purposes of a quorum and shall provide such information with respect to the transaction as may be reasonably requested by other members of the committee.

All of the transactions described under “Related Party Transactions” were entered into prior to the adoption of a written policy and therefore were not reviewed or approved by our audit committee.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands company and our affairs are governed by our amended and restated memorandum and articles of association and the Companies Law (2013 Revision) of the Cayman Islands, which we refer to as the Companies Law.

Upon the effectiveness of our amended and restated memorandum and articles of association upon the completion of this offering, our authorized share capital will consist of         ordinary shares, $0.001 par value per share and         preference shares, $0.001 par value, per share.

As of June 30, 2014, our authorized share capital consisted of $195,625, divided into 116,000,000 ordinary shares with a par value of $0.001 each, 3,700,000 Series A Preference Shares with a par value of $0.001 each, 5,300,000 Series B Preference Shares with a par value of $0.001 each, 13,200,000 Series C Preference Shares with a par value of $0.001 each, 9,900,000 Series C-1 Preference Shares with a par value of $0.001 each, 9,600,000 Series D Preference Shares with a par value of $0.001 each, 7,200,000 Series D-1 Preference Shares with a par value of $0.001 each, 8,300,000 Series E Preference Shares with a par value of $0.001 each, 6,225,000 Series E-1 Preference Shares with a par value of $0.001 each, 5,300,000 Series F Preference Shares with a par value of $0.001 each and 10,900,000 Series G Preference Shares with a par value of $0.001 each. As of June 30, 2014, there were 14,650,959 ordinary shares, 3,607,093 Series A Preference Shares, 5,244,165 Series B Preference Shares, 13,037,630 Series C Preference Shares, 9,424,085 Series D Preference Shares, 6,401,845 Series E Preference Shares, 4,347,825 Series F Preference Shares and 7,948,568 Series G Preference Shares issued and outstanding. Our authorized but unissued Series C-1 Preference Shares, Series D-1 Preference Shares and Series E-1 Preference Shares are referred to as the “Shadow Preference Shares.” Immediately prior to completion of this offering, all of our issued and outstanding Preference Shares will be automatically converted into a like number of ordinary shares and, under certain circumstances as described below under “—Shadow Preference Shares” but only in the case of our Series C Preference Shares, Series D Preference Shares and Series E Preference Shares, a certain number of a Shadow Preference Shares. The Shadow Preference Shares, if issued, will be redeemed immediately following the completion of this offering. See “—Shadow Preference Shares” below.

Warrants

As of June 30, 2014, we had outstanding warrants to purchase 240,000 ordinary shares, 120,000 of our Series C Preference Shares, 120,000 of our Series D Preference Shares and 815,122 of our Series E Preference Shares. All of the warrants to purchase ordinary shares, Series C Preference Shares and Series D Preference Shares were issued in connection with a loan and security agreement and will expire on December 31, 2015. All of the warrants to purchase Series E Preference Shares were issued in connection with the issuance and sale of our Series E Preference Shares and will expire immediately prior to the completion of this offering, unless exercised earlier by the holder or automatically. The exercise price of the warrants to purchase our ordinary shares, Series D Preference Shares and Series E Preference Shares is $1.91 per share (or, if lower but solely in the case of the warrants to purchase ordinary shares, 50% of the initial public offering price per ordinary share in this offering). The exercise price of the warrants to purchase our Series C Preference Shares is $1.5522 per share. The warrants contain a provision for the adjustment of the exercise price and the number of shares issuable (and, if applicable, other consideration receivable) upon the exercise of the warrants in the event of certain stock dividends, stock splits, reclassifications and consolidations. In addition, prior to the completion of this offering, the warrants to purchase Series C Preference Shares, Series D Preference Shares and Series E Preference Shares (unless exercised earlier by the holder or, in the case of warrants to purchase Series E Preference Shares, automatically) will automatically be converted into warrants to purchase (1) a number of ordinary shares equal to the number of Series C Preference Shares, Series D Preference Shares or Series E Preference Shares, as the case may be, issuable upon exercise of the applicable warrants, and (2) if applicable, a certain number of Series C-1 Preference Shares, Series D-1 Preference Shares and Series E-1 Preference Shares, as the case may be, as described below under “—Shadow Preference Shares” that will depend on the midpoint of the price range set forth on the cover page of this preliminary prospectus, in each case subject to subsequent adjustment pursuant to the terms of the warrants. The warrants contains a customary cashless exercise feature, which allows the warrant holder to pay the exercise price of the warrant by forfeiting a portion of the exercised warrant shares with a value equal to the aggregate exercise price. In that regard, if the fair market value of the shares issuable on exercise of the warrants to purchase Series E Preference Shares exceeds the exercise price of such shares, then any such warrants to purchase Series E Preference Shares that are not exercised by the holders prior to completion of this offering will be deemed to have been automatically exercised on a cashless basis prior to completion of this offering in accordance with the terms of such warrant, except for warrants owned by a holder that has elected by prior written notice to us to allow its warrants to purchase Series E Preference Shares to expire.

Shadow Preference Shares

Pursuant to the terms and conditions of our Series C Preference Shares, Series D Preference Shares and Series E Preference Shares, prior to the completion of this offering, such shares will automatically convert into ordinary shares and, if applicable, a certain number of Shadow Preference Shares that will depend on the midpoint of the initial public offering price range appearing on the cover page of this preliminary prospectus. We will be obligated to redeem any Shadow Preference Shares that are issued immediately following the completion of this offering. If the midpoint of the initial public offering price range set forth on the cover page of this prospectus is less than or equal to $             and assuming the warrants to acquire Series C, Series D and Series E Preference Shares are exercised in full for cash, the Series C Preference Shares will convert into ordinary shares and a total of 9,868,223 Series C-1 Preference Shares, the Series D Preference Shares will convert into ordinary shares and a total of 7,158,064 Series D-1 Preference Shares and the Series E Preference Shares will convert into ordinary shares and a total of 5,412,725 Series E-1 Preference Shares, for a total of 22,439,012 Shadow Preference Shares. The number of Shadow Preference Shares issuable upon conversion of the Series C Preference Shares, Series D Preference Shares and Series E Preference Shares will automatically be reduced proportionately if the midpoint of the initial public offering price range set forth on the cover page of this preliminary prospectus is greater than $             but less than $        , and no Shadow Preference Shares will be issued if the midpoint of such price range is equal to or greater than $             .

If Shadow Preference Shares are issued, we are required to redeem all of those Shadow Preference Shares for cash immediately following the completion of this offering at a redemption price of $1.5522 per Series C-1 Preference Share, $1.91 per Series D-1 Preference Share and $1.91 per Series E-1 Preference Share. Accordingly, if the midpoint of the initial public offering price range set forth on the cover page of this preliminary prospectus is less than or equal to $             and assuming the warrants to acquire Series C, Series D and Series E Preference Shares are exercised in full for cash and, as a result, a total of 22,439,012 Shadow Preference Shares are issued, the total redemption price will be approximately $39.3 million, consisting of approximately $15.3 million, $13.7 million and $10.3 million payable to redeem the outstanding Series C-1, Series D-1 and Series E-1 Preference Shares, respectively. However, as described above, the number of Shadow Preference shares issued and therefore the total redemption price will decline proportionately if the midpoint of the initial public offering price range set forth on the cover page of this preliminary prospectus is greater than $             but less than $             , and we will not be required to issue any Shadow Preference Shares if the midpoint of such price range is equal to or greater than $             .

Post-Offering Memorandum and Articles of Association

We will adopt a further amended and restated memorandum and articles of association prior to the completion of this offering. This new memorandum and articles of association will become effective upon completion of this offering and will replace the current amended and restated articles of association in its entirety. Immediately upon completion of this offering, our authorized share capital will be $         divided into shares comprising of (i)             ordinary shares of a par value of $         each and (ii)             shares of a par value of $         each of such class or classes (however designated) as the board of directors may determine. Immediately upon the completion of this offering, there will be             ordinary shares outstanding, representing     % of the total outstanding share capital and the total voting power immediately after the completion of this offering (assuming the underwriters do not exercise the over-allotment option). The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Law or any other law of the Cayman Islands. Our objects and purposes can be found in Article 3 of our post-offering memorandum of association.

The following are summaries of material provisions of our post-offering memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares that we expect to become effective upon the closing of this offering.

Ordinary Shares

General. All of our outstanding ordinary shares are fully paid. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are not residents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of our ordinary shares are entitled to receive such dividends as may be declared by our board of directors subject to our memorandum and articles of association and the Companies Law. Dividends may be paid only out of profits, which include net earnings and retained earnings undistributed in prior years, and out of share premium, a concept analogous to paid-in surplus in the United States. No dividend may be declared and paid unless our directors determine that, immediately after the payment, we will be able to satisfy our liabilities as they become due in the ordinary course of business and we have funds lawfully available for such purpose.

Voting Rights. Each holder of our ordinary shares is entitled to one vote per ordinary share held by our shareholders on all matters submitted to them for a vote. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by any shareholder present in person or by proxy.

A quorum required for a meeting of shareholders consists of shareholders present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, who holds not less than one-third of our voting share capital. Shareholders’ meetings may be held annually and may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least one-third of our voting share capital. Advance notice of at least 10 calendar days is required for the convening of shareholders’ meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes of the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. Only special resolutions may be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our memorandum and articles of association. A special resolution is required for important matters such as a change of name. Holders of the ordinary shares may effect certain changes by ordinary resolution, including alter the amount of our authorized share capital, consolidate all or any of our share capital and divide all or any of our share capital into shares of larger amount than our existing share capital, and cancel any authorized unissued shares.

Transfer of Shares. Subject to the restrictions set out in our memorandum and articles of association as listed below, our shareholders may transfer all or any of their ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Subject to any applicable requirements imposed from time to time by any applicable securities laws and the NASDAQ Global Market, our board of directors may, in their absolute discretion, decline to register any transfer of shares unless: (a) the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates or such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is in respect of only one class of shares; (c) the instrument of transfer is duly and properly signed; and (d) a fee of such maximum sum as our board of directors may determine to be payable is paid to us in respect thereof.

If our board of directors refuses to register a transfer it shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may be suspended at such times and for such periods as our board may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 145 days in any calendar year.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution shall be distributed as determined by the liquidator with the sanction of a special resolution of the shareholders.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may, before the issue of such shares, be determined by the board of directors.

Our company may also repurchase any of our shares (including any redeemable shares) in such manner and on such other terms as our directors may agree with the holder of such shares.

Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company is able to, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law, no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no share outstanding, or (c) if the company has commenced liquidation.

In addition, our company may accept the surrender of any fully paid share for no consideration. Any share redeemed, repurchased or surrendered may be cancelled or held as a treasury share.

Modification of Rights of Shares. All or any of the special rights attached to any class of shares may, unless otherwise provided by the terms of issue of the shares of that class, be varied with a resolution passed by a majority of not less than two-thirds of the votes cast at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be materially adversely varied by the creation or issue of further shares ranking pari passu with such existing class of shares, or by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Issuance of Additional Shares. Our post-offering amended and restated memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our post-offering amended and restated memorandum of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Anti-Takeover Provisions. Some provisions of our post-offering amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including the division of our board of directors into three classes with staggered three year terms, provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Register of Members

Under Cayman Islands law, we must keep a register of members and include the following items:

•	the names and addresses of the members, and a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

•	the date on which the name of any person was entered on the register as a member; and

•	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e., the register will raise a presumption of fact on the matters referred to above unless rebutted), and a member registered in the register of members shall be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Upon the closing of this offering, the register of members shall be immediately updated to reflect the issue of shares by us to             as the depositary. Once our register of members has been updated, the shareholders recorded in the register of members shall be deemed to have legal title to the shares set against their names.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Cayman Islands Grand Court for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

History of Securities Issuances

The following is a summary of our securities issuances since January 1, 2011:

On August 16, 2011, we issued and sold 3,478,260 of our Series F Preference Shares to Smart HS Limited for an aggregate consideration of approximately $8.0 million or at approximately $2.30 per share. On August 30, 2012, we issued and sold 869,565 of our Series F Preference Shares, including (i) 217,391 of our Series F Preference Shares to Hwacom Systems, Inc., (ii) 271,739 of our Series F Preference Shares to Austin Ventures IX, L.P., (iii) 12,466 of our Series F Preference Shares to Lehman Brothers Venture Capital Partners II, L.P., (iv) 37,332 of our Series F Preference Shares to Tenaya Capital IV, L.P., (v) 28,842 of our Series F Preference Shares to Tenaya Capital IV-C, L.P., (vi) 30,056 of our Series F Preference Shares to Tenaya Capital IV-P, L.P., (vii) 44,411 of our Series F Preference Shares to Sierra Ventures VII, L.P., (viii) 888 of our Series F Preference Shares to Sierra Ventures Associates VII, LLC, (ix) 217,713 of our Series F Preference Shares to Sierra Ventures VIII-A, L.P., (x) 2,132 of our Series F Preference Shares to Sierra Ventures VIII-B, L.P., and (xi) 6,595 of our Series F Preference Shares to Sierra Ventures Associates VII, LLC. We received aggregate consideration of $10 million, or $2.30 per share, from the sale of the Series F Preference Shares.

On June 24, 2014, we issued and sold a total of 7,948,568 of our Series G Preference Shares, including (i) 3,570,000 of our Series G Preference Shares in total to Pudong Science and Technology (Cayman) Co., Ltd., (ii) 357,142 of our Series G Preference Shares to Shanghai Torchlight Venture Capital Co., Ltd., (iii) 1,785,714 of our Series G Preference Shares to Shanghai IOT Investment Co., Ltd., (iv) 1,785,714 of our Series G Preference Shares to Shanghai ICY Investment Co., Ltd., and (v) an aggregate of 449,998 of our Series G Preference Shares to certain individuals.

On August 14, 2014, we issued and sold a total of 1,071,428 shares of our Series G Preference Shares, including (i) 892,857 of our Series G Preference Shares to SVIC No. 25 New Technology Business Investment L.L.P., which is wholly-owned by Samsung, Inc. and (ii) 178,571 of our Series G Preference Shares to an individual. On August 27, 2014, we issued and sold a total of 714,285 shares of our Series G Preference Shares to Zhangjiang RDK Company Limited. We received aggregate consideration of $5.0 million, or $2.80 per share, from the sale of the Series G Preference Shares.

Registration Rights

Pursuant to our current Members Agreement, we have granted certain registration rights to holders of our Preference Shares (including Preference Shares issuable upon the exercise of outstanding warrants), ordinary shares issued on conversion of those Preference Shares, and ordinary shares issuable on exercise of outstanding warrants. As of June 30, 2014, we had a total of 50,011,211 Preference Shares outstanding, which will be converted into 50,011,211 ordinary shares in connection with this offering, outstanding warrants to purchase a total of 1,295,122 additional Preference Shares which, if exercised in connection with or after this offering, will result in the issuance of up to an additional 1,295,122 ordinary shares, and outstanding warrants to purchase 240,000 ordinary shares. All of these shares are referred to as registrable securities. Set forth below is a summary of the registration rights granted under the agreement.

Demand Registration Rights

The holders of at least 50% of our then outstanding registrable securities may require us, upon written request, to file a registration statement under the Securities Act covering the offer and sale of the registrable securities with an anticipated aggregate price to the public of at least $5 million. We will be obligated to use our best efforts to register the sale of all registrable securities that holders of registrable securities request in writing to be registered within 20 days of the mailing of a notice by us to all holders of such registration. We are obliged to effect no more than two such demand registrations which are declared or ordered effective. We are not obligated, however, to effect any such registration if we have already effected a registration under the Securities Act within the six-month period preceding the date of such request.

Piggyback Registration Rights

Holders of registrable securities also have “piggyback” registration rights, pursuant to which they may require us to register all or any part of the registrable securities then held by such holders when we file any registration statement for purposes of effecting a public offering of our securities. We are not required to register any registrable securities in an underwritten offering unless these securities are included in the underwriting and their holders enter into an underwriting agreement in customary form with the underwriters selected by us. The underwriters of any underwritten offering will have the right to limit the number of shares with registration rights to be included in the registration statement, subject to certain conditions.

Form S-3 and Form F-3 Registration Rights

When we are eligible for registration on Form S-3 or Form F-3, holders of at least 10% of the registrable securities then outstanding may also require us to effect a registration on Form S-3 or Form F-3 and any related qualification or compliance, as applicable, covering the offer and sale of their securities so long as the aggregate price to the public of the shares offered is equal to or exceeds $1 million. We are obliged to effect no more than two such registrations in any 12 month period. We have the right to defer such filing for a period of no more than 120 days if our board of directors determines that filing of such registration would be seriously detrimental to us and our shareholders, but we cannot delay a request more than once during any 12-month period.

Expenses of Registration

We are required to pay all expenses incurred by us in complying with any demand, piggyback, or Form S-3 or Form F-3 registration. We are not required to pay any underwriting discounts, selling commissions or share transfer taxes applicable to the sale of registered securities nor are we required to pay for any expenses of any demand registration if the request is subsequently withdrawn at the request of a majority of the holders of the registrable securities to be registered, subject to limited exceptions.

We will have no obligations to effect any demand, Form S-3, Form F-3 or piggyback registration with respect to any registrable securities after three years following the consummation of this offering.

Differences in Corporate Law

The Companies Law is modeled after that of English law but does not follow many recent English law statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements. In certain circumstances the Cayman Islands Companies Law allows for mergers or consolidations between two Cayman Islands companies, or between a Cayman Islands company and a company incorporated in another jurisdiction (provided that is facilitated by the laws of that other jurisdiction).

Where the merger or consolidation is between two Cayman Islands companies, the directors of each company must approve a written plan of merger or consolidation containing certain prescribed information. That plan or merger or consolidation must then be authorized by either (a) a special resolution (usually a majority of 66 2/3 % in value) of the shareholders of each company; or (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. A shareholder has the right to vote on a merger or consolidation regardless of whether the shares that he holds otherwise give him voting rights. No shareholder resolution is required for a merger between a parent company (i.e., a company that owns at least 90% of the issued shares of each class in a subsidiary company) and its subsidiary company. The consent of each holder of a fixed or floating security interest of a constituent company must be obtained, unless the court waives such requirement. If the Cayman Islands Registrar of Companies is satisfied that the requirements of the Companies Law (which includes certain other formalities) have been complied with, the Registrar of Companies will register the plan of merger or consolidation.

Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the director of the Cayman Islands company is required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the foreign company in any jurisdictions; (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or its property or any part thereof; (iv) that no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted.

Where the surviving company is the Cayman Islands company, the director of the Cayman Islands company is further required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (i) that the foreign company is able to pay its debts as they fall due and that the merger or consolidated is bona fide and not intended to defraud unsecured creditors of the foreign company; (ii) that in respect of the transfer of any security interest granted by the foreign company to the surviving or consolidated company (a) consent or approval to the transfer has been obtained, released or waived; (b) the transfer is permitted by and has been approved in accordance with the constitutional documents of the foreign company; and (c) the laws of the jurisdiction of the foreign company with respect to the transfer have been or will be complied with; (iii) that the foreign company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered or exist under the laws of the relevant foreign jurisdiction; and (iv) that there is no other reason why it would be against the public interest to permit the merger or consolidation.

Where the above procedures are adopted, the Companies Law provides for a right of dissenting shareholders to be paid a payment of the fair value of his shares upon their dissenting to the merger or consolidation if they follow a prescribed procedure. That procedure is as follows (a) the shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (b) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (c) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent including, among other details, a demand for payment of the fair value of his shares; (d) within seven days following the date of the expiration of the period set out in paragraph (b) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his shares at a price that the company determines is the fair value and if the company and the shareholder agree the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; (e) if the company and the shareholder fail to agree a price within such 30 day period, within 20 days following the date on which such 30 day period expires, the company (and any dissenting shareholder) must file a petition with the Cayman Islands Grand Court to determine the fair value and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder are not be available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.

Moreover, Cayman Islands law also has separate statutory provisions that facilitate the reconstruction or amalgamation of companies in certain circumstances, schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedure of which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meeting summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	we are not proposing to act illegally or beyond the scope of our corporate authority and the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such as a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a “fraud on the minority.”

If a scheme of arrangement or takeover offer (as described below) is approved, any dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Squeeze-out Provisions. When a takeover offer is made and accepted by holders of 90% of the shares to whom the offer is made within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.

Further, transactions similar to a merger, reconstruction and/or an amalgamation may in some circumstances be achieved through other means to these statutory provisions, such as a share capital exchange, asset acquisition or control, through contractual arrangements, of an operating business.

Shareholders’ Suits. Derivative actions have been brought in the Cayman Islands courts and the Cayman Islands courts there confirmed the availability of such actions. In most cases, we will be the proper plaintiff in any claim based on a breach of duty owed to us and a claim against (for example) our officer or directors usually may not be brought by a shareholder. However, based on Cayman Islands authorities and English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default or neglect, civil fraud or the consequences of committing a crime. Our post-offering amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from actual fraud or willful default of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our post-offering amended and restated articles of association provide that shareholders may approve certain corporate matters requiring the approval of a special resolution by way of a unanimous written consent signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held. In other circumstances, shareholders may not act by written consent.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law does not provide shareholders any right to put proposals before a meeting or requisition a general meeting. However, these rights may be provided in articles of association. Our post-offering amended and restated articles of association allow our shareholders holding not less than one-third of all voting power of our share capital in issue to requisition a shareholder’s meeting. In addition, our post-offering amended and restated articles of association provides that our shareholders may put a proposal before a meeting as long as certain procedural requirements are met. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it.

Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated articles of association, directors may only be removed with cause, by a special resolution of our shareholders.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Law and our post-offering amended and restated articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our post-offering amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with a resolution passed by a majority of not less than two-thirds of the votes cast at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our post-offering amended and restated memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our post-offering amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

                , as depositary, will execute and deliver American Depositary Receipts, or ADRs. Each ADR is a certificate evidencing a specific number of American Depositary Shares, also referred to as ADSs. Each ADS will represent                  ordinary shares (or a right to receive                  ordinary shares) deposited with the                 , as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at                     . The principal executive office of the depositary is located at                     .

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder, we will not treat you as a shareholder of ours and you will not have any shareholder rights. Cayman Islands law governs shareholder rights. Because the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder. Such rights derive from the terms of the deposit agreement to be entered into between us, the depositary and all registered holders from time to time of ADSs issued under the deposit agreement. The obligations of the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The deposit agreement and the ADSs are governed by New York law.

The following is a summary of the material terms of the deposit agreement. Notwithstanding this, because it is a summary, it may not contain all the information that you may otherwise deem important. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. A copy of the deposit agreement is filed as an exhibit to the registration statement of which this prospectus forms a part. You may also obtain a copy of the deposit agreement at the SEC’s Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement on the SEC’s website at www.sec.gov.

Share Dividends and Other Distributions

How will I receive dividends and other distributions on the shares underlying my ADSs? We may make various types of distributions with respect to our securities. Cash distributions will be made in U.S. dollars. The depositary has agreed that, to the extent practicable, it will pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars (if it determines such conversion may be made on a reasonable basis) and, in all cases, making any necessary deductions provided for in the deposit agreement. The depositary may utilize a division branch or affiliate of              to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement. Such division, branch and/or affiliate may charge the depositary a fee in connection with such sales, which fee is considered an expense of the depositary. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

Except as stated below, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:

Cash. The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered ADR holders, and (iii) deduction of the depositary’s and/or its agents’ expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer that is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

Shares. In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

Rights to receive additional shares. In the case of a distribution of rights to subscribe for additional shares or other rights, if we timely provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments in the discretion of the depositary representing such rights. However, if we do not timely furnish such evidence, the depositary may:

•	sell such rights if practicable and distribute the net proceeds in the same manner as cash to the ADR holders entitled thereto; or

•	if it is not practicable to sell such rights, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing.

We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

Other Distributions. In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

Elective Distributions. In the case of a dividend payable at the election of our shareholders in cash or in additional shares, we will notify the depositary at least 30 days prior to the proposed distribution stating whether or not we wish such elective distribution to be made available to ADR holders. The depositary shall make such elective distribution available to ADR holders only if (i) we shall have timely requested that the elective distribution is available to ADR holders, (ii) the depositary shall have determined that such distribution is reasonably practicable and (iii) the depositary shall have received satisfactory documentation within the terms of the deposit agreement including any legal opinions of counsel that the depositary in its reasonable discretion may request. If the above conditions are not satisfied, the depositary shall, to the extent permitted by law, distribute to the ADR holders, on the basis of the same determination as is made in the local market in respect of the shares for which no election is made, either (x) cash or (y) additional ADSs representing such additional shares. If the above conditions are satisfied, the depositary shall establish procedures to enable ADR holders to elect the receipt of the proposed dividend in cash or in additional ADSs. There can be no assurance that ADR holders generally, or any ADR holder in particular, will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of shares.

If the depositary determines in its discretion that any distribution described above is not practicable with respect to any specific registered ADR holder, the depositary may choose any method of distribution that it deems practicable for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.

The depositary is not responsible if it decides that it is unlawful or not reasonably practicable to make a distribution available to any ADR holders.

There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Deposit, Withdrawal and Cancellation

How does the depositary issue ADSs?

The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance. In the case of the ADSs to be issued under this prospectus, we will arrange to have the shares deposited.

Shares deposited in the future with the custodian must be accompanied by certain delivery documentation and shall, at the time of such deposit, be registered in the name of             , as depositary for the benefit of holders of ADRs or in such other name as the depositary shall direct.

The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities.”

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.

How do ADR holders cancel an ADS and obtain deposited securities?

When you turn in your ADR certificate at the depositary’s office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares to you or upon your written order. Delivery of deposited securities in certificated form will be made at the custodian’s office. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

The depositary may, after consultation with us if practicable, fix record dates for the determination of the registered ADR holders who will be entitled (or obligated, as the case may be)

•	to receive any distribution on or in respect of shares,

•	to give instructions for the exercise of voting rights at a meeting of holders of shares,

•	to pay the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR, or

•	to receive any notice or to act in respect of other matters

all subject to the provisions of the deposit agreement.

Voting Rights

How do I vote?

If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. As soon as practicable after receiving notice of any meeting or solicitation of consents or proxies from us, the depositary will distribute to the registered ADR holders a notice stating such information as is contained in the voting materials received by the depositary and describing how you may instruct the depositary to exercise the voting rights for the shares which underlie your ADSs, including instructions for giving a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct.

Holders are strongly encouraged to forward their voting instructions to the depositary as soon as possible. Voting instructions will not be deemed to be received until such time as the ADR department responsible for proxies and voting has received such instructions notwithstanding that such instructions may have been physically received by the depositary prior to such time. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote. Notwithstanding anything contained in the deposit agreement or any ADR, the depositary may, to the extent not prohibited by law or regulations, or by the requirements of the stock exchange on which the ADSs are listed, in lieu of distribution of the materials provided to the depositary in connection with any meeting of, or solicitation of consents or proxies from, holders of deposited securities, distribute to the registered holders of ADRs a notice that provides such holders with, or otherwise publicizes to such holders, instructions on how to retrieve such materials or receive such materials upon request (for example, by reference to a website containing the materials for retrieval or a contact for requesting copies of the materials).

We have advised the depositary that under the Cayman Islands law and our constituent documents, each as in effect as of the date of the deposit agreement, voting at any meeting of shareholders is by show of hands unless a poll is (before or on the declaration of the results of the show of hands) demanded. In the event that voting on any resolution or matter is conducted on a show of hands basis in accordance with our constituent documents, the depositary will instruct the custodian to vote all deposited securities in accordance with the voting instructions received from a majority of holders of ADSs who provided voting instructions. The depositary will not demand a poll or join in demanding a poll, whether or not requested to do so by holders of ADSs. There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications

Will ADR holders be able to view our reports?

The depositary will make available for inspection by ADR holders at the offices of the depositary and the custodian the deposit agreement, the provisions of or governing deposited securities, and any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities.

Additionally, if we make any written communications generally available to holders of our shares, and we furnish copies thereof (or English translations or summaries) to the depositary, it will distribute the same to registered ADR holders

Fees and Expenses

What fees and expenses will I be responsible for paying?

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, $5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of $1.50 per ADR for transfers of certificated or direct registration ADRs;

•	a fee of up to $0.05 per ADS for any cash distribution made pursuant to the deposit agreement;

•

a fee of up to $0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•

a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

•

a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the $0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

•	the fees, expenses and other charges charged by and/or its agent (which maybe a division, branch or affiliate) in connection with the conversion of foreign currency into U.S. dollars; and

•	fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement.

and/or its agent may act as principal for such conversion of foreign currency. We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.

The fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of any increase in any such fees and charges.

Payment of Taxes

ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any taxes or other governmental charges (including any penalties and/or interest) shall become payable by or on behalf of the custodian or the depositary with respect to any ADR, any deposited securities represented by the ADSs evidenced thereby or any distribution thereon, including, without limitation, any PRC enterprise Income Tax owing if the Circular Guoshuifa [2009] No. 82 issued by SAT or any other circular, edict, order or ruling, as issued and as from time to time amended, is applied or otherwise, such tax or other governmental charge shall be paid by the holder thereof to the depositary. By holding or having held an ADR the holder and all prior holders thereof, jointly and severally, agree to indemnify, defend and save harmless each of the depositary and its agents in respect thereof. If any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) to pay such taxes and distribute any remaining net proceeds or the balance of any such property after deduction of such taxes to the ADR holders entitled thereto.

By holding an ADR or an interest therein, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective officers, directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.

Reclassifications, Recapitalizations and Mergers

If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any distributions of shares or other property not made to holders of ADRs or (iii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to, and shall if reasonably requested by us choose:

•	to amend the form of ADR;

•	to distribute additional or amended ADRs;

•	to distribute cash, securities or other property it has received in connection with such actions;

•	to sell any securities or property received and distribute the proceeds as cash; or

•	to do none of the above.

If the depositary chooses to do none of the above, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or otherwise prejudices any substantial existing right of ADR holders. Such notice need not describe in detail the specific amendments effectuated thereby, but must identify to ADR holders a means to access the text of such amendment. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment and to be bound by the deposit agreement as so amended. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or within any other period of time as required for compliance. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.

How may the deposit agreement be terminated?

The depositary may, and shall at our written direction, terminate the deposit agreement and the ADRs by mailing notice of such termination to the registered holders of ADRs at least 30 days prior to the date fixed in such notice for such termination; provided, however, if the depositary shall have (i) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders unless a successor depositary shall not be operating under the deposit agreement within 60 days of the date of such resignation, and (ii) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating under the deposit agreement on the 120th day after our notice of removal was first provided to the depositary. After the date so fixed for termination, (a) all Direct Registration ADRs shall cease to be eligible for the Direct Registration System and shall be considered ADRs issued on the ADR Register and (b) the depositary shall use its reasonable efforts to ensure that the ADSs cease to be DTC eligible so that neither DTC nor any of its nominees shall thereafter be a registered holder of ADRs. At such time as the ADSs cease to be DTC eligible and/or neither DTC nor any of its nominees is a registered holder of ADRs, the depositary shall (a) instruct its custodian to deliver all shares to us along with a general stock power that refers to the names set forth on the ADR Register and (b) provide us with a copy of the ADR Register. Upon receipt of such shares and the ADR Register, we have agreed to use our best efforts to issue to each registered holder a Share certificate representing the Shares represented by the ADSs reflected on the ADR Register in such registered holder’s name and to deliver such Share certificate to the registered holder at the address set forth on the ADR Register. After providing such instruction to the custodian and delivering a copy of the ADR Register to us, the depositary and its agents will perform no further acts under the Deposit Agreement and the ADRs and shall cease to have any obligations under the Deposit Agreement and/or the ADRs.

Limitations on Obligations and Liability to ADR Holders

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs

Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, and from time to time in the case of the production of proofs as described below, we or the depositary or its custodian may require:

•

payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

•

the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

•	compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The issuance of ADRs, the acceptance of deposits of shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of shares, may be suspended, generally or in particular instances, when the ADR register or any register for deposited securities is closed or when any such action is deemed advisable by the depositary; provided that the ability to withdraw shares may only be limited under the following circumstances: (i) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends, (ii) the payment of fees, taxes, and similar charges, and (iii) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of deposited securities.

The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents, provided, however, that no such disclaimer of liability under the Securities Act is intended by any of the limitations of liabilities provisions of the deposit agreement. In the deposit agreement it provides that neither we nor the depositary nor any such agent will be liable if:

•

any present or future law, rule, regulation, fiat, order or decree of the United States, the Cayman Islands, the People’s Republic of China or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of the depositary’s charter, any act of God, war, terrorism, nationalization or other circumstance beyond our, the depositary’s or our respective agents’ control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

•

the depositary exercises or fails to exercise discretion under the deposit agreement or the ADR including, without limitation, any failure to determine that any distribution or action may be lawful or reasonably practicable;

•	the depositary performs its obligations under the deposit agreement and ADRs without gross negligence or willful misconduct;

•

the depositary takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

•	the depositary relies upon any written notice, request, direction, instruction or document believed by it to be genuine and to have been signed, presented or given by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADRs or otherwise related to the deposit agreement or ADRs to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators. The depositary shall not be liable for the acts or omissions made by, or the insolvency of, any securities depository, clearing agency or settlement system. Furthermore, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of         . Notwithstanding anything to the contrary contained in the deposit agreement or any ADRs, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, any act or omission to act on the part of the custodian except to the extent that the custodian committed fraud or willful misconduct in the provision of custodial services to the depositary or failed to use reasonable care in the provision of custodial services to the depositary as determined in accordance with the standards prevailing in the jurisdiction in which the custodian is located. The depositary and the custodian(s) may use third-party delivery services and providers of information regarding matters such as pricing, proxy voting, corporate actions, class action litigation and other services in connection with the ADRs and the deposit agreement, and use local agents to provide extraordinary services such as attendance at annual meetings of issuers of securities. Although the depositary and the custodian will use reasonable care (and cause their agents to use reasonable care) in the selection and retention of such third-party providers and local agents, they will not be responsible for any errors or omissions made by them in providing the relevant information or services. The depositary shall not have any liability for the price received in connection with any sale of securities, the timing thereof or any delay in action or omission to act nor shall it be responsible for any error or delay in action, omission to act, default or negligence on the part of the party so retained in connection with any such sale or proposed sale.

The depositary has no obligation to inform ADR holders or other holders of an interest in any ADSs about the requirements of Cayman Islands or People’s Republic of China law, rules or regulations or any changes therein or thereto.

Additionally, none of us, the depositary or the custodian shall be liable for the failure by any registered holder of ADRs or beneficial owner therein to obtain the benefits of credits on the basis of non-U.S. tax paid against such holder’s or beneficial owner’s income tax liability. Neither we nor the depositary shall incur any liability for any tax consequences that may be incurred by holders or beneficial owners on account of their ownership of ADRs or ADSs.

Neither the depositary nor its agents will be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any such vote is cast or for the effect of any such vote. The depositary may rely upon instructions from us or our counsel in respect of any approval or license required for any currency conversion, transfer or distribution. The depositary shall not incur any liability for the content of any information submitted to it by us or on our behalf for distribution to ADR holders or for any inaccuracy of any translation thereof, for any investment risk associated with acquiring an interest in the deposited securities, for the validity or worth of the deposited securities, for the credit-worthiness of any third party, for allowing any rights to lapse upon the terms of the deposit agreement or for the failure or timeliness of any notice from us. The depositary shall not be liable for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary, provided that in connection with the issue out of which such potential liability arises the depositary performed its obligations without negligence while it acted as depositary. Neither the depositary nor any of its agents shall be liable to registered holders of ADRs or beneficial owners of interests in ADSs for any indirect, special, punitive or consequential damages (including, without limitation, lost profits) of any form incurred by any person or entity, whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

In the deposit agreement each party thereto (including, for avoidance of doubt, each holder and beneficial owner and/or holder of interests in ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any suit, action or proceeding against the depositary and/or us directly or indirectly arising out of or relating to the shares or other deposited securities, the ADSs or the ADRs, the deposit agreement or any transaction contemplated therein, or the breach thereof (whether based on contract, tort, common law or any other theory).

The depositary and its agents may own and deal in any class of our securities and in ADSs.

Disclosure of Interest in ADSs

To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to instruct you to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of shares and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions.

Books of Depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary’s direct registration system. Registered holders of ADRs may inspect such records at the depositary’s office at all reasonable times, but solely for the purpose of communicating with other holders in the interest of the business of our company or a matter relating to the deposit agreement. Such register may be closed from time to time, when deemed expedient by the depositary.

The depositary will maintain facilities for the delivery and receipt of ADRs.

Pre-release of ADSs

In its capacity as depositary, the depositary shall not lend shares or ADSs; provided, however, that the depositary may (i) issue ADSs prior to the receipt of shares and (ii) deliver shares prior to the receipt of ADSs for withdrawal of deposited securities, including ADSs which were issued under (i) above but for which shares may not have been received (each such transaction a “pre-release”). The depositary may receive ADSs in lieu of shares under (i) above (which ADSs will promptly be canceled by the depositary upon receipt by the depositary) and receive shares in lieu of ADSs under (ii) above. Each such pre-release will be subject to a written agreement whereby the person or entity (the “applicant”) to whom ADSs or shares are to be delivered (a) represents that at the time of the pre-release the applicant or its customer owns the shares or ADSs that are to be delivered by the applicant under such pre-release, (b) agrees to indicate the depositary as owner of such shares or ADSs in its records and to hold such shares or ADSs in trust for the depositary until such shares or ADSs are delivered to the depositary or the custodian, (c) unconditionally guarantees to deliver to the depositary or the custodian, as applicable, such shares or ADSs, and (d) agrees to any additional restrictions or requirements that the depositary deems appropriate. Each such pre-release will be at all times fully collateralized with cash, U.S. government securities or such other collateral as the depositary deems appropriate, terminable by the depositary on not more than five (5) business days’ notice and subject to such further indemnities and credit regulations as the depositary deems appropriate. The depositary will normally limit the number of ADSs and shares involved in such pre-release at any one time to thirty percent (30%) of the ADSs outstanding (without giving effect to ADSs outstanding under (i) above), provided, however, that the depositary reserves the right to change or disregard such limit from time to time as it deems appropriate. The depositary may also set limits with respect to the number of ADSs and shares involved in pre-release with any one person on a case-by-case basis as it deems appropriate. The depositary may retain for its own account any compensation received by it in conjunction with the foregoing. Collateral provided in connection with pre-release transactions, but not the earnings thereon, shall be held for the benefit of the ADR holders (other than the applicant).

Appointment

In the deposit agreement, each registered holder of ADRs and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

•	be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs, and

•

appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

Governing Law

The deposit agreement and the ADRs shall be governed by and construed in accordance with the laws of the State of New York. In the deposit agreement, we have submitted to the jurisdiction of the courts of the State of New York and appointed an agent for service of process on our behalf. Notwithstanding the foregoing, the depositary may, in its sole discretion, elect to institute any action, controversy, claim or dispute directly or indirectly based on, arising out of or relating to the deposit agreement or the ADRs or the transactions contemplated thereby, including without limitation any question regarding its or their existence, validity, interpretation, performance or termination, against any other party or parties to the deposit agreement (including, without limitation, against ADR holders and owners of interests in ADSs), by having the matter referred to and finally resolved by an arbitration conducted under the terms described below, and the depositary may in its sole discretion require that any action, controversy, claim, dispute, legal suit or proceeding brought against the depositary by any party or parties to the deposit agreement (including, without limitation, by ADR holders and owners of interests in ADSs) shall be referred to and finally settled by an arbitration conducted under the terms described below. Any such arbitration shall be conducted in the English language either in New York, New York in accordance with the Commercial Arbitration Rules of the American Arbitration Association or in Hong Kong following the arbitration rules of the United Nations Commission on International Trade Law (UNCITRAL).

By holding an ADS or an interest therein, registered holders of ADRs and owners of ADSs each irrevocably agree that any legal suit, action or proceeding against or involving us or the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby, may only be instituted in a state or federal court in New York, New York, and each irrevocably waives any objection which it may have to the laying of venue of any such proceeding, and irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our ordinary shares or our ADSs, and while we have applied to list our ADSs on the NASDAQ Global Market, we cannot assure you that an active trading market for our ADSs will develop or be sustained after this offering. Future sales of substantial amounts of our ADSs in the public market following this offering or perception that such future sales may occur could adversely affect the prevailing market price of our ADSs from time to time and could impair our ability to raise equity capital in the future.

Upon completion of this offering, we will have approximately             outstanding ADSs, representing approximately         % of our ordinary shares. All of the ADSs sold in this offering will be freely transferable without restriction or further registration under the Securities Act, except for any ADSs purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Rule 144 defines an affiliate of a company as a person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, our company. All outstanding ordinary shares prior to this offering are “restricted securities” as that term is defined in Rule 144 because they were issued in a transaction or series of transactions not involving a public offering. Restricted securities may be sold on the NASDAQ Global Market only if they are sold pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirement of the Securities Act such as those provided for in Rules 144 and 701 promulgated under the Securities Act, which rules are summarized below. Restricted ordinary shares may also be sold outside of the United States in accordance with Regulation S under the Securities Act. This prospectus may not be used in connection with any resale of our ADSs acquired in this offering by our affiliates.

As of June 30, 2014, we had outstanding warrants to purchase 240,000 of our ordinary shares, 120,000 of our Series C Preference Shares, 120,000 of our Series D Preference Shares and 815,122 of our Series E Preference Shares. All of the warrants to purchase ordinary shares, Series C Preference Shares and Series D Preference Shares will expire on December 31, 2015. All of the warrants to purchase Series E Preference Shares will expire immediately prior to the completion of this offering, unless earlier exercised by the holder or automatically. All of these warrants to purchase Preference Shares will be converted into warrants to purchase ordinary shares in connection with this offering. If the market value of the shares issuable upon exercise of any warrant is greater than the exercise price of $1.5522 (in the case of warrants to purchase Series C Preference Shares) or $1.91 per share (in the case of warrants to purchase ordinary shares, Series D Preference Shares and Series E Preference Shares), then we believe that the holders of warrants to purchase our ordinary shares, Series C Preference Shares and Series D Preference Shares will likely exercise them prior to the December 31, 2015 expiration date, and the holders of our warrants to purchase our Series E Preference Shares will likely exercise them (or they will be automatically exercised) prior to the completion of this offering, which will in each case result in dilution to investors purchasing ADSs in this offering and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of our ADSs. All of our outstanding warrants (and the shares issuable upon exercise of such warrants) are restricted securities under Rule 144, in that they were issued in private transactions not involving a public offering.

Lock-up Agreements

We, our executive officers and directors and holders of substantially all of our equity securities, have agreed, with exceptions, not to sell or transfer any ordinary shares or securities convertible into, exchangeable or exercisable for ordinary shares, including in the form of ADSs, for 180 days after the date of this prospectus without first obtaining the written consent of Barclays Capital Inc., Jefferies LLC and Stifel, Nicolaus & Company, Incorporated. See the section entitled “Underwriting—Lock-Up Agreements.”

Equity Incentive Plan

We intend to file a registration statement on Form S-8 under the Securities Act to register the              ordinary shares issuable upon the exercise of stock options outstanding and the              ordinary shares available

for future issuance under our equity incentive plan, in each case as of June 30, 2014. That registration statement is expected to be filed and become effective as soon as practicable after the closing of this offering. Accordingly, shares registered under the registration statement will be available for sale in the open market following its effective date, subject to vesting of such options and shares, Rule 144 volume limitations applicable to our affiliates and any applicable lock-up agreements.

Registration rights

Upon completion of this offering, certain holders of our outstanding ordinary shares and ordinary shares issuable upon exercise of outstanding warrants will be entitled to request that we register their ordinary shares under the Securities Act, following the expiration of the lock-up agreements described above. For a description of these registration rights, see “Description of Share Capital—Registration Rights.”

Rule 144

In general, under Rule 144 of the Securities Act, beginning 90 days after the date of this prospectus, an “affiliate” who has beneficially owned our shares for a period of at least six months is entitled to sell upon expiration or waiver of the lock-up arrangements described below within any three-month period a number of shares that does not exceed the greater of either 1% of the then outstanding shares, or approximately                 shares immediately following the completion of this offering, or the average weekly trading volume of our shares on the NASDAQ Global Market during the four calendar weeks preceding the filing with the SEC of a notice on Form 144 with respect to such sale. Such sales under Rule 144 of the Securities Act may also be subject to prescribed requirements relating to the manner of sale, notice and availability of current public information about us.

Under Rule 144, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior holder other than an affiliate, is entitled to sell such shares without restriction, provided we have been in compliance with our reporting requirements under the Exchange Act for the six months following satisfaction of the six-month holding period. To the extent that our affiliates sell their shares, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Rule 701

In general, under Rule 701 of the Securities Act as in effect on the date of this prospectus, each of our employees, consultants or advisors who acquires our ordinary shares from us in connection with a compensatory share plan or other written agreement executed prior to the completion of this offering is eligible to resell such ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

TAXATION

The following sets forth the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares. It is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it is the opinion of Maples and Calder, our special Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it is the opinion of Fangda Partners, our PRC counsel. To the extent that the discussion relates to matters of U.S. federal income tax law, it is the opinion of Sidley & Austin LLP, our U.S. counsel, as to the material U.S. federal income tax consequences to the U.S. Holders described herein of an investment in our ADSs or our ordinary shares.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of our ADSs and ordinary shares. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within, the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ADSs and ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ADSs or ordinary shares, as the case may be, nor will gains derived from the disposal of our ADSs or ordinary shares be subject to Cayman Islands income or corporation tax.

PRC Taxation

On March 16, 2007, the National People’s Congress, the PRC legislature, enacted the Enterprise Income Tax Law, or the PRC EIT Law, which became effective on January 1, 2008, and on December 6, 2007, the State Council promulgated the Implementation Rules to the Enterprise Income Tax Law, or the Implementation Rules, which also became effective on January 1, 2008. Under the PRC EIT Law and the Implementation Rules, unless otherwise specified, foreign invested enterprises and domestic companies are subject to a uniform income tax rate of 25%. In addition, the dividends, interests, rents and royalties payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise, as well as gains on transfers of shares of foreign-invested enterprise in the PRC by such foreign investor, are subject to PRC withholding tax at the rate of 10% unless the foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced withholding tax rate. For example, a lower withholding tax rate of 5% is applicable for direct foreign investors incorporated in Hong Kong with at least a 25% equity interest in the PRC company and who meet the relevant conditions or requirements pursuant to the tax arrangement between the PRC and Hong Kong. Also, according to the Agreement between the Government of the People’s Republic of China and the Government of the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, which became effective on April 30, 1984, a 10% tax rate may apply on dividends we pay to our non-PRC individual shareholders to the extent that certain conditions are met. The Cayman Islands, where the Company is incorporated, does not have such a tax treaty with the PRC.

The PRC EIT Law created a new “resident enterprise” classification which if applied could treat our Cayman Islands holding company or any of our other overseas holding companies in a manner similar to a

Chinese enterprise for enterprise income tax purposes. Under PRC EIT Law and the Implementation Rules, an enterprise established outside of the PRC with “de facto management body” within the PRC is considered a resident enterprise. The Implementation Rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the senior management personnel and core management departments in charge of its daily production operations and management are located mainly in China; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in China; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in China; and (iv) at least half of the enterprise’s directors with voting rights or senior management habitually reside in China.

Currently, a majority of the members of our management team are located in China. However, Circular 82 applies only to offshore enterprises controlled by PRC enterprises or PRC corporate groups, not those controlled by PRC or foreign individuals or foreign enterprises like us. In the absence of detailed implementing regulations or other guidance determining that offshore companies controlled by PRC or foreign individuals or foreign enterprises like us are PRC resident enterprises, we do not currently consider our company or any of our overseas subsidiaries to be a PRC resident enterprise. However, the tax resident status of an enterprise is subject to determination by the Chinese tax authorities and they may take the view that the determining criteria set forth in Circular 82 reflects a general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. If the PRC tax authorities determine that our Cayman Islands holding company or any of our other overseas holding companies is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. We will be subject to 25% enterprise tax on our global income and a 10% withholding could be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares. See “Risk Factors—Risks Related to Doing Business in China—Our global income and the dividends we may receive from our PRC subsidiaries may be subject to Chinese taxes under the PRC Enterprise Income Tax Law, which could have a material adverse effect on our results of operations, and non-Chinese shareholders may be subject to Chinese tax on dividends and gains which may reduce returns on their investments in our shares or ADSs.”

PRC taxation of our non-PRC shareholders

Under the PRC EIT Law and the Implementation Rules, subject to any applicable tax treaty or similar arrangement between the PRC and your jurisdiction of residence that provides for a different income tax arrangement, PRC withholding tax at the rate of 10% is normally applicable to dividends from PRC sources payable to investors that are non-PRC resident enterprises, which do not have an establishment or place of business in the PRC, or which have an establishment or place of business in the PRC but the relevant income is not effectively connected with such establishment or place of business. Any gain realized on the transfer of American Depositary Shares or shares by such investors is subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC unless a treaty or similar arrangement provides otherwise. Under the PRC Individual Income Tax Law and its implementation rules, dividends from sources within the PRC paid to foreign individual investors who are not PRC residents are generally subject to a PRC withholding tax at a rate of 20% and gains from PRC sources realized by such investors on the transfer of American Depositary Shares or shares are generally subject to 20% PRC income tax, in each case, subject to any reduction or exemption set forth in applicable tax treaties and PRC laws. Although substantially all of our business operations are in China, it is unclear whether dividends we pay with respect to our ADSs or ordinary shares, or the gain realized from the transfer of our ADSs or ordinary shares, would be treated as income derived from sources within the PRC and as a result be subject to PRC income tax if we are treated as a PRC resident enterprise. If PRC income tax is imposed on gains realized through the transfer of our ADSs or ordinary shares or on dividends paid to our non-resident investors, the value of your investment in our ADSs or ordinary shares may be materially and adversely affected. Furthermore, our ADS holders whose jurisdictions of residence have tax treaties or arrangements with China may not qualify for benefits under such tax treaties or arrangements.

On October 27, 2009, the SAT promulgated a tax notice, or Circular 601, which provides that non-resident enterprises or individuals that cannot provide valid supporting documents as “beneficial owners” may not be approved to enjoy tax treaty benefits. In the event that we are treated as a PRC tax resident, dividends to be distributed by us to our shareholders and ADS holders who are non-PRC tax residents and whose jurisdictions of incorporation or home countries have tax treaties with China providing for preferential withholding arrangements will not be entitled to the benefits under such withholding arrangements unless such holder is considered a “beneficial owner” under Circular 601.

Under the relevant PRC tax laws, the price for equity interests transfer shall reflect the fair market value based on arm’s length principle. The PRC tax authorities have the discretion to determine that the pricing of equity interests transfer does not adhere to the principle of fair market value, where the negative tax implications including upward adjustment of income tax based on reassessed transfer price might be imposed by the tax authorities.

In addition, pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the SAT on December 10, 2009 with retroactive effect from January 1, 2008, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly via disposing of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the foreign investor shall report to the competent tax authority of the PRC resident enterprise this Indirect Transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of avoiding PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

United States Federal Income Tax Considerations

The following summary describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) of owning and disposing of our ADSs or ordinary shares and is the opinion of Sidley Austin LLP insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law, provided, however, that Sidley Austin LLP expresses no opinion with respect to our PFIC status and also expresses no opinion with respect to our expectations regarding our PFIC status. The following summary does not purport to be a comprehensive discussion of all of the tax considerations that may be relevant to a decision to purchase our ADSs or ordinary shares.

This summary addresses only the U.S. federal income tax considerations for U.S. Holders that acquire our ADSs or ordinary shares at their original issuance and hold the ADSs or ordinary shares as capital assets. This summary does not address all U.S. federal income tax matters that may be relevant to a particular U.S. Holder. Each prospective investor should consult a professional tax advisor with respect to the tax consequences of an investment in our ADSs or ordinary shares. This summary does not address tax considerations applicable to a holder of our ADSs or ordinary shares that may be subject to special tax rules including, without limitation, the following:

•	dealers in securities or currencies;

•	financial institutions;

•	S corporations;

•	regulated investment companies;

•	real estate investment trusts;

•	tax-exempt entities (including private foundations);

•	qualified retirement plans, individual retirement accounts and other tax-deferred accounts;

•	insurance companies;

•	persons holding ADSs or ordinary shares as a part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

•

persons that own, directly, indirectly or as a result of certain constructive ownership rules, ADSs or ordinary shares representing 10% or more of the total combined voting power of all classes of our stock;

•	traders in securities that elect to use a mark-to-market method of accounting;

•	persons liable for alternative minimum tax;

•	persons that received our shares as compensation for services;

•	persons whose “functional currency” is not the U.S. dollar; or

•	U.S. tax expatriates and certain former citizens and long-term residents of the United States.

This summary is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended (Code), the U.S. Treasury Regulations promulgated thereunder, and administrative and judicial interpretations of the Code and the U.S. Treasury Regulations, all as currently in effect as of the date hereof, and all subject to differing interpretations or change, possibly on a retroactive basis. This summary does not address any estate, gift, state, local, non-U.S. or other tax consequences, except as specifically provided herein. No ruling has been or will be sought from the U.S. Internal Revenue Service (IRS) with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the ownership and disposition of our ADSs or ordinary shares, or that any such contrary position will not be sustained by a court.

For purposes of this summary, a “U.S. Holder” means a holder of ADSs or ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States (as determined under U.S. federal income tax rules);

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has in effect a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person.

If a partnership or an entity or an arrangement treated as a partnership for U.S. federal income tax purposes holds ADSs or ordinary shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding ADSs or ordinary shares or partners in such partnerships should consult their own tax advisors regarding the particular U.S. federal income tax consequences of the ownership and disposition of ADSs or ordinary shares.

The following summary is not a substitute for careful tax planning and advice. U.S. Holders of our ADSs or ordinary shares are urged to consult their own tax advisors concerning the U.S. federal income tax consequences of the issues discussed herein, in light of their particular circumstances, as well as any considerations arising under the laws of any foreign, state, local or other taxing jurisdiction.

Taxation of Distributions on ADSs or Ordinary Shares

Subject to the discussion under “—Passive Foreign Investment Company Rules” below, the gross amount of any distribution (including amounts, if any, withheld in respect of PRC withholding tax) actually or constructively received by a U.S. Holder with respect to our ADSs or ordinary shares will be taxable to the U.S. Holder as a dividend to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions to a U.S. Holder in excess of earnings and profits ordinarily would be treated first as a return of capital that reduces a U.S. Holder’s tax basis in such ADSs or ordinary shares (thereby increasing the amount of gain or decreasing the amount of loss that a U.S. Holder would recognize on a subsequent disposition of our ADSs or ordinary shares), and then as gain from the sale or exchange of such ADSs or ordinary shares. However, we do not intend to calculate our earnings and profits under U.S. federal income tax principles, and, in the event we make distributions to holders of our ADSs or ordinary shares, we do not intend to determine the portion of any distribution that constitutes a dividend for U.S. federal income tax purposes. As a result, U.S. Holders may be required to treat the entire distribution as a taxable dividend, even if some or all of the distribution would otherwise be treated as a non-taxable return of capital or as capital gain. The amount of any distribution of property other than cash will be the fair market value of that property on the date of distribution. The amount of the dividend will generally be treated as foreign-source dividend income to U.S. Holders, which may be relevant in calculating any foreign tax credit limitation. U.S. Holders should consult their own tax advisors to determine whether and to what extent they will be entitled to a foreign tax credit.

U.S. Holders who are individuals, estates or trusts will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income” on dividends paid on our ADSs, provided that certain conditions are satisfied, including that (1) our ADSs are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty, (2) we are not a PFIC (as defined in “—Passive Foreign Investment Company Rules”) in the year of the distribution or in the prior tax year, and (3) certain holding period requirements are met. Because we do not expect our ordinary shares will be listed on an established securities market, we do not believe that dividends we pay on our ordinary shares that are not represented by ADSs will meet the conditions required for such reduced tax rates, unless we are deemed to be a PRC resident enterprise (as described above).

U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds will also be subject to a 3.8% Medicare tax (in addition to the regular income tax) on dividends.

Distributions to U.S. Holders that are corporations generally will not be eligible for the dividends received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

Sale or Other Disposition of ADSs or Ordinary Shares

Upon the sale, exchange or other taxable disposition of an ordinary share, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange or other disposition and such U.S. Holder’s tax basis in the ordinary share. The amount realized on the sale, exchange or other taxable disposition of the ADSs or ordinary shares will be the amount of cash received plus the fair market value of any property received. The U.S. Holder’s amount realized and tax basis will be measured in U.S. dollars. Subject to the discussion under “—Passive Foreign Investment Company Rules” below, any such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if the U.S. Holder’s holding period for the ADSs or ordinary shares transferred exceeds one year on the date of the sale or disposition.

Long-term capital gains of non-corporate U.S. Holders derived with respect to the disposition of ADSs or ordinary shares are currently subject to tax at reduced rates. U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds will also be subject to a 3.8% Medicare tax on capital gains. The deductibility of capital losses is subject to limitations. The gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances. The deductibility of a capital loss may be subject to limitations.

Passive Foreign Investment Company Rules

A foreign corporation is a passive foreign investment company (PFIC), within the meaning of Section 1297 of the Code if, during any taxable year, (1) 75% or more of its gross income consists of certain types of passive income or (2) the average quarterly value (or basis in certain cases) of its passive assets (generally assets that generate passive income) is 50% or more of the average quarterly value (or basis in certain cases) of all of its assets. In arriving at this calculation, we will be treated as holding directly our proportionate share of the assets, and receiving directly our proportionate share of income, of any corporation in which we own, directly or indirectly, at least a 25% interest measured by value. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions, subject to certain exceptions.

Based on our estimated gross income, the average value of our gross assets, and the nature of our businesses, we do not believe that we will be a PFIC for the current taxable year and do not expect to become one in the foreseeable future. Our status for any taxable year will depend on our assets and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. The market value of our assets may be determined in large part by reference to the market price of our ordinary shares, which is likely to fluctuate after the offering. If our income or asset composition were to become more passive (including through the acquisition of assets that generate passive income), we could potentially become a PFIC.

If we were classified as a PFIC in any year with respect to which a U.S. Holder owns ADSs or ordinary shares, we would continue to be treated as a PFIC with respect to the U.S. Holder in all succeeding years during which the U.S. Holder owns our ADSs or ordinary shares, regardless of whether we continue to meet the tests described above.

If we were treated as a PFIC for any taxable year during which a taxable U.S. Holder held our ADSs or ordinary shares, gain recognized by the U.S. Holder on a sale or other disposition (including certain pledges) of the ADSs or ordinary shares would be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to that taxable year. Further, to the extent that any distribution received by a U.S. Holder on its ADSs or ordinary shares exceeded 125% of the average of the annual distributions on the ADSs or ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution (referred to as an “excess distribution”) would be subject to taxation in the same manner as gain, described immediately above.

Certain elections allow alternative treatments of the ADSs or ordinary shares. However, we do not expect that we will prepare or provide to U.S. Holders a “PFIC annual information statement,” which would enable a U.S. Holder to elect to treat us as a “qualified electing fund.” Each U.S. Holder of a PFIC is required to file an annual report on Form 8621 containing such information as the U.S. Department of the Treasury may require. U.S. Holders are advised to consult with their own tax advisors regarding the details of the PFIC rules and any elections that may be available.

Information Reporting and Backup Withholding

In general, information reporting requirements may apply to payments with respect to ADSs or ordinary shares paid to certain U.S. Holders. Backup withholding, currently at a 28% rate, also may apply to such payments if the U.S. Holder fails to provide a taxpayer identification number or certification of other exempt status or fails to comply with the applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against such U.S. Holder’s U.S. federal income tax liability provided that the required information is furnished by such U.S. Holder to the IRS. A U.S. Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS.

Certain U.S. Holders holding specified foreign financial assets, including our ordinary shares and possibly our ADRs (unless held through a brokerage account with a U.S. financial institution), with an aggregate value in excess of the applicable U.S. dollar threshold are, subject to certain exceptions, required to report information relating to such assets by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, to their tax returns, for each year in which they hold such assets. U.S. Holders are urged to consult their own tax advisors regarding information reporting requirements relating to the ownership of our ADSs or ordinary shares.

UNDERWRITING

Barclays Capital Inc., Jefferies LLC, and Stifel, Nicolaus & Company, Incorporated are acting as the representatives of the underwriters and the book-running managers of this offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement, each of the underwriters named below has severally agreed to purchase from us the respective number of ADSs shown opposite its name below:

Underwriters	Number of ADSs
Barclays Capital Inc.
Jefferies LLC
Stifel, Nicolaus & Company, Incorporated
Wells Fargo Securities, LLC
Oppenheimer & Co. Inc.

Total

The underwriting agreement provides that the underwriters’ obligation to purchase ADSs depends on the satisfaction of the conditions contained in the underwriting agreement including:

•	the obligation to purchase all of the ADSs offered hereby (other than those ADSs covered by their option to purchase additional shares as described below), if any of the ADSs are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in our business or the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional ADSs. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the shares.

	No Exercise	Full Exercise
Per ADS	$	$
Total	$	$

The representatives have advised us that the underwriters propose to offer the ADSs directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $         per share. After the offering, the representatives may change the offering price and other selling terms.

The expenses of the offering that are payable by us are estimated to be approximately $         (excluding underwriting discounts and commissions).

Option to Purchase Additional ADSs

We have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase, from time to time, in whole or in part, up to an aggregate of             ADSs from us at the public offering price less underwriting discounts and commissions. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional ADSs based on the underwriter’s percentage underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting Section.

Lock-Up Agreements

We, all of our directors and executive officers, and each holder of more than 1% of our ordinary shares, have agreed that, for a period of 180 days after the date of this prospectus, subject to certain exceptions, we and they will not directly or indirectly, without the prior written consent of each of Barclays Capital Inc., Jefferies LLC and Stifel, Nicolaus & Company, Incorporated, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any ADSs or ordinary shares (including, without limitation, ADSs or ordinary shares that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and ADSs or ordinary shares that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for ADSs or ordinary shares (other than, solely in the case of the lock-up agreement that is applicable to us, the ADSs offered hereby, the ordinary shares underlying the ADSs offered hereby and ADSs, ordinary shares or options and other awards we may issue pursuant to employee benefit plans or employee or director stock option, stock purchase or other equity incentive plans existing on the date of this prospectus or upon completion of this offering or pursuant to currently outstanding options, warrants or rights not issued under one of those plans), or, solely in the case of the lock-up agreement that is applicable to us, sell or grant options, rights or warrants with respect to any ADSs, ordinary shares or securities convertible into or exchangeable for ADSs or ordinary shares (other than the grant of options, rights or awards by us pursuant to employee or director stock option, stock purchase or other equity incentive plans existing on the date of this prospectus or upon completion of this offering), (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of ADSs or ordinary shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of ADSs, ordinary shares or other securities, in cash or otherwise, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any ADSs or ordinary shares or securities convertible into or exercisable or exchangeable for ADSs or ordinary shares or any other of our securities or (4) publicly disclose the intention to do any of the foregoing.

Barclays Capital Inc., Jefferies LLC and Stifel, Nicolaus & Company, Incorporated, in their sole discretion, may release the ADSs, ordinary shares and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release ADSs, ordinary shares and other securities from lock-up agreements, Barclays Capital Inc., Jefferies LLC and Stifel, Nicolaus & Company, Incorporated may consider, among other factors, the holder’s reasons for requesting the release, the number of ADSs, ordinary shares and other securities for which the release is being requested and market conditions at the time. At least three business days before the effectiveness of any release or waiver of any of the restrictions described above with respect to an officer or director of the Company, Barclays Capital Inc., Jefferies LLC and Stifel, Nicolaus & Company, Incorporated will notify us of the impending release or waiver and we have agreed to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver, except where the release or waiver is effected solely to permit a transfer of ADSs, ordinary shares or other securities that is not for consideration and where the transferee has agreed in writing to be bound by the same terms as the lock-up agreements described above to the extent and for the duration that such terms remain in effect at the time of transfer.

Offering Price Determination

Prior to this offering, there has been no public market for our ADSs. The initial public offering price was negotiated between the representatives and us. In determining the initial public offering price of our ADSs, the representatives considered:

•	the history and prospects for the industry in which we compete;

•	our financial information;

•	the ability of our management and our business potential and earning prospects;

•	the prevailing securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the ADSs, in accordance with Regulation M under the Exchange Act:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the ADSs in the open market after the distribution has been completed in order to cover syndicate short positions.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the ADSs originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ADSs. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Listing on the NASDAQ Global Market

We intend to list our ADSs on the NASDAQ Global Market under the symbol “VERI.”

Stamp Taxes

If you purchase ADSs offered in this prospectus you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for the issuer and its affiliates, for which they received or may in the future receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer or its affiliates. If the underwriters or their affiliates have a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, the underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the ADSs offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the ADSs offered hereby. The underwriters and certain of their affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any ADS which are the subject of the offering contemplated herein may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any ADSs may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to legal entities which are qualified investors as defined under the Prospectus Directive;

•

by the underwriters to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of ADSs shall result in a requirement for us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any ADSs under, the offers contemplated here in this prospectus will be deemed to have represented, warranted and agreed to and with each underwriter and us that:

•	it is a qualified investor as defined under the Prospectus Directive; and

•

in the case of any ADSs acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the ADSs acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in the circumstances in which the prior consent of the representatives of the underwriters has been given to the offer or resale or (ii) where ADSs have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of such ADSs to it is not treated under the Prospectus Directive as having been made to such persons.

For the purposes of this representation and the provision above, the expression an “offer of ADSs to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for the ADSs, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

This prospectus has only been communicated or caused to have been communicated and will only be communicated or caused to be communicated as an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act of 2000 (the “FSMA”)) as received in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of the FSMA does not apply to us. All applicable provisions of the FSMA will be complied with in respect to anything done in relation to the ADSs in, from or otherwise involving the United Kingdom.

Notice to Residents of Canada

The offering of the ADSs in Canada is being made on a private placement basis in reliance on exemptions from the prospectus requirements under the securities laws of each applicable Canadian province and territory where the ADSs may be offered and sold, and therein may only be made with investors that are purchasing as principal and that qualify as both an “accredited investor” as such term is defined in National Instrument 45-106 Prospectus and Registration Exemptions and as a “permitted client” as such term is defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligation. Any offer and sale of the ADSs in any province or territory of Canada may only be made through a dealer that is properly registered under the securities legislation of the applicable province or territory wherein the ADSs are offered and/or sold or, alternatively, by a dealer that qualifies under and is relying upon an exemption from the registration requirements therein.

Any resale of the ADSs by an investor resident in Canada must be made in accordance with applicable Canadian securities laws, which may require resales to be made in accordance with prospectus and registration requirements, statutory exemptions from the prospectus and registration requirements or under a discretionary exemption from the prospectus and registration requirements granted by the applicable Canadian securities regulatory authority. These resale restrictions may under certain circumstances apply to resales of the ADSs outside of Canada.

Upon receipt of this document, each Canadian investor hereby confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, chaque investisseur canadien confirme par les présentes qu’il a expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rédigés en anglais seulement.

ENFORCEABILITY OF CIVIL LIABILITIES

We were incorporated under the laws of the Cayman Islands in order to enjoy the following benefits:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

•	the Cayman Islands has a less extensive body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our operations are conducted outside the United States, and substantially all of our assets are located outside the United States. Some of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets may be located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed VeriSilicon, Inc., as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Maples and Calder, our special Cayman Islands counsel, and Fangda Partners, our special PRC counsel, have advised us that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

The Company has been advised by its Cayman Islands legal counsel that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against the Company judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against the Company predicated upon the civil liability provisions of the securities laws of the United States or any State, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. There is recent Privy Council authority (which is binding on the Cayman Islands Court) in the context of a reorganization plan approved by the New York Bankruptcy Court which suggests that due to the universal nature of bankruptcy/insolvency proceedings, foreign money judgments obtained in foreign bankruptcy/insolvency proceedings may be enforced without applying the principles outlined above. However, a more recent English Supreme Court authority (which is highly persuasive but not binding on the Cayman Islands Court), has expressly rejected that approach in the context of a default judgment obtained in an adversary proceeding brought in the New York Bankruptcy Court by the receivers of the bankruptcy debtor against a third party, and which would not have been enforceable upon the application of the traditional common law principles summarized above and held that foreign money judgments obtained in bankruptcy/insolvency proceedings should be enforced by applying the principles set out above, and not by the simple exercise of the Courts’ discretion. Those cases have now been considered by the Cayman Islands Court. The Cayman Islands Court was not asked to consider the specific question of whether a judgment of a bankruptcy court in an adversary proceeding would be enforceable in the Cayman Islands, but it did endorse the need for active assistance of overseas bankruptcy proceedings. We understand that the Cayman Islands Court’s decision in that case has been appealed and it remains the case that the law regarding the enforcement of bankruptcy/insolvency related judgments is still in a state of uncertainty.

Fangda Partners has further advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other agreements with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether a PRC court would enforce a judgment rendered by a court in the United States.

In addition, it will be difficult for U.S. shareholders to originate actions against us in China based upon Cayman Islands, U.S. or PRC laws, because we are incorporated under the laws of the Cayman Islands and it is difficult for U.S. shareholders, by virtue only of holding our ADSs or ordinary shares, to establish a connection to the PRC as required by the PRC Civil Procedures Law in order for a PRC court to have jurisdiction. U.S. shareholders may be able to originate actions against us in the Cayman Islands based upon Cayman Islands laws. However, we do not have any substantial assets other than certain corporate documents and records in the Cayman Islands and it may be difficult for a shareholder to enforce a judgment obtained in a Cayman Islands court in China, where a significant portion of our operations are conducted.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions that are expected to be incurred in connection with the offer and sale of the ADSs. With the exception of the Securities and Exchange Commission registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the NASDAQ Global Select Market listing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	*
FINRA Filing Fee	*
NASDAQ Global Select Market Listing Fee	*
Printing Expenses	*
Legal Fees and Expenses	*
Accounting Fees and Expenses	*
Miscellaneous	*

Total	*

*	To be filed by amendment.

LEGAL MATTERS

We are being represented by Sidley Austin LLP, Palo Alto, California with respect to certain matters of United States federal securities and New York State law. Certain partners of Sidley Austin LLP beneficially own an aggregate of 109,000 ordinary shares. Pillsbury Winthrop Shaw Pittman LLP, Palo Alto, California is acting as counsel to the underwriters in connection with certain legal matters relating to the ADSs being offered by this prospectus. The validity of the ordinary shares represented by the ADSs offered in this offering and certain legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder. Certain legal matters as to PRC law will be passed upon for us by Fangda Partners and for the underwriters by Haiwen & Partners. Maples and Calder and Sidley Austin LLP may rely upon Fangda Partners with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements as of December 31, 2012 and 2013, and for each of the three years in the period ended December 31, 2013, and the related financial statement schedule included in this prospectus, have been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements and financial statement schedule have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The registered business address of Deloitte Touche Tohmatsu Certified Public Accountants LLP is 30/F Bund Center, 222 Yan An Road East, Shanghai, People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We filed a registration statement on Form F-1 with the SEC with respect to the registration of the ADSs offered for sale with this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information about us, the ADSs we are offering by this prospectus and related matters, you should review the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement.

Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to the information and periodic reporting requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempted from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and Section 16 short swing profit reporting for our officers and directors and for holders of more than 10% of our ordinary shares. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

VERISILICON HOLDINGS CO., LTD.

We have audited the accompanying consolidated balance sheets of VeriSilicon Holdings Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2012 and 2013, and the related consolidated statements of operations, comprehensive loss, changes in equity (deficit), and cash flows for each of the three years in the period ended December 31, 2013 and the related financial statement schedule. These financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of VeriSilicon Holdings Co., Ltd. and subsidiaries as of December 31, 2012 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 22 to the consolidated financial statements, the accompanying financial statements of the Company as of December 31, 2012 and 2013 and for each of the three years in the period ended December 31, 2013 have been restated to correct an error.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

July 22, 2014 (September 10, 2014 as to Note 22)

VERISILICON HOLDINGS CO., LTD.

CONSOLIDATED BALANCE SHEETS

(In U.S. Dollars)

	December 31,
	2012	2013
	(As restated)	(As restated)

ASSETS

Current assets
Cash and cash equivalents	$5,386,881	$9,302,570
Restricted cash	68,752	66,990
Accounts receivable, net of allowance of $699,235 and $1,027,887 as of December 31, 2012 and 2013, respectively	17,504,913	24,348,634
Inventories	5,811,596	6,400,789
Prepayments to suppliers	2,105,704	2,210,602
Prepaid expenses and other current assets	1,372,791	1,385,876

Total current assets	32,250,637	43,715,461

Property and equipment, net	3,302,051	3,220,907
Intangible assets, net	12,198,683	10,131,273
Goodwill	429,738	429,738
Other non-current assets	471,791	370,356

TOTAL ASSETS	$48,652,900	$57,867,735

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT

Current liabilities
Short-term borrowing	$9,836,348	$17,884,551
Accounts payable	17,808,780	19,625,072
Deferred revenue	11,279,376	11,091,470
Accrued payroll and compensation	3,292,342	4,518,927
Provision on estimated losses on contract	857,826	676,362
Advances from customers	1,374,540	1,676,147
Accrued expenses and other current liabilities	3,504,562	3,798,667
Income tax payable	114,295	370,250

Total current liabilities	48,068,069	59,641,446

Long-term liabilities
Long-term payables relating to intangible assets	1,808,535	556,184
Other long-term liabilities	152,936	218,731
Warrants to purchase convertible redeemable preference shares and ordinary shares	1,330,345	2,094,397
Liquidation features of Series A, B, C, D and E convertible redeemable preference shares	15,613,526	19,740,224
Equity options of Series C, D and E convertible redeemable preference shares	19,423,504	40,996,679

Total liabilities	$86,396,915	$123,247,661

Commitments and Contingencies (Note 17)

The accompanying notes are an integral part of these consolidated financial statements.

VERISILICON HOLDINGS CO., LTD.

CONSOLIDATED BALANCE SHEETS

(In U.S. Dollars, except share data)

	December 31,
	2012	2013
	(As restated)	(As restated)

Mezzanine Equity:
Series A convertible redeemable preference shares, $0.001 par value; 3,700,000 shares authorized, 3,607,093 shares issued and outstanding as of December 31, 2012 and 2013 (Redemption value: $3,607,093 as of December 31, 2012 and 2013)	$3,607,093	$3,607,093
Series B convertible redeemable preference shares, $0.001 par value; 5,300,000 shares authorized, 5,244,165 shares issued and outstanding as of December 31, 2012 and 2013 (Redemption value: $8,139,994 as of December 31, 2012 and 2013)	8,139,994	8,139,994
Series C convertible redeemable preference shares, $0.001 par value; 13,200,000 shares authorized, 13,037,630 shares issued and outstanding as of December 31, 2012 and 2013 (Redemption value: $20,237,008 as of December 31, 2012 and 2013)	20,237,008	20,237,008
Series D convertible redeemable preference shares, $0.001 par value; 9,600,000 shares authorized, 9,424,085 shares issued and outstanding as of December 31, 2012 and 2013 (Redemption value: $18,000,003 as of December 31, 2012 and 2013)	18,000,003	18,000,003
Series E convertible redeemable preference shares, $0.001 par value; 8,300,000 shares authorized, 6,401,845 shares issued and outstanding as of December 31, 2012 and 2013 (Redemption value: $12,227,532 as of December 31, 2012 and 2013)	12,227,532	12,227,532
Series F convertible non-redeemable preference shares, $0.001 par value; 5,300,000 shares authorized, 4,347,825 shares issued and outstanding as of December 31, 2012 and 2013	9,767,444	9,767,444

	71,979,074	71,979,074

Shareholders’ deficit:
Ordinary shares, $0.001 par value; 105,300,000 shares authorized, 12,898,066 and 13,223,358 issued and outstanding as of December 31, 2012, and 2013, respectively	12,898	13,223
Additional paid-in capital	11,085,431	11,292,649
Accumulated deficit	(120,755,421)	(148,866,463)
Accumulated other comprehensive income (loss)	(65,997)	201,591

Total shareholders’ deficit	(109,723,089)	(137,359,000)

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT	$48,652,900	$57,867,735

The accompanying notes are an integral part of these consolidated financial statements.

VERISILICON HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. Dollars, except share data)

	Year ended December 31,
	2011	2012	2013
	(As restated)	(As restated)	(As restated)
Revenue:
Turnkey products	$41,521,887	$35,655,214	$79,806,098
Non-recurring engineering (“NRE”) design services	17,221,498	18,360,478	22,337,026
License and royalties	18,773,473	20,528,708	25,266,661

Total revenue	77,516,858	74,544,400	127,409,785

Cost and expense:
Cost of revenue
Turnkey products	(39,096,477)	(31,339,642)	(64,786,489)
NRE design services	(18,076,193)	(14,927,324)	(20,187,721)
License and royalties	(950,944)	(2,241,627)	(1,959,972)

Total cost of revenue	(58,123,614)	(48,508,593)	(86,934,182)

Amortization of intangible assets	(2,532,729)	(2,896,714)	(3,047,091)
Research and development expenses	(14,632,163)	(14,402,776)	(17,862,910)
Sales and marketing expenses	(8,875,431)	(10,977,024)	(11,955,014)
General and administrative expenses	(6,037,423)	(6,586,907)	(6,703,839)

Income (loss) from operations	(12,684,502)	(8,827,614)	906,749

Other income (expense):
Interest income	17,054	7,927	6,151
Interest expense	(520,995)	(737,748)	(1,040,682)
Increase in fair value of warrants to purchase convertible redeemable preference shares and ordinary shares	(489,620)	(346,070)	(764,052)
Increase in fair value of liquidation features of Series A, B, C, D and E convertible redeemable preference shares	(5,188,044)	(4,570,211)	(4,126,698)
Increase in fair value of equity options of Series C, D and E convertible redeemable preference shares	(7,067,100)	(10,619,957)	(21,573,175)
Other, net	348,040	(2,140)	(126,547)

Net loss before income tax expense	(25,585,167)	(25,095,813)	(26,718,254)
Income tax expense	(954,548)	(564,424)	(1,392,788)

Net loss	$(26,539,715)	$(25,660,237)	$(28,111,042)

Net loss per share:

Basic and diluted	$(2.14)	$(1.99)	$(2.16)

Weighted average number of shares used in calculating basic and diluted net loss per share	12,373,357	12,868,970	12,987,154

Pro forma net loss per share (Note 2, unaudited):
Basic and diluted			$(0.50)

Weighted average number of shares used in calculating pro forma basic and diluted loss per share			55,864,919

The accompanying notes are an integral part of these consolidated financial statements.

VERISILICON HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In U.S. Dollars)

	Year ended December 31,
	2011	2012	2013
	(As restated)	(As restated)	(As restated)
Net loss	$(26,539,715)	$(25,660,237)	$(28,111,042)

Other comprehensive income (loss):
Foreign currency translation adjustments, net of tax impact of nil for 2011, 2012 and 2013	(115,867)	85,936	267,588

Total comprehensive loss	$(26,655,582)	$(25,574,301)	$(27,843,454)

The accompanying notes are an integral part of these consolidated financial statements.

VERISILICON HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

(In U.S. Dollars, except share data)

	Ordinary shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total deficit
	Shares	Amount
Balance as of January 1, 2011	9,556,550	$9,556	$10,340,776	$(68,555,469)	$(36,066)	$(58,241,203)

Exercise of stock options	3,311,516	3,312	583,545	—	—	586,857
Share-based compensation	—	—	67,496	—	—	67,496
Net loss (as restated)	—	—	—	(26,539,715)	—	(26,539,715)
Foreign currency translation adjustments	—	—	—	—	(115,867)	(115,867)

Balance as of December 31, 2011	12,868,066	$12,868	$10,991,817	$(95,095,184)	$(151,933)	$(84,242,432)

Exercise of stock options	30,000	30	6,170	—	—	6,200
Share-based compensation	—	—	87,444	—	—	87,444
Net loss (as restated)	—	—	—	(25,660,237)	—	(25,660,237)
Foreign currency translation adjustments	—	—	—	—	85,936	85,936

Balance as of December 31, 2012	12,898,066	$12,898	$11,085,431	$(120,755,421)	$(65,997)	$(109,723,089)

Exercise of stock options	325,292	325	43,988	—	—	44,313
Share-based compensation	—	—	163,230	—	—	163,230
Net loss (as restated)	—	—	—	(28,111,042)	—	(28,111,042)
Foreign currency translation adjustments	—	—	—	—	267,588	267,588

Balance as of December 31, 2013	13,223,358	$13,223	$11,292,649	$(148,866,463)	$201,591	$(137,359,000)

The accompanying notes are an integral part of these consolidated financial statements.

VERISILICON HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. Dollars)

	Year ended December 31,
	2011	2012	2013
	(As restated)	(As restated)	(As restated)
Operating activities
Net loss	$(26,539,715)	$(25,660,237)	$(28,111,042)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,555,488	4,125,262	4,160,404
Share-based compensation	67,496	87,444	163,230
Bad debt expense	294,563	424,680	328,652
Inventory provision	289,326	1,209,576	302,607
Loss (gain) on disposal of property and equipment	19,525	2,843	(198)
Amortization of debt discount	39,344	160,881	163,143
Changes in fair value of warrants to purchase convertible redeemable preference shares and ordinary shares	489,620	346,070	764,052
Changes in fair value of liquidation features of Series A, B, C, D and E convertible redeemable preference shares	5,188,044	4,570,211	4,126,698
Changes in fair value of equity options of Series C, D and E convertible redeemable preference shares	7,067,100	10,619,957	21,573,175

Changes in operating assets and liabilities:
Accounts receivable	(4,411,556)	(13,821)	(7,172,373)
Inventories	7,087,248	(4,146,573)	(891,801)
Prepaid expenses and other current assets	(1,132,740)	(49,244)	(117,983)
Accounts payable	(6,611,634)	7,890,712	1,942,234
Deferred revenue	5,257,163	(693,069)	(187,906)
Income tax payable	(108,536)	(41,018)	255,955
Accrued payroll and compensation	794,516	(438,065)	1,226,585
Provision on estimated losses on contract	1,291,532	(1,772,747)	(181,465)
Accrued expenses and other current liabilities	100,619	310,291	538,886
Other non-current assets	(40,405)	71,046	101,435
Other long-term liabilities	(175,647)	(80,692)	(97,349)

Net cash used in operating activities	(7,478,649)	(3,076,493)	(1,113,061)

Investing activities
Purchase of property and equipment	(2,276,118)	(1,135,973)	(707,584)
Purchase of intangible assets	(2,355,667)	(2,097,916)	(2,558,042)
Proceeds from disposal of fixed assets	5,129	2,052	1,051
Change in restricted cash	(69,245)	410,735	1,762

Net cash used in investing activities	(4,695,901)	(2,821,102)	(3,262,813)

Financing activities
Proceeds from issuance of Series F convertible non-redeemable preference shares	7,999,998	2,000,000	—
Payment of Series F convertible non-redeemable preference shares issuance costs	(87,882)	(144,672)	—
Proceeds from exercise of employee stock options	586,857	6,200	44,313
Proceeds from short-term borrowings	5,012,454	6,603,167	8,048,203
Repayment of short-term borrowings	(3,126,153)	(5,153,119)	—

Net cash provided by financing activities	10,385,274	3,311,576	8,092,516

Effect of exchange rate changes on cash and cash equivalents	(178,342)	157,010	199,047

Net increase (decrease) in cash and cash equivalents	(1,967,618)	(2,429,009)	3,915,689
Cash and cash equivalents, beginning of the year	9,783,508	7,815,890	5,386,881

Cash and cash equivalents, end of the year	$7,815,890	$5,386,881	$9,302,570

SUPPLEMENTAL DISCLOSURE OF CASH FLOW

Income taxes paid	$1,055,624	$606,341	$1,078,319

Interest paid	$480,172	$517,357	$914,971

SUPPLEMENTAL DISCLOSURE OF NON-CASH
INVESTING ACTIVITIES

Payables for purchase of intangible assets	$3,163,461	$4,767,554	$3,222,689

Payables for purchase of property and equipment	$672,968	$59,620	$229,351

The accompanying notes are an integral part of these consolidated financial statements

VERISILICON HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND FOR THE YEARS

ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. Dollars, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

VeriSilicon Holdings Co., Ltd. (formerly VeriSilicon Holdings (Cayman Islands) Co., Ltd.) (“VeriSilicon Cayman”) was incorporated under the laws of the Cayman Islands on June 10, 2002.

As of December 31, 2013, VeriSilicon Cayman’s subsidiaries (collectively with VeriSilicon Cayman, referred to as the “Company”) included the following:

Subsidiary	Date of acquisition	Date of establishment	Place of establishment	Percentage of ownership
VeriSilicon Microelectronics (Shanghai) Co., Ltd.* (“VeriSilicon Shanghai”)	October 11, 2002	August 21, 2001	PRC	100%

VeriSilicon Inc. (“VeriSilicon U.S.”)	Not applicable	February 14, 2003	United States of America	100%

VeriSilicon Electronics Co., Ltd. (“VeriSilicon Taiwan”)	Not applicable	July 16, 2003	Taiwan	100%

VeriSilicon EURL (“VeriSilicon France”)	Not applicable	August 1, 2006	France	100%

VeriSilicon Kabushiki Kaisha (“VeriSilicon Japan”)	Not applicable	August 25, 2006	Japan	100%

VeriSilicon Microelectronics (Beijing) Co., Ltd.* (“VeriSilicon Beijing”)	Not applicable	June 13, 2007	PRC	100%

VeriSilicon B.V. (“VeriSilicon Netherlands”)	Not applicable	December 24, 2007	Netherlands	100%

VeriSilicon Oy (“VeriSilicon Finland”)	Not applicable	December 16, 2010	Finland	100%

VeriSilicon (Hong Kong) Ltd. (“VeriSilicon Hong Kong”)	Not applicable	November 9, 2011	Hong Kong	100%

VeriSilicon Microelectronics (Chengdu) Co., Ltd.* (“VeriSilicon Chengdu”)	Not applicable	April 28, 2013	PRC	100%

*	Companies registered as wholly foreign-owned enterprises in the People’s Republic of China (“PRC”).

The Company operates in the semiconductor industry and is primarily engaged in the sale of turnkey products, providing of NRE design services, and the licensing of its intellectual property (“IP”) and collection of royalty payments. Sales of turnkey products include the volume production and shipping of semiconductor wafers, chips or finished integrated circuits. NRE design services include procurement and integration of third-party IP, procurement of semiconductor masks, multi-purpose wafers, and prototype wafers manufactured by third-party vendors and procurement of packaging and testing services of prototype wafers performed by third-party vendors.

VERISILICON HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND FOR THE YEARS

ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. Dollars, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(b)	Principle of consolidation

The consolidated financial statements include the accounts of VeriSilicon Cayman and its wholly-owned subsidiaries. All inter-company balances and transactions have been eliminated in consolidation.

(c)	Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Company’s consolidated financial statements include useful lives for property and equipment and intangible assets, impairment of long-lived assets, valuation allowances for deferred tax assets, allowances for doubtful accounts, allowance for inventory write-down, percentage of completion for revenue contracts, assumptions used to determine share-based compensation expense, and the fair value of a detachable warrant (“Equity Options”), liquidation features of preference shares and warrants to purchase ordinary and preference shares.

(d)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use and which have maturities of three months or less when purchased.

The RMB is not freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the PRC, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Company’s cash denominated in RMB amounted to $0.4 million and $0.3 million at December 31, 2012 and 2013, respectively.

(e)	Restricted cash

Restricted cash consists of bank deposits pledged to a third-party bank to secure the tax payment to the local tax authority.

(f)	Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist of cash and cash equivalents and accounts receivable. The Company deposits its cash and cash equivalents with financial institutions located in the jurisdictions where its subsidiaries are located.

The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers and other information, including previous loss history and the customers’ current ability to fulfill their obligations.

VERISILICON HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND FOR THE YEARS

ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. Dollars, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

(f)	Concentration of credit risk—continued

The following table summarizes customers that accounted for 10% or more of accounts receivable:

	December 31,
	2012	2013
Customer A	17%	10%
Customer C	*	23%

The following table summarizes revenues for customers that accounted for 10% or more of revenue:

	Year ended December 31,
	2011	2012	2013
Customer A	*	18%	38%
Customer B	27%	*	*

*	Less than 10%

(g)	Research and development

Research and development expenses include payroll, share-based compensation, employee benefits and other headcount-related costs, allocated overhead, and amortization and depreciation of assets associated with research and development. Research and development costs are charged to the consolidated statements of comprehensive income/loss as incurred.

(h)	Inventories

Inventories are stated at the lower of cost (weighted average) or market. Cost comprises direct material and where applicable, direct labor costs and overhead incurred in bringing the inventories to their present location and condition.

The Company estimates excess and slow moving inventory based upon assumptions of future demand and market conditions. If actual market conditions are less favorable than projected by management, additional inventory write-downs may be required.

(i)	Property and equipment, net

Property and equipment are carried at cost less accumulated depreciation and are depreciated on a straight-line basis over the following estimated useful lives:

Equipment	3-5 years
Office equipment and others	5 years
Software	5 years
Vehicles	5 years
Leasehold improvements	Shorter of lease terms or useful lives

VERISILICON HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND FOR THE YEARS

ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. Dollars, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

(j)	Intangible assets, net

Intangible assets primarily consist of technology such as EDA (electronic design automation) tools, licenses, customer relationships and trademark. Technology and licenses are amortized using the straight-line method over their estimated useful lives of two to ten years. Customer relationships are amortized on an accelerated basis over the estimated useful life of fifteen years. The trademark has an indefinite life and is not amortized.

(k)	Impairment of long-lived assets including intangible assets subject to amortization

The Company reviews its long-lived assets and finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an intangible asset may no longer be recoverable. Recoverability of these assets is measured by comparing their carrying amounts to the future undiscounted cash flows the assets are expected to generate. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company will recognize an impairment loss equal to the amount by which the carrying value of the asset exceeds its fair value. No impairment charges were recognized during the years ended December 31, 2011, 2012 and 2013.

(l)	Goodwill and indefinite-lived intangible assets

The Company’s accounting policy is to perform goodwill impairment tests on an annual basis or more frequently when an event occurs or circumstances change that would more-likely-than-not reduce the fair value of a reporting unit below its carrying amount. Management performs its annual goodwill impairment test on December 31.

The Company operates under one operating segment and has one reporting unit. The Company performs a two-step goodwill impairment test. The first step compares the fair value of its reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of the reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of the reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

Indefinite-lived intangible assets are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test consists of a comparison of the fair value of the intangible asset to its carrying amount. If the carrying amount exceeds the fair value, an impairment loss is recognized equal in amount to that excess.

No impairment charges of goodwill or indefinite-lived intangible assets were recorded during the years ended December 31, 2011, 2012 or 2013.

VERISILICON HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND FOR THE YEARS

ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. Dollars, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

(m)	Revenue recognition

The Company’s revenue is derived from the following categories: sales of turnkey products, NRE design services, and license fees and royalties generated from its IP.

For each arrangement, revenue is recognized when persuasive evidence of an arrangement exists, the element has been delivered, the fee is fixed or determinable and collection of the resulting receivable is probable.

Turnkey products

Under turnkey product sales arrangements, the Company assumes the risks and rewards of ownership of the products until they are sold and delivered to the customer. As such, revenue is recognized on a gross basis upon delivery, assuming all other revenue recognition criteria have been met.

NRE design services

NRE design service arrangements are fixed-price contracts in which the Company agrees to perform the specified design of integrated circuits for a pre-determined price, normally taking at least six months to a year to complete.

NRE design service revenue is recognized using the percentage-of-completion method of accounting over the period that services are performed. Progress-to-completion is measured by design service costs incurred, which include labor costs and other service costs.

The Company reviews its estimates of contract revenue, costs and operating profit on a monthly basis. Prior to contract completion, the Company may adjust the estimates on one or more occasions as a result of changes in cost estimates, change orders to the original contract, collection disputes with the customer on amounts invoiced or claims against the customer for increased costs incurred by the Company due to customer-induced delays and other factors.

Contract losses are recognized in the fiscal period when the loss is evident. Contract profit estimates are also adjusted in the fiscal period in which it is evident that an adjustment is required. For the years ended December 31, 2011, 2012 and 2013, the Company recognized $2,630,576, $857,827 and $676,362, respectively, for such contract losses.

License and Royalties

The Company generates license fees through the sale of licenses to its IP. The IP may be licensed as a standard package or may be customized or designed to meet customer specifications.

The Company’s sale of licenses is usually bundled with one year maintenance and support service from the inception of the licensing term. Such arrangements constitute multiple-element arrangements. For multiple-element arrangements involving only software and software-related deliverables, vendor-specific objective evidence (“VSOE”) must exist to allocate the total fee among all delivered and undelivered elements, or if VSOE of all undelivered elements exists, revenue is recognized using the residual method. Under the residual method, the VSOE of the undelivered elements is deferred and the

VERISILICON HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND FOR THE YEARS

ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. Dollars, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

(m)	Revenue recognition—continued

License and Royalties—continued

remaining portion of the arrangement fee is recognized up-front as the elements are delivered. If VSOE does not exist for all elements to support the allocation of the total fee among all elements of the arrangement, or if VSOE does not exist for all undelivered elements to apply the residual method, revenue is recognized ratably over the term of the undelivered elements. Revenue for maintenance and support services is recognized ratably over the term of the maintenance and support period when support and maintenance is sold separately or VSOE fair market value exists if bundled in a multi-element arrangement.

For IP licenses that do not require significant customization, revenue is recognized upon delivery, assuming all other revenue recognition criteria have been met. Delivery is met when the products are electronically placed on the Company’s secured File Transfer Protocol (“FTP”) server for customer download, which is the inception of the license term.

For IP licenses that require significant customization or development and design, revenue is recognized using the percentage-of-completion method of accounting over the period that services are performed. Progress-to-completion is measured by contract costs incurred, which include labor costs and other project costs. If the Company is unable to reasonably estimate contract costs, revenue is recognized under the completed contract method. A provision for estimated losses on contracts is made in the period in which the loss becomes probable.

The Company earns royalty revenue when its license customers produce integrated circuits or wafers containing the Company’s IP. Royalty revenue is generally recognized one quarter in arrears when a production volume report is received from the customer or foundry.

Revenue from third-party license distribution services is recognized as service is performed and is recorded net of amounts paid to suppliers. The Company obtained licensor’s warranties and support for the license it distributes. No warranty costs have been incurred as of December 31, 2012 or 2013.

Customer billing occurs in accordance with contract terms. Revenue recognized in excess of customer billings is recorded as unbilled accounts receivable. Billed amounts in excess of revenue recognized are recorded as deferred revenue.

(n)	Cost of revenue

Cost of turnkey product sales consists primarily of production and delivery costs of semiconductor products charged by independent third-party contractors.

Cost of NRE design services primarily consists of design engineers, license payments to third-party IP vendors, mask, multi-purpose wafers, prototype wafers and packaging and testing of prototype wafers.

Cost of license and maintenance and support services includes engineering costs directly associated with customizing and delivering IP and services.

There is no cost associated with royalty revenue.

VERISILICON HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND FOR THE YEARS

ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. Dollars, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

(o)	Shipping and handling costs

Shipping and handling costs for products sold are expensed as incurred and included in cost of revenue. The Company incurred shipping and handling cost amounting to $109,036, $237,251 and $386,356 for the years ended December 31, 2011, 2012 and 2013, respectively.

(p)	Loss contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(q)	Foreign currency translation

VeriSilicon Cayman uses the United States dollar (“U.S. Dollar”) as its functional and reporting currency. Assets and liabilities denominated in currencies other than the U.S. Dollar are translated into the U.S. Dollar using exchange rates in effect at the balance sheet dates.

Transactions in currencies other than the U.S. Dollar during the period are converted into the U.S. Dollar at the applicable rates of exchange prevailing at the first day of the month transactions occur. Transaction gains and losses are recognized in the statement of comprehensive loss.

The financial records of certain of VeriSilicon Cayman’s subsidiaries are maintained in local currencies other than the U.S. Dollar, such as Renminbi (“RMB”), which are their functional currencies. Assets and liabilities are translated at the exchange rates at the balance sheet dates. Equity accounts are translated into U.S. Dollar at historical exchange rates. Revenue, expenses, gains and losses are translated using the average rate for the period. Cumulative translation adjustments are shown as a separate component of other comprehensive loss in the statements of comprehensive loss.

(r)	Income taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant tax authorities.

The Company recognizes the impact of uncertain income tax positions at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. The Company classifies interest and/or penalties related to uncertain tax positions in income tax expense.

(s)	Operating leases

Rent payable under operating leases is charged to profit or loss on a straight-line basis over the term of the relevant lease.

VERISILICON HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND FOR THE YEARS

ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. Dollars, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

(t)	Comprehensive loss

Comprehensive loss represents net loss plus foreign currency translation adjustments. Comprehensive loss is reported in the statement of comprehensive loss.

(u)	Fair value measurements

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Financial instruments not recorded at fair value—The carrying value of financial instruments, which consist of cash and cash equivalents, restricted cash, accounts receivable, prepaid expenses and other current assets, accounts payable, short-term borrowings and accrued expenses and other current liabilities, are carried at cost, which approximates their fair value due to the short-term nature of these instruments. The Company does not use derivative instruments to manage risks. The carrying value of long-term payables relating to intangible assets approximate their fair value as the interest rates used to discount the long-term payable approximates the market rates.

(v)	Share-based compensation

Share-based compensation cost is measured on the grant date based on the fair value of the award and is recognized as an expense ratably over the requisite service period. Management estimates expected forfeitures and share-based compensation costs are recognized only for equity awards that are expected to vest.

(w)	Income (loss) per share

The Company’s preference shares contain provisions that do not permit payment of dividends to holders of ordinary shares without first paying an undefined dividend to the holders of preference shares. The Company has computed basic income (loss) per share using the two-class method assuming: (i) the preference shares are participating securities, and (ii) the holders of preference shares would require a dividend that is at least equal to what they would receive on an as-if converted basis. Diluted income (loss) per share is computed using the more dilutive of the two-class method or the if-converted method. Ordinary share equivalents are excluded from the computation in periods in which loss is reported as their effects would be anti-dilutive.

(x)	Pro forma income (loss) per share

Pro forma information assumes the exercise for cash of all outstanding warrants to purchase Series E preference shares and conversion of all outstanding convertible preference shares (which will occur immediately prior to the completion of the initial public offering (“IPO”)) into ordinary shares, assuming the Series C-1, Series D-1 and Series E-1 shares are not issued based on the Company’s valuation prior to the completion of the IPO.

Pro forma basic and diluted net income (loss) per share is computed by dividing net income (loss) by the weighted average number of ordinary shares outstanding for the period plus the number of ordinary

VERISILICON HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND FOR THE YEARS

ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. Dollars, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

shares resulting from the assumed exercise for cash of warrants to purchase Series E preference shares and conversion of all the outstanding convertible shares (which will occur immediately prior to the closing of the IPO).

(y)	Recently issued accounting standards

In July 2013, the FASB issued Accounting Standards Update (“ASU”) No. 2013-11, Income taxes (Topic 740): Presentation of an unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists—a consensus of the FASB Emerging Issues Task Force. ASU 2013-11 states that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. This ASU applies to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The Company does not expect the adoption will have a material impact on the Company’s consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which superseded the revenue recognition requirement in Topic 605, Revenue Recognition, including most industry-specific revenue recognition guidance throughout the Industry Topics of the Codification. In addition, it also superseded the cost guidance in Subtopic 605-35, Revenue Recognition—Construction-Type and Production-Type Contracts, and created new Subtopic 340-40, Other Assets and Deferred Costs—Contracts with Customers. ASU 2014-09 requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, which will be effective for annual reporting period beginning after December 15, 2016. The Company is still in the process of assessing the impact of this newly issued ASU on the Company’s consolidated financial statements.

3.	ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

	December 31,
	2012	2013
Billed accounts receivable	$14,311,867	$17,056,232
Unbilled accounts receivable	3,193,046	7,292,402

Total	$17,504,913	$24,348,634

VERISILICON HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND FOR THE YEARS

ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. Dollars, except share data)

3.	ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS—continued

Activity in the allowance for doubtful accounts was as follows:

	Year ended December 31,
	2012	2013
Balance at the beginning of the year	$404,760	$699,235
Charges to bad debt expenses	424,680	328,652
Written off	(130,205)	—

Balance at the end of the year	$699,235	$1,027,887

4.	INVENTORIES

	December 31,
	2012	2013
Work in progress	$5,432,999	$5,866,612
Finished goods	378,597	534,177

Total	$5,811,596	$6,400,789

The Company recorded an inventory write-down of $289,326, $1,209,576 and $302,607 in cost of revenue for the years ended December 31, 2011, 2012 and 2013, respectively.

5.	PROPERTY AND EQUIPMENT, NET

	December 31,
	2012	2013
Equipment	$6,212,834	$6,850,302
Office equipment and others	415,399	422,127
Software	211,292	216,840
Vehicle	63,478	65,442
Leasehold improvements	1,555,096	1,603,020

	8,458,099	9,157,731

Less: Accumulated depreciation	(5,193,737)	(6,307,110)
Construction in progress	37,689	370,286

Property and equipment, net	$3,302,051	$3,220,907

Depreciation expense for the years ended December 31, 2011, 2012 and 2013 was $1,022,759, $1,228,548 and $1,113,313, respectively.

VERISILICON HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND FOR THE YEARS

ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. Dollars, except share data)

6.	INTANGIBLE ASSETS, NET

	December 31,
	2012	2013
Intangible assets not subject to amortization consisted of the following:
Trademark	$4,738,532	$4,738,532

Intangible assets subject to amortization consisted of the following:
Cost:
Technology	$2,517,328	$2,517,328
Licenses	7,599,814	8,000,470
Customer relationships	5,767,755	5,767,755
Backlog	380,039	380,039
Others	109,851	47,466

	16,374,787	16,713,058

Accumulated amortization	(8,914,636)	(11,320,317)

Intangible assets subject to amortization, net	7,460,151	5,392,741

Intangible assets, net	$12,198,683	$10,131,273

In 2011, 2012 and 2013, licenses in the amount of $2,763,096, $2,294,662 and $680,763 were fully amortized, respectively, and were written off from the cost and accumulated amortization.

Amortization expense for the years ended December 31, 2011, 2012 and 2013 was $2,532,729, $2,896,714 and $3,047,091, respectively. The Company will record amortization expenses related to the intangible assets of $2,966,000, $1,013,000, $322,000, $306,000 and $306,000 for 2014, 2015, 2016, 2017 and 2018, respectively.

7.	SHORT-TERM BORROWING

Revolving Credit Agreement

As of January 1, 2011, VeriSilicon Cayman and VeriSilicon U.S. had a short-term credit agreement (the “Revolving Credit Agreement”) with a bank (“Bank A”) that provided credit facilities of up to $8.0 million on a revolving credit basis until June 2011. The performance of the obligations of VeriSilicon Cayman and VeriSilicon U.S. under the Revolving Credit Agreement were guaranteed by VeriSilicon Taiwan. The Revolving Credit Agreement was secured with all of the assets of VeriSilicon Cayman and VeriSilicon U.S.

In May 2011, the Revolving Credit Agreement was extended to June 30, 2012 and the amount available to the borrowers under the Revolving Credit Agreement was increased to $12.5 million, including a $2.5 million bridge loan (the “Bridge Loan”) under a $2.5 million separate letter of credit limit (“Separate Letter of Credit Limit”) with a maturity date of January 30, 2012. VeriSilicon Shanghai was added as a guarantor, in addition to VeriSilicon Taiwan, of the performance of the obligations of VeriSilicon Cayman and VeriSilicon U.S. under the Revolving Credit Agreement.

In March 2012, the Revolving Credit Agreement was extended to December 31, 2012 and the amount available to the borrowers under the Revolving Credit Agreement was increased to $15.0 million. In

VERISILICON HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND FOR THE YEARS

ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. Dollars, except share data)

7.	SHORT-TERM BORROWING—continued

Revolving Credit Agreement—continued

addition, VeriSilicon Hong Kong was added as a borrower and all of its assets were included as additional security (together with all assets of VeriSilicon Cayman and VeriSilicon US, hereinafter referred to as “Collateral”) under the Revolving Credit Agreement. In December 2012, the Revolving Credit Agreement was further extended to March 1, 2013.

In April 2013, the Revolving Credit Agreement was extended to March 31, 2014 and the amount available to the borrowers under the Revolving Credit Agreement decreased by $2.0 million to $13.0 million.

The Revolving Credit Agreement was further extended to April 30, 2015 in April 2014 (Note 21).

From 2007 to 2011, the Company granted warrants to Bank A to purchase certain Series C preference shares, Series D preference shares, and ordinary shares. See Note 13 for details of the warrants the Company granted.

During the year ended December 31, 2011, the Company borrowed $5.0 million under the Revolving Credit Agreement and repaid $3.1 million. During the year ended December 31, 2012, the Company borrowed an additional $6.6 million under the Revolving Credit Agreement and repaid $5.2 million. During the year ended December 31, 2013, the Company borrowed an additional $3.0 million. Total outstanding short-term borrowing under the Revolving Credit Agreement was $9.8 million and $12.8 million as of December 31, 2012 and 2013, respectively.

The interest expense incurred in 2011, 2012 and 2013 was $494,060, $556,651 and $731,262, respectively. The average interest rate on the loan was 6.11%, 6.14% and 6.08% in 2011, 2012 and 2013, respectively.

The Revolving Credit Agreement contains certain financial covenants which are tested on a quarterly basis. The Revolving Credit Facility allows Bank A to request the immediate repayment of the outstanding loans and to seize and sell the Collateral upon the occurrence of specified events of defaults, including noncompliance with the financial covenants. The Revolving Credit Agreement originally contained financial covenants on current ratio, earnings before interest, taxes, depreciation and amortization (“EBITDA”), and net profit ratio. As of December 31, 2012 and 2013, the Company was in violation of the financial covenants. In April 2013, in connection with the extension of the term of the Revolving Agreement to March 2014, Bank A waived with the Company’s non-compliance relating to the financial covenants as of December 31, 2012. In April 2014, in connection with the extension of the Revolving Agreement to April 2015, Bank A amended the financial covenants to include only current ratio, earnings before depreciation and amortization (“EBDA”), minimum bank balance and maximum aggregate capital investment and waived the Company’s non-compliance with the financial covenants as of December 31, 2013. The Company was in compliance with these new financial covenants as of March 31, 2014 and June 30, 2014 and expects to continue to be in compliance with the covenants for the remaining period of 2014.

New Guaranteed Loan Agreements

In March 2013, the Company entered into a loan agreement with a China domestic bank (“Bank B”) for a total credit line of RMB 20 million (equivalent of $3.3 million) which is available for drawdown between March 21, 2013 to August 20, 2015 and matures one year from the drawdown date. This loan was guaranteed by Mr. Wayne Dai, the Company’s Chairman and CEO. As of December 31, 2013, the Company borrowed RMB 18 million (equivalent of $2.9 million) with maturity dates from March to November 2014.

VERISILICON HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND FOR THE YEARS

ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. Dollars, except share data)

7.	SHORT-TERM BORROWING—continued

New Guaranteed Loan Agreements—continued

In May 2013, the Company entered into a loan agreement with another bank (“Bank C”) for a total credit of RMB 15 million (equivalent of $2.5 million) which is available for drawdown from May 30, 2013 to May 29, 2014 and matures one year from the drawdown date. This loan was also guaranteed by Mr. Wayne Dai. As of December 31, 2013, the Company borrowed RMB13 million (equivalent of $2.1 million) with maturity dates from May to September 2014.

The interest expense incurred in 2013 for the above two loans was $141,184 with an average interest rate of 7.02%.

8.	LONG-TERM PAYABLES RELATING TO INTANGIBLE ASSETS

The Company entered into several license agreements to acquire intangible assets to be settled by installment payments. These long-term payables are interest free. The present value was determined by discounting the future payments using the Company’s borrowing rate of approximately 6.0%. The current portion of other long-term payables is recorded as part of accrued expenses and other current liabilities. In 2011, 2012 and 2013, the Company recorded interest expense of $39,344, $160,881 and $163,143, respectively, relating to the amortization of the discount.

Future payments for long-term payables related to intangible assets at December 31, 2013 were as follows:

2014	$772,832
2015	597,124

Total payments	1,369,956
Less: amount representing interest	60,519

Present value of payments	1,309,437
Less: current portion	753,253

Long term	$556,184

9.	SEGMENT INFORMATION

The Company’s chief operation decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews the consolidated results when making decisions about allocating resources and assessing performance of the Company. Based on this assessment, the Company has determined that it operates and manages its business as a single segment.

VERISILICON HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND FOR THE YEARS

ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. Dollars, except share data)

9.	SEGMENT INFORMATION—continued

The following table summarizes the Company’s revenue generated from different geographic locations in which customers are based:

	Year ended December 31,
	2011	2012	2013
PRC (including Hong Kong and Macau and excluding Taiwan)	$11,381,493	$20,635,066	$37,146,279
Taiwan	12,321,733	12,369,923	17,448,436
Japan	12,706,546	7,582,655	4,127,041
Israel	23,792,177	4,889,396	4,950,777
Germany	2,309,543	13,787,692	48,464,395
United States	12,072,926	10,000,845	8,120,883
Others	2,932,440	5,278,823	7,151,974

Total	$77,516,858	$74,544,400	$127,409,785

Substantially all of the Company’s tangible long-lived assets are located in the PRC.

10.	INCOME TAXES

The Company is a tax-exempted company incorporated in the Cayman Islands.

The PRC Enterprise Income Tax Law, among other things, imposes a unified income tax rate of 25% for both domestic and foreign investment enterprises (“FIEs”). High-technology enterprises may obtain a preferential tax rate of 15% provided they meet the related criteria. In 2008, VeriSilicon Shanghai received approval from certain government authorities to be classified as a “High and New Technology Enterprise” (“HNTE”) and became subject to a 15% statutory tax rate, effective January 1, 2008. The HNTE qualification is valid for three years and the qualification was successfully renewed in 2011 for another three years from 2011 to 2013.

In 2011, VeriSilicon Beijing also received approval to be classified as a “HNTE”.

In addition, qualified IC design enterprises are entitled to income tax exemption for the first two profitable years of operation, after taking into account any tax losses brought forward from prior years, and a 50% tax rate reduction for the succeeding three years thereafter (“tax holiday”) according to Circular Caishui [2009] No. 69 and Circular Caishui [2012] No. 27. VeriSilicon Shanghai was approved as a qualified IC design enterprise and has complied with the relevant regulations to continue to be qualified as an IC design enterprise. Pursuant to Circular Guoshuihan [2010] No. 157, in the event that the PRC tax resident enterprise is recognized as the HNTE as well as the IC design enterprise, the enterprise may choose either the preferential treatment of 15% rate or the tax holiday based on statutory rate of 25%, while the 50% tax exemption shall not be applied to the reduced rate of 15%. VeriSilicon Shanghai has generated accumulated profits as of the end of 2011 due to the profit earned in 2011. VeriSilicon Shanghai enjoys the tax exemption for the first two profitable years of operation after taking into account any tax losses brought forward from prior years, and three-year 50% tax exemption starting from 2011 with the applicable tax rate of 0%, 0%, 12.5%, 12.5% and 12.5%, respectively for 2011, 2012, 2013, 2014 and 2015, respectively.

VERISILICON HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND FOR THE YEARS

ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. Dollars, except share data)

10.	INCOME TAXES—continued

In March 2013, VeriSilicon Shanghai obtained the qualification of key integrated circuit design enterprise and thus qualified for a preferential rate of 10% if VeriSilicon Shanghai has not enjoyed the tax exemption preference of the current year. Accordingly, the preferential tax rate of 10% would be applicable after the end of the two-year tax exemption and three-year 50% tax exemption period.

VeriSilicon Beijing obtained the qualification of HNTE in November 2011 but did not apply for the preferential tax rate of 15% with the Tax Bureau due to its accumulated loss position. Therefore, the applicable tax rate is still 25% for 2012 and 2013.

VeriSilicon Chengdu is subject to the standard income tax rate of 25%.

The Enterprise Income Tax Law also imposes a 10% withholding income tax for dividends distributed by a FIE to a non-resident enterprise outside China, which arises from profits earned after January 1, 2008. A lower withholding tax rate will be applied if there is a tax treaty arrangement between mainland China and the jurisdiction of the non-resident enterprise.

The Company’s other subsidiaries are subject to the respective local country’s income tax law. VeriSilicon U.S. is subject to U.S. federal and state income tax rates, which are approximately 35% and 9%, respectively. VeriSilicon Taiwan is subject to an income tax rate of 17%. VeriSilicon Japan is subject to Japan corporation tax, enterprise tax and local inhabitant/corporation special surtax, which are approximately 30%, 4% and 9%, respectively. VeriSilicon France is subject to income tax rate of 33%. VeriSilicon Netherland is subject to income tax rate at graduated tax rates. A tax rate of 20% applies on the first EUR200,000 of taxable profits and 25% applies to taxable profits exceeding EUR200,000. VeriSilicon Finland is subject to income tax rate of 26%. VeriSilicon Hong Kong is subject to income tax rate of 16.5%.

The provision for income taxes for the years ended December 31, 2011, 2012 and 2013 consisted of the following:

	Year ended December 31,
	2011	2012	2013
PRC
Current	—	—	233,437
Deferred	—	—	—

Other jurisdictions
Current	954,548	564,424	1,159,351
Deferred	—	—	—

Total	$954,548	$564,424	$1,392,788

VERISILICON HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND FOR THE YEARS

ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. Dollars, except share data)

10.	INCOME TAXES—continued

A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	Year ended December 31,
	2011	2012	2013
PRC statutory enterprise income tax rate	25.0%	25.0%	25.0%
Different tax rate in other jurisdictions	(18.5%)	(31.2%)	(25.1%)
Non-deductible expense for tax purposes	(0.1%)	(0.2%)	(0.3%)
Effect of tax holiday	(4.6%)	8.0%	1.7%
50% additional deduction of R&D expense	0.4%	0.6%	2.2%
Change in valuation allowance	(3.2%)	(6.7%)	(4.7%)
Withholding tax on foreign sourced profit	(1.9%)	(1.3%)	(3.1%)
Change in deferred tax assets reversal tax rate	(1.1%)	2.9%	—
Expired net operating loss carryforwards	—	—	(1.0%)
Others	0.3%	0.7%	0.1%

	(3.7%)	(2.2%)	(5.2%)

The significant components of the net deferred tax assets as of December 31, 2012 and 2013 are as follows:

	December 31,
	2012	2013
Deferred tax assets:
Net operating losses carry forwards	$6,501,352	$7,723,574
Accrued expenses	225,097	416,763
Credit carryforwards	834,260	980,643
Others	503,859	313,718

	8,064,568	9,434,698
Less: Valuation allowance	(8,064,568)	(9,434,698)

Deferred tax assets	$—	$—

Realization of tax assets is dependent on generating sufficient taxable income in future periods. A valuation allowance is recorded in relation to the realization of tax loss, foreign tax credits, research and development credits, bad debt provision, accrued expense and depreciation and amortization in future periods.

As of December 31, 2013, VeriSilicon U.S. had federal and state net operating loss carryforwards of approximately $18.2 million and $11.5 million available to reduce future taxable income, if any, respectively. The Tax Reform Act of 1986 and similar state provisions limit the use of net operating loss carryforwards in certain situations where equity transactions result in a change of ownership as defined by Internal Revenue Code Section 382. In the event VeriSilicon U.S. undergoes an ownership change, utilization of its federal and state net operating loss carryforwards could be limited. If not utilized, the federal net operating loss carryforward begins expiring in 2025, and the state net operating loss carryforward begins expiring in 2014. Management believes that it is more-likely-than-not that the deferred tax asset will not be realized. Therefore, a full valuation allowance was provided.

As of December 31, 2013, VeriSilicon Beijing had a net operating loss carry forward balance of approximately $0.2 million, which will expire in 2014. The loss results in a deferred tax asset of

VERISILICON HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND FOR THE YEARS

ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. Dollars, except share data)

10.	INCOME TAXES—continued

approximately $0.1 million with the applicable income tax rate of 25%. Management believes that it is more-likely-than-not that the tax loss carry forward will not be realized. Therefore, a full valuation allowance was provided.

As of December 31, 2013, VeriSilicon Shanghai had a net operating loss carry forward balance of approximately $1.9 million, of which $0.4 million, $1.3 million and $0.2 million will expire in 2014, 2017 and 2018, respectively. The loss results in a deferred tax asset of approximately $0.2 million with the applicable income tax rate of 12.5%. Management believes that it is more-likely-than-not that the tax loss carry forward will not be realized. Therefore, a full valuation allowance was provided.

The Company has made its assessment of the level of tax authority for uncertain tax position (including the potential application of interest and penalties) based on the technical merits.

Unrecognized tax benefits are primarily related to research and development tax credits of $643,322 and $677,195 at December 31, 2012 and 2013, respectively. The Company recorded a liability related to the research and development tax credits. Additionally, the Company recorded withholding tax liabilities of $75,620 and $218,731 at December 31, 2012 and 2013, respectively. A reconciliation of the Company’s gross unrecognized tax benefits for the years ended December 31, 2011, 2012 and 2013 is as follows:

Balance as of January 1, 2011	$559,696
Gross increases—tax positions	125,373

Balance as of January 1, 2012	685,069
Gross increases—tax positions	33,873

Balance as of December 31, 2012	718,942
Gross increases—tax positions	176,984

Balance as of December 31, 2013	$895,926

The Company classifies interest and/or penalties related to income tax matters in income tax expense. As of December 31, 2012 and 2013, the amount of interest expense and penalties related to uncertain tax positions is immaterial.

According to the PRC Tax Administration and Collection Law, the statute of limitations is generally three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB100,000 ($16,000) is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is 10 years. There is no statute of limitations in the case of tax evasion.

The U.S. subsidiary’s federal income tax returns for 2004 through 2013 and the California and Texas state income tax returns for 2004 through 2013 are open tax years, subject to examination by the relevant tax authorities.

VERISILICON HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND FOR THE YEARS

ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. Dollars, except share data)

11.	CONVERTIBLE REDEEMABLE PREFERENCE SHARES

As of December 31, 2012 and 2013, the Company had authorized and issued convertible redeemable preference shares as follows:

	Authorized shares	Issued shares	Time of issuance
Series A convertible redeemable preference share (“Series A shares”)	3,700,000	3,607,093	2002-2004
Series B convertible redeemable preference share (“Series B shares”)	5,300,000	5,244,165	2005
Series C convertible redeemable preference share (“Series C shares”)	13,200,000	13,037,630	2006-2007
Series C-1 non-convertible redeemable preference share (“Series C-1 shares”)	9,900,000	—	N/A
Series D convertible redeemable preference share (“Series D shares”)	9,600,000	9,424,085	2007-2008
Series D-1 non-convertible redeemable preference share (“Series D-1 shares”)	7,200,000	—	N/A
Series E convertible redeemable preference share (“Series E shares”)	8,300,000	6,401,845	2009-2010
Series E-1 non-convertible redeemable preference share (“Series E-1 shares”)	6,225,000	—	N/A

The significant terms of Series A, Series B, Series C, Series C-1, Series D, Series D-1, Series E and Series E-1 shares are as follows:

CONVERSION

The initial conversion price of each Series A, Series B, Series C, Series D and Series E share is $1.00, $1.5522, $1.5522, $1.91 and $1.91, respectively. Each Series A and Series B share is convertible into one ordinary share. Each Series C, Series D and Series E share is convertible into one ordinary share plus, under specified circumstances, 0.75 Series C-1 share, Series D-1 share and Series E-1 share, respectively. Series C-1, D-1 and E-1 shares are not convertible.

Each Series A, Series B, Series C, Series D and Series E share is convertible into one ordinary share at the conversion price effective immediately prior to the closing of the the first firmly underwritten public offering in connection with the listing of any of the securities of the Company on a stock exchange in which (i) the offering price per share (net of underwriting discounts and selling commissions) is at least $300 million divided by the number of ordinary shares outstanding immediately prior to the public offering, assuming the conversion of all then outstanding Preference Shares; (ii) the firm commitment underwriting is lead managed by an internationally recognized investment banking firm; and (iii) such securities are registered and listed on The Nasdaq Stock Market, Inc., the New York Stock Exchange, the London Stock Exchange or other exchange of similar volume and liquidity (a “Qualified IPO”). Series A, Series B, Series C, Series D and Series E shares will, as a series, be converted into ordinary shares (and, if issued, Series C-1, Series D-1 and Series E-1 shares in the case of Series C, Series D and Series E shares) when more than 51%, 75%, 66.67%, 66.67% and 66.67% (and 66.67%, 66.67% and 66.67%) of the holders of such series, respectively, elect to convert their shares into ordinary shares. The conversion price of each series of Series A, B, C, D and E preference shares is subject to adjustment if the Company: (1) issues ordinary shares at a price per share less than the then-effective

VERISILICON HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND FOR THE YEARS

ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. Dollars, except share data)

11.	CONVERTIBLE REDEEMABLE PREFERENCE SHARES—continued

CONVERSION—continued

conversion price; (2) pays a dividend on its ordinary shares; (3) effects a subdivision, combination, or consolidation of its ordinary shares; (4) reorganizes or merges into an unrelated entity; (5) sells substantially all of its assets to an unrelated entity; (6) exchanges its ordinary shares into another class of its equity securities; and/or (7) distributes another class of its equity securities to holders of its ordinary shares. The conversion features of Series C, Series D and Series E were amended in connection with the issuance of Series G preference shares in June 2014 (See Note 21).

VOTING RIGHTS

Each Series A, Series B, Series C, Series D and Series E share entitles the holder to vote on an as-if converted basis and to vote on certain matters as a single class.

If issued, Series C-1, Series D-1 and Series E-1 holders will be entitled to vote on certain matters, often as a single class, with Series C, Series D or Series E shareholders. Such matters primarily relate to matters involving the issuance or adjustment of Company securities and the appointment of certain of the Company’s officers and Board members. When voting on such matters, Series C-1, Series D-1 or Series E-1 holders’ voting rights will be equal to Series C, Series D or Series E holders’ voting rights.

DIVIDENDS

The decision to declare a dividend is at the discretion of the Board of Directors. As of December 31, 2013, the holders of Series C, Series D and Series E shares held the majority of the total preference shares outstanding (inclusive of their holdings in Series A and Series B shares).

In the event the preference shareholders consent to the declaration and payment of a dividend, the holders of the Series C, Series C-1, Series D, Series D-1, Series E and Series E-1 shares would be entitled to receive dividend payments prior to all other shareholders, except the holders of the Series F shares (see Note 12).

After dividends are paid to Series C, Series C-1, Series D, Series D-1, Series E and Series E-1 shares, the holders of Series A and Series B shares participate in dividends with holders of ordinary shares on an as-if converted basis. However, holders of preference shares are entitled to receive payment before ordinary shareholders.

REDEMPTION

Beginning September 14, 2015, the Series A, Series B, Series C, Series D and Series E shares, as individual classes, become redeemable upon the request of holders of at least 66.67% of the then-outstanding Series A, Series B, Series C, Series D or Series E shares, respectively, in an amount equal to the original purchase price plus any declared but unpaid dividends. The Company shall not be obligated to redeem any Series A or Series B shares if any Series C, Series D or Series E shares are outstanding.

Beginning August 14, 2017, any Series C-1, Series D-1 or Series E-1 holder may request the Company to redeem for cash all of the Series C-1, Series D-1 and Series E-1 shares held by such holder. Upon the closing of a qualified initial public offering, all of the then-outstanding Series C-1, Series D-1 and Series E-1 shares shall be redeemed for cash. However, if the valuation of the Company upon a qualified IPO is

VERISILICON HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND FOR THE YEARS

ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. Dollars, except share data)

11.	CONVERTIBLE REDEEMABLE PREFERENCE SHARES—continued

REDEMPTION—continued

greater than or equal to $350 million, then all rights to redemption shall terminate. The redemption features of Series C-1, Series D-1 and Series E-1 preference shares were amended in connection with the issuance of Series G preference shares in June 2014 (see Note 21).

LIQUIDATION

In the event of any liquidation, dissolution or winding up of the affairs of the Company, including the merger or consolidation of the Company with another company, the transfer of shares of the Company to a person, entity, or group of affiliated persons and/or entities that results in any such person, entity, or group being the beneficial owner of a majority of the Company’s outstanding capital stock, or a sale of all or substantially all of the assets of the Company, the assets of the Company shall be distributed in the following order of preference: (i) Series F (see Note 12) (ii) Series C, Series C-1, Series D, Series D-1, Series E and Series E-1 shares, (iii) Series B shares, (iv) Series A shares, and (v) ordinary shares.

If the assets and funds available for distribution are insufficient to pay all holders of shares of equal preference, then the entire assets available for distribution shall be distributed ratably among the holders of those shares.

The amount to be distributed upon liquidation shall be calculated according to the following schedule:

(i)	if the liquidation proceeds are less than or equal to $150 million, 200% of the original purchase price,

(ii)	if the liquidation proceeds are greater than or equal to $350 million, 100% of the original purchase price, or

(iii)	if the liquidation proceeds are greater than $150 million but less than $350 million, an amount determined by a declining linear formula.

Any remaining assets shall be distributed ratably among ordinary shareholders, inclusive of Series F (see Note 12), Series E, Series D, Series C, Series B and Series A shareholders, on an as-if converted basis.

The Company considered the issuance of the Series C, D and E shares an issuance of (i) non-convertible redeemable preference shares and (ii) Equity Options, based on the definition of a freestanding financial instrument and the economic similarity of the Series C and Series C-1 shares, Series D and Series D-1 shares and Series E and Series E-1 shares, respectively. In substance, the Equity Options represent a right to receive ordinary shares of the Company without foregoing the right to a preferred investment in the Company. The Company recorded the Equity Options as financial liabilities as the Equity Options are not considered to be indexed to the Company’s shares. The Equity Options are initially recorded at fair value, as a reduction to the carrying value of the associated preference shares, with subsequent changes in fair value recorded in earnings.

In addition, the Company accounts for the liquidation features on its Series A, B, C, D and E shares as embedded derivative instruments. Such features are initially recorded at fair value, as a reduction to the carrying value of the associated preference shares, with subsequent changes in fair value recorded in earnings.

VERISILICON HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND FOR THE YEARS

ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. Dollars, except share data)

11.	CONVERTIBLE REDEEMABLE PREFERENCE SHARES—continued

LIQUIDATION—continued

The Company believes that it is probable that the convertible redeemable preference shares will become redeemable and has elected to recognize changes in the redemption value immediately as they occur and adjusted the carrying value of such securities to equal the redemption value at the end of each reporting period. There is no change in the carrying value of Series A, B, C, D and E shares in 2011, 2012 and 2013.

12.	CONVERTIBLE NON-REDEEMABLE PREFERENCE SHARES

In August 2011, the Company amended the Articles of Association and increased the number of authorized ordinary shares to 104,500,000 shares and created 4,500,000 Series F convertible non-redeemable preference shares (“Series F shares”). In August 2011, the Company issued 3,478,260 Series F shares at $2.30 per share for proceeds of $7,999,998. The Company incurred $87,882 in issuance cost in connection with the issue.

In August 2012, the Company amended the Articles of Association and increased the number of authorized ordinary shares and Series F shares to 105,300,000 and 5,300,000 respectively. In August 2012, the Company issued 869,565 Series F shares at $2.30 per share for proceeds of $2,000,000. The Company incurred $144,672 in issuance cost in connection with the issue.

CONVERSION

The initial conversion price of Series F share is $2.30. Each Series F share is convertible into one ordinary share.

Each Series F share is convertible into one ordinary share at the conversion price effective immediately prior to the closing of the first public offering. Series F shares shall be converted into ordinary shares with the vote of the holders of at least a majority of the outstanding Series F shares electing to convert their Series F shares into ordinary shares.

VOTING RIGHTS

Each Series F share entitles the holder to vote on an as-if converted basis. The holders of Series F shares are not members of the Board of Directors.

DIVIDENDS

In the event the Board of Directors declares a dividend, then the holders of the Series F shares shall be entitled to receive any dividends declared on such shares prior and in preference to any declaration or payment of any dividend on any other Preference Shares, Ordinary Shares, and classes of the shares of the Company created which do not expressly rank pari passu with or senior to the Series F shares.

LIQUIDATION

In the event of any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, the holders of the Series F shares then outstanding shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of all other preference shares and ordinary shares and the holders of all classes of shares of the Company created which do not expressly rank pari passu with or senior to the Series F shares, for each share of Series F share held,

VERISILICON HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND FOR THE YEARS

ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. Dollars, except share data)

12.	CONVERTIBLE NON-REDEEMABLE PREFERENCE SHARES —continued

LIQUIDATION—continued

an amount equal to 100% of the Original Purchase Price of such Series F share (as adjusted for any Recapitalization), plus all declared but unpaid dividends thereon (the “Series F Liquidation Preference”). If the assets and funds available for distribution among the holders are insufficient to pay the Series F Liquidation Preference in full to all holders of Series F shares, then the entire assets and funds of the Company available for distribution shall be distributed ratably among the holders of Series F shares in proportion to the Series F shares then held by them.

The Company considered all stated and implied substantive terms and features of the Series F Shares and determined they should be classified in mezzanine equity.

13.	WARRANTS TO PURCHASE CONVERTIBLE REDEEMABLE PREFERENCE SHARES AND ORDINARY SHARES

Warrants to purchase Series C shares

In April 2007, the Company granted a fully vested warrant to purchase 120,000 Series C shares (“2007 Series C warrants”) at an exercise price of $1.5522 per share to Bank A (Note 7) in order to secure a credit line from such bank. These warrants will expire in December 31, 2015. Upon an IPO, the 2007 Series C warrants will convert into warrants to purchase ordinary shares and, if applicable, a certain number of Series C-1 Preference Shares that will depend on the midpoint of the price range set forth on the cover page of the Company’s last preliminary prospectus filed with the SEC in connection with the Company’s IPO. The estimated grant-date fair value of these warrants was $85,100, using the Black-Scholes option pricing model, with an expected life of 4 years, volatility of 38.68%, expected dividend yield of nil and average risk-free rate of return of 3.05%.

Warrants to purchase Series D shares

In June 2008, the Company granted a fully vested warrant to purchase 120,000 Series D shares (“2008 Series D warrants”) at an exercise price of $1.91 per share to Bank A in order to secure a credit line from such bank. These warrants expire in December 31, 2015. Upon an IPO, the 2008 Series D warrants will convert to warrants into purchase ordinary shares and, if applicable, a certain number of Series D-1 Preference Shares that will depend on the midpoint of the price range set forth on the cover page of the Company’s last preliminary prospectus filed with the SEC in connection with the Company’s IPO. The estimated grant-date fair value of these warrants was $73,850, using the Black-Scholes option pricing model, with an expected life of 4 years, volatility of 40.57%, expected dividend yield of nil and average risk-free rate of return of 3.61%.

Warrants to purchase Series E shares

In November 2009, the Company granted fully vested warrants to purchase 815,122 Series E shares (“2009 Series E warrants”) at an exercise price of $1.91 per share to Series E shareholders in connection with the issuance of Series E shares. These warrants expire at the earlier of seven years after issuance or immediately prior to the consummation of a change in control or an IPO, unless earlier exercised (either by the holders or automatically on a cashless basis). However, if the fair market value of one of the shares issuable on exercise of the warrants to purchase Series E Preference Shares exceeds the exercise price per share, then any such warrants to purchase Series E Preference Shares warrants that are not exercised by the holders prior to

VERISILICON HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND FOR THE YEARS

ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. Dollars, except share data)

13.	WARRANTS TO PURCHASE CONVERTIBLE REDEEMABLE PREFERENCE SHARES AND ORDINARY SHARES—continued

Warrants to purchase Series E Shares—continued

completion of the initial public offering will be deemed to have been automatically exercised on a cashless basis, except for warrants owned by a holder that has elected by prior written notice to the Company to allow its warrants to purchase Series E Preference Shares to expire. The estimated grant-date fair value of these warrants was $550,370, using the Black-Scholes option pricing model, with an expected life of 2.7 years, volatility of 54.59%, expected dividend yield of nil and average risk-free rate of return of 2.25%.

Warrants to purchase Ordinary Shares

In October 2011, the Company granted a fully vested warrant to purchase 240,000 ordinary shares (“2011 Ordinary share warrants”) at an exercise price equivalent to 50% of the IPO price or $1.91 per share whichever is lower, to Bank A in order to secure a credit line from such bank. These warrants will expire in December 31, 2015. The estimated grant-date fair value of these warrants was $288, using the Black-Scholes option pricing model, with an expected life of 4 years, volatility of 45.54%, expected dividend yield of nil and average risk-free rate of return of 1.12%.

The Company has accounted for the warrants as liabilities. The Company recognized the fair value of the warrants as accretion on underlying shares, if issued with underlying shares, or expense, if issued individually. Subsequent adjustments to the fair value of the warrants are recorded in earnings.

As of December 31, 2012 and 2013, outstanding warrants to purchase convertible redeemable preference shares and ordinary shares consisted of:

	Issue Date	Term	Exercise Price	Outstanding Units	Fair value at December 31,
					2012	2013
2007 Series C warrants	April 2, 2007	8 years	$1.5522	120,000	$135,444	$219,792
2008 Series D warrants	June 15, 2008	7 years	$1.9100	120,000	$153,324	$240,792
2009 Series E warrants	November 3, 2009	7 years	$1.9100	815,122	$1,041,481	$1,633,423
2011 Ordinary share warrants	October 11, 2011	4 years	$1.9100	240,000	$96	$390

14.	FAIR VALUE

The Company utilizes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs are obtained from independent sources and can be validated by a third party, whereas unobservable inputs reflect assumptions regarding what a third party would use in pricing an asset or liability. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Company establishes three levels of inputs that may be used to measure fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs as follows:

Level 1—Quoted prices in active markets for identical assets or liabilities

Level 2—Inputs other than quoted market prices in active markets that are observable, either directly or indirectly

Level 3—Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities

VERISILICON HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND FOR THE YEARS

ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. Dollars, except share data)

14.	FAIR VALUE—continued

The Company performs a thorough analysis of its assets and liabilities that are subject to fair value measurements and disclosures to determine the appropriate level based on the observability of the inputs used in the valuation techniques. Liabilities carried at fair value as of December 31, 2012 and 2013 are classified in the categories described above based on the lowest level input that is significant to the fair value measurement in its entirety.

Liabilities Measured at Fair Value on a Recurring Basis

Liabilities measured on the Company’s balance sheet at fair value on a recurring basis as of December 31, 2012 consisted of the following:

	Fair Value Measurements at December 31, 2012 Using:
	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Balance
Liquidation feature of Series A convertible redeemable preference shares	$—	$—	$713,483	$713,483
Liquidation feature of Series B convertible redeemable preference shares	—	—	1,813,432	1,813,432
Liquidation feature of Series C convertible redeemable preference shares	—	—	4,735,267	4,735,267
Liquidation feature of Series D convertible redeemable preference shares	—	—	4,973,090	4,973,090
Liquidation feature of Series E convertible redeemable preference shares	—	—	3,378,254	3,378,254

Total liquidation features of Series A, B, C, D and E convertible redeemable preference shares	$—	$—	$15,613,526	$15,613,526

Equity Option of Series C convertible redeemable preference shares	$—	$—	$9,078,103	$9,078,103
Equity Option of Series D convertible redeemable preference shares	—	—	6,160,523	6,160,523
Equity Option of Series E convertible redeemable preference shares	—	—	4,184,878	4,184,878

Total Equity Options of Series C, D and E convertible redeemable preference shares	$—	$—	$19,423,504	$19,423,504

Warrants to purchase convertible redeemable preference shares and ordinary shares	$—	$—	$1,330,345	$1,330,345

Total	$—	$—	$36,367,375	$36,367,375

VERISILICON HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND FOR THE YEARS

ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. Dollars, except share data)

14.	FAIR VALUE—continued

Liabilities Measured at Fair Value on a Recurring Basis—continued

Liabilities measured on the Company’s balance sheet at fair value on a recurring basis as of December 31, 2013 consisted of the following:

	Fair Value Measurements at December 31, 2013 Using:
	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Balance
Liquidation feature of Series A convertible redeemable preference shares	$—	$—	$1,666,477	$1,666,477
Liquidation feature of Series B convertible redeemable preference shares	—	—	3,828,240	3,828,240
Liquidation feature of Series C convertible redeemable preference shares	—	—	4,925,616	4,925,616
Liquidation feature of Series D convertible redeemable preference shares	—	—	5,549,844	5,549,844
Liquidation feature of Series E convertible redeemable preference shares	—	—	3,770,047	3,770,047

Total liquidation features of Series A, B, C, D and E convertible redeemable preference shares	$—	$—	$19,740,224	$19,740,224

Equity Option of Series C convertible redeemable preference shares	$—	$—	$18,797,657	$18,797,657
Equity Option of Series D convertible redeemable preference shares	—	—	13,219,163	13,219,163
Equity Option of Series E convertible redeemable preference shares	—	—	8,979,859	8,979,859

Total Equity Options of Series C, D and E convertible redeemable preference shares	$—	$—	$40,996,679	$40,996,679

Warrants to purchase convertible redeemable preference shares and ordinary shares	$—	$—	$2,094,397	$2,094,397

Total	$—	$—	$62,831,300	$62,831,300

To calculate the fair value of the liquidation feature, the Company estimated the probability of a liquidation event occurring and the proceeds payable based on the liquidation terms under different scenarios (See Note 11). The Company compared the proceeds the Series A, B, C, D and E holders would receive in each scenario to the amount they would receive without the liquidation preference to determine the incremental value of the liquidation preference. The Company computed the weighted average incremental value and multiplied it by the probability of a liquidation event occurring to determine the fair value of the liquidation preference. The valuation requires the use of unobservable inputs, principally (i) the probabilities assigned to the occurrence of a liquidation event and (ii) the equity value scenarios and proceeds allocated to Series A, B, C, D and E holders under each scenario in the event of a liquidation event occurring as well as the estimated equity values themselves.

VERISILICON HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND FOR THE YEARS

ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. Dollars, except share data)

14.	FAIR VALUE—continued

Liabilities Measured at Fair Value on a Recurring Basis—continued

The Company calculates the value of the Equity Option to include the value of the right to receive ordinary shares and the value pertaining to the right to receive the as-if converted value of the ordinary shares upon a liquidation event. The valuation requires the use of unobservable inputs, principally: (i) the value of ordinary shares; and (ii) the value of Series C, D and E preference shares. The Company used the option-pricing method to allocate the enterprise value to preference and ordinary shares.

The Company measures the fair value of warrants to purchase convertible redeemable preference shares using the Black-Scholes option pricing model, as disclosed in Note 13, which requires the use of unobservable inputs, including the value of preference share allocated from the Company’s equity value.

The equity value is measured using the income approach and is reconciled to the market approach. The income approach includes the use of a discounted cash flow model, which requires assumptions of projected revenue, expenses, capital expenditure and other costs, as well as a discount rate calculated based on the risk profile of the Company. The market approach includes using financial metrics and ratios of comparable companies.

The table below presents a reconciliation for all assets and liabilities measured at fair value on a recurring basis, using significant unobservable inputs (Level 3) for 2012 and 2013:

	Liquidation feature of Series A convertible redeemable preference shares	Liquidation feature of Series B convertible redeemable preference shares	Liquidation feature of Series C convertible redeemable preference shares	Liquidation feature of Series D convertible redeemable preference shares	Liquidation feature of Series E convertible redeemable preference shares
Liabilities:
Balance as of January 1, 2012	$495,615	$1,236,050	$3,361,101	$3,543,455	$2,407,094
Increase in fair value	217,868	577,382	1,374,166	1,429,635	971,160

Balance as of December 31, 2012	$713,483	$1,813,432	$4,735,267	$4,973,090	$3,378,254
Increase in fair value	952,994	2,014,808	190,349	576,754	391,793

Balance as of December 31, 2013	$1,666,477	$3,828,240	$4,925,616	$5,549,844	$3,770,047

The amount of total loss for the year attributable to the change in unrealized loss relating to liabilities still held at December 31, 2013	$(952,994)	$(2,014,808)	$(190,349)	$(576,754)	$(391,793)

VERISILICON HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND FOR THE YEARS

ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. Dollars, except share data)

14.	FAIR VALUE—continued

Liabilities Measured at Fair Value on a Recurring Basis—continued

	Equity option of Series C convertible redeemable preference shares	Equity option of Series D convertible redeemable preference shares	Equity option of Series E convertible redeemable preference shares
Liabilities:
Balance as of January 1, 2012	$4,464,086	$2,584,083	$1,755,378
Increase in fair value	4,614,017	3,576,440	2,429,500

Balance as of December 31, 2012	$9,078,103	$6,160,523	$4,184,878
Increase in fair value	9,719,554	7,058,640	4,794,981

Balance as of December 31, 2013	$18,797,657	$13,219,163	$8,979,859

The amount of total loss for the year attributable to the change in unrealized gain relating to liabilities still held at December 31, 2013	(9,719,554)	(7,058,640)	(4,794,981)

	Warrants attached to Series C convertible redeemable preference Shares	Warrants attached to Series D convertible redeemable preference shares	Warrants attached to Series E convertible redeemable preference shares	Warrants attached to ordinary shares
Liabilities:
Balance as of January 1, 2012	$101,340	$93,120	$789,527	$288
Increase (decrease) in fair value	34,104	60,204	251,954	(192)

Balance as of December 31, 2012	$135,444	$153,324	$1,041,481	$96
Increase in fair value	84,348	87,468	591,942	294

Balance as of December 31, 2013	$219,792	$240,792	$1,633,423	$390

The amount of total loss for the year attributable to the change in unrealized loss relating to liabilities still held at December 31, 2013	$(84,348)	$(87,468)	$(591,942)	$(294)

The total gain or loss attributable to the changes in unrealized gain or loss related to liabilities was recorded in other income (expense).

The Company does not have any assets or liabilities measured at fair value on a non-recurring basis as of December 31, 2012 or 2013.

15.	STOCK OPTIONS

The Company’s 2002 Stock Plan (the “2002 Plan”) allowed the Company to offer a variety of incentive awards to employees, directors and consultants of the Company for a period of ten years. Options to purchase 12,297,858 ordinary shares were authorized under the Plan. From June 2010 to January 2012, the

VERISILICON HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND FOR THE YEARS

ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. Dollars, except share data)

15.	STOCK OPTIONS—continued

Company had three amendments of the 2002 Plan which increased the aggregated number of ordinary shares reserved for issuance under the Plan from 12,297,858 to 17,942,247.

In January 2013, the Company adopted the 2012 Stock Option Plan (the “2012 Plan”) upon expiration of its 2002 Plan. Total number of ordinary shares authorized under the 2012 Plan was 2,103,019. The 2012 Plan also provides that ordinary shares not issued or delivered by reasons of expiration, forfeiture or cancellation under the 2002 Plan will be added to the number of authorized ordinary shares under the 2012 Plan. The 2002 Plan and 2012 Plan are hereinafter referred to as the “Plan”.

Under the terms of the Plan, options are generally granted with exercise prices equal to the fair market value of the ordinary shares. Options vest over a period of four years and have a life of 10 years. As of December 31, 2013, options to purchase 13,585,370 shares of ordinary shares were outstanding and options to purchase 1,216,727 shares of ordinary shares were available for future grants.

A summary of option activity under the Plan during the years ended December 31, 2012 and 2013 is presented below:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life	Aggregated Intrinsic Value
Options outstanding at January 1, 2012	11,493,666	$0.22
Granted	1,761,000	$0.49
Exercised	(30,000)	$0.21
Forfeited	(200,296)	$0.20

Options outstanding at December 31, 2012	13,024,370	$0.25
Granted	1,102,916	$0.66
Exercised	(325,292)	$0.14
Forfeited	(216,624)	$0.34

Options outstanding at December 31, 2013	13,585,370	$0.28	5.63 years	$10,696,131

Options vested and expected to vest	10,995,178	$0.27	5.04 years	$8,841,089

Options exercisable	8,016,582	$0.24	5.47 years	$6,676,013

The total intrinsic value of options exercised for the years ended December 31, 2011, 2012 and 2013 was $683,440, $9,718 and $304,466, respectively.

The weighted-average grant date fair value of options granted for the years ended December 31, 2011, 2012 and 2013 was $0.17, $0.16 and $0.31, respectively.

The Company recorded share-based compensation of $67,496, $87,444 and $163,230 for the years ended December 31, 2011, 2012 and 2013, respectively. As of December 31, 2013, unrecognized compensation expense related to non-vested share-based compensation arrangements granted under the Plan was $499,512, which was expected to be recognized over a weighted average period of 3.17 years.

The fair value of each option granted is estimated on the grant date using the Black-Scholes option pricing model. Expected volatilities are based on the average volatility of comparable companies. The Company uses historical data to estimate option exercise and employee forfeiture rates. The expected term represents

VERISILICON HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND FOR THE YEARS

ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. Dollars, except share data)

15.	STOCK OPTIONS—continued

the period of time that the options are expected to be outstanding. The risk-free rate is based on the yield of Chinese government securities with similar duration to the expiration term. The dividend yield is estimated based on the Company’s intended future dividend plan:

	2011	2012	2013
Average risk-free rate of return	3.04%	1.85%	2.26%
Weighted average expected option life	6.39 years	6.76 years	6.76 years
Volatility rate	50.45%	45.02%	44.74%
Dividend yield	Nil	Nil	Nil
Fair value of ordinary share	0.34	0.49	0.66

16.	BASIC AND DILUTED NET LOSS PER SHARE

The following table sets forth the computation of actual and pro forma basic and diluted net loss per share for the years indicated:

	Year ended December 31,
	2011	2012	2013
Net loss—basic and diluted	$(26,539,715)	$(25,660,237)	$(28,111,042)
Weighted average share outstanding—basic and diluted	12,373,357	12,868,970	12,987,154

Net loss per share—basic and diluted	$(2.14)	$(1.99)	$(2.16)

Pro forma net loss per share (unaudited):
Pro forma net loss attributable to ordinary shareholders	$(28,111,042)
Weighted average share used in computing net loss per share – basic and diluted	12,987,154
Pro forma adjustments to reflect:
Conversion of:
Series A convertible redeemable preference shares	3,607,093
Series B convertible redeemable preference shares	5,244,165
Series C convertible redeemable preference shares	13,037,630
Series D convertible redeemable preference shares	9,424,085
Series E convertible redeemable preference shares	6,401,845
Series F convertible non-redeemable preference shares	4,347,825
Exercise and conversion of:
Warrant to purchase Series E convertible redeemable preference shares	815,122

Weighted average shares used in computing pro forma net loss per share	55,864,919

Pro forma net loss per share	$(0.50)

VERISILICON HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND FOR THE YEARS

ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. Dollars, except share data)

16.	BASIC AND DILUTED NET LOSS PER SHARE—continued

For the years ended December 31, 2011, 2012 and 2013, the Company had securities which could potentially dilute basic earnings per share in the future, but which were excluded from the computation of diluted loss per share as their effects would have been anti-dilutive. Such outstanding securities consist of the following:

	December 31,
	2011	2012	2013
Series A convertible redeemable preference shares	3,607,093	3,607,093	3,607,093
Series B convertible redeemable preference shares	5,244,165	5,244,165	5,244,165
Series C convertible redeemable preference shares	13,037,630	13,037,630	13,037,630
Series D convertible redeemable preference shares	9,424,085	9,424,085	9,424,085
Series E convertible redeemable preference shares	6,401,845	6,401,845	6,401,845
Series F convertible non-redeemable preference shares	3,478,260	4,347,825	4,347,825
Warrant to purchase Series C convertible redeemable Preference shares	120,000	120,000	120,000
Warrant to purchase Series D convertible redeemable Preference shares	120,000	120,000	120,000
Warrant to purchase Series E convertible redeemable Preference shares	815,122	815,122	815,122
Warrant to purchase ordinary shares	240,000	240,000	240,000
Stock options	11,493,666	13,024,370	13,585,370

	53,981,866	56,382,135	56,943,135

17.	COMMITMENTS AND CONTINGENCIES

(a)	Lease

The Company leases its facilities under non-cancelable operating leases that expire in 2014, 2015, 2016 and 2017. Rent expense was $1,738,871, $2,130,532 and $2,256,179 for the years ended December 31, 2011, 2012 and 2013, respectively.

Future minimum lease payments for operating leases with terms in excess of one year at December 31, 2013 were as follows:

2014	$1,895,661
2015	1,497,770
2016	111,197
2017	95,702

Total minimum lease payments	$3,600,330

VERISILICON HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND FOR THE YEARS

ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. Dollars, except share data)

17.	COMMITMENTS AND CONTINGENCIES—continued

(b)	Purchase commitment

Future payment required for purchase of license is as follows:

2014	$8,921,076
2015	1,233,332

Total license purchase payments	$10,154,408

(c)	Indemnification

In the ordinary course of business, the Company may enter into contractual arrangements under which the Company indemnifies a third party for losses relating to services performed on behalf of the Company or for losses arising from certain events defined within the particular contract. Such events may include litigation or claims relating to patent infringement. The indemnification obligations may not be subject to maximum loss clauses. The Company has not received notice of any claims related to these indemnification obligations during the year ended December 31, 2011, 2012 or 2013 and has not recognized any indemnification liabilities as of December 31, 2013.

18.	RETIREMENT PLAN

Full time employees of the Company in the PRC participate in a government-mandated multi-employer defined contribution plan under which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Company to accrue for these benefits based on certain percentages of the employees’ salaries. The total provision for such employee benefits was $2,594,553, $3,107,708 and $4,035,457, for the years ended December 31, 2011, 2012 and 2013, respectively.

In 2008, the Company adopted a 401(k) plan for its expatriate employees and employees of VeriSilicon U.S. to which eligible employees may contribute, on a pretax basis, subject to the maximum amount permitted by the Internal Revenue Code. The Company is not required, nor has it contributed, to the 401(k) Plan.

19.	DISTRIBUTION OF PROFIT

Pursuant to the laws applicable to the PRC’s FIEs, the Company’s subsidiaries in the PRC must take appropriations from after-tax profit to non-distributable reserve funds as determined by the Board of Directors. These reserve funds include a (i) general reserve, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of 10% of after-tax profit (as determined under PRC GAAP at each year-end) until the balance reaches 50% of their registered capital; the other fund appropriations are made at the Company’s discretion. The Company’s PRC subsidiaries have neither recognized any contributions to, nor recorded any provision for, the reserve funds in 2011, 2012 or 2013 given the Company’s historical net losses. In addition, due to restrictions on the distribution of share capital from the Company’s PRC subsidiaries, the PRC subsidiaries share capital of $12.9 million at December 31, 2013 is considered restricted. As a result of these PRC laws and regulations, as of December 31, 2013, approximately $12.9 million is not available for distribution to the Company by its PRC subsidiaries in the form of dividends, loans or advances.

VERISILICON HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND FOR THE YEARS

ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. Dollars, except share data)

20.	RELATED PARTY TRANSACTIONS AND BALANCES

In connection with the acquisition of the ZSP DSP platform from LSI Logic Corporation in 2006, the Company assumed certain obligations with respect to a license agreement between LSI Logic Corporation and certain subsidiaries of Marvell Technology Group Ltd. (“Marvell”). The Company also entered into NRE design services agreements with Marvell. Mr. Wayne Dai, who is the Company’s Chairman of the Board of Directors, Chief Executive Officer and President, is the brother of Weili Dai, who is the President of Marvell and the wife of Dr. Sehat Sutardja, the Chairman of the Board of Directors, President and Chief Executive Officer of Marvell. In addition, Ms. Dai is a shareholder of the Company. The Company earned $2.3 million, $2.6 million and $2.0 million as license and support fees from Marvell for the years end December 31, 2011, 2012 and 2013, respectively. The Company had $0.7 million and $1.0 million receivable from Marvell as of December 31, 2012 and 2013, respectively.

In 2009, the Company entered into an IP license distribution agreement with Vivante Corporation, which is an embedded graphics IP provider. Mr. Wayne Dai is the brother of Wei-Jin Dai, who is the President of Vivante. Mr. Wei-Jin Dai is also a shareholder of the Company. The Company earned $0.1 million, $0.2 million and $0.1 million as the distributor of Vivante IP for the years ended December 31, 2011, 2012 and 2013, respectively. On the other hand, the Company purchased $0.2 million, $0.2 million and $0.1 million IP license and incurred $0.3 million, $1.0 million and $0.5 million royalty expense from Vivante for the years ended December 31, 2011 and 2012 and 2013, respectively. The Company had $0.6 million and $0.4 million payable to Vivante as of December 31, 2012 and 2013, respectively.

21.	SUBSEQUENT EVENTS

Subsequent events have been reviewed through July 22, 2014 except for restatement related events, which have been updated through September 10, 2014.

In April 2014, the Company’s Revolving Credit Agreement (Note 7) was extended to April 2015.

In May 2014, the Company reserved additional 2,200,000 ordinary shares for issuance under 2012 Plan. From January to June 2014, the Company granted 3,505,000 options to purchase the Company’s ordinary shares under the 2012 Plan (Note 15) to its employees with exercise prices between $1.04 and $1.39.

On May 15, 2014, Uniloc USA, Inc. and Uniloc Luxembourg S.A. (collectively “Uniloc”) filed a complaint in the U.S. District Court for the Eastern District of Texas against the Company alleging infringement of U.S. Patent No. 5,579,222 (the “222 patent”). The complaint seeks unspecified damages for alleged past infringement only, because the 222 patent expired in 2013. The Company’s response to the complaint is currently due on July 24, 2014. The Company believes the complaint lacks merit and the Company intends to defend itself vigorously. The case is in the early stages and Uniloc has not detailed its damages claims, and therefore it is too soon to estimate a range of losses relating to this matter. The Company believes a loss is remote and thus did not accrue any contingent liability as of December 31, 2013.

In June 2014, the Company increased its total authorized ordinary shares to 116,000,000 shares.

In June 2014, the Company authorized 10,900,000 Series G preference shares and issued an aggregate of 7,948,568 Series G preference shares at a price of $2.80 per share for total proceeds of approximately $22.3 million. Material terms of Series G preference shares are as follows:

(1)	Each holder of Series G preference shares is entitled to convert each of the Series G preference shares at any time after the issuance into one of ordinary share.

VERISILICON HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND FOR THE YEARS

ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. Dollars, except share data)

21.	SUBSEQUENT EVENTS—continued

(2)	Immediately prior to the closing of a Qualified IPO (see Note 11), each Series G preference share shall automatically be converted into one ordinary share.

(3)	Beginning on the third anniversary of the issuance date, upon request of 66.67% of the then-outstanding shares of Series G preference shares, the Company shall redeem for cash for all of such preference shares.

(4)	With the issuance of Series G preference shares, the holders of Series C, D and E preference shares agreed to reduce the number of Series C-1, D-1 and E-1 preference shares (“Conversion Ratio”) they are entitled to receive in the event that there is an IPO greater than a Qualified IPO. The original Conversion Ratio of Series C-1, D-1 and E-1 preference shares of 0.75 shall be reduced proportionately to zero as the Company’s pre-IPO valuation, determined using the midpoint of the IPO price range set forth on the cover page of the Company’s last preliminary prospectus filed with the SEC in connection with the Company’s IPO, increases from $300 million to $400 million.

22.	RESTATEMENT OF FINANCIAL STATEMENTS

Subsequent to the issuance of the Company’s consolidated financial statements as of December 31, 2012 and 2013 and for each of the three years in the period ended December 31, 2013, the Company determined that there were errors in the consolidated financial statements as follows:

The Company identified an error in the calculation and allocation of fair value of the bifurcated embedded derivative features of the Series C, D and E Preference Shares. Correction of the error resulted in an increase in accumulated deficit of $7,666,240, $18,884,222, and $40,908,318 as of December 31, 2011, 2012 and 2013, respectively, an increase in the Equity Options of Series C, D and E convertible redeemable preference shares of $18,884,222, and $40,908,318 as of December 31, 2012 and 2013 respectively, and an increase in loss from the change in fair value of Equity Option of $7,666,240, $11,217,982 and $22,024,096 for the years ended December 31, 2011, 2012 and 2013, respectively. The impact to historical financial statements of 2010 and prior periods was not material, and therefore they were not restated.

As a result, the Company’s consolidated financial statements as of December 31, 2012 and 2013 and for years ended December 31, 2011, 2012 and 2013 have been restated, as reflected below:

	As of December 31, 2011
	As previously reported	As restated
Consolidated Balance Sheet Data:
Accumulated deficit	(87,428,944)	(95,095,184)
Total shareholders’ deficit	(76,576,192)	(84,242,432)

VERISILICON HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND FOR THE YEARS

ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. Dollars, except share data)

22.	RESTATEMENT OF FINANCIAL STATEMENTS—continued

	Year ended December 31, 2011
	As previously reported	As restated
Consolidated Statement of Operations Data:
Decrease (increase) in fair value of Equity Options of Series C, D and E convertible redeemable preference shares	$599,140	$(7,067,100)
Net loss before income tax expense	(17,918,927)	(25,585,167)
Net loss	(18,873,475)	(26,539,715)
Net loss per share—basic and diluted	(1.53)	(2.14)

	Year ended December 31, 2011
	As previously reported	As restated
Consolidated Statement of Cash Flows Data:
Net loss	$(18,873,475)	$(26,539,715)
Changes in fair value of Equity Options of Series C, D and E convertible redeemable preference shares	(599,140)	7,067,100

	As of December 31, 2012
	As previously reported	As restated
Consolidated Balance Sheet Data:
Equity Options of Series C, D and E convertible redeemable preference shares	$539,282	$19,423,504
Total liabilities	67,512,693	86,396,915
Accumulated deficit	(101,871,199)	(120,755,421)
Total shareholders’ deficit	(90,838,867)	(109,723,089)

	Year ended December 31, 2012
	As previously reported	As restated
Consolidated Statement of Operations Data:
Decrease (increase) in fair value of Equity Options of Series C, D and E convertible redeemable preference shares	$598,025	$(10,619,957)
Net loss before income tax expense	(13,877,831)	(25,095,813)
Net loss	(14,442,255)	(25,660,237)
Net loss per share—basic and diluted	(1.12)	(1.99)

	Year ended December 31, 2012
	As previously reported	As restated
Consolidated Statement of Cash Flows Data:
Net loss	$ (14,442,255)	$(25,660,237)
Changes in fair value of Equity Options of Series C, D and E convertible redeemable preference shares	(598,025)	10,619,957

VERISILICON HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND FOR THE YEARS

ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. Dollars, except share data)

22.	RESTATEMENT OF FINANCIAL STATEMENTS—continued

	As of December 31, 2013
	As previously reported	As restated
Consolidated Balance Sheet Data:
Equity Options of Series C, D and E convertible redeemable preference shares	$88,361	$40,996,679
Total liabilities	82,339,343	123,247,661
Accumulated deficit	(107,958,145)	(148,866,463)
Total shareholders’ deficit	(96,450,682)	(137,359,000)

	Year ended December 31, 2013
	As previously reported	As restated
Consolidated Statement of Operations Data:
Decrease (increase) in fair value of Equity Options of Series C, D and E convertible redeemable preference shares	$450,921	$(21,573,175)
Net loss before income tax expense	(4,694,158)	(26,718,254)
Net loss	(6,086,946)	(28,111,042)
Net loss per share—basic and diluted	(0.47)	(2.16)

	Year ended December 31, 2013
	As previously reported	As restated
Consolidated Statement of Cash Flows Data:
Net loss	$(6,086,946)	$(28,111,042)
Changes in fair value of Equity Options of Series C, D and E convertible redeemable preference shares	(450,921)	21,573,175

*    *    *    *    *    *

VERISILICON HOLDINGS CO., LTD.

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

FINANCIAL INFORMATION FOR PARENT COMPANY

(In U.S. Dollars)

BALANCE SHEETS

	December 31,
	2012	2013
	(As restated)	(As restated)
ASSETS

Current assets
Cash and cash equivalents	$1,817,279	$1,860,612
Accounts receivable, net of allowance of $nil and $nil as of December 31, 2012 and 2013, respectively	4,456,111	315,824
Due from subsidiaries	24,888,408	15,403,146
Inventories	898,703	109,161
Prepaid expenses and other current assets	745,128	648,179

Total current assets	32,805,629	18,336,922

Intangible assets, net	9,321,695	7,390,187
Goodwill	429,738	429,738
Investment in subsidiaries	4,708,216	7,993,522

TOTAL ASSETS	$47,265,278	$34,150,369

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT

Current liabilities
Short-term borrowing	$9,836,348	$12,800,000
Accounts payable	7,209,563	1,992,817
Due to subsidiaries	26,332,515	18,550,433
Deferred revenue	1,005,651	879,484
Provision on estimated losses on contract	337,347	154,461
Accrued expenses and other current liabilities	2,111,959	1,765,616

Total current liabilities	46,833,383	36,142,811

Long-term liabilities
Long-term payables relating to intangible assets	1,808,535	556,184
Warrants to purchase convertible redeemable preference shares and ordinary shares	1,330,345	2,094,397
Liquidation features of Series A, B, C, D and E convertible redeemable preference shares	15,613,526	19,740,224
Equity Options of Series C, D and E convertible redeemable preference shares	19,423,504	40,996,679

Total liabilities	$85,009,293	$99,530,295

VERISILICON HOLDINGS CO., LTD.

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

FINANCIAL INFORMATION FOR PARENT COMPANY

(In U.S. Dollars, except share data)

BALANCE SHEETS

	December 31,
	2012	2013
	(As restated)	(As restated)
Mezzanine Equity:
Series A convertible redeemable preference shares, $0.001 par value; 3,700,000 shares authorized, 3,607,093 shares issued and outstanding as of December 31, 2012 and 2013 (Redemption value: $3,607,093 as of December 31, 2012 and 2013)	$3,607,093	$3,607,093
Series B convertible redeemable preference shares, $0.001 par value; 5,300,000 shares authorized, 5,244,165 shares issued and outstanding as of December 31, 2012 and 2013 (Redemption value: $8,139,994 as of December 31, 2012 and 2013)	8,139,994	8,139,994
Series C convertible redeemable preference shares, $0.001 par value; 13,200,000 shares authorized, 13,037,630 shares issued and outstanding as of December 31, 2012 and 2013 (Redemption value: $20,237,008 as of December 31, 2012 and 2013)	20,237,008	20,237,008
Series D convertible redeemable preference shares, $0.001 par value; 9,600,000 shares authorized, 9,424,085 shares issued and outstanding as of December 31, 2012 and 2013 (Redemption value: $18,000,003 as of December 31, 2012 and 2013)	18,000,003	18,000,003
Series E convertible redeemable preference shares, $0.001 par value; 8,300,000 shares authorized, 6,401,845 shares issued and outstanding as of December 31, 2012 and 2013 (Redemption value: $12,227,532 as of December 31, 2012 and 2013)	12,227,532	12,227,532
Series F convertible non-redeemable preference shares, $0.001 par value; 5,300,000 shares authorized, 4,347,825 shares issued and outstanding as of December 31, 2012 and 2013	9,767,444	9,767,444

	71,979,074	71,979,074

Shareholders’ deficit:
Ordinary shares, $0.001 par value; 105,300,000 and 105,300,000 shares authorized, 12,898,066 and 13,223,358 shares issued and outstanding as of December 31, 2012 and 2013, respectively	12,898	13,223
Additional paid-in capital	11,085,431	11,292,649
Accumulated deficit	(120,755,421)	(148,866,463)
Accumulated other comprehensive income (loss)	(65,997)	201,591

Total deficit	(109,723,089)	(137,359,000)

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT	$47,265,278	$34,150,369

VERISILICON HOLDINGS CO., LTD.

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

FINANCIAL INFORMATION FOR PARENT COMPANY

(In U.S. Dollars)

STATEMENTS OF COMPREHENSIVE LOSS

	Year ended December 31,
	2011	2012	2013
	(As restated)	(As restated)	(As restated)
Revenue	$41,941,714	$39,357,618	$12,210,402
Cost of revenue	(43,166,443)	(48,819,214)	(9,138,488)
Amortization of intangible assets	(275,343)	(2,639,070)	(1,507,010)
Research and development expenses	(2,258,920)	(186,846)	(312,627)
Sales and marketing expenses	(1,249,737)	(1,525,858)	(329,762)
General and administrative expenses	(1,300,219)	(1,103,080)	(169,148)

Income (loss) from operations	(6,308,948)	(14,916,450)	753,367

Other income (expense):
Interest income	6,202	85,767	88,358
Interest expense	(578,999)	(811,776)	(945,977)
Share of income (loss) from subsidiaries	(6,185,098)	5,640,658	1,251,467
Increase in fair value of warrants to purchase convertible redeemable preference shares and ordinary shares	(489,620)	(346,070)	(764,052)
Increase in fair value of liquidation features of Series A, B, C, D and E convertible redeemable preference shares	(5,188,044)	(4,570,211)	(4,126,698)
Increase in fair value of Equity Options of Series C, D and E convertible redeemable preference shares	(7,067,100)	(10,619,957)	(21,573,175)
Other, net	(421,388)	178,937	(2,469,633)

Net loss before income tax expense	(26,232,995)	(25,359,102)	(27,786,343)

Income tax expense	(306,720)	(301,135)	(324,699)

Net loss	$(26,539,715)	$(25,660,237)	$(28,111,042)

Net loss	$(26,539,715)	$(25,660,237)	$(28,111,042)
Other comprehensive income (loss)
Foreign currency translation adjustments, net of tax impact of nil for 2011, 2012 and 2013	(115,867)	85,936	267,588

Total comprehensive loss	$(26,655,582)	$(25,574,301)	$(27,843,454)

VERISILICON HOLDINGS CO., LTD.

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

FINANCIAL INFORMATION FOR PARENT COMPANY

(In U.S. Dollars)

STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2011	2012	2013
	(As restated)	(As restated)	(As restated)
Operating activities
Net loss	$(26,539,715)	$(25,660,237)	$(28,111,042)

Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of intangible assets	2,375,053	2,696,281	2,895,601
Share-based compensation	67,496	87,444	163,230
Inventory provision	289,326	347,657	149,342
Amortization of debt discount	39,344	160,881	163,143
Share of loss (income) from subsidiaries	6,185,098	(5,640,658)	(1,251,467)
Changes in fair value of liquidation features of Series A, B, C, D and E convertible redeemable preference shares	5,188,044	4,570,211	4,126,698
Changes in fair value of Equity Options of Series C, D and E convertible redeemable preference shares	7,067,100	10,619,957	21,573,175
Changes in fair value of warrants to purchase convertible redeemable preference shares and ordinary shares	489,620	346,070	764,052

Changes in operating assets and liabilities:
Accounts receivable	2,086,473	(494,522)	4,140,287
Due from subsidiaries	(2,307,904)	(8,799,787)	7,720,905
Inventories	7,554,207	926,047	640,200
Prepaid expenses and other current assets	(85,475)	1,100,264	96,949
Accounts payable	(7,420,354)	1,367,874	(4,874,232)
Due to subsidiaries	(4,672,200)	19,600,485	(7,782,082)
Deferred revenue	(248,232)	(2,127,369)	(126,167)
Provision on estimated losses on contract	607,921	(270,574)	(182,886)
Accrued expenses and other current liabilities	(1,463,490)	(576,448)	(559,486)
Other long-term liabilities	(122,999)	—	—

Net cash used in operating activities	(10,910,687)	(1,746,424)	(453,780)

Investing activities
Purchase of intangible assets	(2,355,667)	(1,834,937)	(2,508,958)
Change in restricted cash	(3,292)	413,534	—

Net cash used in investing activities	(2,358,959)	(1,421,403)	(2,508,958)

Financing activities
Proceeds from issuance of Series F convertible non-redeemable preference shares	7,999,998	2,000,000	—
Payment of Series F convertible non-redeemable preference shares issuance costs	(87,882)	(144,672)	—
Proceeds from exercise of employee stock options	586,857	6,200	44,313
Proceeds from short-term borrowings	5,012,454	6,603,167	2,963,652
Repayment of short-term borrowings	(3,126,153)	(5,153,119)	—

Net cash provided by financing activities	10,385,274	3,311,576	3,007,965

Effect of exchange rate changes on cash and cash equivalents	(39,344)	(26,489)	(1,894)

Net increase (decrease) in cash and cash equivalents	(2,923,716)	117,260	43,333

Cash and cash equivalents, beginning of the year	4,623,735	1,700,019	1,817,279

Cash and cash equivalents, end of the year	$1,700,019	$1,817,279	$1,860,612

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING ACTIVITIES

Payables for purchase of intangible assets	$3,163,461	$4,767,554	$3,222,689

VERISILICON HOLDINGS CO., LTD.

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

FINANCIAL INFORMATION FOR PARENT COMPANY

Notes to Schedule I

1)	Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, results of operations and cash flows of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

2)	The condensed financial information of VeriSilicon Holdings Co., Ltd. has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries.

3)	Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the Consolidated Financial Statements of the Company.

4)	As of December 31, 2013, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable shares or guarantees of the Company, except for those which have been disclosed in the Consolidated Financial Statement, if any.

VERISILICON HOLDINGS CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. Dollars)

	December 31,	June 30,
	2013	2014	2014
	(As restated)		(Pro forma) (Note 2)
ASSETS

Current assets
Cash and cash equivalents	$9,302,570	$32,881,902	$34,438,785
Restricted cash	66,990	133,712	133,712
Accounts receivable, net of allowance of $1,027,887 and $1,154,808 as of December 31, 2013 and June 30, 2014, respectively	24,348,634	29,265,420	29,265,420
Inventories	6,400,789	11,809,866	11,809,866
Prepayments to suppliers	2,210,602	1,758,099	1,758,099
Prepaid expenses and other current assets	1,385,876	1,471,231	1,471,231
Deferred tax assets	—	132,129	132,129

Total current assets	43,715,461	77,452,359	79,009,242

Property and equipment, net	3,220,907	3,583,741	3,583,741
Intangible assets, net	10,131,273	12,558,605	12,558,605
Goodwill	429,738	429,738	429,738
Other non-current assets	370,356	394,995	394,995

TOTAL ASSETS	$57,867,735	$94,419,438	$95,976,321

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT

Current liabilities
Short-term borrowing	$17,884,551	$16,213,080	$16,213,080
Accounts payable	19,625,072	29,594,501	29,594,501
Deferred revenue	11,091,470	12,899,797	12,899,797
Accrued payroll and compensation	4,518,927	5,176,559	5,176,559
Provision on estimated losses on contract	676,362	585,485	585,485
Advances from customers	1,676,147	4,066,555	4,066,555
Accrued expenses and other current liabilities	3,798,667	3,992,153	3,992,153
Income tax payable	370,250	283,985	283,985

Total current liabilities	59,641,446	72,812,115	72,812,115

Long-term liabilities
Long-term payables relating to intangible assets	556,184	304,768	304,768
Other long-term liabilities	218,731	221,794	221,794
Warrants to purchase convertible redeemable preference shares and ordinary shares	2,094,397	2,991,366	—
Liquidation feature of Series A and B convertible redeemable preference shares	5,494,717	1,705,368	—
Liquidation feature of Series C, D and E convertible redeemable preference shares	14,245,507	—	—
Equity options of Series C, D and E convertible redeemable preference shares	40,996,679	—	—
Embedded derivatives of liquidation feature and conversion feature of Series C, D and E convertible redeemable preference shares	—	76,280,572	—

Total liabilities	$123,247,661	$154,315,983	$73,338,677

Commitments and Contingencies (Note 15)

The accompanying notes are an integral part of these condensed consolidated financial statements.

VERISILICON HOLDINGS CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. Dollars, except share data)

	December 31,	June 30,
	2013	2014	2014
	(As restated)		(Pro forma) (Note 2)
Mezzanine Equity:
Series A convertible redeemable preference shares, $0.001 par value; 3,700,000 shares authorized, 3,607,093 shares issued and outstanding as of December 31, 2013 and June 30, 2014 (Redemption value: $3,607,093 as of December 31, 2013 and June 30, 2014)	$3,607,093	$3,607,093	$—
Series B convertible redeemable preference shares, $0.001 par value; 5,300,000 shares authorized, 5,244,165 shares issued and outstanding as of December 31, 2013 and June 30, 2014 (Redemption value: $8,139,994 as of December 31, 2013 and June 30, 2014)	8,139,994	8,139,994	—
Series C convertible redeemable preference shares, $0.001 par value; 13,200,000 shares authorized, 13,037,630 shares issued and outstanding as of December 31, 2013 and June 30, 2014 (Redemption value: $20,237,008 as of December 31, 2013 and June 30, 2014)	20,237,008	20,237,008	—
Series D convertible redeemable preference shares, $0.001 par value; 9,600,000 shares authorized, 9,424,085 shares issued and outstanding as of December 31, 2013 and June 30, 2014 (Redemption value: $18,000,003 as of December 31, 2013 and June 30, 2014)	18,000,003	18,000,003	—
Series E convertible redeemable preference shares, $0.001 par value; 8,300,000 shares authorized, 6,401,845 shares issued and outstanding as of December 31, 2013 and June 30, 2014 (Redemption value: $12,227,532 as of December 31, 2013 and June 30, 2014)	12,227,532	12,227,532	—
Series F convertible non-redeemable preference shares, $0.001 par value; 5,300,000 shares authorized, 4,347,825 shares issued and outstanding as of December 31, 2013 and June 30, 2014	9,767,444	9,767,444	—
Series G convertible redeemable preference shares, $0.001 par value; 10,900,000 shares authorized, nil and 7,948,568 shares issued and outstanding as of December 31, 2013 and June 30, 2014 (Redemption value: $22,255,990)	—	22,255,990	—

	71,979,074	94,235,064	—

Shareholders’ equity (deficit):
Ordinary shares, $0.001 par value; 105,300,000 and 116,000,000 shares authorized, 13,223,358 and 14,650,959 shares issued and outstanding as of December 31, 2013 and June 30, 2014, respectively	13,223	14,651	65,478
Additional paid-in capital	11,292,649	20,774,694	197,493,120
Accumulated deficit	(148,866,463)	(175,034,624)	(175,034,624)
Accumulated other comprehensive income	201,591	113,670	113,670

Total shareholders’ equity (deficit)	(137,359,000)	(154,131,609)	22,637,644

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY (DEFICIT)	$57,867,735	$94,419,438	$95,976,321

The accompanying notes are an integral part of these condensed consolidated financial statements.

VERISILICON HOLDINGS CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED

STATEMENTS OF OPERATIONS

(In U.S. Dollars, except share data)

	Six months ended June 30,
	2013	2014
Revenue:
Turnkey products	$35,081,360	$48,128,296
NRE design services	12,460,597	18,473,879
License and royalties	10,618,817	10,362,590

Total revenue	58,160,774	76,964,765

Cost and expenses:
Cost of revenue
Turnkey products	(28,691,180)	(38,499,558)
NRE design services	(11,000,127)	(15,532,263)
License and royalties	(1,506,113)	(213,081)

Total cost of revenue	(41,197,420)	(54,244,902)

Amortization of intangible assets	(1,503,375)	(1,887,595)
Research and development expenses	(8,305,289)	(8,632,693)
Sales and marketing expenses	(5,965,562)	(6,471,749)
General and administrative expenses	(2,901,763)	(3,365,672)

Income (loss) from operations	(1,712,635)	2,362,154
Other income (expense):
Interest income	3,192	85,611
Interest expense	(425,663)	(605,126)
Increase in fair value of warrants to purchase convertible redeemable preference shares and ordinary shares	(513,945)	(896,969)
Decrease (increase) in fair value of liquidation features of Series A, B, C, D and E convertible redeemable preference shares	(6,197,043)	13,263,983
Increase in fair value of equity options of Series C, D and E convertible redeemable preference shares	(11,567,935)	(39,942,178)
Other, net	(202,856)	348,868

Net loss before income tax expense	(20,616,885)	(25,383,657)
Income tax expense	(413,577)	(784,504)

Net loss	$(21,030,462)	$(26,168,161)

Net loss per share:
-basic and diluted	$(1.63)	$(1.91)

Weighted average number of shares used in calculating basic and diluted net loss per share	12,934,136	13,699,195

Pro forma net loss per share (Note 2):
-basic and diluted		$(0.46)

Weighted average number of shares used in calculating pro forma basic and diluted net loss per share		56,884,363

The accompanying notes are an integral part of these condensed consolidated financial statements.

VERISILICON HOLDINGS CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In U.S. Dollars)

	Six months ended June 30,
	2013	2014
Net loss	$(21,030,462)	$(26,168,161)
Other comprehensive income (loss):
Foreign currency translation adjustments, net of tax impact of nil for 2013 and 2014	144,312	(87,921)

Total comprehensive loss	$(20,886,150)	$(26,256,082)

The accompanying notes are an integral part of these condensed consolidated financial statements.

VERISILICON HOLDINGS CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

CHANGES IN EQUITY (DEFICIT)

(In U.S. Dollars, except share data)

	Ordinary shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total deficit
	Shares	Amount
Balance as of January 1, 2013	12,898,066	$12,898	$11,085,431	$(120,755,421)	$(65,997)	$(109,723,089)
Exercise of stock options	67,416	67	13,809	—	—	13,876
Share-based compensation	—	—	72,307	—	—	72,307
Net loss	—	—	—	(21,030,462)	—	(21,030,462)
Foreign currency translation adjustments	—	—	—	—	144,312	144,312

Balance as of June 30, 2013	12,965,482	$12,965	$11,171,547	$(141,785,883)	$78,315	$(130,523,056)

Balance as of January 1, 2014	13,223,358	$13,223	$11,292,649	$(148,866,463)	$201,591	$(137,359,000)
Exercise of stock options	1,427,601	1,428	286,749	—	—	288,177
Share-based compensation	—	—	202,834	—	—	202,834
Issuance cost of Series G preference shares	—	—	(436,696)	—	—	(436,696)
Net loss	—	—	—	(26,168,161)	—	(26,168,161)
Deemed contribution from preference shareholders	—	—	9,429,158	—	—	9,429,158
Foreign currency translation adjustments	—	—	—	—	(87,921)	(87,921)

Balance as of June 30, 2014	14,650,959	$14,651	$20,774,694	$(175,034,624)	$113,670	$(154,131,609)

The accompanying notes are an integral part of these condensed consolidated financial statements.

VERISILICON HOLDINGS CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED

STATEMENTS OF CASH FLOWS

(In U.S. Dollars)

	Six months ended June 30,
	2013	2014
Operating activities
Net loss	$(21,030,462)	$(26,168,161)

Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	2,058,146	2,536,039
Share-based compensation	72,307	202,834
Bad debt expense	7,765	126,921
Inventory provision	27,143	22,002
Deferred tax	—	(132,129)
Gain on disposal of property and equipment	—	(256)
Amortization of debt discount	65,867	65,866
Changes in fair value of warrants to purchase convertible redeemable preference shares and ordinary shares	513,945	896,969
Changes in fair value of liquidation features of Series A, B, C, D and E convertible redeemable preference shares	6,197,044	(13,263,983)
Changes in fair value of equity options of Series C, D and E convertible redeemable preference shares	11,567,935	39,942,178

Changes in operating assets and liabilities:
Accounts receivable	(6,054,100)	(5,043,707)
Inventories	(3,583,848)	(5,431,079)
Prepaid expenses and other current assets	(500,366)	(156,824)
Accounts payable	5,849,776	10,599,675
Deferred revenue	2,106,017	1,808,327
Income tax payable	71,946	(86,265)
Accrued payroll and compensation	(584,785)	657,632
Provision on estimated losses on contract	(181,464)	(90,877)
Accrued expenses and other current liabilities	665,515	2,160,572
Other non-current assets	62,733	(24,639)
Other long-term liabilities	(8,511)	3,063

Net cash provided by (used in) operating activities	(2,677,397)	8,624,158

Investing activities
Purchase of property and equipment	(162,092)	(778,621)
Purchase of intangible assets	(1,309,080)	(5,088,977)
Proceeds from disposal of fixed assets	—	256
Change in restricted cash	2,196	(66,722)

Net cash used in investing activities	(1,468,976)	(5,934,064)

(Continued)

	Six months ended June 30,
	2013	2014
Financing activities
Proceeds from issuance of Series G preference shares	—	22,255,990
Payment of Series G preference shares issuance costs	—	(58,863)
Proceeds from exercise of employee stock options	13,876	288,177
Proceeds from short-term borrowings	5,095,883	1,360,987
Repayment of short-term borrowings	—	(3,005,635)

Net cash provided by financing activities	5,109,759	20,840,656

Effect of exchange rate changes on cash and cash equivalents	113,155	48,582

Net increase in cash and cash equivalents	1,076,541	23,579,332
Cash and cash equivalents, beginning of the period	5,386,881	9,302,570

Cash and cash equivalents, end of the period	$6,463,422	$32,881,902

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
Income taxes paid	$286,565	$652,734

Interest paid	$342,668	$415,471

The accompanying notes are an integral part of these condensed consolidated financial statements

VERISILICON HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

VeriSilicon Holdings Co., Ltd. (formerly VeriSilicon Holdings (Cayman Islands) Co., Ltd.) (“VeriSilicon Cayman”) was incorporated under the laws of the Cayman Islands on June 10, 2002.

As of June 30, 2014, VeriSilicon Cayman’s subsidiaries (collectively with VeriSilicon Cayman, referred to as the “Company”) included the following:

Subsidiary	Date of acquisition	Date of establishment	Place of establishment	Percentage of ownership
VeriSilicon Microelectronics (Shanghai) Co., Ltd.* (“VeriSilicon Shanghai”)	October 11, 2002	August 21, 2001	PRC	100%

VeriSilicon Inc. (“VeriSilicon U.S.”)	Not applicable	February 14, 2003	United States of America	100%

VeriSilicon Electronics Co., Ltd. (“VeriSilicon Taiwan”)	Not applicable	July 16, 2003	Taiwan	100%

VeriSilicon EURL (“VeriSilicon France”)	Not applicable	August 1, 2006	France	100%

VeriSilicon Kabushiki Kaisha (“VeriSilicon Japan”)	Not applicable	August 25, 2006	Japan	100%

VeriSilicon Microelectronics (Beijing) Co., Ltd.* (“VeriSilicon Beijing”)	Not applicable	June 13, 2007	PRC	100%

VeriSilicon B.V. (“VeriSilicon Netherlands”)	Not applicable	December 24, 2007	Netherlands	100%

VeriSilicon Oy (“VeriSilicon Finland”)	Not applicable	December 16, 2010	Finland	100%

VeriSilicon (Hong Kong) Ltd. (“VeriSilicon Hong Kong”)	Not applicable	November 9, 2011	Hong Kong	100%

VeriSilicon Microelectronics (Chengdu) Co., Ltd.* (“VeriSilicon Chengdu”)	Not applicable	April 28, 2013	PRC	100%

*	Companies registered as wholly foreign-owned enterprises in the People’s Republic of China (“PRC”).

The Company operates in the semiconductor industry and is primarily engaged in the sale of turnkey products, providing of NRE design services, and the licensing of its intellectual property (“IP”) and collection of royalty payments. Sales of turnkey products include the volume production and shipping of semiconductor wafers, chips or finished integrated circuits. NRE design services include procurement and integration of third-party IP, procurement of semiconductor masks, multi-purpose wafers, and prototype wafers manufactured by third-party vendors and procurement of packaging and testing services of prototype wafers performed by third-party vendors.

VERISILICON HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The Company is responsible for the unaudited condensed consolidated financial statements included in this document, which have been prepared in accordance with Generally Accepted Accounting Principles in the United States (“U.S. GAAP”) and include all normal and recurring adjustments that the Company considers necessary for a fair presentation of its financial position and results of operations. The Company prepared these statements following the requirements of the U.S. Securities and Exchange Commission (the “SEC”) for interim reporting. As permitted under those rules, the Company condensed or omitted certain footnotes or other financial information that are normally required by GAAP for annual financial statements. These statements should be read in combination with the audited consolidated financial statements for the years ended December 31, 2011, 2012 and 2013.

The consolidated financial statements include the accounts of VeriSilicon Cayman and its wholly-owned subsidiaries. All inter-company balances and transactions have been eliminated in consolidation.

Revenue, cost and expenses, assets and liabilities can vary during each quarter of the year. Therefore, the results and trends in these interim unaudited condensed consolidated financial statements may not be the same as those for the full year.

(b)	Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist of cash and cash equivalents and accounts receivable. The Company deposits its cash and cash equivalents with financial institutions located in the jurisdictions where its subsidiaries are located.

The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers and other information, including previous loss history and the customers’ current ability to fulfill their obligations.

The following table summarizes customers that accounted for 10% or more of accounts receivable:

	December 31, 2013	June 30, 2014
Customer A	10%	31%
Customer C	23%	*

The following table summarizes revenue for customers that accounted for 10% or more of revenue:

	Six months ended June 30,
	2013	2014
Customer A	34%	45%

*	Less than 10%

(c)	Shipping and handling costs

Shipping and handling costs for products sold are expensed as incurred and included in cost of revenue. The Company incurred shipping and handling cost amounting to $167,183 and $202,841 for the six months ended June 30, 2013 and 2014, respectively.

VERISILICON HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

(d)	Pro forma information

The pro forma balance sheet of June 30, 2014 assumes the exercise for cash of all outstanding warrants to purchase Series E preference shares and conversion of all outstanding convertible preference shares (which will occur immediately prior to the completion of the initial public offering (“IPO”)) into ordinary shares, assuming the Series C-1, Series D-1 and Series E-1 preference shares are not issued based on the Company’s valuation prior to the completion of the IPO. The pro forma balance sheet of June 30, 2014 also reflects the reclassification of warrants to purchase preference shares and ordinary shares from liability to additional paid-in capital (which will occur immediately prior to the completion of the IPO).

Pro forma basic and diluted net income (loss) per share is computed by dividing net income (loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding for the six months ended June 30, 2014 plus the number of ordinary shares resulting from the assumed exercise of warrants to purchase Series E preference shares and conversion of all the outstanding convertible shares (which will occur immediately prior to the closing of the IPO).

(e)	Recently issued accounting standards

In July 2013, the FASB issued Accounting Standards Update (“ASU”) No. 2013-11, Income taxes (Topic 740): Presentation of an unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists—a consensus of the FASB Emerging Issues Task Force. ASU 2013-11 states that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. This ASU applies to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The Company does not expect the adoption will have a material impact on the Company’s consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which superseded the revenue recognition requirement in Topic 605, Revenue Recognition, including most industry-specific revenue recognition guidance throughout the Industry Topics of the Codification. In addition, it also superseded the cost guidance in Subtopic 605-35, Revenue Recognition—Construction-Type and Production-Type Contracts, and created new Subtopic 340-40, Other Assets and Deferred Costs—Contracts with Customers. ASU 2014-09 requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, which will be effective for annual reporting period beginning after December 15, 2016. The Company is still in the process of assessing the impact of this newly issued ASU on the Company’s consolidated financial statements.

VERISILICON HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars, except share data)

3.	ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

	December 31, 2013	June 30, 2014
Billed accounts receivable	$17,056,232	$23,496,566
Unbilled accounts receivable	7,292,402	5,768,854

Total	$24,348,634	$29,265,420

Activity in the allowance for doubtful accounts was as follows:

	Six months ended June 30,
	2013	2014
Balance at January 1	$699,235	$1,027,887
Charges to bad debt expenses	7,765	126,921

Balance at June 30	$707,000	$1,154,808

4.	INVENTORIES

	December 31, 2013	June 30, 2014
Work in progress	$5,866,612	$9,771,446
Finished goods	534,177	2,038,420

Total	$6,400,789	$11,809,866

The Company recorded an inventory write-down of $27,143 and $22,002 in cost of revenue during the six months ended June 30, 2013 and 2014, respectively.

5.	PROPERTY AND EQUIPMENT, NET

	December 31, 2013	June 30, 2014
Equipment	$6,850,302	$7,597,494
Office equipment and others	422,127	477,549
Software	216,840	221,069
Vehicle	65,442	92,258
Leasehold improvements	1,603,020	2,080,659

	9,157,731	10,469,029

Less: Accumulated depreciation	(6,307,110)	(6,890,808)
Construction in progress	370,286	5,520

Property and equipment, net	$3,220,907	$3,583,741

Depreciation expense for the six months ended June 30, 2013 and 2014 was $554,771 and $648,444, respectively.

VERISILICON HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars, except share data)

6.	INTANGIBLE ASSETS, NET

	December 31, 2013	June 30, 2014
Intangible assets not subject to amortization consisted of the following:

Trademark	$4,738,532	$4,738,532

Intangible assets subject to amortization consisted of the following:

Cost:
Technology	$2,517,328	$2,517,328
Licenses	8,000,470	11,407,693
Customer relationships	5,767,755	5,767,755
Backlog	380,039	380,039
Others	47,466	52,025

	16,713,058	20,124,840

Accumulated amortization	(11,320,317)	(12,304,767)

Intangible assets subject to amortization, net	5,392,741	7,820,073

Intangible assets, net	$10,131,273	$12,558,605

During the six months ended June 30, 2013 and 2014, licenses in the amount of $317,663 and $837,000 were fully amortized, respectively, and were written off from the cost and accumulated amortization.

Amortization expense for the six months ended June 30, 2013 and 2014 was $1,503,375 and $1,887,595, respectively. The Company will record future amortization expenses related to the intangible assets of $1,476,150, $1,890,850, $1,356,330, $978,240 and $978,240 for six months ending December 31, 2014, and twelve months ending December 31, 2015, 2016, 2017 and 2018, respectively.

7.	SHORT-TERM BORROWING

Revolving Credit Agreement

As of January 1, 2013, VeriSilicon Cayman, VeriSilicon U.S. and VeriSilicon Hong Kong (the “Borrowers”) had a short-term credit agreement (the “Revolving Credit Agreement”) with a bank (“Bank A”) that provided credit facilities of up to $15.0 million on a revolving credit basis until March 1 2013. The Revolving Credit Agreement was secured with all of the assets of the Borrowers (the “Collateral”), and VeriSilicon Taiwan and VeriSilicon Shanghai, as guarantors.

In April 2013, the Revolving Credit Agreement was extended to March 31, 2014 with a decrease of $2.0 million in the credit facilities to $13.0 million. The Revolving Credit Agreement was further extended to April 30, 2015 in April 2014.

Total outstanding short-term borrowing under the Revolving Credit Agreement was $12.8 million as of December 31, 2013 and June 30, 2014.

The interest expense incurred during the six months ended June 30, 2013 and 2014 was $338,729 and $369,406, respectively. The average interest rate on the loan was 6.08% and 5.98% in the six months ended June 30, 2013 and 2014, respectively.

VERISILICON HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars, except share data)

7.	SHORT-TERM BORROWING—continued

Revolving Credit Agreement—continued

The Revolving Credit Agreement contains certain financial covenants which are tested on a quarterly basis. The Revolving Credit Agreement allows Bank A to request the immediate repayment of the outstanding loans and to seize and sell the Collateral upon the occurrence of specified defaults, including noncompliance with the financial covenants. The Revolving Credit Agreement originally contained financial covenants on current ratio, EBITDA, and net profit ratio. As of December 31, 2013, the Company was in violation of the financial covenants. In April 2014, in connection with the extension of the Revolving Agreement to April 2015, Bank A amended the financial covenants to include only current ratio, earnings before depreciation and amortization (“EBDA”), minimum bank balance and maximum aggregate capital investment and waived the Company’s non-compliance with the financial covenants as of December 31, 2013. The Company was in compliance with these new financial covenants as of March 31, 2014 and June 30, 2014 and expects to continue to be in compliance with the covenants for the remaining period of 2014.

New Guaranteed Loan Agreements

In March 2013, the Company entered into a loan agreement with a China domestic bank (“Bank B”) for a total credit line of RMB 20 million (equivalent of $3.3 million) which is available for drawdown between March 21, 2013 to August 20, 2015 and matures one year from the drawdown date. This loan was guaranteed by Mr. Wayne Dai, the Company’s Chairman and CEO. As of December 31, 2013 and June 30, 2014, the Company had outstanding balance of RMB18 million (equivalent of $2.9 million), and RMB 13 million (equivalent of $2.1 million), respectively.

In May 2013, the Company entered into a loan agreement with another bank (“Bank C”) for a total credit of RMB 15 million (equivalent of $2.5 million) which is available for drawdown from May 30, 2013 to May 29, 2014 and matures one year from the drawdown date. This loan was also guaranteed by Mr. Wayne Dai. As of December 31, 2013 and June 30, 2014, the Company had outstanding balance of RMB 13 million (equivalent of $2.1 million) and RMB 8 million (equivalent of $1.3 million), respectively.

Borrowings under the above two loans outstanding as of June 30, 2014 have various maturity dates from July 2014 to March 2015. The interest expense incurred during the six months ended June 30, 2013 and 2014 for the above two loans was $15,975, and $166,762, with an average interest rate of 6.01% and 7.07%, respectively.

8.	LONG-TERM PAYABLES RELATING TO INTANGIBLE ASSETS

The Company entered into several license agreements to acquire intangible assets to be settled by installment payments. These long-term payables are interest free. The present value was determined by discounting the future payments using the Company’s borrowing rate of approximately 6.0%. The current portion of other long-term payables is recorded as part of accrued expenses and other current liabilities. During the six months ended June 30, 2013 and 2014, the Company recorded interest expense of $50,733, and $65,866, respectively, relating to the amortization of the discount.

VERISILICON HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars, except share data)

8.	LONG-TERM PAYABLES RELATING TO INTANGIBLE ASSETS—continued

Future payments for long-term payables related to intangible assets at June 30, 2014 were as follows:

Six months ending December 31, 2014	$421,416
Twelve months ending December 31, 2015	697,124

Total payments	1,118,540
Less: amount representing interest	80,564

Present value of payments	1,037,976
Less: current portion	733,208

Long term	$304,768

9.	SEGMENT INFORMATION

The Company’s chief operation decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews the consolidated results when making decisions about allocating resources and assessing performance of the Company. Based on this assessment, the Company has determined that it operates and manages its business as a single segment.

The following table summarizes the Company’s revenue generated from different geographic locations in which customers are based:

	Six months ended June 30,
	2013	2014
PRC (including Hong Kong and Macau and excluding Taiwan)	$17,675,739	$16,972,607
Taiwan	9,159,408	8,934,774
Japan	2,153,927	3,603,440
Germany	20,269,914	34,456,329
United States	4,177,195	5,161,258
Others	4,724,591	7,836,357

Total	$58,160,774	$76,964,765

Substantially all of the Company’s tangible long-lived assets are located in the PRC.

VERISILICON HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars, except share data)

10.	INCOME TAXES

The provision for income taxes for the six months ended June 30, 2013 and 2014 consisted of the following:

	Six months ended June 30,
	2013	2014
PRC
Current	96,293	155,895
Deferred	—	(132,129)

Other jurisdictions
Current	317,284	760,738
Deferred	—	—

Total	$413,577	$784,504

The effective tax rate is based on expected income and statutory tax rates. For interim financial reporting, the Company estimates the annual tax rate based on projected taxable income for the full year and records a quarterly income provision in accordance with ASC 740-270. As the year progresses, the Company refines the estimates of the year’s taxable income as new information becomes available. This continual estimation process often results in a change to the expected effective tax rate for the year. When this occurs, the Company adjusts the income tax provision during the quarter in which the change in estimate occurs so that the year-to-date provision reflects the expected annual tax rate.

The Company’s effective tax rate for the six months ended June 30, 2013 and 2014 was (2.0%) and (3.1%) respectively. The main reconciling items from the PRC statutory enterprise income tax rate of 25% to the effective rates for both periods presented are different tax rates applied in other jurisdictions, change in valuation allowance and some non-deductible expenses.

The Company has made its assessment of the level of tax authority for uncertain tax position (including the potential application of interest and penalties) based on the technical merits and did not recognize any additional tax liabilities during the six months ended June 30, 2014.

11.	SERIES G CONVERTIBLE REDEEMABLE PREFERENCE SHARES

On June 24, 2014, the Company authorized 10,900,000 Series G preference shares and issued an aggregate of 7,948,568 shares at a price of $2.80 per share (“Original Purchase Price”) for total proceeds of $22,255,990 with issuance cost of $436,696. The significant terms of Series G preference shares are as follows:

CONVERSION

Each holder of Series G preference shares shall initially be entitled to convert each such preference share at any time after the date of issuance into one ordinary share. The initial conversion price of each Series G preference shares is $2.80. In the event that offering price per share to the public in the Company’s IPO is not equal to or greater than 1.5 times the then current conversion price of Series G preference shares, the then current Conversion Price of Series G preference shares shall be automatically be adjusted to the offering price per share to the public in the Company’s IPO, divided by 1.5 (“Conversion Price Adjustment”).

VERISILICON HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars, except share data)

11.	SERIES G CONVERTIBLE REDEEMABLE PREFERENCE SHARES—continued

CONVERSION—continued

Immediately prior to the closing of a Qualified IPO, each Series G preference share shall automatically be converted into one ordinary share.

VOTING RIGHTS

Each Series G preference share entitles the holder to vote on an as-if converted basis.

DIVIDENDS

The decision to declare a dividend is at the discretion of the Board of Directors.

REDEMPTION

Beginning on the third anniversary of the issuance date, upon request of 66.67% of holders of then-outstanding Series G preference shares, the Company shall redeem for cash for all of such preference shares. In the case of redemption, the redemption price shall be the total of a) Original Purchase Price; b) 3% of the Original Purchase Price per annum (“Deemed Dividend”), and c) all declared but unpaid dividends thereon until the date of redemption.

LIQUIDATION

In the event of any liquidation, dissolution or winding up of the affairs of the Company, including the merger or consolidation of the Company with another company, the transfer of shares of the Company to a person, entity, or group of affiliated persons and/or entities that results in any such person, entity, or group being the beneficial owner of a majority of the Company’s outstanding capital stock, or a sale of all or substantially all of the assets of the Company, the holders of Series G preference shares shall be entitled to receive, prior and in preference to any distribution of assets or surplus fund of the Company to the holders of all other preference shares and ordinary shares, an amount equal to 100% of the Original Purchase Price of such Series G preference shares, plus all declared but unpaid dividend thereon (the “Series G Liquidation Preference”).

If the assets and funds available for distribution are insufficient to pay the Series G Liquidation Preference in full to all holders of Series G preference shares, then the entire assets and funds of the Company available for distribution shall be distributed ratably among the holders of Series G preference shares in proportion to the Series G preference shares then held by them.

ISSUANCE OF ADJUSTMENT SHARES

In the event that (i) the Company’s first firmly underwritten public offering is not completed on or prior to the second anniversary of the Series G preference share issuance date, and (ii) the Company’s 2015 audited annual net income is less than $20 million (excluding M&A, equity-based compensation and non-recurring adjustments) (the “Adjustment Trigger Event”), the Company shall issue to each holder additional Series G Shares equal to 10% of the Series G preference shares purchased by such purchaser (“Adjustment Shares”).

The Company accounts for the contingent adjustment share feature as an embedded derivative instrument, which is recorded initially at fair value with subsequent changes in fair value recorded in earnings. The initial value and subsequent change of the fair value for the embedded adjustment share feature were immaterial as of the date of issuance and for the six months period ended June 30, 2014.

VERISILICON HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars, except share data)

11.	SERIES G CONVERTIBLE REDEEMABLE PREFERENCE SHARES—continued

The Company considered all stated and implied substantive terms and features of the Series G Shares and determined they should be classified in mezzanine equity.

As the Conversion Price Adjustment and the issuance of Adjustment Shares are both contingent upon future event(s), the Company has not recognized any beneficial conversion feature (“BCF”) relating to the potential conversion price adjustment. BCF will be evaluated and recognized, if any, when the contingent event is resolved.

The Company does not believe that it is probable that the Series G preference shares will become redeemable and therefore did not accrete 3% Deemed Dividend on Series G preference shares as of June 30, 2014.

EXTINGUISHMENT OF SERIES C, D AND E PREFERENCE SHARES

With the issuance of Series G preference shares, the holders of Series C, D and E preference shares agreed to reduce the number of Series C-1, D-1 and E-1 preference shares (“Conversion Ratio”) they are entitled to receive in the event that there is an IPO greater than a Qualified IPO (See Note 11 to the Consolidated Financial Statements for the three years ended December 31, 2013). The original Conversion Ratio of Series C-1, D-1 and E-1 preference shares of 0.75 shall be reduced proportionately to zero as the Company’s pre-IPO valuation, determined using the midpoint of the IPO price range set forth on the cover page of the Company’s last preliminary prospectus filed with the SEC in connection with the Company’s IPO, increases from $300 million to $400 million. The Company deemed the modification of the Conversion Ratio to be an extinguishment of the previously existing Series C, D and E preference shares and related liquidation features and equity options with a concurrent issuance of new Series C, D and E preference shares. The difference between the fair value of the modified Series C, D and E preference shares and the carrying value of the existing Series C, D and E preference shares and related liquidation features and equity options is recorded in additional paid-in capital as a deemed contribution from preference shareholders. The fair value of the modified Series C, D and E preference shares became the carrying value of the Series C, D and E preference shares after the modification.

The Company accounts for the liquidation features and the conversion features on the modified Series C, D and E preference shares as embedded derivative instruments. Such features are initially recorded at fair value, as a reduction to the carrying value of the modified Series C, D and E preference shares, with subsequent changes in fair value recorded in earnings. The Company considered all stated and implied substantive terms and features of the modified Series C, D and E preference shares and classified them in mezzanine equity.

12.	FAIR VALUE

The Company performs a thorough analysis of its assets and liabilities that are subject to fair value measurements and disclosures to determine the appropriate level based on the observability of the inputs used in the valuation techniques. Liabilities carried at fair value as of June 30, 2014 are classified in the appropriate hierarchy based on the lowest level input that is significant to the fair value measurement in its entirety.

VERISILICON HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars, except share data)

12.	FAIR VALUE—continued

LIABILITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS

Liabilities measured on the Company’s balance sheet at fair value on a recurring basis as of June 30, 2014 consisted of the following:

	Fair Value Measurements at June 30, 2014 Using:
	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Balance
Liquidation feature of Series A convertible redeemable preference shares	$—	$—	$544,310	$544,310
Liquidation feature of Series B convertible redeemable preference shares	—	—	1,161,058	1,161,058

Total liquidation features of Series A and B convertible redeemable preference shares	$—	$—	$1,705,368	$1,705,368

Embedded derivatives of liquidation feature and conversion feature of Series C convertible redeemable preference shares	$—	$—	$34,618,820	$34,618,820
Embedded derivatives of liquidation feature and conversion feature of Series D convertible redeemable preference shares	—	—	24,808,903	24,808,903
Embedded derivatives of liquidation feature and conversion feature of Series E convertible redeemable preference shares	—	—	16,852,849	16,852,849

Embedded derivatives of liquidation feature and conversion feature of Series C, D and E convertible redeemable preference shares	$—	$—	$76,280,572	$76,280,572

Warrants to purchase convertible redeemable preference shares and ordinary shares	$—	$—	$2,991,366	$2,991,366

Total	$—	$—	$80,977,306	$80,977,306

VERISILICON HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars, except share data)

12.	FAIR VALUE—continued

LIABILITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS—continued

Liabilities measured on the Company’s balance sheet at fair value on a recurring basis as of December 31, 2013 consisted of the following:

	Fair Value Measurements at December 31, 2013 Using:
	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Balance
Liquidation feature of Series A convertible redeemable preference shares	$—	$—	$1,666,477	$1,666,477
Liquidation feature of Series B convertible redeemable preference shares	—	—	3,828,240	3,828,240
Liquidation feature of Series C convertible redeemable preference shares	—	—	4,925,616	4,925,616
Liquidation feature of Series D convertible redeemable preference shares	—	—	5,549,844	5,549,844
Liquidation feature of Series E convertible redeemable preference shares	—	—	3,770,047	3,770,047

Total liquidation features of Series A, B, C, D and E convertible redeemable preference shares	$—	$—	$19,740,224	$19,740,224

Equity Option of Series C convertible redeemable preference shares	$—	$—	$18,797,657	$18,797,657
Equity Option of Series D convertible redeemable preference shares	—	—	13,219,163	13,219,163
Equity Option of Series E convertible redeemable preference shares	—	—	8,979,859	8,979,859

Total Equity Options of Series C, D and E convertible redeemable preference shares	$—	$—	$40,996,679	$40,996,679

Warrants to purchase convertible redeemable preference shares and ordinary shares	$—	$—	$2,094,397	$2,094,397

Total	$—	$—	$62,831,300	$62,831,300

VERISILICON HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars, except share data)

12.	FAIR VALUE—continued

LIABILITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS—continued

The table below presents reconciliation for all assets and liabilities measured at fair value on a recurring basis, using significant unobservable inputs (Level 3) for the six months ended June 30, 2013 and 2014, respectively:

	Liquidation feature of Series A convertible redeemable preference shares	Liquidation feature of Series B convertible redeemable preference shares	Liquidation feature of Series C convertible redeemable preference shares	Liquidation feature of Series D convertible redeemable preference shares	Liquidation feature of Series E convertible redeemable preference shares
Liabilities:
Balance as of January 1, 2013	$713,483	$1,813,432	$4,735,267	$4,973,090	$3,378,254
Increase in fair value	612,484	1,617,301	1,281,599	1,599,266	1,086,393

Balance as of June 30, 2013	$1,325,967	$3,430,733	$6,016,866	$6,572,356	$4,464,647

Balance as of January 1, 2014	$1,666,477	$3,828,240	$4,925,616	$5,549,844	$3,770,047
Decrease in fair value	(1,122,167)	(2,667,182)	(3,294,608)	(3,680,106)	(2,499,920)
Extinguishment	—	—	(1,631,008)	(1,869,738)	(1,270,127)

Balance as of June 30, 2014	$544,310	$1,161,058	$—	$—	$—

The amount of total loss for the six months period attributable to the change in unrealized loss relating to liabilities still held at June 30, 2013	$(612,484)	$(1,617,301)	$(1,281,599)	$(1,599,266)	$(1,086,393)

The amount of total gain for the six months period attributable to the change in unrealized gain relating to liabilities still held at June 30, 2014	$1,122,167	$2,667,182	$3,294,608	$3,680,106	$2,499,920

VERISILICON HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars, except share data)

12.	FAIR VALUE—continued

LIABILITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS—continued

	Equity option of Series C convertible redeemable preference shares	Equity option of Series D convertible redeemable preference shares	Equity option of Series E convertible redeemable preference shares
Liabilities:
Balance as of January 1, 2013	$9,078,103	$6,160,523	$4,184,878
Increase in fair value	5,161,598	3,814,870	2,591,467

Balance as of June 30, 2013	$14,239,701	$9,975,393	$6,776,345

Balance as of January 1, 2014	$18,797,657	$13,219,163	$8,979,859
Increase in fair value	18,156,202	12,973,196	8,812,780
Extinguishment	(36,953,859)	(26,192,359)	(17,792,639)

Balance as of June 30, 2014	$—	$—	$—

The amount of total loss for the six months period attributable to the change in unrealized gain relating to liabilities still held at June 30, 2013	$(5,161,598)	$(3,814,870)	$(2,591,467)

The amount of total loss for the six months period attributable to the change in unrealized loss relating to liabilities still held at June 30, 2014	$(18,156,202)	$(12,973,196)	$(8,812,780)

	Embedded derivatives of liquidation feature and conversion feature of Series C convertible redeemable preference shares	Embedded derivatives of liquidation feature and conversion feature of Series D convertible redeemable preference shares	Embedded derivatives of liquidation feature and conversion feature of Series E convertible redeemable preference shares
Liabilities:
Balance as of January 1, 2014	—	—	—
Bifurcation of embedded derivatives	34,618,820	24,808,903	16,852,849

Balance as of June 30, 2014	34,618,820	24,808,903	16,852,849

The amount of total loss for the six months period attributable to the change in unrealized loss relating to liabilities still held at June 30, 2014	—	—	—

VERISILICON HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars, except share data)

12.	FAIR VALUE—continued

LIABILITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS—continued

	Warrants attached to Series C convertible redeemable preference shares	Warrants attached to Series D convertible redeemable preference shares	Warrants attached to Series E convertible redeemable preference shares	Warrants attached to ordinary shares
Liabilities:
Balance as of January 1, 2013	$135,444	$153,324	$1,041,481	$96
Increase (decrease) in fair value	52,464	59,232	402,249	—

Balance as of June 30, 2013	$187,908	$212,556	$1,443,730	$96

Balance as of January 1, 2014	$219,792	$240,792	$1,633,423	$390
Increase in fair value	99,612	76,020	516,787	204,550

Balance as of June 30, 2014	$319,404	$316,812	$2,150,210	$204,940

The amount of total loss for the six months period attributable to the change in unrealized loss relating to liabilities still held at June 30, 2013	$(52,464)	$(59,232)	$(402,249)	$—

The amount of total loss for the six months period attributable to the change in unrealized loss relating to liabilities still held at June 30, 2014	$(99,612)	$(76,020)	$(516,787)	$(204,550)

The total gain or loss attributable to the changes in unrealized gain or loss related to liabilities was recorded in other income (expense).

VERISILICON HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars, except share data)

12.	FAIR VALUE—continued

The Company does not have any assets or liabilities measured at fair value on a non-recurring basis as of December 31, 2013 and June 30, 2014, respectively.

13.	STOCK OPTIONS

The Company’s 2002 Stock Plan (the “2002 Plan”) allowed the Company to offer a variety of incentive awards to employees, directors and consultants of the Company for a period of ten years. Options to purchase 12,297,858 ordinary shares were authorized under the Plan. From June 2010 to January 2012, the Company had three amendments of the 2002 Plan which increased the aggregated number of ordinary shares reserved for issuance under the Plan from 12,297,858 to 17,942,247.

In January 2013, the Company adopted the 2012 Stock Option Plan (the “2012 Plan”) upon expiration of its 2002 Plan. Total number of ordinary shares authorized under the 2012 Plan was 2,103,019. The 2012 Plan also provides that ordinary shares not issued or delivered by reasons of expiration, forfeiture or cancellation under the 2002 Plan will be added to the number of authorized ordinary shares under the 2012 Plan. In May 2014, the Company reserved additional 2,200,000 ordinary shares for issuance under the 2012 Plan. The 2002 Plan and 2012 Plan are hereinafter referred to as the “Plan”.

Under the terms of the Plan, options are generally granted with exercise prices equal to the fair market value of the ordinary shares. Options vest over a period of four years and have a life of 10 years. As of June 30, 2014, options to purchase 15,429,366 shares of ordinary shares were outstanding and options to purchase 145,130 shares of ordinary shares were available for future grants.

A summary of option activity under the Plan during six months ended June 30, 2014 is presented below:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life	Aggregated Intrinsic Value
Options outstanding at January 1, 2014	13,585,370	$0.28
Granted	3,505,000	$1.33
Exercised	(1,427,601)	$0.20
Forfeited	(233,403)	$0.36

Options outstanding at June 30, 2014	15,429,366	$0.53	6.49 years	$34,750,933

Options vested and expected to vest	12,286,825	$0.55	6.27 years	$27,374,862

Options exercisable	10,301,915	$0.25	4.81 years	$26,071,567

The total intrinsic value of options exercised during the six months ended June 30, 2013 and 2014 was $31,656 and $3,684,265, respectively.

The weighted-average grant date fair value of options granted for the six months ended June 30, 2013 and 2014 was $0.29 and $1.11, respectively.

The Company recorded share-based compensation of $72,307 and $202,834 for the six months ended June 30, 2013 and 2014, respectively. As of June 30, 2014, unrecognized compensation expense related to non-vested share-based compensation arrangements granted under the Plan was $3,759,866, which was expected to be recognized over a weighted average period of 3.74 years.

VERISILICON HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars, except share data)

13.	STOCK OPTIONS—continued

The fair value of each option granted is estimated on the grant date using the Black-Scholes option pricing model. Expected volatilities are based on the average volatility of comparable companies. The Company uses historical data to estimate option exercise and employee forfeiture rates. The expected term represents the period of time that the options are expected to be outstanding. The risk-free rate is based on the yield of Chinese government securities with similar duration to the expiration term. The dividend yield is estimated based on the Company’s intended future dividend plan:

	Six months ended June 30,
	2013	2014
Average risk-free rate of return	1.93%	2.79%
Weighted average expected option life	6.86 years	6.73 years
Volatility rate	45.48%	42.84%
Dividend yield	Nil	Nil
Fair value of ordinary share	0.62	1.91

VERISILICON HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars, except share data)

14.	BASIC AND DILUTED NET LOSS PER SHARE

The following table sets forth the computation of actual and pro forma basic and diluted net income (loss) per share for the periods indicated:

	Six months ended June 30,
	2013	2014
Net loss per share:
Net loss	$(21,030,462)	$(26,168,161)

Weighted average shares outstanding—basic and diluted	12,934,136	13,699,195

Net loss per share—basic and diluted	$(1.63)	$(1.91)

Pro forma net loss per share (see Note 2(d)):
Net loss		$(26,168,161)

Weighted average share outstanding—basic and diluted		13,699,195
Pro forma adjustments to reflect:
Conversion of:
Series A convertible redeemable preference shares		3,607,093
Series B convertible redeemable preference shares		5,244,165
Series C convertible redeemable preference shares		13,037,630
Series D convertible redeemable preference shares		9,424,085
Series E convertible redeemable preference shares		6,401,845
Series F convertible non-redeemable preference shares		4,347,825
Series G convertible redeemable preference shares		307,403
Exercise and conversion of:
Warrant to purchase Series E convertible redeemable preference shares		815,122

Weighted average shares used in computing pro forma net loss per share —basic and diluted		56,884,363

Pro forma net loss per share—basic and diluted		$(0.46)

VERISILICON HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars, except share data)

14.	BASIC AND DILUTED LOSS PER SHARE—continued

During the six months ended June 30, 2013 and 2014, the Company had securities which could potentially dilute basic loss per share in the future, which were excluded from the computation of diluted loss per share as their effects would have been anti-dilutive. Such outstanding securities consist of the following:

	June 30,
	2013	2014
Series A convertible redeemable preference shares	3,607,093	3,607,093
Series B convertible redeemable preference shares	5,244,165	5,244,165
Series C convertible redeemable preference shares	13,037,630	13,037,630
Series D convertible redeemable preference shares	9,424,085	9,424,085
Series E convertible redeemable preference shares	6,401,845	6,401,845
Series F convertible non-redeemable preference shares	4,347,825	4,347,825
Series G convertible redeemable preference shares	—	7,948,568
Warrants to purchase ordinary shares and preference shares	1,295,122	1,295,122
Stock options	13,159,777	15,429,366

	56,517,542	66,735,699

15.	COMMITMENTS AND CONTINGENCIES

(a)	Lease

The Company leases its facilities under non-cancelable operating leases that expire in 2014, 2015, 2016 and 2017. Rent expense was $1,187,627 and $1,316,095 for the six months ended June 30, 2013 and 2014, respectively.

Future minimum lease payments for operating leases with terms in excess of one year at June 30, 2014 were as follows:

Six months ending December 31, 2014	$1,048,855
Twelve months ending December 31, 2015	1,813,925
Twelve months ending December 31, 2016	211,476
Twelve months ending December 31, 2017	94,832

Total minimum lease payments	$3,169,088

(b)	Purchase commitment

Future payment required for purchase of license is as follows:

Six months ending December 31, 2014	$3,418,756
Twelve months ending December 31, 2015	1,639,320
Twelve months ending December 31, 2016	405,988

Total license purchase payments	$5,464,064

VERISILICON HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars, except share data)

15.	COMMITMENTS AND CONTINGENCIES—continued

(c)	Indemnification

In the ordinary course of business, the Company may enter into contractual arrangements under which the Company indemnifies a third party for losses relating to services performed on behalf of the Company or for losses arising from certain events defined within the particular contract. Such events may include litigation or claims relating to patent infringement. The indemnification obligations may not be subject to maximum loss clauses. The Company has not received notice of any claims related to these indemnification obligations during the six months ended June 30, 2014 and has not recognized any indemnification liabilities as of June 30, 2014.

16.	RETIREMENT PLAN

Full time employees of the Company in the PRC participate in a government-mandated multi-employer defined contribution plan under which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Company to accrue for these benefits based on certain percentages of the employees’ salaries. The total provision for such employee benefits was $1.8 million and $2.2 million, for the six months ended June 30, 2013 and 2014, respectively.

In 2008, the Company adopted a 401(k) plan for its expatriate employees and employees of VeriSilicon U.S. to which eligible employees may contribute, on a pretax basis, subject to the maximum amount permitted by the Internal Revenue Code. The Company is not required, nor has it contributed, to the 401(k) Plan.

17.	RELATED PARTY TRANSACTIONS AND BALANCES

In connection with the acquisition of the ZSP DSP platform from LSI Logic Corporation in 2006, the Company assumed certain obligations with respect to a license agreement between LSI Logic Corporation and certain subsidiaries of Marvell Technology Group Ltd. (“Marvell”). The Company also entered into NRE design services agreements with Marvell. Dr. Wayne Dai, who is the Company’s Chairman of the Board of Directors, Chief Executive Officer and President, is the brother of Weili Dai, who is the President of Marvell and the wife of Dr. Sehat Sutardja, the Chairman of the Board of Directors and Chief Executive Officer of Marvell. In addition, Ms. Dai is a shareholder of the Company. The Company earned $0.6 million and $1.7 million as license and support fees from Marvell for the six months end June 30, 2013 and 2014, respectively. The Company had $1.0 million and $0.7 million receivable from Marvell as of December 31, 2013 and June 30, 2014, respectively.

In 2009, the Company entered into an IP license distribution agreement with Vivante Corporation (“Vivante”), which is an embedded graphics IP provider. Dr. Wayne Dai is the brother of Wei-Jin Dai, who is the President of Vivante. Mr. Wei-Jin Dai is also a shareholder of the Company. The Company earned $0.1 million and $0.1 million as the distributor of Vivante IP for the six months ended June 30, 2013 and 2014, respectively. On the other hand, the Company purchased $0.1 million and nil IP license and incurred $0.3 million and $0.1 million royalty expense from Vivante for the six months ended June 30, 2013 and 2014, respectively. The Company had $0.4 million and $0.1 million payable to Vivante as of December 31, 2013 and June 30, 2014, respectively.

VERISILICON HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars, except share data)

18.	SUBSEQUENT EVENT

Subsequent events have been reviewed through September 10, 2014.

On May 15, 2014, Uniloc USA, Inc. and Uniloc Luxembourg S.A. (collectively “Uniloc”) filed a complaint in the U.S. District Court for the Eastern District of Texas against the Company alleging infringement of U.S. Patent No. 5,579,222 (the “222 patent”). The complaint seeks unspecified damages for alleged past infringement only, because the 222 patent expired in 2013. The Company’s response to the complaint (both an Answer and a Declaratory Relief counterclaim) was filed on August 8, 2014, denying liability and asserting several defenses. The case is in the early stages and Uniloc has not detailed its damages claims, and therefore it is too soon to estimate a range of losses relating to this matter. The Company believes the complaint lacks merit and the Company intends to defend itself vigorously. The Company believes a loss is remote and thus did not accrue any contingent liability as of June 30, 2014.

In July 2014, the Company reserved an additional 400,000 ordinary shares for issuance under the 2012 Plan and granted 389,000 options to purchase the Company’s ordinary shares to its employees with an exercise price of $2.81 per share.

In August 2014, the Company issued an additional 1,785,713 Series G preference shares at a price of $2.80 per share for total proceeds of approximately $5.0 million.

*    *    *    *    *    *

Munich
Oulu
Beijing
Seoul
Nice
Santa Clara
Europe
Asia
North America
Tokyo
Taipei
Chengdu
Plano
Shanghai
Shenzhen

Worldwide Operations

- R&D Operations
- Sales & Support

We lease space in each of the buildings shown in the photographs above. In all of these buildings, we occupy only a limited amount of the total space in the building.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default or neglect, civil fraud or the consequences or committing a crime. Our amended and restated memorandum and articles of association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own actual fraud or willful default.

Pursuant to the form of indemnification agreement to be filed as Exhibit 10.03 to this Registration Statement, we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement will also provide for indemnification of us and our officers and directors in certain instances.

ITEM 7.	RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued and sold the securities listed below without registering these securities under the Securities Act. None of these transactions involved any underwriters’ underwriting discounts or commissions or any public offering. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering. No underwriters were involved in these issuances of securities.

Since January 1, 2011, the registrant granted options under its equity incentive plans to purchase 7,765,516 shares of ordinary shares to its employees, directors and other eligible service providers, having exercise prices ranging from $0.29 to $2.81 per share for an aggregate exercise price of $7,741,078.08.

Purchaser	Date of Issuance	Title of Securities	Number of Securities Originally Issued	Consideration
Holders of Series F Preference Shares	August 16, 2011	Series F Preference Shares	3,478,260	$8,000,000
Holders of Series F Preference Shares	August 30, 2012	Series F Preference Shares	869,565	$2,000,000
Holders of Series G Preference Shares	June 24, 2014	Series G Preference Shares	7,948,568	$22,255,990
Holders of Series G Preference Shares	August 14, 2014	Series G Preference Shares	1,071,428	$3,000,000
Holders of Series G Preference Shares	August 27, 2014	Series G Preference Shares	714,285	$2,000,000

ITEM 8.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

See Exhibit Index beginning on page II-6 of this registration statement.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9.	UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the U.S. Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement on Form F-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Shanghai, China, on October 16, 2014.

VERISILICON HOLDINGS CO., LTD.

By:	/s/ Wayne Wei-Ming Dai
	Name:	Wayne Wei-Ming Dai
	Title:	Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned officers and directors of VeriSilicon Holdings Co., Ltd., hereby severally constitute and appoint Wayne Wei-Ming Dai and Xiaoning (Shannon) Gao, and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him or her and in his or her name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any other registration statement for the same offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on October 16, 2014.

Signature	Title

/s/ Wayne Wei-Ming Dai Wayne Wei-Ming Dai, Ph.D.	Chairman of the Board of the Directors, Chief Executive Officer and President (principal executive officer)

/s/ Xiaoning (Shannon) Gao Xiaoning (Shannon) Gao	Chief Financial Officer (principal financial and accounting officer)

/s/ Datong Chen Datong Chen, Ph.D.	Director

/s/ Marco Landi Marco Landi	Director

/s/ Terrence McCarthy Terrence McCarthy	Director

/s/ Soo Boon Quek Soo Boon Quek	Director

/s/ Yunbei (Ben) Yu Yunbei (Ben) Yu, Ph.D.	Director

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of VeriSilicon Holdings Co., Ltd. has signed this registration statement or amendment thereto in Shanghai, China on October 16, 2014.

VERISILICON, INC.

By:	/s/ Wayne Wei-Ming Dai
Name: Wayne Wei-Ming Dai, Ph.D.
Title: Chief Executive Officer and President

INDEX TO EXHIBITS

Number		Description

1.01	*	Form of Underwriting Agreement

3.01	*	Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect

3.02	*	Form of Amended and Restated Memorandum and Articles of Association of the Registrant, effective upon the completion of this offering

4.01	*	Specimen American Depositary Receipt (included in Exhibit 4.03)

4.02	*	Specimen Certificate for Ordinary Shares

4.03	*	Form of Deposit Agreement

4.04	*	Amended and Restated Members Agreement dated as of June 24, 2014.

4.05	*	Form of Ordinary Share Warrant

4.06	*	Form of Series C Warrant

4.07	*	Form of Series D Warrant

5.01	*	Opinion of Maples and Calder, Cayman Islands Counsel to the Registrant, regarding the validity of the Ordinary Shares being registered

5.02	*	Opinion of Fangda Partners regarding certain PRC matters

5.03	*	Opinion of , Counsel to the Depositary, regarding the validity of the American Depositary Shares and American Depositary Receipts

8.02	*	Opinion of Maples and Calder regarding certain Cayman Islands tax matters (included in Exhibit 5.01)

8.03	*	Opinion of Fangda Partners, People’s Republic of China Counsel to the Registrant, regarding certain PRC tax matters (included in Exhibit 5.02)

8.04	*	Opinion of Sidley Austin LLP regarding certain U.S. tax matters

10.01	*	2002 Share Plan and form of restricted share award agreement and option award agreement

10.02	*	2012 Share Plan and form of restricted share award agreement and option award agreement

10.03	*	Form of Indemnification Agreement with the Registrant’s directors and officers

10.04	*	Form of Employment Agreement

10.05	*	Shanghai City Building, Lease Agreements dated as of September 29, 2010 and by and between VeriSilicon Microelectronics (Shanghai) Co., Ltd. and Shanghai Zhangjiang Hi-Technology Park Development Co., Ltd.

10.06	*	Loan and Security Agreement entered into as of June 27, 2008, by and among Cathay Bank, VeriSilicon U.S. and the Registrant.

10.07	*	Facility Letter from Shanghai Jinqiao Branch of China Merchants Bank Co., Ltd. to VeriSilicon Shanghai dated as of May 20, 2013

10.08	*	Facility Letter from Zhangjiang Branch of Shanghai Pudong Development Bank Co., Ltd. to VeriSilicon Shanghai dated as of March 21, 2013

Number		Description

10.09†		Third Amended and Restated License Agreement between Google Inc. and the Registrant, dated August 1, 2014

10.10	†	Technology License Agreement among LSI Logic Corporation, LSI Logic HK Holdings and the Registrant, dated June 30, 2006

21.01	*	List of Subsidiaries

23.01		Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an Independent Registered Public Accounting Firm

23.02	*	Consent of Maples and Calder

23.03	*	Consent of Sidley Austin LLP

23.04	*	Consent of Fangda Partners

24.01		Powers of Attorney (included on signature page)

*	To be filed by amendment.
†	Confidential treatment has been requested for certain portions of this Exhibit pursuant to Rule 406 under the Securities Act. Confidential materials have been omitted and filed separately with the Securities and Exchange Commission.